UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2017)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

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S-______________________
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C-______________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
Report period (if applicable)

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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

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_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 26th day of February 2019.

THE REPUBLIC OF ARGENTINA

By: /S/ SANTIAGO BAUSILI
Name: Santiago Bausili
Title: Secretary of Finance of the Republic of Argentina

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2017

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 27,431 dated January 2, 2018, as amended.
Exhibit D:	Description of the Republic of Argentina dated February 26, 2019.*
Exhibit E:	Debt Tables as of December 31, 2017.*

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO

Ley 27431

Apruébase el Presupuesto General de la Administración Nacional para el Ejercicio 2018.

El Senado y Cámara de Diputados de la Nación Argentina reunidos en Congreso, etc. sancionan con fuerza de

Ley:

TÍTULO I

Disposiciones generales

CAPÍTULO I

Del presupuesto de gastos y recursos de la administración nacional

ARTÍCULO 1°.- Fíjase en la suma de PESOS DOS BILLONES NOVECIENTOS CUATRO MIL CUATROCIENTOS CATORCE MILLONES CIENTO DIECISIETE MIL CUATROCIENTOS SESENTA Y OCHO ($ 2.904.414.117.468) el total de los gastos corrientes y de capital del Presupuesto General de la Administración Nacional para el Ejercicio 2018, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

Finalidad	*Gastos corrientes*	*Gastos de capital*	*Total*
Administración Gubernamental	107.810.693.582	36.068.366.677	143.879.060.259
Servicios de Defensa y Seguridad	141.756.106.316	5.017.232.507	146.773.338.823
Servicios Sociales	1.814.665.677.598	85.800.869.252	1.900.466.546.850
Servicios Económicos	222.741.599.355	84.054.325.740	306.795.925.095
Deuda Pública	406.499.246.441	-	406.499.246.441
TOTAL	2.693.473.323.292	210.940.794.176	2.904.414.117.468

ARTÍCULO 2°.- Estímase en la suma de PESOS DOS BILLONES DOSCIENTOS VEINTICINCO MIL QUINIENTOS CUARENTA Y CUATRO MILLONES DOSCIENTOS CUARENTA Y TRES MIL SETENTA Y SIETE ($ 2.225.544.243.077) el Cálculo de Recursos Corrientes y de Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla anexa 8 al presente artículo.

Recursos Corrientes	2.211.741.922.515
Recursos de Capital	13.802.320.562
TOTAL:	2.225.544.243.077

ARTÍCULO 3°.- Fíjanse en la suma de PESOS QUINIENTOS OCHO MIL OCHOCIENTOS TREINTA Y CINCO MILLONES CUATROCIENTOS TREINTA Y UN MIL TRESCIENTOS TREINTA Y UNO ($508.835.431.331) los importes correspondientes a los Gastos Figurativos para transacciones corrientes y de capital de la Administración Nacional, quedando en consecuencia establecido el financiamiento por Contribuciones Figurativas de la Administración Nacional en la misma suma, según el detalle que figura en las planillas anexas 9 y 10 que forman parte del presente artículo.

ARTÍCULO 4°.- Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el resultado financiero deficitario queda estimado en la suma de PESOS SEISCIENTOS SETENTA Y OCHO MIL OCHOCIENTOS SESENTA Y NUEVE MILLONES OCHOCIENTOS SETENTA Y CUATRO MIL TRESCIENTOS NOVENTA Y UNO ($ 678.869.874.391). Asimismo se indican a continuación las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las planillas 11, 12, 13, 14 y 15 Anexas al presente artículo:

Fuentes de Financiamiento	2.199.269.570.459
- Disminución de la Inversión Financiera	18.618.167.278
- Endeudamiento Público e Incremento de otros pasivos	2.180.651.403.181
Aplicaciones Financieras	1.520.399.696.068
- Inversión Financiera	235.998.485.316
- Amortización de Deuda y Disminución de otros pasivos	1.284.401.210.752

Fíjase en la suma de PESOS OCHO MIL SETECIENTOS UN MILLONES CUATROCIENTOS SETENTA MIL DOSCIENTOS CUARENTA Y TRES ($ 8.701.470.243) el importe correspondiente a Gastos Figurativos para Aplicaciones Financieras de la Administración Nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la Administración Nacional en la misma suma.

ARTÍCULO 5°.- El jefe de Gabinete de Ministros, a través de decisión administrativa, distribuirá los créditos de la presente ley como mínimo a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo en ese acto el jefe de Gabinete de Ministros podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios (texto ordenado por decreto 438/92) y sus modificaciones.

ARTÍCULO 6°.- Salvo decisión fundada del jefe de Gabinete de Ministros, en el marco de las necesidades de dotación que establezca el Ministerio de Modernización, no se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las planillas (A) anexas al presente artículo para cada jurisdicción, organismo descentralizado e institución de seguridad social. Asimismo, establécese la reserva de cargos vacantes de acuerdo al detalle de la planilla (B) anexa al presente artículo.

Exceptúase de esa limitación a las transferencias de cargos entre jurisdicciones y entidades de la Administración Nacional, incluyendo las compensaciones con la reserva constituida, y la incorporación de agentes como consecuencia de procesos de selección. Quedan también exceptuados los cargos de las Autoridades Superiores de la Administración Nacional, del Sistema Nacional de Ciencia, Tecnología e Innovación, determinado por la ley

BOLETÍN OFICIAL
de la República Argentina

PRESIDENCIA DE LA NACIÓN
Secretaría Legal y Técnica | Dr.Pablo Clusellas - Secretario
Dirección Nacional del Registro Oficial | Lic. Ricardo Sarinelli - Director Nacional

25.467, de los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las Fuerzas Armadas, de Seguridad, de la Policía de Seguridad Aeroportuaria, del Servicio Exterior de la Nación y del Cuerpo de Guardaparques Nacionales y los correspondientes a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2.098 del 3 de diciembre de 2008.

ARTÍCULO 7°.- No se podrán cubrir los cargos previstos en la reserva mencionada en el artículo anterior, existentes a la fecha, de sanción de la presente ley, ni las vacantes que se produzcan con posterioridad en las jurisdicciones y entidades de la Administración Pública Nacional, sin la previa autorización del jefe de Gabinete de Ministros. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que esos cargos no hubieran podido ser cubiertos.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las Autoridades Superiores de la Administración Nacional, al personal científico y técnico de los organismos indicados en el inciso a) del artículo 14 de la ley 25.467, el Instituto Antártico Argentino, la Fundación Miguel Lillo, el Instituto Nacional de Prevención Sísmica, el Servicio Meteorológico Nacional, el Servicio de Hidrografía Naval, el Instituto Geográfico Nacional y el Instituto de Investigaciones Científicas y Técnicas para la Defensa y a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2.098 del 3 de diciembre de 2008.

ARTÍCULO 8°.- Autorízase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda, a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que ellas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte, siempre que ellos estén destinados al Financiamiento de Gastos de Capital.

ARTÍCULO 9°.- El jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda, podrá disponer ampliaciones en los créditos presupuestarios de la administración central, de los organismos descentralizados e instituciones de la seguridad social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de entes del sector público nacional, donaciones y los remanentes de ejercicios anteriores que por ley tengan destino específico.

ARTÍCULO 10.- Las facultades otorgadas por la presente ley al jefe de Gabinete de Ministros podrán ser asumidas por el Poder Ejecutivo nacional, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del artículo 99 de la Constitución Nacional.

CAPÍTULO II

De las normas sobre gastos

ARTÍCULO 11.- Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2018 de acuerdo

con el detalle obrante en las planillas A y B anexas al presente artículo.

Facúltase al jefe de Gabinete de Ministros a efectuar las reestructuraciones presupuestarias necesarias a fin de incorporar las asignaciones dispuestas en la planilla B anexa al presente artículo y a incorporar la contratación de obras en la medida que ellas se financien con cargo a las facultades previstas en los artículos 8° y 9° de la presente ley.

ARTÍCULO 12.- Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las Universidades Nacionales la suma de PESOS NOVENTA Y CINCO MIL TRESCIENTOS DIECISIETE MILLONES TRESCIENTOS DIECISIETE MIL TRESCIENTOS SETENTA Y UN ($ 95.317.317.371), de acuerdo con el detalle de la Planilla Anexa al presente artículo.

Dispónese que el jefe de Gabinete de Ministros efectuará, en forma adicional a la dispuesta en el párrafo precedente, la distribución obrante en la planilla B Anexa al presente artículo por la suma total de PESOS MIL OCHOCIENTOS DIECISIETE MILLONES ($ 1.817.000.000).

Las universidades nacionales deberán presentar ante la Secretaría de Políticas Universitarias del Ministerio de Educación, la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieren por todo concepto. El citado ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de esa información, en tiempo y forma.

El presupuesto aprobado por cada universidad para el Ejercicio fiscal deberá indicar la clasificación funcional de Educación, Salud y Ciencia y Técnica. La ejecución presupuestaria y contable así como la cuenta de inversión deberá considerar el clasificador funcional.

Las plantas de personal docente y no docente sobre las cuales se aplicarán los aumentos salariales en el año 2018 serán las vigentes a las liquidaciones correspondientes al mes de noviembre de 2017, salvo los aumentos de las plantas aprobadas y autorizadas por la Secretaría de Políticas Universitarias, según la reglamentación que establezca el Ministerio de Educación.

Facúltese al jefe de Gabinete de Ministros a efectuar una compensación por PESOS CINCUENTA Y NUEVE MILLONES DOSCIENTOS SETENTA Y CUATRO MIL SETECIENTOS CINCUENTA Y UNO ($59.274.751) entre el Programa 26 de la Jurisdicción 70 con el Programa 21 de la Jurisdicción 45 a los fines de incorporar en la planilla anexa al presente artículo a la Universidad Nacional de la Defensa.

ARTÍCULO 13.- Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del "Acuerdo Nación - Provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos", celebrado entre el Estado nacional, los estados provinciales y la Ciudad Autónoma de Buenos Aires el 27 de febrero de 2002, ratificado por la ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado Acuerdo, las que se determinan seguidamente: provincia de La Pampa, PESOS TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN ($ 3.369.100); provincia de Santa Cruz, PESOS TRES MILLONES TRESCIENTOS OCHENTA MIL ($ 3.380.000); provincia de Santiago del Estero, PESOS SEIS MILLONES

SETECIENTOS NOVENTA Y CINCO MIL ($ 6.795.000); provincia de Santa Fe, PESOS CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN ($ 14.970.100) y provincia de San Luis, PESOS CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS ($ 4.031.300).

ARTÍCULO 14.- Asígnase durante el presente ejercicio la suma de PESOS DOS MIL QUINIENTOS MILLONES ($ 2.500.000.000) como contribución destinada al Fondo Nacional de Empleo (FNE) para la atención de programas de empleo del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

ARTÍCULO 15.- El Estado nacional toma a su cargo las obligaciones generadas en el Mercado Eléctrico Mayorista (MEM) por aplicación de la Resolución 406 del 8 de septiembre de 2003 de la Secretaría de Energía, correspondientes a las acreencias de Nucleoeléctrica Argentina Sociedad Anónima (NASA), de la Entidad Binacional Yacyretá, de las Regalías a las Provincias de Corrientes y Misiones por la generación de la Entidad Binacional Yacyretá y a los excedentes generados por el Complejo Hidroeléctrico de Salto Grande, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2018.

Las obligaciones del Estado nacional con relación a cualquier deuda o compromiso vinculado al denominado "Programa de Convergencia de Tarifas Eléctricas y Reafirmación del Federalismo Eléctrico en la República Argentina" estarán limitadas al monto de las inversiones comprometidas por el Estado nacional a favor de las respectivas jurisdicciones provinciales en el marco de dicho programa, que se encuentren pendientes de ejecución. La autoridad de aplicación será la Secretaría de Energía Eléctrica del Ministerio de Energía y Minería, la que deberá determinar el monto de las obligaciones pendientes y las condiciones y modalidad de cancelación.

ARTÍCULO 16.- Asígnase al Fondo Nacional para el Enriquecimiento y la Conservación de los Bosques Nativos, en virtud de lo establecido por el artículo 31 de la ley 26.331, un monto de PESOS QUINIENTOS CINCUENTA Y SEIS MILLONES QUINIENTOS MIL ($ 556.500.000) y para el Programa Nacional de Protección de los Bosques Nativos un monto de PESOS VEINTICINCO MILLONES NOVECIENTOS TREINTA Y CINCO MIL ($ 25.935.000).

Facúltase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda, a ampliar los montos establecidos en el párrafo precedente, en el marco de la mencionada ley.

Establécese para el Ejercicio 2018 una asignación de PESOS SESENTA MILLONES ($ 60.000.000) destinados al Programa de Seguimiento Parlamentario del Presupuesto - Oficina de Presupuesto del Congreso - ley 27.343, de PESOS CINCUENTA MILLONES ($50.000.000) para el Sistema Nacional de Prevención de la Tortura y Otros Tratos o Penas Crueles, Inhumanos o Degradantes - ley 26.827, de PESOS SEIS MILLONES DOSCIENTOS TREINTA Y CINCO MIL ($6.235.000) para la Comisión Bicameral del Defensor de las Niñas, Niños y Adolescentes y la suma de PESOS CINCUENTA MILLONES ($50.000.000) para la Defensoría de las Niñas, Niños y Adolescentes. Dichas asignaciones deberán compensarse con los créditos presupuestarios del Programa 18 de la Jurisdicción 1- Poder Legislativo nacional.

Asígnese para el Ejercicio 2018 la suma de PESOS CINCO MIL CATORCE MILLONES CUATROCIENTOS TREINTA MIL ($5.014.430.000), con destino al Ministerio del Interior, Obras Públicas y Vivienda, según el detalle de las planillas A, B y C anexas al presente artículo.

Asimismo, asígnese la suma de PESOS CUARENTA Y TRES MILLONES TRESCIENTOS SESENTA Y OCHO MIL ($43.368.000) a la AGENCIA DE ACCESO A LA INFORMACIÓN PÚBLICA, de PESOS TREINTA Y SIETE MILLONES ($37.000.000) al MINISTERIO DE TURISMO, de PESOS NOVENTA MILLONES ($90.000.000) para el SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA para el programa Acciones para Contribuir a Asegurar la Protección Vegetal, de PESOS VEINTICINCO MILLONES ($25.000.000) para el Centro Universitario San Francisco Córdoba, de PESOS DOS MILLONES ($ 2.000.000) para la Congregación Israelita de la República Argentina (C.I.R.A.) para ser utilizados en la puesta en valor de la Sala del Museo Judío de Buenos Aires, de PESOS SEISCIENTOS MILLONES ($600.000.000) para la actividad 26 del Programa 19 del Ministerio del Interior, Obras Públicas y Vivienda, de PESOS MIL CUATROCIENTOS MILLONES ($1.400.000.000) a la Comisión de Energía Atómica para ser destinados a la construcción del reactor CAREM Fase 2 y al Plan Nacional de Medicina Nuclear, de PESOS CIEN MILLONES ($100.000.000) para el Programa Casas de Atención y Acompañamiento Comunitario (CAACS) dependiente de la Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina, de PESOS CINCUENTA MILLONES ($50.000.000) para el Instituto Nacional de las Mujeres y de PESOS DIEZ MILLONES ($10.000.000) para la Fundación Miguel Lillo.

Facúltase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a lo establecido en los párrafos precedentes, y a asignar la suma de PESOS NOVENTA y SIETE MILLONES TRESCIENTOS VEINTISEIS MIL ($97.326.000) para atender estudios de prefactibilidad de los proyectos incluidos en la planilla D anexa al presente artículo.

ARTÍCULO 17.- Aerolíneas Argentinas Sociedad Anónima y Austral Líneas Aéreas - Cielos del Sur Sociedad Anónima deberán proceder a registrar en sus respectivos estados contables todas las asistencias financieras que hubieran recibido del Estado nacional y las que reciban en el futuro, como aportes efectuados a cuenta de futuros aumentos de capital.

Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Transporte, a realizar y/o promover los actos societarios necesarios para la capitalización por parte de Aerolíneas Argentinas Sociedad Anónima y Austral Líneas Aéreas - Cielos del Sur Sociedad Anónima en favor del Estado nacional de todas las asistencias financieras que esas sociedades hubieran recibido del Estado nacional hasta el presente, y las que reciban en el futuro.

ARTÍCULO 18.- Déjanse sin efecto para el Ejercicio 2018 las previsiones contenidas en los artículos 2° y 3° de la ley 25.152.

ARTÍCULO 19.- Establécese la vigencia para el ejercicio fiscal 2018 del artículo 7° de la ley 26.075, en concordancia con lo dispuesto en los artículos 9° y 11 de la ley 26.206, teniendo en mira los fines y objetivos de la política educativa nacional y asegurando la transferencia a municipios de acuerdo a los montos destinados efectivamente para cubrir gastos vinculados a la finalidad y función educación básica formal de acuerdo a la normativa vigente en cada jurisdicción.

CAPÍTULO III

De las normas sobre recursos

ARTÍCULO 20.- Dispónese el ingreso como contribución al Tesoro Nacional de la suma de PESOS QUINIENTOS SETENTA Y SEIS MILLONES TRESCIENTOS SETENTA Y CINCO MIL ($ 576.375.000) de acuerdo con la distribución indicada en la planilla anexa al presente artículo. El jefe de Gabinete de Ministros establecerá el cronograma de pagos.

ARTÍCULO 21.- Fíjase en la suma de PESOS TRESCIENTOS SEIS MILLONES DIECIOCHO MIL ONCE ($ 306.018.011) el monto de la tasa regulatoria según lo establecido por el primer párrafo del artículo 26 de la ley 24.804 - Ley Nacional de la Actividad Nuclear.

ARTÍCULO 22.- Prorrógase para el Ejercicio 2018 lo dispuesto en el artículo 22 de la ley 27.341.

CAPÍTULO IV

De los cupos fiscales

ARTÍCULO 23.- Establécese para el Ejercicio 2018 un cupo fiscal de DÓLARES ESTADOUNIDENSES UN MIL CUATROCIENTOS VEINTIÚN MILLONES DOSCIENTOS CINCUENTA MIL (U$S 1.421.250.000) para ser asignado a los beneficios promocionales previstos en el artículo 6° de la ley 27.191. La autoridad de aplicación de la ley mencionada asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto. Los beneficios promocionales se aplicarán en pesos, conforme lo establecido por la autoridad de aplicación. Sin perjuicio de lo previsto precedentemente, se transferirá automáticamente al Ejercicio 2018 el saldo no asignado del cupo fiscal presupuestado en el artículo 1° del decreto 882 del 21 de julio de 2016 y en el artículo 25 de la ley 27.341.

ARTÍCULO 24.- Fíjase el cupo anual al que se refiere el artículo 3° de la ley 22.317, en la suma de PESOS SETECIENTOS CUARENTA MILLONES ($ 740.000.000), de acuerdo con el siguiente detalle:

a) PESOS DOSCIENTOS NOVENTA MILLONES ($ 290.000.000) para el Instituto Nacional de Educación Tecnológica en el ámbito del Ministerio de Educación;

b) PESOS CIENTO CINCUENTA MILLONES ($ 150.000.000) para la Secretaría de Emprendedores y de la Pequeña y Mediana Empresa del Ministerio de Producción;

c) PESOS TRESCIENTOS MILLONES ($ 300.000.000) para el Ministerio de Trabajo, Empleo y Seguridad Social.

ARTÍCULO 25.- Fíjase el cupo anual establecido en el inciso b) del artículo 9° de la ley 23.877 en la suma de PESOS CIENTO CINCUENTA MILLONES ($ 150.000.000). La autoridad de aplicación de la ley 23.877 distribuirá el cupo asignado para la operatoria establecida con el objeto de contribuir a la financiación de los costos de ejecución de proyectos de investigación y desarrollo en las áreas prioritarias de acuerdo con el decreto 270 del 11 de marzo de 1998 y para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Áreas de Ciencia, Tecnología e Innovación Productiva según lo establecido por el decreto 1.207 del 12 de septiembre de 2006.

CAPÍTULO V

De la cancelación de deudas de origen previsional

ARTÍCULO 26.- Establécese como límite máximo la suma de PESOS TREINTA Y CUATRO MIL NOVECIENTOS DIECISÉIS MILLONES ($ 34.916.000.000) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo a lo estipulado en los puntos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social, organismo descentralizado en el ámbito del Ministerio de Trabajo, Empleo y Seguridad Social.

ARTÍCULO 27.- Autorízase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda, a ampliar el límite establecido en el artículo 26 de la presente ley para la cancelación de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo a lo estipulado en los puntos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social, en la medida que el cumplimiento de esas obligaciones así lo requiera. Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 28.- Establécese como límite máximo la suma de PESOS TRES MIL DOSCIENTOS CINCUENTA Y CINCO MILLONES QUINCE MIL NOVECIENTOS DIECINUEVE ($ 3.255.015.919) destinada al pago de deudas previsionales reconocidas en sede judicial por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el Servicio Penitenciario Federal, de acuerdo con el siguiente detalle:

Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	2.059.169.978
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	825.000.000
Servicio Penitenciario Federal	60.000.000
Gendarmería Nacional	289.845.941
Prefectura Naval Argentina	21.000.000

Autorízase al jefe de Gabinete de Ministros a ampliar el límite establecido en el presente artículo para la cancelación de deudas previsionales, reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el Servicio Penitenciario Federal, cuando el cumplimiento de esas obligaciones así lo requiera.

Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 29.- Los organismos a que se refieren el artículo 28 de la presente ley deberán observar para la cancelación de las deudas previsionales el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago;

b) Sentencias notificadas en el año 2018.

En el primer caso se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2018, se atenderán aquellas incluidas en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPÍTULO VI

De las jubilaciones y pensiones

ARTÍCULO 30.- Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares, referida en los artículos 18 y 19 de la ley 22.919, no podrá ser inferior al CUARENTA Y SEIS POR CIENTO (46 %) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTÍCULO 31.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por la ley 26.337.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las leyes 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198, 26.337, 26.422 y 26.546, prorrogada en los términos del decreto 2.053 del 22 de diciembre de 2010 y complementada por el decreto 2.054 del 22 de diciembre de 2010, por la ley 26.728, por la ley 26.784, por la ley 26.895, por la ley 27.008, por la ley 27.198 y por la ley 27.341 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a PESOS CIEN MIL ($ 100.000).

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante.

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del Sistema Integrado Previsional Argentino y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere DOS (2) jubilaciones mínimas del referido Sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas con relación a sus padres, cuando ambos convivan con el

menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono del hogar, las incompatibilidades sólo serán evaluadas con relación al progenitor que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

CAPÍTULO VII

De las operaciones de crédito público

ARTÍCULO 32.- Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones, a los entes que se mencionan en la planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en ella corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas Cámaras del Honorable Congreso de la Nación, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público.

El órgano responsable de la coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El Ministerio de Finanzas podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTÍCULO 33.- Autorízase al Ministerio de Finanzas, a emitir letras del Tesoro hasta alcanzar un importe en circulación de valor nominal PESOS TRESCIENTOS TREINTA MIL MILLONES (V. N. $ 330.000.000.000) para dar cumplimiento a las operaciones previstas en el programa financiero. Estas letras deberán ser reembolsadas en el mismo ejercicio financiero en que se emiten.

ARTÍCULO 34.- Fíjase en la suma de PESOS SESENTA MIL MILLONES ($ 60.000.000.000) y en la suma de PESOS CINCUENTA MIL MILLONES ($ 50.000.000.000) los montos máximos de autorización a la Tesorería General de la Nación dependiente de la Subsecretaría de Presupuesto de la Secretaría de Hacienda del Ministerio de Hacienda y a la Administración Nacional de la Seguridad Social (ANSES), respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones.

ARTÍCULO 35.- Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda a la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero hasta alcanzar un importe en circulación del valor nominal de PESOS CATORCE MIL MILLONES ($ 14.000.000.000), o su equivalente en otras monedas, a los efectos de ser utilizadas como garantía por las adquisiciones de combustibles líquidos y gaseosos y la importación de energía eléctrica.

Esos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mencionadas Letras del Tesoro, por lo dispuesto en el artículo 82 del anexo al decreto 1.344 del 4 de octubre de 2007. En forma previa a su emisión, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.

Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda a disponer la aplicación de las citadas partidas presupuestarias a favor del Estado nacional, ante la eventual realización de las garantías emitidas en virtud del presente artículo, y asimismo, a dictar las normas aclaratorias, complementarias y de procedimiento relacionadas con las facultades otorgadas en el mismo.

ARTÍCULO 36.- Mantiénese durante el Ejercicio 2018 la suspensión dispuesta en el artículo 1° del decreto 493 del 20 de abril de 2004.

ARTÍCULO 37.- Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del gobierno nacional dispuesto en el artículo 41 de la ley 27.341, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTÍCULO 38.- Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Finanzas, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 37 de la presente ley, en los términos del artículo 65 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones o de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito, quedando facultado el Poder Ejecutivo nacional para continuar con las negociaciones y realizar todos aquellos actos necesarios para su conclusión.

El Ministerio de Finanzas informará trimestralmente al Honorable Congreso de la Nación, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.

Ese informe deberá incorporar una base de datos actualizada en la que se identifiquen los acuerdos alcanzados, los procesos judiciales o arbitrales terminados, los montos de capital y los montos cancelados o a cancelar en cada acuerdo y el nivel de ejecución de la autorización del nivel de endeudamiento que se otorga a través del artículo 7° de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito.

Con igual periodicidad, el Ministerio de Finanzas deberá informar el avance de la gestión tendiente a la normalización del servicio de los títulos públicos emitidos en el marco de la reestructuración de la deuda pública dispuesta por los decretos 1.735 del 9 de diciembre de 2004 y 563 del 26 de abril de 2010.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la ley 25.561, el decreto 471 del 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, están incluidos en el diferimiento indicado en el artículo 37 de la presente ley.

ARTÍCULO 39.- Facúltase al órgano responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la planilla anexa al presente artículo, y por los montos máximos en ella determinados o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios, los que deberán ser cuantificados al momento de la solicitud del aval.

ARTÍCULO 40.- Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública, se incluye la suma de PESOS TRESCIENTOS MILLONES ($ 300.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7° de la ley 23.982.

ARTÍCULO 41.- Fíjase en pesos ocho mil seiscientos millones ($8.600.000.000) el importe máximo de colocación de bonos de consolidación y de bonos de consolidación de deudas previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el inciso f) del artículo 2° de la ley 25.152, las alcanzadas por el decreto 1.318 del 6 de noviembre de 1998 y las referidas en el artículo 127 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por los montos que en cada caso se indican en la Planilla Anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

El Ministerio de Finanzas podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 42.- Facúltase al Ministerio de Finanzas, a través del órgano responsable de la coordinación de los Sistemas de Administración Financiera, a la emisión y entrega de Letras del Tesoro en garantía al Fondo para el Desarrollo de Energías Renovables (FODER), por cuenta y orden del Ministerio de Energía y Minería, hasta alcanzar un importe máximo de valor nominal de DÓLARES ESTADOUNIDENSES DOS MIL CUATROCIENTOS VEINTIDÓS MILLONES QUINIENTOS MIL (U$S 2.422.500.000), o su equivalente en otras monedas conforme lo determine ese órgano coordinador, contra la emisión de certificados de participación por montos equivalentes a las letras cedidas a favor del Ministerio de Energía y Minería, para ser utilizadas como garantía de pago del precio de venta de la central de generación, adquirida conforme lo previsto en los artículos 3° y 4° del decreto dictado en Acuerdo General de Ministros 882 del 21 de julio de 2016.

Facúltase al Ministerio de Energía y Minería y al Ministerio de Finanzas a dictar las normas reglamentarias de acuerdo a sus respectivas competencias.

Facúltase al jefe de Gabinete de Ministros a realizar las modificaciones presupuestarias correspondientes a fin de posibilitar la ejecución de las mismas.

ARTÍCULO 43.- Facúltanse al Ministerio de Hacienda y al Ministerio de Finanzas a establecer las condiciones financieras de reembolso de las deudas de las provincias con el Gobierno nacional resultantes de la reestructuración que llevó a cabo el Estado nacional con los representantes de los países acreedores nucleados en el Club de París para la refinanciación de las deudas con atrasos de la República Argentina.

Facúltase al Ministerio de Hacienda a suscribir con las provincias involucradas los convenios bilaterales correspondientes, en coordinación con el Ministerio del Interior, Obras Públicas y Vivienda.

ARTÍCULO 44.- Sustitúyese el artículo 59 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:

ARTÍCULO 59.- Las jurisdicciones y entidades integrantes del sector público nacional, definido en los términos del artículo 8° de la ley 24.156 y sus modificaciones, sólo podrán iniciar gestiones preparatorias de operaciones de crédito público financiadas total o parcialmente por organismos financieros internacionales y/o Estados extranjeros, cuando cuenten con opinión favorable del señor jefe de Gabinete de Ministros, previa evaluación del respectivo proyecto conforme a los requerimientos de la ley 24.354 de Sistema Nacional de Inversiones Públicas y sus modificaciones. El Ministerio de Finanzas se expedirá sobre la valorización y viabilidad financiera de las condiciones del préstamo y encabezará las negociaciones definitivas.

Las dependencias de la Administración nacional que tengan a su cargo la ejecución de operaciones de crédito con organismos financieros internacionales y/o Estados extranjeros, no podrán transferir la administración de sus compras y contrataciones en otros organismos, nacionales o internacionales, ajenos a su jurisdicción, salvo que fuere expresamente autorizado mediante resolución de la Secretaría de Hacienda del Ministerio de Hacienda, previo dictamen de la Oficina Nacional de Contrataciones de la Secretaría de Modernización Administrativa del Ministerio de Modernización.

El señor jefe de Gabinete de Ministros y el señor ministro de Finanzas podrán delegar las facultades otorgadas por el presente artículo.

El señor jefe de Gabinete de Ministros procederá, con intervención del Ministerio de Finanzas y el Ministerio de Hacienda a reglamentar el presente artículo.

CAPÍTULO VIII

De los fondos fiduciarios

ARTÍCULO 45.- Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la planilla anexa a este artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del Estado nacional. El jefe de Gabinete de Ministros deberá presentar informes trimestrales a ambas Cámaras del Honorable Congreso de la Nación sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas, así como todas las operaciones que se realicen con fuentes y aplicaciones financieras. La información mencionada deberá presentarse individualizada para cada uno de los fondos fiduciarios existentes.

ARTÍCULO 46.- A los efectos de lo establecido en las leyes 11.672, 24.156, 25.152 y 25.917, sus normas modificatorias, reglamentarias y complementarias, considéranse equivalentes los términos “fideicomiso” y “fondo fiduciario”.

ARTÍCULO 47.- Derógase toda disposición que exceptúe a los fondos fiduciarios total o parcialmente integrados con bienes y/o fondos del Estado nacional del cumplimiento de lo establecido en la ley 24.156, sus modificaciones, normas reglamentarias y complementarias.

ARTÍCULO 48.- Los fondos fiduciarios incluidos en el inciso d) del artículo 8° de la ley 24.156 y sus modificaciones, podrán extinguirse en caso de revocación del contrato de fideicomiso por parte del fiduciante, siempre que el fideicomisario sea el Estado nacional o una de sus jurisdicciones o entidades.

ARTÍCULO 49.- Las entidades incluidas en el inciso b) del artículo 8° de la ley 24.156 y sus modificaciones, que hubiesen constituido o constituyan fondos fiduciarios con bienes y/o fondos propios, deben consolidar la operatoria presupuestaria de esos fondos fiduciarios en sus respectivos presupuestos.

ARTÍCULO 50.- Sustitúyese el inciso a) del artículo 5° de la ley 25.152, por el siguiente:

a) Toda creación de organismo descentralizado, empresa pública de cualquier naturaleza y Fondo Fiduciario integrado total o parcialmente con bienes y/o fondos del Estado nacional requerirá del dictado de una ley. Exceptúese de lo establecido precedentemente a aquellos fondos fiduciarios constituidos por empresas y sociedades del Estado referidas en el inciso b) del artículo 8° de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones.

ARTÍCULO 51.- Sustitúyese el artículo 16 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:

ARTÍCULO 16.- Los agentes fiduciarios de los fondos fiduciarios integrados total o parcialmente, en forma directa o indirecta, por bienes y/o fondos del Estado nacional, o vinculados, directa o indirectamente, con subsidios otorgados por éste, o creados y/o regulados por normas o actos del Poder Ejecutivo nacional o de cualquiera de sus organismos, deben suministrar a la Subsecretaría de Presupuesto, dependiente de la Secretaría de Hacienda del Ministerio de Hacienda la información relacionada con los estados presupuestarios, contables y financieros de los fondos fiduciarios involucrados, conforme con los lineamientos que a tal efecto determine esa Subsecretaría, y cualquier otra información que ésta le requiera.

La jurisdicción o entidad en la órbita en las que se encuentran esos fondos fiduciarios deberán suministrar toda información requerida por la Subsecretaría de Presupuesto al respecto.

En todos los casos, los fondos fiduciarios referidos en este artículo están alcanzados por el control de la Sindicatura General de la Nación y de la Auditoría General de la Nación, en el ámbito propio de sus competencias.

ARTÍCULO 52.- Créase el Fondo Fiduciario de Compensación Ambiental de Administración y Financiero, en el ámbito del Ministerio de Ambiente y Desarrollo Sustentable de la Nación, en el marco del artículo 34 de la ley 25.675, con el objeto de garantizar la calidad ambiental, la prevención y mitigación de efectos nocivos o peligrosos sobre el ambiente y la atención de emergencias ambientales, así como la protección, preservación, conservación, restauración o compensación de los sistemas ecológicos y el ambiente.

El mencionado Fondo será integrado por los siguientes recursos:

a) Los recursos provenientes del Tesoro nacional que le asigne el Estado nacional;

b) Los fondos asignados por leyes especiales a la prevención, subsanación, remediación, restauración y/o compensación de aquellas alteraciones ocasionadas en el medio ambiente por las diferentes actividades;

c) Los fondos de compensación ambiental, de acuerdo a los convenios que en cada caso se suscriban;

d) Los fondos nacionales e internacionales provenientes de donaciones públicas o privadas, de acuerdo a los convenios que en cada caso se suscriban;

e) Las asignaciones recibidas de organismos internacionales o nacionales, de acuerdo a los convenios de cooperación que se suscriban;

f) Los bienes muebles e inmuebles que el fondo adquiera a título gratuito u oneroso;

g) Los valores percibidos, provenientes de ventas de bienes y servicios que el fondo preste;

h) El recupero del capital e intereses de los préstamos otorgados;

i) Los dividendos o utilidades percibidos por la titularidad de acciones o los ingresos provenientes de su venta;

j) Los ingresos generados por el financiamiento de otros instrumentos financieros;

k) El producido de sus operaciones, la renta, frutos e inversión de los bienes fideicomitidos;

l) Los ingresos obtenidos por emisión de valores fiduciarios de deuda que emita el fiduciario, con el aval del Tesoro nacional, en los términos establecidos en el contrato y/o prospecto respectivo;

m) Otros ingresos, aportes, contribuciones, subsidios, legados o donaciones específicamente destinados al Fondo;

n) Los recursos provenientes del resultado de la aplicación de multas de normas ambientales correspondientes al ámbito nacional;

ñ) Los recursos provenientes de indemnizaciones sustitutivas dispuestas por la justicia federal en caso de que no sea técnicamente factible la reparación in natura;

o) Los recursos provenientes de indemnizaciones sustitutivas dispuestas por la autoridad ambiental nacional en caso de que no sea técnicamente factible la reparación in natura; y

p) Los aportes provenientes de los acuerdos que se alcancen con las compañías aseguradoras que emitan pólizas de seguro de caución por daño ambiental de incidencia colectiva, conforme al artículo 22 de la ley 25.675.

Los saldos remanentes de un ejercicio fenecido integrarán el fondo del ejercicio siguiente.

Exímase al Fondo Fiduciario Nacional de Compensación Ambiental, de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias.

Facúltase al Ministerio de Ambiente y Desarrollo Sustentable a dictar la normativa reglamentaria para la instrumentación del presente régimen.

Se invita a las provincias y a la Ciudad Autónoma de Buenos Aires a adherir a la eximición de todos los tributos aplicables en sus jurisdicciones, en iguales términos.

ARTÍCULO 53.- Créase el Fondo Fiduciario para la Protección Ambiental de los Bosques Nativos en el ámbito del Ministerio de Ambiente y Desarrollo Sustentable, que se conformará como un fideicomiso de administración y financiero, con el objeto de administrar el Fondo nacional para el Enriquecimiento y Conservación de los Bosques Nativos creado por la ley 26.331, promover los objetivos de la citada ley e implementar las medidas relacionadas con la protección de los bosques en el marco de la contribución nacional presentada ante el Acuerdo de París aprobado por ley 27.270 y que se integrará con los recursos previstos por el artículo 31 de la ley 26.331 y su normativa reglamentaria y complementaria, y con los fondos captados en el marco de la ley 27.270, para su aplicación a la reducción de gases de efecto invernadero en cumplimiento del objeto de la ley 26.331.

Los saldos remanentes de un ejercicio fenecido integrarán el fondo del ejercicio siguiente.

Exímese al Fondo Fiduciario para la Protección Ambiental de los Bosques Nativos y al Fiduciario, en sus operaciones relativas al Fondo, del Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias, de conformidad con las disposiciones de la ley 25.413 de Competitividad, y normativa complementaria, y de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro. Se invita a las provincias y la Ciudad Autónoma de Buenos Aires a adherir a la eximición de todos los tributos aplicables en sus jurisdicciones en iguales términos.

ARTÍCULO 54.- Los sistemas que integran el Sistema de Infraestructura de Transporte (SIT) establecido por el artículo 1° del decreto 1.377 del 1° de noviembre de 2001 y sus normas modificatorias, serán considerados como patrimonios de afectación legalmente separados entre sí, y los bienes afectados que integran el Sistema Vial Integrado (SISVIAL) y el Sistema Ferroviario Integrado (SIFER), que se asignen al pago o financiamiento de obras viales y ferroviarias de la ley 27.328, no podrán reasignarse al pago de obligaciones distintas a las previstas en él, con excepción de aquellos fondos sobrantes luego del cumplimiento de esas obligaciones.

ARTÍCULO 55.- La Subsecretaría de Recursos Hídricos, dependiente de la Secretaría de Obras Públicas, del Ministerio del Interior, Obras Públicas y Vivienda aprobará la planificación financiera y los desembolsos correspondientes a la ejecución de las obras de esa repartición que se financian con recursos provenientes del Fondo Fiduciario creado por el decreto 1.381 del 1° de noviembre de 2001, ratificado por ley 26.181, de conformidad con su competencia. A los fines establecidos precedentemente, la referida Subsecretaría instruirá el pago al Banco de la Nación Argentina a través de las áreas con competencias del citado Ministerio, para lo cual se deberá constituir una Unidad de Gestión del Fideicomiso de Infraestructura Hídrica.

La Secretaría de Energía Eléctrica del Ministerio de Energía y Minería en razón de su competencia, aprobará la planificación financiera y los desembolsos correspondientes a la ejecución de las obras: "Aprovechamientos Hidroeléctricos del Río Santa Cruz, represas Condor Cliff - La Barrancosa" que se financian con recursos provenientes del Fondo Fiduciario creado por el decreto 1.381 del 1° de noviembre de 2001, ratificado por ley 26.181. La aludida Secretaría de Energía Eléctrica o quién oportunamente designe ese Ministerio, instruirá directamente al Banco de la Nación Argentina para que disponga los pagos de los desembolsos correspondientes a las DOS (2) obras antes mencionadas.

ARTÍCULO 56.- Facúltase al Poder Ejecutivo nacional a adoptar las medidas necesarias para extinguir y liquidar el Fondo Nacional de Desarrollo para la Micro, Pequeña y Mediana Empresa (FONAPYME), el Fondo de Garantía para la Micro, Pequeña y Mediana Empresa (FOGAPYME), ambos creados por la ley 25.300 y el Programa Federal de Fortalecimiento Operativo de las Áreas de Seguridad y Salud (PROFEDESS) creado por el decreto 1.765 del 3 de octubre de 2014.

Facúltase al Poder Ejecutivo nacional, a través del Ministerio de Producción, a disponer la capitalización del Banco de Inversión y Comercio Exterior S.A. mediante la transferencia de los activos líquidos y disponibles de los bienes fideicomitidos que resulten de la liquidación dispuesta en el párrafo precedente, y de aquellos activos y fondos líquidos y disponibles del Fondo para el Desarrollo Económico Argentino (FONDEAR), creado por el decreto 606 del 28 de abril de 2014.

Sustitúyese la denominación del Fondo para el Desarrollo Económico Argentino (FONDEAR), creado por el decreto 606 del 28 de abril de 2014, por Fondo Nacional de Desarrollo Productivo (FONDEP).

Facúltase al Poder Ejecutivo nacional, a través del Ministerio de Producción, a disponer la transferencia de los derechos de cobro resultantes de la liquidación de los fideicomisos mencionados en el párrafo primero del presente artículo al Fondo Nacional de Desarrollo Productivo (FONDEP). Encomiéndase al Poder Ejecutivo nacional, a través del Ministerio de Producción, a realizar en el plazo de UN (1) año las adecuaciones que estime necesarias al decreto 606 del 28 de abril de 2014, para la conformación y el funcionamiento del mencionado FONDEP. Asimismo, y en carácter de autoridad de aplicación, el citado Ministerio, o la dependencia que éste designe, podrá dictar las normas complementarias y aclaratorias que al efecto resulten necesarias.

ARTÍCULO 57.- Sustitúyese el artículo 4° del decreto 652 del 19 de abril de 2002, ratificado por la ley 26.028 por el siguiente texto:

ARTÍCULO 4°.- El Ministerio de Transporte instruirá al Fiduciario establecido por el inciso b) del artículo 13 del decreto 976/01, para que aplique el equivalente a un CINCUENTA POR CIENTO (50 %) de los recursos provenientes del impuesto establecido en el artículo 1° de la ley 26.028 o de aquellos impuestos selectivos que en el futuro se destinen al Fideicomiso de Infraestructura de Transporte a que se refiere el título II del referido decreto, al sistema ferroviario de pasajeros y/o carga y para compensaciones tarifarias al sistema de servicio público de transporte automotor de pasajeros de áreas urbanas y suburbanas bajo jurisdicción nacional, así como a acciones para favorecer aspectos vinculados a la transformación del sistema de transporte de cargas por automotor de la misma jurisdicción. Asimismo, podrán transferirse parte de los recursos mencionados al SISVIAL.

ARTÍCULO 58.- Créase el Fondo Fiduciario del Dragado de Canales y Puertos, que se conformará como un fideicomiso de administración y financiero para atender al pago de las acreencias correspondientes de las obras de señalización, dragado y mantenimiento, tanto de las vías navegables y canales no concesionados a cargo del Estado nacional, como de los canales de acceso y vaso portuario de aquellos puertos sujetos a jurisdicción nacional y/o provincial, administrados por las provincias, por personas públicas no estatales, o por personas jurídicas privadas adherentes.

El Fondo Fiduciario del Dragado de Canales y Puertos se constituye en forma permanente y se integrará con los recursos vinculados al TREINTA POR CIENTO (30 %) de lo percibido en concepto de peaje por dragado de los canales del área Martín García, los recursos generados por el cobro del CINCO DÉCIMAS POR CIENTO (0,5 %) sobre la tarifa de peaje que pagan los usuarios de la concesión de obra pública por peaje para la modernización, ampliación, operación y mantenimiento del sistema de señalización y tareas de redragado y mantenimiento de la vía navegable troncal, comprendida entre el Km. 584 del Río Paraná, tramo exterior de acceso al Puerto de Santa Fe y la zona de aguas profundas naturales en el Río de la Plata exterior hasta la altura del Km. 239,1 del Canal Punta Indio por el Canal Ingeniero Emilio Mitre y su ampliación comprendida desde el Km. 584 del Río Paraná, tramo exterior de acceso al Puerto De Santa Fe hasta la altura del Km. 1238 del Río Paraná; y los recursos, aportes o contribuciones destinados por aquellos puertos o terminales portuarias públicas, nacionales y/o provinciales, o privadas que adhieran al presente. Esta integración no obsta a que la reglamentación pueda establecer la afectación de otros recursos a la integración del Fondo Fiduciario del Dragado de Canales y Puertos.

Exímese al Fondo Fiduciario del Dragado de Canales y Puertos y a su fiduciario en sus operaciones relativas a la consecución de su objeto de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro.

El Poder Ejecutivo nacional, a través del Ministerio de Transporte, constituirá y reglamentará el funcionamiento del Fondo Fiduciario del Dragado de Canales y Puertos, arbitrando los medios necesarios para dotar de transparencia y eficiencia a su operatoria, e invitará a las Provincias a adherir a aquél y a eximirlo de los tributos imponibles en sus jurisdicciones.

Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

CAPÍTULO IX

De los contratos de participación público-privada

ARTÍCULO 59.- Autorízase, de acuerdo a lo establecido por el artículo 16 de la ley 27.328 y en el marco de lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2018 de acuerdo con el detalle obrante en las planillas A y B anexas al presente artículo.

ARTÍCULO 60.- Créase el Fideicomiso de Participación Público-Privada ("Fideicomiso PPP"). El Fideicomiso PPP podrá constituirse mediante un único fideicomiso y/o a través de distintos fideicomisos individuales denominados "Fideicomisos Individuales PPP". El Fideicomiso PPP y/o los Fideicomisos Individuales PPP se conformarán como fideicomisos de administración, financieros, de pago y de garantía, con los alcances y limitaciones establecidos en la presente ley y las normas reglamentarias que dicte el Poder Ejecutivo nacional.

El Fideicomiso PPP y los Fideicomisos Individuales PPP tendrán por objeto:

a) Efectuar y/o garantizar pagos en virtud de contratos de participación público-privada que se celebren de conformidad con lo establecido en la ley 27.328 y normas concordantes, ya sea en carácter de obligado principal o por cuenta y orden del Estado nacional y/o terceros;

b) Otorgar préstamos, garantías, fianzas, avales o cualquier otro tipo de financiamiento o garantía en relación con los contratos o proyectos de participación público-privada referidos en el inciso anterior;

c) Emitir valores fiduciarios;

d) Emitir certificados, valores negociables, títulos valores, actas, instrumentos o títulos de reconocimiento de inversión y asumir su pago;

e) Realizar aportes de capital y adquirir instrumentos financieros destinados a la ejecución y financiación de los contratos o proyectos de participación público-privada;

f) Celebrar operaciones de derivados de moneda, tasa de interés, materias primas; índices financieros y no financieros, y cualquier otro producto y cualquier otra operación de cobertura; y

g) Aquellos otros actos que establezca la reglamentación.

El Fideicomiso PPP y/o los Fideicomisos Individuales PPP contarán con patrimonios que estarán constituidos por los siguientes bienes fideicomitidos:

a) Bienes, garantías y créditos presupuestarios que les asigne el Estado nacional en el marco de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones y del artículo 16 de la ley 27.328;

b) Aportes o contribuciones provenientes de otros fondos fiduciarios;

c) Contribuciones, cargos específicos, tarifas y/o contraprestaciones por uso;

d) Pagos que deban realizar los contratistas bajo la ley 27.328; y

e) Aquellos otros que corresponda conforme la reglamentación.

El fiduciario de cada Fideicomiso PPP y/o de los Fideicomisos Individuales PPP, podrá constituir una o más cuentas fiduciarias por programa y/o proyectos de PPP, las que —conforme se establezca en cada contrato de fideicomiso— constituirán, cada una de ellas, un patrimonio de afectación separado e independiente respecto de las otras cuentas creadas por un mismo fiduciario bajo el Fideicomiso PPP y/o los Fideicomisos Individuales PPP.

En el marco de operaciones relativas a la ley 27.328, el Fideicomiso PPP y los Fideicomisos Individuales PPP estarán exentos de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias.

Se invita a las provincias y a la Ciudad Autónoma de Buenos Aires a adherir a la eximición de todos los tributos aplicables en sus jurisdicciones en iguales términos.

En las relaciones del Fideicomiso PPP y/o los Fideicomisos Individuales PPP con los contratistas bajo la ley 27.328 y otros sujetos de derecho privado se aplicará, subsidiariamente, el Código Civil y Comercial de la Nación.

Las obligaciones y compromisos que asuman el Fideicomiso PPP y/o los Fideicomisos Individuales PPP y el Estado nacional con el Fideicomiso PPP y/o los Fideicomisos Individuales PPP, en relación con contratos o proyectos de participación público-privada celebrados o ejecutados de conformidad con los términos de la ley 27.328, no serán considerados deuda pública en los términos del título III de la ley 24.156.

Las designaciones y contrataciones de los organizadores, fiduciarios del Fideicomiso PPP y/o Fideicomisos Individuales PPP u otros agentes no estarán sujetas al régimen de contrataciones públicas que le resulte aplicable en caso de corresponder, y por tanto se regirán exclusivamente por el derecho privado.

A todos los efectos de la ley 27.328, el contrato de fideicomiso del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP, los acuerdos de adhesión al Fideicomiso PPP y/o a los Fideicomisos Individuales PPP u otros contratos complementarios integrarán la documentación contractual de los contratos de participación público-privada que se celebren en el marco de la ley 27.328 y normas concordantes.

ARTÍCULO 61.- Incorpórase como inciso h) del artículo 14 del decreto 976 del 31 de julio de 2001 y ratificado por la ley 26.028, lo siguiente:

h) El Fideicomiso PPP y/o los Fideicomisos Individuales PPP, creados por el artículo 60 de la Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2018, y los contratistas bajo la ley 27.328 para obras de infraestructura de transporte vial y ferroviaria en todo el territorio nacional.

ARTÍCULO 62.- Incorpórase como inciso g) del artículo 23 del decreto 976 del 31 de julio de 2001 y ratificado por la ley 26.028, lo siguiente:

g) A cubrir las obligaciones que surjan en el marco de los Contratos de Participación Público-Privada bajo la ley 27.328, relativos a obras de infraestructura vial y ferroviaria en todo el territorio nacional, incluyendo la integración al Fideicomiso PPP y/o a los Fideicomisos Individuales PPP.

ARTÍCULO 63.- La facultad contemplada en el inciso c) del artículo 14 y en el inciso b) del artículo 23 del decreto 976 del 31 de julio de 2001 y ratificado por la ley 26.028, sólo podrá ser ejercida por decreto del Poder Ejecutivo nacional.

ARTÍCULO 64.- Sustitúyese el inciso c) del artículo 2° del decreto 902 del 12 de junio de 2012 modificado por el decreto 146/2017 por lo siguiente:

Beneficiario: es el Fiduciante, en los términos establecidos en el contrato respectivo, el Fideicomiso PPP y/o los Fideicomisos Individuales PPP, los contratistas bajo la ley 27.328 para obras de construcción de viviendas y desarrollo integral de proyectos urbanísticos e inmobiliarios en todo el territorio nacional u otros que determine la autoridad de aplicación del Fondo Fiduciario Público Denominado Programa Crédito Argentino del Bicentenario para la Vivienda Familiar Única (PRO.CRE.AR).

ARTÍCULO 65.- Incorpórase como inciso d) del artículo 5° del decreto 902 del 2012 lo siguiente:

d) A la realización de aportes o contribuciones al Fideicomiso PPP y/o a los Fideicomisos Individuales PPP para obras de construcción de viviendas y desarrollo integral de proyectos urbanísticos e inmobiliarios en todo el territorio nacional.

ARTÍCULO 66.- Establécese como beneficiario del Fondo Fiduciario para la Vivienda Social, creado por el artículo 59 de la ley 27.341, al Fideicomiso PPP y/o a los Fideicomisos Individuales PPP y a los contratistas bajo la ley 27.328 para obras de construcción de viviendas y desarrollo integral de proyectos urbanísticos e inmobiliarios en todo el territorio nacional.

ARTÍCULO 67.- Incorpórase como inciso e) del artículo 12 del decreto 1.381 del 1° de noviembre de 2001, ratificado por la ley 26.181 lo siguiente:

e) El Fideicomiso PPP y/o los Fideicomisos Individuales PPP, creados por el artículo 60 de la Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2018 y los contratistas bajo la ley 27.328.

ARTÍCULO 68.- Incorpórase como inciso f) del artículo 20 del decreto 1.381 del 1° de noviembre de 2001, ratificado por ley 26.181, lo siguiente:

f) A la realización de aportes o contribuciones al Fideicomiso PPP y/o a los Fideicomisos Individuales PPP.

ARTÍCULO 69.- I. Incondicionalidad. Conforme lo requiera la naturaleza de cada Proyecto, el Contrato PPP podrá disponer que las obligaciones de pago representadas por los certificados, o similares, actas o instrumentos de reconocimiento de la inversión o prestación a cargo del Contratista PPP sean autónomos, abstractos, negociables (o directamente representados por valores negociables, títulos valores o similares incluyendo los títulos valores fiduciarios PPP a que se hace referencia en el punto III del presente artículo), irrevocables e incondicionales, no sujetos a deducciones, reducciones y/o compensaciones de cualquier índole en la proporción que se establezca en los pliegos de bases y condiciones y en la restante documentación contractual.

II. Condicionalidad. También podrá disponerse en cada Proyecto que los certificados, o similares, actas o instrumentos de reconocimiento de la inversión o prestación a cargo del Contratista PPP sean condicionales quedando sujeto a las deducciones, reducciones y/o compensaciones que se establezca en los pliegos de bases y condiciones y en la restante documentación contractual.

III. Título valor fiduciario PPP. Créase el título valor denominado título valor fiduciario PPP, el que podrá ser emitido por el Fideicomiso PPP y/o los Fideicomisos Individuales PPP. Los títulos valores fiduciarios PPP gozarán de oferta pública en los términos dispuestos en el primer párrafo del artículo 83 de la ley 26.831, aun cuando el fiduciario no revista la calidad de ente público.

ARTÍCULO 70.- A las obligaciones de pago del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP mencionadas en el artículo anterior no serán de aplicación directa, supletoria o analógica, el artículo 765 del Código Civil y Comercial de la Nación; y los artículos 7° y 10 de la ley 23.928 y sus modificatorias.

ARTÍCULO 71.- La contraprestación por uso en estaciones de cobro a cargo del usuario, en los contratos de participación público-privada bajo la ley 27.328, deberá considerar el beneficio del usuario, de modo que su determinación contemple el valor económico medio del servicio ofrecido, representado por los beneficios o ahorros que signifique para el usuario mejoras en las obras y su estado de conservación y/o servicios. Estos valores podrán contemplar como factores de variación diferencias basadas en horarios, categorías de usuarios, el uso o el aprovechamiento o afectación de las obras o servicios entre otros. Asimismo podrá considerar la rentabilidad razonable del proyecto y la incidencia de la contraprestación pública otorgada.

ARTÍCULO 72.- Los proyectos realizados en el marco de la ley 27.328 podrán acceder al tratamiento tributario previsto en la ley 26.360. Los Ministerios competentes, en ejercicio de las atribuciones conferidas a cada uno y en el ámbito de sus respectivas competencias, emitirán los actos administrativos y/o impulsarán las acciones necesarias a tal efecto. Los beneficios contemplados en esa ley no serán excluyentes entre sí.

ARTÍCULO 73.- A los efectos de la determinación del impuesto a las ganancias, el Contratista PPP podrá optar por imputar la ganancia originada por la ejecución de las obras en los proyectos de participación público-privada, en el marco de la ley 27.328, al ejercicio en que opere su exigibilidad, entendiéndose por tal a la entrega por parte del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP de los certificados, valores negociables, títulos valores o similares —incluyendo los títulos valores fiduciarios PPP—, actas o instrumentos de reconocimiento de la inversión o prestación.

ARTÍCULO 74.- Las operaciones y prestaciones relativas a la emisión, suscripción, colocación, transferencia, compraventa, cambio, permuta, conversión, amortización, intereses, disposición, cancelaciones y demás resultados de los certificados, valores negociables, títulos valores —incluyendo los títulos valores fiduciarios PPP— o similares, actas o instrumentos de reconocimiento de la inversión o prestación a cargo del Contratista PPP, emitidos por el Fideicomiso PPP y los Fideicomisos Individuales PPP, tendrán el mismo tratamiento impositivo que las obligaciones negociables que cumplan con los requisitos del artículo 36 de la ley 23.576 y sus modificatorias, no resultando de aplicación, de corresponder, el artículo 21 de la Ley de Impuesto a las Ganancias, texto ordenado en 1997 y sus modificaciones.

CAPÍTULO X

De la administración de los bienes del estado

ARTÍCULO 75.- Derógase el capítulo V del decreto-ley 23.354/56 - ex Ley de Contabilidad y Organización del Tribunal de Cuentas de la Nación y Contaduría General.

ARTÍCULO 76.- Cada uno de los Poderes del Estado y el Ministerio Público tendrá a su cargo la administración de los bienes muebles y semovientes, asignados a cada una de sus Jurisdicciones y Entidades, quedando facultados para dictar el correspondiente marco normativo.

Toda transferencia patrimonial entre los Poderes Ejecutivo nacional, Legislativo Nacional, Judicial de la Nación y el Ministerio Público o la cesión gratuita de bienes muebles y semovientes —aun con carácter transitorio— a organismos públicos o instituciones privadas legalmente constituidas en el país para el desarrollo de actividades de interés general, deberá ser autorizada expresamente por el titular del Poder Ejecutivo nacional, el presidente de la cámara respectiva del Poder Legislativo nacional, el presidente de la Corte Suprema de Justicia de la Nación y el titular del Ministerio Público, según corresponda. En todos los casos deberá garantizarse la aplicación de los principios de razonabilidad, promoción de la concurrencia de interesados, transparencia, publicidad, difusión e igualdad de tratamiento.

La venta de bienes muebles o semovientes deberá ser autorizada por los titulares de los respectivos poderes del Estado, o del Ministerio Público los que determinarán, salvo norma expresa en contrario, el destino de los fondos.

ARTÍCULO 77.- El Poder Ejecutivo nacional, dentro de los CIENTO OCHENTA (180) días de promulgada la presente ley, deberá establecer los objetivos, acciones y facultades que deben regular a la Agencia de Administración de Bienes del Estado respecto de la administración y disposición de bienes muebles y semovientes.

ARTÍCULO 78.- Modifícase el artículo 1° del decreto 1.382 del 9 de agosto de 2012, el que quedará redactado de la siguiente manera:

ARTÍCULO 1°.- Créase la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO, como organismo descentralizado en el ámbito de la JEFATURA DE GABINETE DE MINISTROS, con autarquía económica financiera, con personería jurídica propia y con capacidad de actuar en el ámbito del derecho público y privado.

La Agencia de Administración de Bienes del Estado será el Órgano Rector, centralizador de toda la actividad de administración de bienes muebles e inmuebles del Estado nacional, ejerciendo en forma exclusiva la administración de los bienes inmuebles del Estado nacional, cuando no corresponda a otros organismos estatales.

ARTÍCULO 79.- Incorpóranse al artículo 8° del decreto 1.382 del 9 de agosto de 2012, los incisos 20 y 21, los que quedarán redactados de la siguiente manera:

20. Asignar, y reasignar los bienes inmuebles que integran el patrimonio del Estado nacional. Los inmuebles asignados o afectados a un servicio determinado se considerarán concedidos en uso gratuito a la respectiva jurisdicción, la que tendrá su administración y custodia. Tan pronto cese dicho uso deberán volver a la jurisdicción

de la Agencia de Administración de Bienes del Estado.

21. Conceder el uso precario y gratuito de bienes inmuebles propiedad del Estado nacional, independientemente de su jurisdicción de origen, y que por razones circunstanciales no tengan destino útil, cuando le sean requeridos por organismos públicos o por instituciones privadas legalmente constituidas en el país, para el desarrollo de sus actividades de interés general.

ARTÍCULO 80.- Incorpórase al artículo 8° del decreto 1.382 del 9 de agosto de 2012, el inciso 22 el que quedará redactado de la siguiente manera:

22. Adquirir bienes inmuebles por sí o por cuenta y orden de los organismos y jurisdicciones detallados en el inciso a) del artículo 8° de la ley 24.156 y sus modificaciones.

ARTÍCULO 81.- Incorpórase al decreto 1.382 del 9 de agosto de 2012, el artículo 18 bis, el que quedará redactado de la siguiente manera:

ARTÍCULO 18 bis: Dispónese que los ingresos provenientes de la enajenación de los inmuebles objeto de la presente medida serán considerados "Recursos de Capital" y serán afectados de manera exclusiva a financiar "Gastos de Capital".

ARTÍCULO 82.- Incorpórase como segundo párrafo del inciso c) del artículo 5° del decreto 146 del 6 de marzo de 2017, el siguiente texto:

c) Lo indicado en el párrafo anterior abarca a toda actividad u operación inmobiliaria en la que el Estado nacional sea parte.

ARTÍCULO 83.- Incorpórase al inciso d) del artículo 25 del decreto 1.023 del 13 de agosto de 2001 - Régimen de Contrataciones de la Administración Nacional, el siguiente apartado:

11. La locación de inmuebles, en los casos en los que las jurisdicciones y entidades comprendidas en el inciso a) del artículo 8° de la ley 24.156 y sus modificaciones, actúen como locatarios.

CAPÍTULO XI

Otras disposiciones

ARTÍCULO 84.- Dase por prorrogado todo plazo establecido oportunamente por la Jefatura de Gabinete de Ministros para la liquidación o disolución definitiva de todo ente, organismo, instituto, sociedad o empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los decretos 2.148 del 19 de octubre de 1993 y 1.836 del 14 de octubre de 1994, y cuya prórroga hubiera sido establecida por decisión administrativa.

Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2018 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de la resolución del Ministerio de Hacienda

que así lo disponga, lo que ocurra primero.

ARTÍCULO 85.- Modifícase el artículo 44 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014), el que quedará redactado de la siguiente manera:

ARTÍCULO 44.- Las órdenes de pago emitidas por los Servicios Administrativos Financieros que ingresen, o sean informadas mediante formularios resúmenes, al Sistema Integrado de Información Financiera (SIDIF) administrado por la Contaduría General de la Nación, caducarán al cierre del ejercicio posterior al de su conformidad en dicho sistema, salvo aquéllas a las que se les hayan efectuado pagos parciales en cuyo caso la caducidad operará al cierre del ejercicio siguiente posterior al del último pago parcial registrado.

Al cierre del Ejercicio 2017, caducarán todas las órdenes de pago emitidas durante el año 2015 y anteriores que registren saldos pendientes de cancelación. Para las emitidas en el año 2016 que registren pagos parciales durante el año 2017, la caducidad operará al cierre del Ejercicio 2018. Por su parte aquellas correspondientes al período 2017 a las que se les hubiese realizado pagos parciales durante el Ejercicio 2018, caducarán al cierre del Ejercicio 2019.

Exceptúase de la caducidad dispuesta en los párrafos precedentes a las órdenes de pago emitidas para el cumplimiento de obligaciones judiciales.

ARTÍCULO 86.- El Sistema de Fondo Unificado previsto en el artículo 80 de la ley 24.156, estará integrado por los saldos de las cuentas corrientes abiertas y/o que se crearen en el Banco de la Nación Argentina, de las jurisdicciones y entidades que se encuentran alcanzadas por el artículo 8° de la citada ley, con excepción de la Cuenta Única del Tesoro.

ARTÍCULO 87.- Exímese del pago de los derechos de importación y de las prohibiciones e intervenciones previas a la importación según la ley 22.415 que apliquen a las importaciones para consumo de material para uso ferroviario, material rodante en sus diversas formas, maquinaria y vehículos para mantenimiento, control y trabajos de rehabilitación de vías, contenedores, sistemas de señalamiento, puertas y portones automáticos, transformadores, rectificadores, celdas, interruptores, cables, hilo de contacto de catenaria, tercer riel, soportería, catenaria rebatible y demás materiales necesarios para el tendido eléctrico ferroviario, materiales para uso en estaciones ferroviarias, aparatos de vía, fijaciones, rieles, equipos y sistemas de computación y comunicación para uso ferroviario, herramientas y maquinaria para uso en vías, talleres y depósitos ferroviarios, de los repuestos, insumos y componentes que estén directa o indirectamente relacionados con esas mercaderías, que estén destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema de transporte ferroviario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las provincias, la Ciudad Autónoma de Buenos Aires, Administración de Infraestructuras Ferroviarias S.E. (C.U.I.T. N° 30-71069599-3), Operadora Ferroviaria S.E. (C.U.I.T. N° 30-71068177-1), Belgrano Cargas y Logística S.A. (C.U.I.T. N° 30-71410144-3), Subterráneos de Buenos Aires Sociedad del Estado (C.U.I.T. 30-54575831-4) o Ferrocarriles Argentinos S.E. (C.U.I.T. N° 30-71525570-3).

Los bienes comprendidos por el párrafo anterior estarán exentos del impuesto establecido por la Ley de Impuesto al Valor Agregado 23.349 (t.o. por decreto 280 del 26 de marzo de 1997) y sus modificaciones.

La mercadería importada con los beneficios establecidos por este artículo no podrá transferirse a terceros diferentes de los individualizados en el artículo 8° de la ley 24.156 por el término de CINCO (5) años contados a partir de la fecha de su libramiento a plaza y deberá afectarse exclusivamente al destino tenido en cuenta para el otorgamiento de los beneficios aquí conferidos, lo que deberá ser acreditado ante la Subsecretaría de Transporte Ferroviario, dependiente de la Secretaría de Gestión de Transporte del Ministerio de Transporte, cada vez que ésta lo requiera.

Estos beneficios regirán para mercadería nueva o usada que sea embarcada hasta el 31 de diciembre de 2018, inclusive, y sólo serán aplicables si la industria nacional no estuviera en condiciones de proveerlas, sobre lo cual deberá expedirse el Ministerio de Producción.

ARTÍCULO 88.- Exímese del pago de los derechos de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan la importación de bienes de capital y de bienes para consumo —y sus repuestos— que sean adquiridos por Intercargo S.A.C. (C.U.I.T. N° 30-53827483-2) o Empresa Argentina de Navegación Aérea S.E. (C.U.I.T. N° 30-71515195-9). Dichas importaciones estarán también exentas del impuesto establecido por la Ley de Impuesto al Valor Agregado 23.349 (t.o. por Decreto N° 280 del 26 de marzo de 1997) y sus modificaciones. Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el Ministerio de Producción.

Exímese del pago del derecho de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan el mayor valor que, al momento de su reimportación, tengan las mercaderías que hayan exportado temporalmente Intercargo Sociedad Anónima Comercial y/o Empresa Argentina de Navegación Aérea Sociedad del Estado a los efectos de su reparación en el exterior.

Todos los beneficios dispuestos en este artículo regirán hasta el 31 de diciembre de 2018, inclusive.

ARTÍCULO 89.- Exímese del pago de los derechos de importación que gravan las importaciones para consumo de material portuario —balizas, boyas y demás instrumentos de señalamiento, materiales de defensa de costas y muelles—, de los repuestos directamente relacionados con dichas mercaderías, destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema portuario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las Provincias, la Ciudad Autónoma de Buenos Aires y la Administración General de Puertos S.E. (C.U.I.T. N° 30-54670628-8). Estas importaciones estarán también exentas del impuesto establecido por la Ley de Impuesto al Valor Agregado 23.349 (t.o. por decreto 280 del 26 de marzo de 1997) y sus modificaciones.

Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el Ministerio de Producción. Los beneficios aquí dispuestos regirán hasta el 31 de diciembre de 2018, inclusive.

ARTÍCULO 90.- Las sociedades comprendidas en las leyes 26.412 y 26.466, podrán utilizar el saldo a favor acumulado y/o por generarse a que se refiere el primer párrafo del artículo 24 de la Ley de Impuesto al Valor Agregado (t.o. por decreto 280 del 26 de marzo de 1997) y sus modificaciones, para el pago de las obligaciones

impositivas cuya recaudación, aplicación y percepción se encuentran a cargo de la Administración Federal de Ingresos Públicos.

ARTÍCULO 91.- Las jurisdicciones y entidades alcanzadas por el decreto 365 del 26 de mayo de 2017, deberán entregar la información salarial y de recursos humanos del personal que presta servicios en las entidades y jurisdicciones comprendidas en los incisos a) y b) del artículo 8° de la ley 24.156 y sus modificaciones, en las condiciones y plazos en él establecidos y su respectiva reglamentación.

ARTÍCULO 92.- Extiéndanse los plazos previstos en los artículos 2° y 5° de la ley 26.360 y su modificatoria ley 26.728, para la realización de inversiones en obras de infraestructura, hasta el 31 de diciembre de 2018, inclusive.

Se entenderá que existe principio efectivo de ejecución cuando se hayan realizado erogaciones de fondos asociados al proyecto de inversión entre el 1° de octubre de 2010 y el 31 de octubre de 2018, ambas fechas inclusive, por un monto no inferior al QUINCE POR CIENTO (15 %) de la inversión prevista, aun cuando las obras hayan sido iniciadas entre el 1° de octubre de 2007 y el 30 de septiembre de 2010.

ARTÍCULO 93.- Prorrógase el plazo establecido en el artículo 61 de la ley 27.198 hasta el 31 de diciembre de 2019.

ARTÍCULO 94.- Los recursos que ingresen en virtud de la prestación del servicio validación de datos, identidad y biometría por vía web, que presta la Dirección Nacional del Registro Nacional de las Personas, de conformidad con los convenios que ésta suscriba, y con la finalidad de contribuir en la agilización de todo lo concerniente a los trámites, gestiones o diligencias que hagan al desarrollo de su actividad, en lo referente a su base de datos no sensibles, serán afectados específicamente a la modernización y fortalecimiento institucional en la identificación de personas, de dicho organismo público.

ARTÍCULO 95.- Redúcese en PESOS VEINTE MIL MILLONES ($ 20.000.000.000) el capital social del Banco de la Nación Argentina y transfiérase esa suma al Tesoro nacional. Encomiéndase al Directorio de la mencionada entidad que adopte las medidas necesarias para cumplir con la transferencia ordenada y realizar las adecuaciones societarias pertinentes.

ARTÍCULO 96.- Sustitúyese el artículo 5° de la Carta Orgánica del Banco de la Nación Argentina, aprobada por la ley 21.799 y sus modificatorias, el que quedará redactado de la siguiente forma:

ARTÍCULO 5°.- De las utilidades líquidas y realizadas que resulten al cierre del ejercicio una vez efectuadas las amortizaciones y deducidos los castigos provisionales y previsionales que el Directorio juzgue conveniente, se destinará: el porcentaje que fije la autoridad competente para el fondo de reserva legal; el porcentaje que establezca el Directorio, que no podrá superar el VEINTE POR CIENTO (20 %), al Tesoro nacional; y el remanente a aumentar el capital y a los demás fines que determine el Directorio.

ARTÍCULO 97.- Sustitúyese el inciso f) del artículo 12 de la ley 26.363, el que quedará redactado de la siguiente manera:

f) La contribución obligatoria del UNO POR CIENTO (1 %) sobre las primas de seguro automotor correspondientes a las pólizas contratadas con entidades de seguros. Esa contribución será liquidada por los aseguradores a la Superintendencia de Seguros de la Nación conforme lo establezca la reglamentación.

ARTÍCULO 98.- Téngase por debidamente cumplidos tanto en su percepción como en su utilización los subsidios y becas otorgados por la Jurisdicción 01 - Programa 17 que fueran dispuestos por las leyes 27.198 y 27.341.

ARTÍCULO 99.- Sustitúyese el inciso c) del artículo 98 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:

c) Las firmas concesionarias de transporte, u operadoras de ductos de captación de hidrocarburos, cuya regulación se encuentra bajo jurisdicción nacional, deberán abonar anualmente y por adelantado una tasa de control de la actividad. Esa tasa será el resultado de aplicar una alícuota de TREINTA Y CINCO CENTÉSIMAS POR CIENTO (0,35%) sobre los ingresos estimados de la prestación del servicio tarifado del transporte por ductos y terminales marítimas, y para los ductos no tarifados y los de captación, será de aplicación la misma alícuota sobre una base imponible establecida en función de valores de referencia que se determinarán de acuerdo al tipo de instalación.

ARTÍCULO 100.- Autorízase al Ministerio de Transporte a ampliar el monto y/o el plazo del Contrato para el Proyecto de Rehabilitación del Ferrocarril Belgrano Cargas, suscripto el 4 de diciembre de 2013, entre el entonces Ministerio del Interior y Transporte y China Machinery Engineering Corporation (CMEC), aprobado por el decreto 1.090 del 17 de julio de 2014.

ARTÍCULO 101.- Exímese del Impuesto sobre los Combustibles Líquidos y el Gas Natural previsto en el título III de la ley 23.966 (t.o. 1998) y sus modificatorias, del impuesto establecido en el artículo 1° de la ley 26.028 y de todo otro tributo específico que en el futuro se imponga a dicho combustible, a las importaciones de gas oil y diesel oil y su venta en el mercado interno, realizadas durante el año 2018, a los fines de compensar los picos de demanda de tales combustibles destinados al abastecimiento del mercado de generación eléctrica.

La exención dispuesta en el párrafo anterior será procedente mientras la paridad promedio mensual de importación del gas oil o diesel oil sin impuestos, a excepción del Impuesto al Valor Agregado, no resulte inferior al precio de salida de refinería de esos bienes.

Autorízase a importar bajo el presente régimen para el año 2018, el volumen de UN MILLÓN QUINIENTOS MIL METROS CÚBICOS (1.500.000 m3), el que puede ser ampliado en hasta un VEINTE POR CIENTO (20 %), conforme la evaluación de su necesidad realizada en forma conjunta por la Secretaría de Hacienda dependiente del Ministerio de Hacienda y la Secretaría de Energía Eléctrica dependiente del Ministerio de Energía y Minería.

El Poder Ejecutivo nacional, a través de los organismos que estime corresponder, distribuirá el cupo de acuerdo a la reglamentación que dicte al respecto, debiendo remitir al Honorable Congreso de la Nación, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por empresa y condiciones de suministro.

En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria, las disposiciones de la ley 26.022.

ARTÍCULO 102.- Apruébese el aumento de aporte de la República Argentina a la Asociación Internacional de Fomento (AIF) en el marco del "Aumento de recursos: decimoséptima reposición", por un monto de DÓLARES ESTADOUNIDENSES SIETE MILLONES (U$S 7.000.000), cuyo pago quedará sujeto a las exigencias del Organismo.

A fin de hacer frente a los pagos emergentes del presente artículo, autorízase al Banco Central de la República Argentina, a efectuar en nombre y por cuenta de la República Argentina los aportes establecidos con los correspondientes fondos de contrapartida, que serán aportados por el Tesoro Nacional.

ARTÍCULO 103.- Apruébese el aumento de aporte de la República Argentina a la Asociación Internacional De Fomento (AIF), en el marco del "Aumento de los recursos de la AIF: decimoctava reposición" por la suma de DOLARES ESTADOUNIDENSES OCHO MILLONES (U$S 8.000.000), cuyo pago quedará sujeto a las exigencias del Organismo.

A fin de hacer frente a los pagos emergentes del presente artículo, autorízase al Banco Central de la República Argentina, a efectuar en nombre y por cuenta de la República Argentina los aportes establecidos con los correspondientes fondos de contrapartida, que serán aportados por el Tesoro nacional.

ARTÍCULO 104.- Establécese que el pago del saldo del aporte dispuesto por el artículo 3° de la ley 27.303 de DÓLARES ESTADOUNIDENSES OCHENTA Y TRES MILLONES CUATROCIENTOS NOVENTA Y SIETE MIL SETECIENTOS CINCUENTA Y CUATRO CON SESENTA CENTAVOS (U$S 83.497.754,60) será realizado en el 2018.

Facúltase al jefe de Gabinete de Ministros a realizar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a lo establecido en el párrafo anterior.

ARTÍCULO 105.- Establécese que Agua y Saneamiento Argentinos Sociedad Anónima no estará sometida al régimen presupuestario aplicable para los entes mencionados en el inciso b) del artículo 8° de la ley 24.156. Ello sin perjuicio de que le serán aplicables los sistemas de control previstos en los títulos VI y VII de la ley 24.156.

ARTÍCULO 106.- Facúltase al jefe de Gabinete de Ministros, a efectuar las reestructuraciones presupuestarias necesarias a fin de adecuar los créditos para el cumplimiento de las disposiciones emanadas de los decretos 698/17 y 746/2017, así como también para perfeccionar las modificaciones presupuestarias que surjan a partir de la creación de estructuras organizativas de las distintas jurisdicciones y entidades del Poder Ejecutivo nacional que se dicten durante el Ejercicio 2017.

ARTÍCULO 107.- Transfiérese al Ministerio del Interior, Obras Públicas y Vivienda, las facultades otorgadas a la Jefatura de Gabinete de Ministros mediante el artículo 3° del decreto 2.609 de fecha 27 de diciembre de 2012.

ARTÍCULO 108.- Facúltase al Poder Ejecutivo nacional a crear unidades ejecutoras especiales temporarias y/o para gestionar planes, programas y proyectos de carácter transitorio y excepcional, pudiendo determinar la estructura, el funcionamiento y asignación de recursos humanos que correspondan. Dichas unidades tendrán una duración que no exceda los dos (2) años, salvo autorización en la ley de presupuesto del año correspondiente al vencimiento del plazo.

ARTÍCULO 109.- Facúltese al Poder Ejecutivo nacional por el Ejercicio 2018 a disponer planes de retiro voluntario para el personal que reviste en los organismos incluidos en el artículo 8° de la ley 24.156, en cualquiera de sus modalidades; el personal que acceda al beneficio no podrá ser reemplazado y su solicitud podrá ser rechazada por razones de servicio fundadas en requerimientos de dotación según determine el Ministerio de Modernización.

ARTÍCULO 110.- Establécese para el Ejercicio 2018 una asignación de PESOS DOS MIL OCHOCIENTOS MILLONES ($2.800.000.000) a favor de la provincia de La Rioja, y de PESOS CIENTO VEINTE MILLONES ($120.000.000) a favor del Municipio de la ciudad de La Rioja. Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

Dispónese que al menos el cincuenta por ciento (50%) de las sumas mencionadas en el párrafo anterior serán transferidas en doce (12) cuotas mensuales y equivalentes.

ARTÍCULO 111.- Las compensaciones previstas en el primer párrafo del artículo 75 de la ley 25.565 incluirán el reconocimiento del efecto producido por el régimen tarifario diferencial para gas por redes contemplado en dicho artículo en relación con los saldos a que se refiere el primer párrafo del artículo 24 de la Ley de Impuesto al Valor Agregado, texto ordenado en 1997 y sus modificaciones, acumulados al 31 de diciembre de 2017, a favor de los beneficiarios de dichas compensaciones.

ARTÍCULO 112.- Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda para establecer y percibir aranceles por los servicios de asesoramiento, capacitación, asistencia funcional, asistencia técnica y tareas conexas en el marco de proyectos vinculados al despliegue de las soluciones informáticas de administración financiera que provea la citada Secretaría. Dichos recursos deberán ser afectados al fortalecimiento institucional de la Secretaría de Hacienda. Los saldos de dichos recursos no utilizados al cierre de cada ejercicio se transferirán a ejercicios subsiguientes.

ARTÍCULO 113.- Prorrógase a partir del 1° de enero de 2018 y hasta el 31 de diciembre de 2019 la vigencia del artículo 3° de la ley 26.204, prorrogada por sus similares 26.339, 26.456, 26.563, 26.729, 26.896 y 27.200.

ARTÍCULO 114.- Sustitúyese el segundo párrafo del artículo 1° de la ley 27.160 el que quedará redactado de la siguiente manera:

El cálculo del índice de movilidad se realizará conforme a lo previsto por el artículo 32 de la ley 24.241 y sus modificatorias.

ARTÍCULO 115.- El personal del sector público nacional podrá ser intimado a iniciar los trámites jubilatorios cuando reúna los requisitos exigidos para obtener la jubilación ordinaria, autorizándolos a que continúen en la prestación de

sus servicios por el período de un año a partir de la intimación respectiva.

Igual previsión comprenderá al personal de dicho sector que se rija por la Ley de Contrato de Trabajo 20.744 (t.o 1976 y sus modificatorias) y a los que solicitaren voluntariamente su jubilación o retiro.

El Ministerio de Modernización dictará las normas aclaratorias e interpretativas de lo dispuesto por este artículo, conforme las facultades otorgadas por el artículo 23 octies, párrafo 9° del decreto 13/15, que fueron incorporadas al título V de la Ley de Ministerios (ley 22.520, texto ordenado por decreto 438/92, y sus modificatorias).

Asimismo, ratifíquese el Régimen de Retiro Anticipado para el todo el Personal de Planta Permanente perteneciente al Poder Legislativo nacional —Ley 24.600—, que cumpla con los requisitos que establezca la reglamentación, aprobado por resolución conjunta de los presidentes de ambas cámaras N° 4/2017.

ARTÍCULO 116.- Establécese que el Estado nacional compensará a las provincias que aprueben y cumplan con el Consenso Fiscal celebrado el 16 de noviembre del 2017, con un monto equivalente a la disminución efectiva de recursos en 2018 resultante de la eliminación del artículo 104 de la Ley de Impuesto a las Ganancias y del aumento de la asignación específica del Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias, según lo acordado en la cláusula II.a del Consenso Fiscal.

La transferencia de fondos será diaria y automática y será dispuesta por la Secretaría de Hacienda al Banco Nación en función de proyecciones trimestrales.

Estas compensaciones no formarán parte del Presupuesto de Ingresos y Gastos para 2018 de la Administración nacional.

Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda a dictar las normas reglamentarias para cumplir con este artículo.

ARTÍCULO 117.- Establécese que el Fondo Federal Solidario, creado por medio del decreto 206/2009, no integra el Presupuesto de la Administración Nacional 2018.

Los recursos del fondo mencionado se distribuirán entre las jurisdicciones que aprueben y cumplan con el Consenso Fiscal, sin incluir el Estado nacional, de acuerdo con la distribución prevista en el régimen general de coparticipación federal.

Las jurisdicciones que aprueben el Consenso Fiscal antes del 1° de abril de 2018 percibirán los recursos devengados retroactivamente desde el 1° de enero de 2018.

Las jurisdicciones que aprueben y cumplan con el Consenso Fiscal acrecentarán proporcionalmente su participación sobre la de las demás jurisdicciones. El acrecentamiento para el primer trimestre se establecerá teniendo en cuenta las jurisdicciones que hayan aprobado el Consenso Fiscal (excluyendo el Estado nacional) al 1° de abril de 2018.

Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda a dictar las normas reglamentarias para cumplir con este artículo.

ARTÍCULO 118.- Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias para cumplir con las obligaciones a cargo del Estado nacional que surgen del Consenso Fiscal. Esas modificaciones quedan exceptuadas de los límites establecidos por artículo 37 de la ley 24.156.

ARTÍCULO 119.- Autorízase al Poder Ejecutivo nacional, a través del Órgano Coordinador de los Sistemas de Administración Financiera, en forma adicional a lo establecido en la planilla anexa el artículo 32 de la presente ley, a realizar operaciones de Crédito Público hasta un monto de PESOS NOVENTA MIL MILLONES ($90.000.000.000) a fin de cumplir con lo acordado en la cláusula II.c del Consenso Fiscal.

ARTÍCULO 120.- Establécese como crédito presupuestario para transferencias a Cajas Previsionales Provinciales de la Entidad 850 - Administración Nacional de la Seguridad Social la suma de PESOS DIECISIETE MIL MILLONES ($17.000.000.000).

Dispónese que PESOS DOCE MIL MILLONES ($12.000.000.000) de dicha suma serán transferidos en doce (12) cuotas mensuales y equivalentes, a aquellos Estados Provinciales que no hayan transferido sus sistemas previsionales a la Nación. Facúltase a la Administración Nacional de la Seguridad Social a determinar los montos finales a ser transferidos a cada provincia.

ARTÍCULO 121.- Sustitúyase el último párrafo del artículo 137 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Determínase que el producido del impuesto establecido en los artículos 65 y 66 del capítulo IV del título II de la Ley de Impuestos Internos, texto ordenado en 1979 y sus modificaciones, o en aquella norma que lo incorpore a su texto, ingresarán al Tesoro nacional.

ARTÍCULO 122.- Sustitúyese el artículo 1°, inciso a), de la ley 22.929 y sus modificatorias, leyes 23.026, 23.626 y 27.341 por el siguiente:

a) El personal que realice directamente actividades técnico-científicas de investigación o desarrollo y de dirección de estas actividades en alguno de los organismos nacionales indicados en el inciso a) del artículo 14 de la ley 25.467, y en la Fundación Miguel Lillo, cumpliendo dicho personal las actividades aludidas con dedicación exclusiva completa de acuerdo con lo que establezcan los estatutos o regímenes de los organismos especificados precedentemente. Incorpórese a la ley 11.672, complementaria permanente de presupuesto (t.o. 2014), el artículo de la presente ley.

ARTÍCULO 123.- Sustitúyase el artículo 27 de la ley 27.260 el que quedará redactado de la siguiente forma:

ARTICULO 27.- Instrúyase al Poder Ejecutivo nacional que por medio del organismo pertinente arribe en un plazo de CIENTO VEINTE (120) días a un acuerdo con las provincias cuyos sistemas previsionales no fueron transferidos al Estado nacional a fin de compensar las eventuales asimetrías que pudieran existir respecto de aquellas

jurisdicciones que sí hubieran transferido sus regímenes previsionales, de manera de colocar a todas las provincias en pie de igualdad en materia previsional en cuanto al financiamiento que será atendido por el presupuesto nacional.

Se deberá acordar una metodología a fin de establecer que los montos atendidos por Administración Nacional de la Seguridad Social (ANSES) surjan de calcular los desequilibrios como si el sistema previsional del que se trata hubiese sido transferido al Estado nacional y establecer un mecanismo mensual y automático de transferencia de fondos por un monto que no podrá ser inferior al CINCUENTA POR CIENTO (50%) del monto transferido el año anterior.

ARTÍCULO 124.- Prorrógase hasta el 31 de diciembre de 2018 la vigencia de la suspensión dispuesta en el artículo 19 de la ley 27.118 de agricultura familiar.

CAPÍTULO XII

De la ley complementaria permanente de presupuesto

ARTÍCULO 125.- Incorpóranse a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) los artículos 17, 46, 47, 48, 49, 54, 55, 60, 63, 66, 69, 70, 71, 72, 73, 74, 76, 86, 90, 91, 94, 105, 107, 108, 112, y 115 de la presente ley.

TÍTULO II

Presupuesto de gastos y recursos de la Administración Central

ARTÍCULO 126.- Detállanse en las planillas resumen 1, 2, 3, 4, 5, 6, 7, 8 y 9, anexas al presente Título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a la Administración Central.

TÍTULO III

Presupuesto de gastos y recursos de organismos descentralizados e instituciones de la seguridad social

ARTÍCULO 127.- Detállanse en las planillas resumen 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a los organismos descentralizados.

ARTÍCULO 128.- Detállanse en las planillas resumen 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a las instituciones de la Seguridad Social.

ARTÍCULO 129.- Comuníquese al Poder Ejecutivo nacional.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS VEINTISIETE DIAS DEL MES DE DICIEMBRE DEL AÑO DOS MIL DIECISIETE.

— REGISTRADA BAJO EL N° 27431—

MARTA G. MICHETTI. — EMILIO MONZO. — Eugenio Inchausti. — Juan P. Tunessi.

NOTA: El/los Anexo/s que integra/n este(a) Ley se publican en la edición web del BORA -www.boletinoficial.gob.ar-.

e. 02/01/2018 N° 102545/17 v. 02/01/2018

Fecha de publicación 02/01/2018

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE LA	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERS	TRANSF.	INVERSIÓN	TOTAL	GENERAL
FINALIDAD-FUNCIÓN	REMUN.	OTROS G.C.	TOTAL	PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
ADMINISTRACION GUBERNAMENTAL	80.413.663.021	17.818.996.984	98.232.660.005	3.782.951	0	12.264.305	9.561.986.321	107.810.693.582	3.357.044.149	26.427.956.528	6.283.366.000	36.068.366.677	143.879.060.259
Legislativa	13.779.793.880	1.113.188.595	14.892.982.475	0	0	814.404	52.422.999	14.946.219.878	170.151.060	0	0	170.151.060	15.116.370.938
Judicial	45.814.064.817	2.007.137.356	47.821.202.173	0	0	4.414.292	775.770.074	48.601.386.539	871.560.159	0	0	871.560.159	49.472.946.698
Dirección Superior Ejecutiva	5.413.693.033	6.886.261.710	12.299.954.743	3.466.023	0	1.567.304	108.293.019	12.413.301.089	1.137.787.073	200.000.000	0	1.337.787.073	13.751.088.162
Relaciones Exteriores	5.973.584.672	1.724.296.385	7.697.881.057	0	0	0	2.305.988.810	10.003.869.867	86.819.078	0	6.283.366.000	6.370.185.078	16.374.054.945
Relaciones Interiores	4.767.864.737	4.071.476.886	8.839.341.623	41.808	0	405.305	6.234.230.713	15.074.019.449	715.879.380	26.190.366.528	0	26.906.245.908	41.980.265.357
Administración Fiscal	1.459.892.259	848.901.555	2.308.793.814	150.000	0	3.500.000	84.348.706	2.396.792.520	171.461.895	37.590.000	0	209.051.895	2.605.844.415
Control de la Gestión Publica	2.420.764.940	152.244.880	2.573.009.820	105.120	0	1.563.000	932.000	2.575.609.940	39.670.083	0	0	39.670.083	2.615.280.023
Información y Estadistica Básicas	784.004.683	1.015.489.617	1.799.494.300	0	0	0	0	1.799.494.300	163.715.421	0	0	163.715.42[illegible]	1.963.209.721
SERVICIOS DE DEFENSA Y SEGURIDAD	124.777.955.428	15.815.853.119	140.593.808.547	451.567	0	12.939.202	1.148.907.000	141.756.106.316	4.668.062.753	349.169.754	0	5.017.232.50[illegible]	146.773.338.823
Defensa	47.566.835.965	8.290.320.317	55.857.156.282	353.799	0	3.547.426	51.130.655	55.912.188.162	930.829.877	0	0	930.829.877	56.843.018.039
Seguridad Interior	63.066.349.255	5.284.269.590	68.350.618.845	74.221	0	8.333.434	1.083.916.345	69.442.942.845	2.879.535.835	318.966.800	0	3.198.502.635	72.641.445.480
Sistema Penal	9.508.906.700	1.502.264.168	11.011.170.868	0	0	1.000.000	13.860.000	11.026.030.868	843.515.145	30.202.954	0	873.718.099	11.899.748.967
Inteligencia	4.635.863.508	738.999.044	5.374.862.552	23.547	0	58.342	0	5.374.944.441	14.181.896	0	0	14.181.896	5.389.126.337
SERVICIOS SOCIALES	88.808.024.301	42.258.290.486	131.066.314.787	133.885.303	1.[illegible].976.319	29.757.657	472.649.723.332	1.814.665.677.598	11.699.741.490	73.820.576.901	280.550.861	85.800.869.[illegible]	[illegible]0.486.546.850
Salud	19.543.997.417	16.098.258.399	35.642.255.816	42.385	0	14.805.636	70.163.186.987	105.820.290.804	758.491.439	382.250.425	0	1.140.741.864	106.961.032.668
Promoción y Asistencia Social	5.797.639.355	5.803.285.888	11.600.925.243	0	0	1.188.323	42.885.038.756	54.487.152.322	195.778.189	1.980.519.938	59.296.002	2.235.594.129	56.722.746.451
Seguridad Social	17.255.794.933	6.850.877.274	24.106.672.207	63.045.587	1.210.785.976.319	0	197.124.317.000	1.432.080.011.113	957.403.929	0	0	957.403.929	1.433.037.415.042
Educación y Cultura	23.380.677.232	4.945.154.217	28.325.831.449	34.970	0	4.130.077	151.344.494.058	179.[illegible]74.490.554	4.884.401.764	19.178.624.332	21.254.859	24.084.280.955	203.758.771.509
Ciencia y Técnica	19.774.114.076	6.650.982.847	26.425.096.923	68.275.000	0	1.247.658	4.936.216.729	31.[illegible]30.836.310	3.559.952.369	299.640.000	200.000.000	4.059.592.369	35.490.428.679
Trabajo	2.455.265.000	1.165.846.051	3.621.111.051	2.467.361	0	8.403.003	5.691.236.585	[illegible].123.218.000	252.065.799	51.213.993	0	303.279.792	9.826.497.792
Vivienda y Urbanismo	323.567.509	562.613.520	886.181.029	0	0	0	484.233.237	1.[illegible]70.414.266	3.200.000	33.266.136.266	0	33.269.336.266	34.639.750.532
Agua Potable y Alcantarillado	276.968.779	181.272.290	458.241.069	0	0	23.160	21.000.000	[illegible]479.264.229	1.088.448.001	18.662.191.947	0	19.750.639.948	20.229.904.177
SERVICIOS ECONOMICOS	25.128.117.933	11.287.130.756	36.415.248.689	5.065.000	0	16.943.328	186.302.342.338	222.[illegible]41.599.355	42.520.377.186	39.548.[illegible]32.603	1.985.115.951	84.054.325.740	306.795.925.095
Energía, Combustibles y Minería	2.434.843.033	928.847.816	3.363.690.849	3.465.000	0	428.000	103.184.078.677	106.[illegible]51.662.526	2.353.128.679	15.949.[illegible]55.747	40.652.416	18.343.234.842	124.894.897.368
Comunicaciones	2.066.229.145	1.409.042.094	3.475.271.239	0	0	35.124	6.313.552.858	9.[illegible]88.659.221	577.043.231	998.[illegible]84.609	0	1.575.427.840	11.364.287.061
Transporte	8.684.359.032	3.043.582.228	11.727.941.260	0	0	1.823.470	71.834.230.727	83.[illegible]83.995.457	35.987.811.197	18.700.[illegible]73.116	1.800.000.000	56.488.184.313	140.052.179.770
Ecología y Medio Ambiente	1.639.069.873	690.170.859	2.329.240.732	0	0	1.479.234	1.575.988.830	3.906.708.796	1.510.755.145	1.832.[illegible]52.487	0	3.342.907.632	7.249.616.428
Agricultura	5.583.305.928	1.161.010.590	6.744.316.518	0	0	5.280.000	1.449.404.804	8.[illegible]99.001.320	414.571.357	1.078.[illegible]57.512	105.166.035	1.598.394.904	9.797.396.224
Industria	3.384.132.319	2.133.524.497	5.517.656.816	1.600.000	0	8.050.000	1.786.734.642	7.[illegible]14.041.458	724.606.855	536.865.104	39.297.500	1.300.769.459	8.614.810.917
Comercio, Turismo y Otros Servicios	534.459.182	1.703.457.772	2.237.916.954	0	0	177.500	156.505.000	2.[illegible]94.599.454	952.462.722	152.944.028	0	1.105.406.750	3.500.006.204
Seguros y Finanzas	801.719.423	217.494.900	1.019.214.323	0	0	1.670.000	1.846.800	1.022.731.123	0	300.000.000	0	300.000.000	1.322.731.123
DEUDA PUBLICA	0	1.372.260.850	1.372.260.850	405.126.985.591	0	0	0	406.499.246.441	0	0	0	0	406.499.246.441
Servicio de la Deuda Publica	0	1.372.260.850	1.372.260.850	[illegible]	0	0	0	406.499.246.441	0	0	0	0	406.499.246.441
TOTAL	319.127.780.683	88.582.532.195	407.680.292.878	406.270.160.412	1.210.785.976.319	73.944.692	669.662.958.991	2.693.473.323.292	62.245.225.578	140.146.535.786	8.549.032.812	210.940.794.176	2.904.414.117.468

27431

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / FINALIDAD-FUNCION	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
ADMINISTRACION GUBERNAMENTAL	133.308.908.829	10.570.151.430	0	143.879.060.259
Legislativa	15.116.370.938	0	0	15.116.370.938
Judicial	48.905.926.483	567.020.215	0	49.472.946.698
Dirección Superior Ejecutiva	13.751.088.162	0	0	13.751.088.162
Relaciones Exteriores	16.374.054.945	0	0	16.374.054.945
Relaciones Interiores	35.280.878.413	6.699.386.944	0	41.980.265.357
Administración Fiscal	1.849.265.167	756.579.248	0	2.605.844.415
Control de la Gestión Publica	68.115.000	2.547.165.023	0	2.615.280.023
Información y Estadistica Básicas	1.963.209.721	0	0	1.963.209.721
SERVICIOS DE DEFENSA Y SEGURIDAD	145.804.987.008	968.351.815	0	146.773.338.823
Defensa	56.843.018.039	0	0	56.843.018.039
Seguridad Interior	71.673.093.665	968.351.815	0	72.641.445.480
Sistema Penal	11.899.748.967	0	0	11.899.748.967
Inteligencia	5.389.126.337	0	0	5.389.126.337
SERVICIOS SOCIALES	505.149.814.395	52.670.081.891	1.342.646.650.564	1.900.466.546.850
Salud	52.534.403.839	16.686.228.829	37.740.400.000	106.961.032.668
Promoción y Asistencia Social	55.577.415.545	1.145.330.906	0	56.722.746.451
Seguridad Social	137.958.103.478	67.146.000	1.295.012.165.564	1.433.037.415.042
Educación y Cultura	192.178.627.535	1.686.058.974	9.894.085.000	203.758.771.509
Ciencia y Técnica	6.517.029.075	28.973.399.604	0	35.490.428.679
Trabajo	9.115.980.729	510.517.063	0	9.626.497.792
Vivienda y Urbanismo	34.639.750.532	0	0	34.639.750.532
Agua Potable y Alcantarillado	16.628.503.662	3.601.400.515	0	20.229.904.177
SERVICIOS ECONOMICOS	247.781.324.975	59.014.600.120	0	306.795.925.095
Energía, Combustibles y Minería	123.073.465.752	1.821.431.616	0	124.894.897.368
Comunicaciones	9.128.294.951	2.235.992.110	0	11.364.287.061
Transporte	96.725.785.007	43.326.394.763	0	140.052.179.770
Ecologia y Medio Ambiente	5.606.900.456	1.642.715.972	0	7.249.616.428
Agricultura	4.968.673.641	4.828.722.583	0	9.797.396.224
Industria	5.196.924.964	3.417.885.953	0	8.614.810.917

27431

CAPÍTULO I
Planilla Nº 2
Anexa al Art. 1º (cont.)

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / FINALIDAD-FUNCION	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Comercio, Turismo y Otros Servicios	2.758.267.204	741.739.000	0	3.500.006.204
Seguros y Finanzas	323.013.000	999.718.123	0	1.322.731.123
DEUDA PUBLICA	406.387.000.000	112.246.441	0	406.499.246.441
Servicio de la Deuda Publica	406.387.000.000	112.246.441	0	406.499.246.441
TOTAL GASTOS CORRIENTES Y DE CAPITAL	1.438.432.035.207	123.335.431.697	1.342.646.650.564	2.904.414.117.468

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

H. SENADO DE LA NACION · MESA DE ENTRADAS · FOLIO 71

CAMARA DE DIPUTADOS · FOLIO Nº 3

ADMINISTRACIÓN NACIONAL

COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCION Y POR JURISDICCION

(en pesos)

JURISDICCIÓN / FINALIDAD-FUNCIÓN	Poder Legislativo Nacional	Poder Judicial de la Nación	Ministerio Público	Presidencia de la Nación	Jefatura de Gabinete de Ministros	Ministerio de Modernización	Ministerio del Interior, Obras Públicas y Vivienda	Ministerio de Relaciones Exteriores y Culto	Ministerio de Justicia y Derechos Humanos	Ministerio de Seguridad	Ministerio de Defensa	Ministerio de Hacienda	Ministerio de Producción	Ministerio de Agroindustria
ADMINISTRACION GUBERNAMENTAL	17.327.624.954	34.189.02[illegible]	11.876.775.175	4.905.239.61[illegible]	4.313.393.869	2.222.455.402	13.664.791.21[illegible]	8.295.035.945	2.799.679.354	0	0	4.942.949.417	0	821.808.682
Legislativa	15.116.370.938	0	0	0	0	0	0	0	0	0	0	0	0	0
Judicial	339.131.000	34.189.029.854	11.876.775.175	0	0	0	0	0	2.731.037.77[illegible]	0	0	0	0	0
Dirección Superior Ejecutiva	0	0	0	4.162.082.60[illegible]	3.817.966.117	2.222.455.402	460.044.741	0	68.641.57[illegible]	0	0	1.998.089.037	0	821.808.68[illegible]
Relaciones Exteriores	0	0	0	0	0	0	0	8.295.035.945	0	0	0	0	0	0
Relaciones Interiores	0	0	0	0	0	0	12.950.894.420	0	0	0	0	0	0	0
Administración Fiscal	0	0	0	0	495.427.752	0	62.506.571	0	0	0	0	1.172.996.13[illegible]	0	0
Control de la Gestión Pública	1.872.123.01[illegible]	0	0	743.157.007	0	0	0	0	0	0	0	0	0	0
Información y Estadística Básicas	0	0	0	0	0	0	191.345.48[illegible]	0	0	0	0	1.771.864.24[illegible]	0	0
SERVICIOS DE DEFENSA Y SEGURIDAD	0	0	0	2.178.680.000	0	0	0	0	11.968.853.794	73.388.109.73[illegible]	58.138.448.310	0	0	0
Defensa	0	0	0	0	0	0	0	0	0	0	56.843.018.039	0	0	0
Seguridad Interior	0	0	0	0	0	0	0	0	69.104.827	71.473.093.66[illegible]	0	0	0	0
Sistema Penal	0	0	0	0	0	0	0	0	11.899.748.96[illegible]	0	0	0	0	0
Inteligencia	0	0	0	2.178.680.000	0	0	0	0	0	1.915.016.066	1.295.430.271	0	0	0
SERVICIOS SOCIALES	2.976.971.879	177.000.000	1.414.000	2.675.921.570	0	80.828.568	46.727.774.79[illegible]	208.303.320	6.373.919.388	47.547.098.676	54.107.777.563	0	2.390.668.988	6.251.655.239
Salud	1.017.538.940	0	0	0	0	0	0	0	0	3.794.015.368	7.352.405.404	0	0	0
Promoción y Asistencia Social	0	0	0	1.579.178.570	0	0	1.525.116.4[illegible]	0	174.073.710	0	0	0	0	0
Seguridad Social	0	177.000.000	1.414.00[illegible]	0	0	0	0	0	5.792.687.490	36.122.119.197	33.649.892.427	0	0	0
Educación y Cultura	1.959.432.93[illegible]	0	0	1.096.743.000	0	80.828.568	127.847.966	0	407.158.188	7.630.964.111	11.573.979.781	0	0	0
Ciencia y Técnica	0	0	0	0	0	0	305.155.652	208.303.320	0	0	1.531.499.951	0	2.390.668.988	6.251.655.239
Trabajo	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Vivienda y Urbanismo	0	0	0	0	0	0	34.639.750.532	0	0	0	0	0	0	0
Agua Potable y Alcantarillado	0	0	0	0	0	0	10.129.904.177	0	0	0	0	0	0	0
SERVICIOS ECONOMICOS	0	0	0	431.844.836	2.223.245.665	2.889.073.17[illegible]	332.795.441	0	0	0	4.219.537.620	0	5.952.072.77[illegible]	10.205.015.982
Energía, Combustibles y Minería	0	0	0	431.844.836	0	0	145.390.060	0	0	0	0	0	0	0
Comunicaciones	0	0	0	0	2.155.959.662	2.889.073.17[illegible]	0	0	0	0	0	0	0	0
Transporte	0	0	0	0	0	0	16.405.381	0	0	0	1.843.646.570	0	0	0
Ecología y Medio Ambiente	0	0	0	0	67.285.983	0	0	0	0	0	0	0	0	0
Agricultura	0	0	0	0	0	0	0	0	0	0	0	0	0	9.797.396.224
Industria	0	0	0	0	0	0	0	0	0	0	2.575.891.050	0	5.231.300.10[illegible]	407.619.758
Comercio, Turismo y Otros Servicios	0	0	0	0	0	0	171.000.000	0	0	0	0	0	720.772.66[illegible]	0
Seguros y Finanzas	0	0	0	0	0	0	0	0	0	0	0	0	0	0
DEUDA PUBLICA	0	0	0	0	0	0	95.985.946	0	0	0	0	0	260.000	4.976.995
Servicio de la Deuda Publica	0	0	0	0	0	0	95.985.946	0	0	0	0	0	260.000	4.976.995
TOTAL JURISDICCIÓN	20.304.596.833	34.366.029.854	11.878.189.1[illegible]	10.191.686.01[illegible]	6.536.639.5[illegible]	5.192.357.14[illegible]	60.82[illegible].347.397	8.503.339.265	21.142.452.536	120.935.208.407	116.465.763.49[illegible]	4.942.949.417	8.343.001.758	17.283.456.898
TOTAL GASTOS CORRIENTES Y DE CAPITAL														

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR JURISDICCIÓN
(en pesos)

FINALIDAD-FUNCIÓN / JURISDICCIÓN	Ministerio de Turismo	Ministerio de Transporte	Ministerio de Energía y Minería	Ministerio de Finanzas	Ministerio de Educación	Ministerio de Ciencia, Tecnología e Innovación Productiva	Ministerio de Cultura	Ministerio de Trabajo, Empleo y Seguridad Social	Ministerio de Salud	Ministerio de Ambiente y Desarrollo Sustentable	Ministerio de Desarrollo Social	Servicio de la Deuda Pública	Obligaciones a Cargo del Tesoro	Total
ADMINISTRACION GUBERNAMENTAL	0	0	0	1.180.624.845	0	0	0	0	0	0	0	0	37.339.651.937	143.879.060.259
Legislativa	0	0	0	0	0	0	0	0	0	0	0	0	0	15.116.370.938
Judicial	0	0	0	315.365.892	0	0	0	0	0	0	0	0	21.607.000	49.472.946.698
Dirección Superior Ejecutiva	0	0	0	0	0	0	0	0	0	0	0	0	200.000.000	13.751.088.162
Relaciones Exteriores	0	0	0	0	0	0	0	0	0	0	0	0	8.079.019.000	16.374.054.945
Relaciones Interiores	0	0	0	0	0	0	0	0	0	0	0	0	29.029.370.937	41.980.265.357
Administración Fiscal	0	0	0	865.258.953	0	0	0	0	0	0	0	0	9.655.000	2.605.844.415
Control de la Gestión Pública	0	0	0	0	0	0	0	0	0	0	0	0	0	2.615.280.023
Información y Estadística Básicas	0	0	0	0	0	0	0	0	0	0	0	0	0	1.963.209.721
SERVICIOS DE DEFENSA Y SEGURIDAD	0	899.246.988	0	0	0	0	0	0	0	0	0	0	200.000.000	146.773.338.823
Defensa	0	0	0	0	0	0	0	0	0	0	0	0	0	56.843.018.039
Seguridad Interior	0	899.246.988	0	0	0	0	0	0	0	0	0	0	200.000.000	72.641.445.480
Sistema Penal	0	0	0	0	0	0	0	0	0	0	0	0	0	11.899.748.967
Inteligencia	0	0	0	0	0	0	0	0	0	0	0	0	0	5.389.126.337
SERVICIOS SOCIALES	0	0	3.496.835.855	0	163.188.021.587	19.259.975.109	4.480.607.310	1.293.361.698.131	56.485.582.487	93.722.095	174.570.818.289	0	16.029.951.998	1.900.466.546.850
Salud	0	0	0	0	1.376.366.258	0	0	37.740.400.000	55.680.306.698	0	0	0	0	106.981.032.658
Promoción y Asistencia Social		0	0	0	0	0	0		0	0	53.444.377.700	0	0	58.722.746.451
Seguridad Social	0	0	0	0	0	0	0	1.236.100.715.33[illegible]	0	67.146.000	121.126.440.589	0	0	1.433.037.415.042
Educación y Cultura	0	0	0	0	160.550.596.553	0	4.480.607.310	9.894.085.000	0	26.576.095	0	0	5.929.951.998	203.758.771.509
Ciencia y Técnica	0	0	3.496.835.855	0	1.241.058.776	19.259.975.109	0	0	805.275.7[illegible]	0	0	0	0	35.490.428.679
Trabajo	0	0	0	0	0	0	0	9.626.497.79[illegible]	0	0	0	0	0	9.526.497.792
Vivienda y Urbanismo	0	0	0	0	0	0	0	0	0	0	0	0	0	34.639.750.532
Agua Potable y Alcantarillado	0	0	0	0	0	0	0	0	0	0	0	0	10.100.000.000	20.229.904.177
SERVICIOS ECONOMICOS	2.608.233.54[illegible]	96.898.476.45[illegible]	97.704.217.299	999.718.123	0	0	0	0	0	5.787.997.445	0	0	76.543.696.750	306.795.925.095
Energía, Combustibles y Minería	0	0	97.704.217.299	0	0	0	0	0	0	0	0	0	26.613.445.173	124.894.897.368
Comunicaciones	0	0	0	0	0	0	0	0	0	0	0	0	6.319.254.208	11.364.287.061
Transporte	0	96.898.476.450	0	0	0	0	0	0	0	0	0	0	41.493.651.369	140.052.179.770
Ecología y Medio Ambiente	0	0	0	0	0	0	0	0	0	5.787.997.445	0	0	1.394.333.000	7.249.616.428
Agricultura	0	0	0	0	0	0	0	0	0	0	0	0	0	9.797.396.224
Industria	0	0	0	0	0	0	0	0	0	0	0	0	400.000.000	8.614.810.917
Comercio, Turismo y Otros Servicios	2.608.233.54[illegible]	0	0	0	0	0	0	0	0	0	0	0	0	3.500.006.204
Seguros y Finanzas	0	0	0	999.718.123	0	0	0	0	0	0	0	0	323.013.000	1.322.731.123
DEUDA PUBLICA	0	0	0	0	0	11.000.000	0	0	23.500	0	0	406.387.000.000	0	406.499.246.441
Servicio de la Deuda Publica	0	0	0	0	0	11.000.000	0	0	23.500	0	0	406.387.000.000	0	406.499.246.441
TOTAL JURISDICCIÓN	2.608.233.54[illegible]	97.797.723.438	101.201.053.154	2.180.342.968	163.168.021.587	19.270.975.109	4.480.607.310	1.293.361.698.131	56.485.605.987	5.881.719.540	174.570.818.289	406.387.000.000	130.113.300.685	
TOTAL GASTOS CORRIENTES Y DE CAPITAL														2.904.414.117.488

27431

CAPÍTULO I
Planilla Nº 4
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / JURISDICCIÓN	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Poder Legislativo Nacional	18.500.588.817	1.804.008.016	0	20.304.596.833
Poder Judicial de la Nación	34.366.029.854	0	0	34.366.029.854
Ministerio Publico	11.878.189.175	0	0	11.878.189.175
Presidencia de la Nación	9.016.684.176	1.175.001.843	0	10.191.686.019
Jefatura de Gabinete de Ministros	6.041.211.782	495.427.752	0	6.536.639.534
Ministerio de Modernización	2.956.365.031	2.235.992.110	0	5.192.357.141
Ministerio del Interior, Obras Públicas y Vivienda	49.979.753.286	10.841.594.111	0	60.821.347.397
Ministerio de Relaciones Exteriores y Culto	8.503.339.265	0	0	8.503.339.265
Ministerio de Justicia y Derechos Humanos	20.647.619.676	494.832.860	0	21.142.452.536
Ministerio de Seguridad	95.673.519.049	0	25.261.689.358	120.935.208.407
Ministerio de Defensa	79.420.625.812	3.395.376.814	33.649.760.867	116.465.763.493
Ministerio de Hacienda	4.744.304.492	198.644.925	0	4.942.949.417
Ministerio de Producción	5.517.697.625	2.825.304.133	0	8.343.001.758
Ministerio de Agroindustria	5.790.482.323	11.492.974.575	0	17.283.456.898
Ministerio de Turismo	1.866.494.543	741.739.000	0	2.608.233.543
Ministerio de Transporte	54.199.157.548	43.598.565.890	0	97.797.723.438
Ministerio de Energia y Mineria	96.415.895.131	4.785.158.023	0	101.201.053.154
Ministerio de Finanzas	865.258.953	1.315.084.015	0	2.180.342.968
Ministerio de Educación	162.767.658.324	400.363.263	0	163.168.021.587
Ministerio de Ciencia, Tecnologia e Innovacion Productiva	3.934.570.565	15.336.404.544	0	19.270.975.109
Ministerio de Cultura	2.991.387.931	1.489.219.379	0	4.480.607.310
Ministerio de Trabajo, Empleo y Seguridad Social	9.115.980.729	510.517.063	1.283.735.200.339	1.293.361.698.131
Ministerio de Salud	38.994.077.869	17.491.528.118	0	56.485.605.987
Ministerio de Ambiente y Desarrollo Sustentable	4.145.281.473	1.736.438.067	0	5.881.719.540
Ministerio de Desarrollo Social	173.599.561.093	971.257.196	0	174.570.818.289
Servicio de la Deuda Pública	406.387.000.000	0	0	406.387.000.000
Obligaciones a Cargo del Tesoro	130.113.300.685	0	0	130.113.300.685
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**1.438.432.035.207**	**123.335.431.697**	**1.342.646.650.564**	**2.904.414.117.468**

CAPÍTULO I
Planilla Nº5
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERS REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Poder Legislativo Nacional	18.385.431.700	1.619.174.475	20.004.606.175	105.120	0	2.377.404	54.354.999	20.061.443.698	243.153.135	0	0	243.153.135	20.304.596.833
Poder Judicial de la Nación	32.355.413.860	1.121.149.000	33.476.562.860	0	177.000.000	0	35.000	33.853.597.860	712.431.994	0	0	712.431.994	34.366.029.854
Ministerio Público	11.591.715.172	224.896.018	11.816.611.190	0	1.414.000	80.000	84.000	11.816.169.190	59.999.985	0	0	59.999.985	11.878.169.175
Presidencia de la Nación	4.563.654.999	3.885.186.983	8.469.041.982	0	0	616.323	1.065.926.694	9.535.584.999	491.841.020	164.260.000	0	656.101.020	10.191.686.019
Jefatura de Gabinete de Ministros	1.693.936.808	3.972.003.506	5.665.940.314	150.000	0	4.067.304	360.085.993	6.030.243.611	506.395.923	0	0	506.395.923	6.536.639.534
Ministerio de Modernización	2.849.503.440	957.696.161	3.807.199.601	0	0	35.124	102.500.000	3.909.734.725	643.318.015	639.304.401	0	1.282.622.416	5.192.357.141
Ministerio del Interior, Obras Públicas y Vivienda	6.053.524.225	5.219.559.284	11.273.083.509	78.766.904	0	996.465	3.602.559.193	14.955.406.071	2.175.977.302	43.689.964.024	0	45.865.941.326	60.821.347.397
Ministerio de Relaciones Exteriores y Culto	6.119.670.000	1.781.360.190	7.901.030.190	0	0	0	510.335.810	8.411.366.000	91.973.265	0	0	91.973.265	8.503.339.265
Ministerio de Justicia y Derechos Humanos	11.424.581.224	2.144.007.934	13.568.589.158	0	5.752.100.000	5.974.292	845.765.822	20.172.449.272	939.800.310	30.202.954	0	970.003.264	21.142.452.536
Ministerio de Seguridad	75.267.892.203	5.696.017.769	80.953.909.972	74.221	35.920.958.855	9.300.853	1.157.989.265	118.052.233.166	2.794.006.441	88.968.800	0	2.882.975.241	120.935.208.407
Ministerio de Defensa	68.553.922.784	12.248.468.770	80.802.391.554	412.316	33.511.710.778	5.860.926	146.111.477	114.458.287.051	1.999.476.442	0	0	1.999.476.442	116.465.763.493
Ministerio de Hacienda	2.714.654.558	1.953.985.805	4.668.640.363	3.486.023	0	0	14.989.780	4.687.116.166	255.833.251	0	0	255.833.251	4.942.949.417
Ministerio de Producción	2.183.427.345	2.077.612.721	4.261.040.066	1.860.000	0	8.050.000	2.769.597.330	7.040.547.396	628.947.730	634.209.132	39.297.500	1.302.454.362	8.343.001.758
Ministerio de Agroindustria	11.859.726.779	1.828.103.224	13.687.830.003	4.976.995	0	5.718.628	1.725.971.304	15.424.498.930	675.136.421	1.078.657.512	105.166.035	1.858.959.968	17.283.458.898
Ministerio de Turismo	446.906.382	1.216.366.118	1.663.272.500	0	0	177.500	129.811.000	1.793.261.000	759.372.543	55.600.000	0	814.972.543	2.608.233.543
Ministerio de Transporte	7.774.733.320	3.043.2[illegible].720	10.818.022.040	0	0	930.970	43.443.566.727	54.262.519.737	36.101.317.954	5.633.[illegible].747	1.800.000.000	43.535.203.701	97.797.723.438
Ministerio de Energía y Minería	4.315.535.443	1.897.[illegible]	6.212.649.093	[illegible].465.000	0	268.500	88.867.944.177	95.084.347.370	2.425.349.794	3.650.[illegible]	40.652.416	[illegible]16.705.764	101.201.053.154
Ministerio de Finanzas	1.453.260.449	568.203.165	2.021.463.614	0	0	2.030.000	61.881.800	2.085.375.414	57.377.554	37.590.000	0	94.967.554	2.180.342.968
Ministerio de Educación	1.704.780.130	1.526.764.312	3.231.544.442	0	0	2.000.000	136.917.537.148	140.151.081.590	4.223.616.572	18.793.323.425	0	23.016.939.997	163.168.021.587
Ministerio de Ciencia, Tecnología e Innovación Productiva	9.902.085.424	3.869.955.340	13.772.040.764	79.275.000	0	0	2.314.960.959	16.166.276.723	2.609.558.386	295.140.000	200.000.000	3.104.698.386	19.270.975.109
Ministerio de Cultura	2.360.493.000	1.341.726.280	3.702.219.280	0	0	0	358.345.668	4.060.564.948	336.109.503	62.678.000	21.254.859	420.042.362	4.480.607.310
Ministerio de Trabajo, Empleo y Seguridad Social	19.314.026.828	7.837.686.592	27.151.713.420	65.512.948	1.014.527.846.686	8.403.003	250.355.958.585	1.292.109.434.842	1.201.049.496	51.213.993	0	1.252.263.489	1.293.361.698.131
Ministerio de Salud	9.506.948.016	14.909.261.291	24.416.209.307	65.885	0	15.186.166	31.019.064.504	55.450.525.862	652.829.700	382.250.425	0	1.035.080.125	56.485.605.987
Ministerio de Ambiente y Desarrollo Sustentable	1.655.174.224	668.090.098	2.323.264.322	0	67.148.000	1.479.234	596.794.574	2.988.684.130	1.500.462.923	1.392.552.487	0	2.893.035.410	5.881.719.540
Ministerio de Desarrollo Social	5.056.562.370	5.545.484.189	10.602.046.559	0	120.627.800.000	572.000	42.495.349.859	173.825.768.418	159.867.919	425.885.950	59.296.002	645.049.871	174.470.818.289
Servicio de la Deuda Pública	0	1.355.000.000	1.355.000.000	405.032.000.000	0	0	0	406.387.000.000	0	0	0	0	406.387.000.000
Obligaciones a Cargo del Tesoro	0	44.370.000	44.370.000	0	0	0	80.745.417.323	80.789.787.323	0	63.040.147.362	6.283.366.000	69.323.513.362	130.113.300.685
TOTAL	319.127.760.683	88.552.532.195	407.680.292.878	405.270.150.412	1.210.785.976.319	73.844.692	688.662.958.991	2.693.473.323.292	62.245.225.578	140.146.535.786	8.549.032.812	210.940.794.176	2.904.414.117.468

FOLIO 75
FOLIO Nº 7
27431

CAPÍTULO I
Planilla Nº 6
Anexa al Art. 1º

27431

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	20.139.874.833	25.329.000	139.393.000	0	0	20.304.596.833	0	0	0	20.304.596.833
Poder Judicial de la Nación	12.074.059.624	0	22.291.970.230	0	0	34.366.029.854	0	0	0	34.366.029.854
Ministerio Público	11.820.641.419	0	26.863.766	0	29.999.990	11.877.505.175	684.000	0	684.000	11.878.189.175
Presidencia de la Nación	8.694.375.644	258.039.358	43.252.164	0	1.183.626.501	10.179.293.667	12.392.352	0	12.392.352	10.191.686.019
Jefatura de Gabinete de Ministros	5.991.010.386	28.080.629	20.133.225	0	497.415.294	6.536.639.534	0	0	0	6.536.639.534
Ministerio de Modernización	1.736.431.207	2.235.992.110	80.000.000	591.999.860	329.677.666	4.974.100.843	0	218.256.298	218.256.298	5.192.357.141
Ministerio del Interior, Obras Públicas y Vivienda	8.815.944.493	2.515.921.872	2.869.496.183	10.000.000	37.540.899.099	51.752.261.647	982.000	9.068.103.750	9.069.085.750	60.821.347.397
Ministerio de Relaciones Exteriores y Culto	7.183.945.756	0	1.226.088.244	0	91.973.265	8.502.007.265	1.332.000	0	1.332.000	8.503.339.265
Ministerio de Justicia y Derechos Humanos	8.171.053.237	0	7.745.425.305	4.345.700.000	880.273.994	21.142.452.536	0	0	0	21.142.452.536
Ministerio de Seguridad	80.402.965.755	9.653.880.896	10.157.189.483	18.536.955.981	1.843.103.780	120.594.095.895	0	341.112.512	341.112.512	120.935.208.407
Ministerio de Defensa	79.836.749.593	15.043.178.340	741.284.167	19.836.091.593	1.852.722	115.459.156.415	24.607.078	982.000.000	1.006.607.078	116.465.763.493
Ministerio de Hacienda	4.312.774.666	0	113.902.288	0	215.110.051	4.641.787.005	0	301.162.412	301.162.412	4.942.949.417
Ministerio de Producción	5.866.027.856	1.076.062.560	10.579.451	0	902.138.678	7.854.808.345	1.230.000	486.963.413	488.193.413	8.343.001.758
Ministerio de Agroindustria	5.203.755.243	10.119.674.913	138.316.000	0	348.007.165	15.809.753.321	3.934.447	1.469.769.130	1.473.703.577	17.283.456.898
Ministerio de Turismo	0	741.739.000	1.357.211.818	0	0	2.098.950.818	0	509.282.725	509.282.725	2.608.233.543
Ministerio de Transporte	10.729.948.208	2.565.010.783	0	13.000.000	82.688.854.429	95.996.813.420	0	1.800.910.018	1.800.910.018	97.797.723.438
Ministerio de Energía y Minería	16.295.503.935	1.467.687.348	4.307.598.751	7.550.000	77.860.879.441	99.939.219.475	17.138.000	1.244.695.679	1.261.833.679	101.201.053.154
Ministerio de Finanzas	1.307.752.924	711.385.750	0	0	55.892.300	2.075.030.974	6.164.394	99.147.600	105.311.994	2.180.342.968
Ministerio de Educación	139.774.402.007	661.000	26.149.763	0	18.610.086.377	158.411.299.147	1.144.000	4.755.578.440	4.756.722.440	163.168.021.587
Ministerio de Ciencia, Tecnología e Innovación Productiva	15.160.437.425	14.900.000	600.000	0	2.483.406.770	17.659.344.195	21.235.000	1.590.395.914	1.611.630.914	19.270.975.109
Ministerio de Cultura	3.520.744.369	512.377.659	111.875.579	0	335.609.503	4.480.607.310	0	0	0	4.480.607.310
Ministerio de Trabajo, Empleo y Seguridad Social	118.257.943.776	1.033.844.147.704	233.493.881	2.500.000.000	137.247.803.079	1.292.083.388.440	950.500	1.277.359.191	1.278.309.691	1.293.361.698.131
Ministerio de Salud	35.819.988.706	10.067.783.510	52.607.600	6.816.805.581	526.045.878	53.283.231.275	4.915.031	3.197.459.681	3.202.374.712	56.485.605.987
Ministerio de Ambiente y Desarrollo Sustentable	2.436.394.963	559.628.574	50.453.902	0	363.523.299	3.410.000.738	101.323.668	2.370.395.134	2.471.718.802	5.881.719.540
Ministerio de Desarrollo Social	51.689.302.756	570.599.211	1.272.998.454	120.827.800.000	132.579.051	174.493.279.472	0	77.538.817	77.538.817	174.570.818.289
Servicio de la Deuda Pública	1.355.000.000	0	1.128.000.000	0	196.418.000.000	198.901.000.000	0	207.486.000.000	207.486.000.000	406.387.000.000
Obligaciones a Cargo del Tesoro	48.998.264.357	0	0	0	73.237.742.328	122.236.006.685	0	7.877.294.000	7.877.294.000	130.113.300.685
TOTAL GASTOS CORRIENTES Y DE CAPITAL	705.595.292.938	1.092.012.080.417	54.144.883.254	173.485.903.015	633.824.500.660	2.659.062.660.284	198.032.470	245.153.424.714	245.351.457.184	2.904.414.117.468

CAPÍTULO I
Planilla Nº 7
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / CARÁCTER ECONÓMICO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Gastos Corrientes	1.272.640.626.390	79.143 450.267	1.341.689.246.635	2.693 473.323.292
Gastos de Consumo	315.687.293.483	68 178.206.258	23 814 793 137	407 680.292.878
Remuneraciones	250 049.008.833	51.989.443.465	17.089 308.385	319.127.760 683
Bienes y Servicios	65.636 527.779	16.170.460.970	6.725.484 752	88.532 473 501
Impuestos Indirectos	1.756.871	18 301.823	0	20.058 694
Intereses y Otras Rentas de la Propiedad	405 043 504.921	163 599.904	63 045 587	405.270.150.412
Intereses	405.032 000 000	94.985.591	0	405.126.985.591
Intereses en Moneda Nacional	197.546.000.000	11 285 510	0	197.557.285 510
Intereses en Moneda Extranjera	207.486.000.000	83.700 081	0	207.569.700 081
Arrendamiento de Tierras y Terrenos	1.674 039	0	0	1.674 039
Rentas sobre Bienes Intangibles	9 830 882	68 614.313	63 045.587	141.490.782
Prestaciones de la Seguridad Social	137 572 144 408	67.146 000	1.073.146 685.911	1.210 785.976.319
Prestaciones de la Seguridad Social	137 572 144 408	67.146 000	1.073.146 685.911	1 210.785.976.319
Impuestos Directos	55.157.222	18 787 470	0	[illegible]
Impuestos Directos	55.157.222	18.787 470	0	73.944 692
Transferencias Corrientes	414.282.526.356	10.715.710 635	244.664.722.000	669.662.958.991
Al Sector Privado	148 743.128.398	10 409 258 653	186.732.222.000	345 884.609.051
Al Sector Público	262 701 693.694	192 334 424	57.927.900.000	320 821.928.118
Al Sector Externo	2.837.704.264	114.117.558	4.600.000	2.956.421.822
Gastos de Capital	165.791.408.817	44.191.981.430	957.403.929	210.940.794.176
Inversión Real Directa	22 716 591.829	38.571 229 820	957.403.929	62.245.225.578
Formación Bruta de Capital Fijo	21.637.531.695	38.005.174.778	849.029.541	60 491.736.014
Tierras y Terrenos	0	362.170 371	0	362.170.371
Activos Intangibles	1 079 060.134	203 884 671	108 374 388	1.391.319.193
Al Sector Público	133 045.480.760	4.728.247.460	0	137.773.728 220
Inversión Financiera	8 468 481.951	80.550 861	0	8.549.032 812
Aportes de Capital y Compra de Acciones	8 083.366.000	0	0	8 083.366.000
Concesión de Préstamos de Corto Plazo	0	21.254.859	0	21.254.859
Concesión de Préstamos de Largo Plazo	385.115.951	59.296 002	0	444.411.953
TOTAL	**1.438.432.036.207**	**123.336.431.697**	**1.342.646.650.664**	**2.904.414.117.468**

27431

ADMINISTRACIÓN NACIONAL
CÁLCULO DE RECURSOS POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL			ORGANISMOS	INSTITUCIONES	TOTAL
CARÁCTER ECONÓMICO	TESORO NACIONAL	OTRAS FUENTES F.	TOTAL	DESCENTR.	SEG. SOCIAL	
Ingresos Corrientes	730.033.592.989	85.019.801.001	815.053.393.990	56.756.100.140	1.339.932.428.385	2.211.741.922.515
Ingresos Tributarios	687.479.503.814	52.549.299.126	740.028.802.940	12.236.970.717	423.973.114.923	1.176.238.888.580
Impuestos Directos	167.775.685.643	12.921.379.370	180.697.065.013	511.820.334	126.015.700.000	307.224.585.347
Impuestos Indirectos	519.703.818.171	39.627.919.756	559.331.737.927	11.725.150.383	297.957.414.923	869.014.303.233
Aportes y Contribuciones a la Seguridad Social	0	9.370.951.329	9.370.951.329	14.795.620.000	745.200.545.170	769.367.116.499
Aportes y Contribuciones a la Seguridad Social	0	9.370.951.329	9.370.951.329	14.795.620.000	745.200.545.170	769.367.116.499
Ingresos No Tributarios	12.057.567.141	16.227.865.508	28.285.432.649	21.603.484.777	1.327.338.000	51.216.255.426
Tasas	512.348.000	8.536.926.865	9.049.274.865	17.049.252.662	0	26.098.527.527
Derechos	109.934.000	401.195.771	511.129.771	4.218.587.671	0	4.729.717.442
Otros No Tributarios	11.435.285.141	7.289.742.872	18.725.028.013	335.644.444	1.327.338.000	20.388.010.457
Ventas de Bienes y Serv. de las Administraciones Públicas	642.000	2.496.427.642	2.497.069.642	3.426.549.545	0	5.923.619.187
Ventas de Bienes y Serv. de las Administraciones Públicas	642.000	2.496.427.642	2.497.069.642	3.426.549.545	0	5.923.619.187
Rentas de la Propiedad	29.603.220.034	1.257.612.382	30.860.832.416	4.660.603.217	169.431.430.292	204.952.865.925
Intereses	9.343.931.775	3.014.000	9.346.945.775	4.580.035.537	169.431.430.292	183.358.411.604
Utilidades	20.259.119.000	1.251.698.382	21.510.817.382	80.000.000	0	21.590.817.382
Arrendamiento de Tierras y Terrenos	[illegible]	[illegible]	3.069.259	567.680	0	[illegible]
Transferencias Corrientes	892.660.000	3.117.645.014	4.010.305.014	32.871.884	0	4.043.176.898
Del Sector Privado	0	190.009	190.009	190.000	0	380.009
Del Sector Público	892.660.000	3.000.000.000	3.892.660.000	0	0	3.892.660.000
Del Sector Externo	0	117.455.005	117.455.005	32.681.884	0	150.136.889
Recursos de Capital	990.908.822	2.713.732.070	3.704.640.892	10.097.679.670	0	13.802.320.562
Recursos Propios de Capital	986.908.822	50.000	986.958.822	28.203.929	0	1.015.162.751
Venta de Activos	986.908.822	50.000	986.958.822	28.203.929	0	1.015.162.751
Transferencias de Capital	0	2.682.887.070	2.682.887.070	10.051.941.009	0	12.734.828.079
Del Sector Público	0	2.635.624.000	2.635.624.000	10.038.538.773	0	12.674.162.773
Del Sector Externo	0	47.263.070	47.263.070	13.402.236	0	60.665.306
Disminución de la Inversión Financiera	4.000.000	30.795.000	34.795.000	17.534.732	0	52.329.732
Recuperación de Préstamos de Corto Plazo	0	0	0	6.000.000	0	6.000.000
Recuperación de Préstamos de Largo Plazo	4.000.000	30.795.000	34.795.000	11.534.732	0	46.329.732
TOTAL	731.024.501.811	87.733.533.071	818.758.034.882	66.853.779.810	1.339.932.428.385	2.225.544.243.077

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

H. SENADO DE LA NACIÓN • MESA DE ENTRADAS • FOLIO 78

CÁMARA DE DIPUTADOS • FOLIO Nº 10

27431

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL
ORIGEN JURISDICCIÓN, CARÁCTER INSTITUCIONAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	GENERAL
Presidencia de la Nación	0	872.185.380	0	872.185.380	0	39.934.753	0	39.934.753	912.120.133
Administración Central	0	864.635.380	0	864.635.380	0	39.934.753	0	39.934.753	904.570.133
Organismos Descentralizados	0	7.550.000	0	7.550.000	0	0	0	0	7.550.000
Jefatura de Gabinete de Ministros	0	463.541.611	0	463.541.611	0	3.805.512	0	3.805.512	467.347.123
Administración Central	0	463.541.611	0	463.541.611	0	3.805.512	0	3.805.512	467.347.123
Ministerio de Modernización	118.999.860	0	0	118.999.860	473.000.000	0	0	473.000.000	591.999.860
Organismos Descentralizados	118.999.860	0	0	118.999.860	473.000.000	0	0	473.000.000	591.999.860
Ministerio del Interior, Obras Públicas y Vivienda	10.000.000	4.485.359.091	0	4.495.359.091	0	3.088.935.259	0	3.088.935.259	7.584.294.350
Administración Central	0	4.485.359.091	0	4.485.359.091	0	3.088.935.259	0	3.088.935.259	7.574.294.350
Organismos Descentralizados	10.000.000	0	0	10.000.000	0	0	0	0	10.000.000
Ministerio de Justicia y Derechos Humanos	2.925.089.009	487.388.980	0	3.412.477.989	0	7.443.880	0	7.443.880	3.419.921.869
Administración Central	2.925.089.009	487.388.980	0	3.412.477.989	0	7.443.880	0	7.443.880	3.419.921.869
Ministerio de Defensa	0	2.166.078.132	0	2.166.078.132	0	135.413.616	0	135.413.616	2.301.491.748
Administración Central	0	2.166.078.132	0	2.166.078.132	0	135.413.616	0	135.413.616	2.301.491.748
Ministerio de Hacienda	0	198.644.925	0	198.644.925	0	0	0	0	198.644.925
Administración Central	0	198.644.925	0	198.644.925	0	0	0	0	198.644.925
Ministerio de Producción	0	1.331.893.257	0	1.331.893.257	0	417.348.316	0	417.348.316	1.749.241.573
Administración Central	0	1.331.893.257	0	1.331.893.257	0	417.348.316	0	417.348.316	1.749.241.573
Ministerio de Agroindustria	0	1.015.199.673	0	1.015.199.673	0	258.324.748	0	258.324.748	1.273.524.421
Administración Central	0	1.015.199.673	0	1.015.199.673	0	258.324.748	0	258.324.748	1.273.524.421
Ministerio de Turismo	0	12.887.385	0	12.887.385	0	98.735.639	0	98.735.639	111.623.024
Administración Central	0	12.887.385	0	12.887.385	0	98.735.639	0	98.735.639	111.623.024
Ministerio de Transporte	9.430.639	6.343.042.850	0	6.352.473.489	0	33.000.850.277	0	33.000.850.277	39.353.323.766
Administración Central	0	6.343.042.850	0	6.343.042.850	0	33.000.850.277	0	33.000.850.277	39.343.893.127
Organismos Descentralizados	9.430.639	0	0	9.430.639	0	0	0	0	9.430.639
Ministerio de Energía y Minería	7.042.000	3.193.055.903	0	3.200.097.903	0	116.864.772	0	116.864.772	3.316.962.675
Administración Central	0	3.193.055.903	0	3.193.055.903	0	116.864.772	0	116.864.772	3.309.920.675
Organismos Descentralizados	7.042.000	0	0	7.042.000	0	0	0	0	7.042.000
Ministerio de Finanzas	53.333.000	603.698.265	0	657.031.265	0	0	0	0	657.031.265
Administración Central	0	603.698.265	0	603.698.265	0	0	0	0	603.698.265
Organismos Descentralizados	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Ministerio de Educación	0	385.039.763	0	385.039.763	0	14.662.500	0	14.662.500	399.702.263
Administración Central	0	385.039.763	0	385.039.763	0	14.662.500	0	14.662.500	399.702.263

27431

CAPÍTULO I
Planilla Nº 9
Anexa al Art. 3º (cont.)

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / ORIGEN JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	13.117.510.723	0	13.117.510.723	0	1.957.975.820	0	1.957.975.820	15.075.486.543
Administración Central	0	13.117.510.723	0	13.117.510.723	0	1.957.975.820	0	1.957.975.820	15.075.486.543
Ministerio de Cultura	0	860.753.000	0	860.753.000	0	116.088.520	0	116.088.520	976.841.520
Administración Central	0	860.753.000	0	860.753.000	0	116.088.520	0	116.088.520	976.841.520
Ministerio de Trabajo, Empleo y Seguridad Social	134.466.881.336	0	285.314.876.055	419.781.757.391	4.305.000	0	0	4.305.000	419.786.062.391
Administración Central	0	0	250.006.600.000	250.006.600.000	0	0	0	0	250.006.600.000
Instituciones de Seguridad Social	134.466.881.336	0	35.308.276.055	169.775.157.391	4.305.000	0	0	4.305.000	169.779.462.391
Ministerio de Salud	25.425.572	7.254.596.901	0	7.280.022.473	0	165.908.707	0	165.908.707	7.445.931.180
Administración Central	0	7.254.596.901	0	7.254.596.901	0	165.908.707	0	165.908.707	7.420.505.608
Organismos Descentralizados	25.425.572	0	0	25.425.572	0	0	0	0	25.425.572
Ministerio de Ambiente y Desarrollo Sustentable	0	942.344.372	0	942.344.372	0	92.199.329	0	92.199.329	1.034.543.701
Administración Central	0	942.344.372	0	[illegible]344.372	0	92.199.329	0	92.199.329	1.034.543.701
Ministerio de Desarrollo Social	0	375.028.324	0	375.028.324	0	25.629.661	0	25.629.661	400.657.985
Administración Central	0	375.028.324	0	375.028.324	0	25.629.661	0	25.629.661	400.657.985
Obligaciones a Cargo del Tesoro	0	1.747.336.940	0	1.747.336.940	0	31.342.076	0	31.342.076	1.778.679.016
Administración Central	0	1.747.336.940	0	1.747.336.940	0	31.342.076	0	31.342.076	1.778.679.016
TOTAL	137.616.201.416	45.855.585.475	285.314.876.055	468.786.662.946	477.305.000	39.571.463.385	0	40.048.768.385	508.835.431.331

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / RECEPTOR JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA FINANCIACIONES CORRIENTES: DE ADMINISTR. CENTRAL	PARA FINANCIACIONES CORRIENTES: DE ORGANISM. DESCENTRAL.	PARA FINANCIACIONES CORRIENTES: DE INSTIT. DE SEG. SOCIAL	PARA FINANCIACIONES CORRIENTES: SUBTOTAL	PARA FINANCIACIONES DE CAPITAL: DE ADMINISTR. CENTRAL	PARA FINANCIACIONES DE CAPITAL: DE ORGANISM. DESCENTRAL.	PARA FINANCIACIONES DE CAPITAL: DE INSTIT. DE SEG. SOCIAL	PARA FINANCIACIONES DE CAPITAL: SUBTOTAL	TOTAL GENERAL
Poder Legislativo Nacional	1.747.336.940	0	0	1.747.336.940	31.342.076	0	0	31.342.076	1.778.679.016
Organismos Descentralizados	1.747.336.940	0	0	1.747.336.940	31.342.076	0	0	31.342.076	1.778.679.016
Presidencia de la Nación	864.635.380	0	0	864.635.380	39.934.753	0	0	39.934.753	904.570.133
Organismos Descentralizados	864.635.380	0	0	864.635.380	39.934.753	0	0	39.934.753	904.570.133
Jefatura de Gabinete de Ministros	463.541.611	0	0	463.541.611	3.805.512	0	0	3.805.512	467.347.123
Organismos Descentralizados	463.541.611	0	0	463.541.611	3.805.512	0	0	3.805.512	467.347.123
Ministerio de Modernización	0	118.999.860	0	118.999.860	0	473.000.000	0	473.000.000	591.999.860
Administración Central	0	118.999.860	0	118.999.860	0	473.000.000	0	473.000.000	591.999.860
Ministerio del Interior, Obras Publicas y Vivienda	4.485.359.091	19.430.639	0	4.504.789.730	3.088.935.259	0	0	3.088.935.259	7.593.724.989
Administración Central	0	19.430.639	0	19.430.639	0	0	0	0	19.430.639
Organismos Descentralizados	4.485.359.091	0	0	4.485.359.091	3.088.935.259	0	0	3.088.935.259	7.574.294.350
Ministerio de Justicia y Derechos Humanos	3.412.477.989	0	4.345.700.000	7.758.177.989	7.443.880	0	0	7.443.880	7.765.621.869
Administración Central	2.925.089.009	0	4.345.700.000	7.270.789.009	0	0	0	0	7.270.789.009
Organismos Descentralizados	487.388.980	0	0	487.388.980	7.443.880	0	0	7.443.880	494.832.860
Ministerio de Seguridad	0	0	18.536.955.981	18.536.955.981	0	0	0	0	18.536.955.981
Administración Central	0	0	2.929.147.519	2.929.147.519	0	0	0	0	2.929.147.519
Instituciones de Seguridad Social	0	0	15.607.808.462	15.607.808.462	0	0	0	0	15.607.808.462
Ministerio de Defensa	2.166.078.132	0	19.700.467.593	21.866.545.725	135.413.616	0	0	135.413.616	22.001.959.341
Instituciones de Seguridad Social	0	0	19.700.467.593	19.700.467.593	0	0	0	0	19.700.467.593
Organismos Descentralizados	2.166.078.132	0	0	2.188.078.132	135.413.616	0	0	135.413.616	2.301.491.748
Ministerio de Hacienda	198.644.925	0	0	198.644.925	0	0	0	0	198.644.925
Organismos Descentralizados	198.644.925	0	0	198.644.925	0	0	0	0	198.644.925
Ministerio de Producción	1.331.893.257	0	0	1.331.893.257	417.348.316	0	0	417.348.316	1.749.241.573
Organismos Descentralizados	1.331.893.257	0	0	1.331.893.257	417.348.316	0	0	417.348.316	1.749.241.573
Ministerio de Agroindustria	1.015.199.673	0	0	1.015.199.673	258.324.748	0	0	258.324.748	1.273.524.421
Organismos Descentralizados	1.015.199.673	0	0	1.015.199.673	258.324.748	0	0	258.324.748	1.273.524.421
Ministerio de Transporte	6.343.042.850	0	0	6.343.042.850	33.000.850.277	0	0	33.000.850.277	39.343.893.127
Organismos Descentralizados	6.343.042.850	0	0	6.343.042.850	33.000.850.277	0	0	33.000.850.277	39.343.893.127
Ministerio de Energía y Minería	3.193.055.903	7.550.000	0	3.200.605.903	116.884.772	0	0	116.864.772	3.317.470.675
Organismos Descentralizados	3.193.055.903	7.550.000	0	3.200.605.903	116.864.772	0	0	116.864.772	3.317.470.675
Ministerio de Finanzas	603.698.265	0	0	603.698.265	0	0	0	0	603.698.265
Organismos Descentralizados	603.698.265	0	0	603.698.265	0	0	0	0	603.698.265

CAPÍTULO I
Planilla Nº 10
Anexa al Art. 3º (cont.)

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

RECEPTOR / JURISDICCIÓN, CARÁCTER INSTITUCIONAL — ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Educación	385.039.763	0	0	385.039.763	14.662.500	0	0	14.662.500	399.702.263
Organismos Descentralizados	385.039.763	0	0	385.039.763	14.662.500	0	0	14.662.500	399.702.263
Ministerio de Ciencia, Tecnología e Innovación Productiva	13.117.510.723	0	0	13.117.510.723	1.957.975.820	0	0	1.957.975.820	15.075.486.543
Organismos Descentralizados	13.117.510.723	0	0	13.117.510.723	1.957.975.820	0	0	1.957.975.820	15.075.486.543
Ministerio de Cultura	860.753.000	0	0	860.753.000	116.088.520	0	0	116.088.520	976.841.520
Organismos Descentralizados	860.753.000	0	0	860.753.000	116.088.520	0	0	116.088.520	976.841.520
Ministerio de Trabajo, Empleo y Seguridad Social	250.006.600.000	0	2.500.000.000	252.506.600.000	0	0	0	0	252.506.600.000
Administración Central	0	0	2.500.000.000	2.500.000.000	0	0	0	0	2.500.000.000
Instituciones de Seguridad Social	250.006.600.000	0	0	250.006.600.000	0	0	0	0	250.006.600.000
Ministerio de Salud	7.254.596.901	25.425.572	3.791.000.000	11.071.022.473	165.908.707	0	0	165.908.707	11.236.931.180
Administración Central	0	25.425.572	3.791.000.000	3.816.425.572	0	0	0	0	3.816.425.572
Organismos Descentralizados	7.254.596.901	0	0	7.254.596.901	165.9[illegible]	0	0	165.908.707	7.420.505.608
Ministerio de Ambiente y Desarrollo Sustentable	955.231.757	0	0	955.231.757	190.934.968	0	0	190.934.968	1.146.166.725
Organismos Descentralizados	955.231.757	0	0	955.231.757	190.934.968	0	0	190.934.968	1.146.166.725
Ministerio de Desarrollo Social	375.028.324	0	120.901.033.817	121.276.062.141	25.629.661	0	4.305.000	29.934.661	121.305.996.802
Administración Central	0	0	120.901.033.817	120.901.033.817	0	0	4.305.000	4.305.000	120.905.338.817
Organismos Descentralizados	375.028.324	0	0	375.028.324	25.629.661	0	0	25.629.661	400.657.985
Recursos del Tesoro Nacional	0	60.375.000	0	60.375.000	0	0	0	0	60.375.000
Administración Central	0	60.375.000	0	60.375.000	0	0	0	0	60.375.000
TOTAL	298.779.724.484	231.781.071	169.775.157.391	468.786.662.946	39.571.463.385	473.000.000	4.305.000	40.048.768.385	508.835.431.331

27431

H. SENADO DE LA NACIÓN · FOLIO 83 · MESA DE ENTRADAS

CÁMARA DE DIPUTADOS · FOLIO Nº 15

CAPÍTULO I
Planilla Nº 11
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
CUENTA DE AHORRO INVERSIÓN FINANCIAMIENTO
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
I) Ingresos Corrientes	815.053.393.990	56.756.100.140	1.339.932.428.385	2.211.741.922.515
Ingresos Tributarios	740.028.802.940	12.236.970.717	423.973.114.923	1.176.238.888.580
Aportes y Contribuciones a la Seguridad Social	9.370.951.329	14.795.620.000	745.200.545.170	769.367.116.499
Ingresos No Tributarios	28.285.432.649	21.603.484.777	1.327.338.000	51.216.255.426
Ventas de Bienes y Serv. de las Administraciones Públicas	2.497.069.642	3.426.549.545	0	5.923.619.187
Rentas de la Propiedad	30.860.632.416	4.660.603.217	169.431.430.292	204.952.865.925
Transferencias Corrientes	4.010.305.014	32.871.884	0	4.043.176.898
II) Gastos Corrientes	1.272.640.626.390	79.143.450.267	1.341.689.246.635	2.693.473.323.292
Gastos de Consumo	315.687.293.483	68.178.206.258	23.814.793.137	407.680.292.878
Intereses y Otras Rentas de la Propiedad	405.043.504.921	163.599.904	63.045.587	405.270.150.412
Intereses en Moneda Nacional	197.546.000.000	11.285.510	0	197.557.285.510
Intereses en Moneda Extranjera	207.486.000.000	83.700.081	0	207.569.700.081
Otros	11.504.921	68.614.313	63.045.587	143.164.821
Prestaciones de la Seguridad Social	137.572.144.408	67.146.000	1.073.146.685.911	1.210.785.976.319
Impuestos Directos	55.157.222	18.787.470	0	73.944.692
Transferencias Corrientes	414.282.526.356	10.715.710.635	244.664.722.000	669.662.958.991
III) Result.Econom.:Ahorro/Desahorro (I - II)	-457.587.232.400	-22.387.350.127	-1.756.818.250	-481.731.400.777
IV) Recursos de Capital	3.704.640.892	10.097.679.670	0	13.802.320.562
Recursos Propios de Capital	986.958.822	28.203.929	0	1.015.162.751
Transferencias de Capital	2.682.887.070	10.051.941.009	0	12.734.828.079
Disminución de la Inversión Financiera	34.795.000	17.534.732	0	52.329.732
V) Gastos de Capital	165.791.408.817	44.191.981.430	957.403.929	210.940.794.176
Inversión Real Directa	22.716.591.829	38.571.229.820	957.403.929	62.245.225.578
Transferencias de Capital	134.606.335.037	5.540.200.749	0	140.146.535.786
Inversión Financiera	8.468.481.951	80.550.861	0	8.549.032.812
VI) Recursos Totales (I + IV)	818.758.034.882	66.853.779.810	1.339.932.428.385	2.225.544.243.077
VII) Gastos Totales (II + V)	1.438.432.035.207	123.335.431.697	1.342.646.650.564	2.904.414.117.468
VIII) Result.Financ. antes Contrib. (VI - VII)	-619.674.000.325	-56.481.651.887	-2.714.222.179	-678.869.874.391
IX) Contribuciones Figurativas	138.093.506.416	85.427.048.860	285.314.876.055	508.835.431.331
X) Gastos Figurativos	338.351.187.869	704.781.071	169.779.462.391	508.835.431.331
XI) Resultado Financiero (VIII + IX - X)	-819.931.681.778	28.240.615.902	112.821.191.485	-678.869.874.391
XII) Fuentes Financieras	2.188.895.754.426	13.518.607.783	5.556.678.493	2.207.971.040.702
Disminución de la Inversión Financiera	16.097.089.386	311.077.892	2.210.000.000	18.618.167.278
Endeudamiento Público e Incremento de Otros Pasivos	2.172.798.665.040	7.390.229.626	462.508.515	2.180.651.403.181
Contribuciones Figurativas para Aplicaciones Financieras	0	5.817.300.265	2.884.169.978	8.701.470.243
XIII) Aplicaciones Financieras	1.368.964.072.648	41.759.223.685	118.377.869.978	1.529.101.166.311
Inversión Financiera	115.923.657.530	39.497.127.786	80.577.700.000	235.998.485.316
Amortización de la Deuda y Disminución de Otros Pasivos	1.244.338.944.875	2.262.095.899	37.800.169.978	1.284.401.210.752
Gastos Figurativos para Aplicaciones Financieras	8.701.470.243	0	0	8.701.470.243

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

CAPÍTULO I
Planilla Nº 12
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
FUENTES FINANCIERAS
(en pesos)

CONCEPTO / CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Fuentes Financieras	2.188.895.754.426	7.701.307.518	2.672.508.515	2.199.269.570.459
Disminución de la Inversión Financiera	16.097.089.386	311.077.892	2.210.000.000	18.618.167.278
Venta de Títulos y Valores	0	0	0	0
Disminución de Otros Activos Financieros	16.097.089.386	311.077.892	2.210.000.000	18.618.167.278
Endeudamiento Público e Incremento de Otros Pasivos	2.172.798.665.040	7.390.229.626	462.508.515	2.180.651.403.181
Obtención de Préstamos a Corto Plazo	0	0	0	0
Incremento de Otros Pasivos	635.930.000.000	0	0	635.930.000.000
Colocación de Deuda en Moneda Nacional a Largo Plazo	625.860.655.760	0	0	625.860.655.760
Colocación de Deuda en Moneda Extranjera a Largo Plazo	823.773.000.000	0	0	823.773.000.000
Obtención de Préstamos a Largo Plazo	87.235.009.280	7.390.229.626	462.508.515	95.087.747.421
TOTAL	2.188.895.754.426	7.701.307.518	2.672.508.515	2.199.269.570.459

CAPÍTULO I
Planilla Nº 13
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
APLICACIONES FINANCIERAS
(en pesos)

CONCEPTO / CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Aplicaciones Financieras	1.360.262.602.405	41.759.223.685	118.377.869.978	1.520.399.696.068
Inversión Financiera	115.923.657.530	39.497.127.786	80.577.700.000	235.998.485.316
Adquisición de Títulos y Valores	0	0	80.377.700.000	80.377.700.000
De Títulos y Valores en Moneda Nacional	0	0	80.377.700.000	80.377.700.000
Incremento de Otros Activos Financieros	115.923.657.530	39.497.127.786	200.000.000	155.620.785.316
Incremento de Disponibilidades	28.121.868.195	21.058.024.154	0	49.179.892.349
Incremento de Cuentas a Cobrar	44.774.139.513	46.849.996	0	44.820.989.509
Incremento de Activos Dif. y Adel. a Proveed. y Contratista	43.027.649.822	18.392.253.636	200.000.000	61.619.903.458
Amortización de la Deuda y Disminución de Otros Pasivos	1.244.338.944.875	2.262.095.899	37.800.169.978	1.284.401.210.752
Disminución de Otros Pasivos	526.274.098.934	499.081.361	0	526.773.180.295
Disminución de Cuentas a Pagar	30.344.098.934	499.081.361	0	30.843.180.295
Disminución de Documentos a Pagar	65.000.000.000	0	0	65.000.000.000
Devolución de Anticipos del Banco Central de la Republica Argentina	430.930.000.000	0	0	430.930.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	253.809.000.000	0	0	253.809.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	253.809.000.000	0	0	253.809.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	390.426.000.000	0	0	390.426.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	390.426.000.000	0	0	390.426.000.000
Amortización de Préstamos a Largo Plazo	70.359.000.000	1.763.014.538	0	72.122.014.538
Del Sector Público	407.000.000	3.100.073	0	410.100.073
Del Sector Externo	69.952.000.000	1.759.914.465	0	71.711.914.465
Cancelación de Deuda no Financiera	3.470.845.941	0	37.800.169.978	41.271.015.919
Cancelación de Deuda no Financiera en Moneda Nacional	3.470.845.941	0	37.800.169.978	41.271.015.919
TOTAL	1.360.262.602.405	41.759.223.685	118.377.869.978	1.520.399.696.068

27431

FOLIO 85

FOLIO Nº 17

CAPÍTULO I
Planilla Nº 14
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(para aplicaciones financieras)
(en pesos)

DESTINO / ORIGEN / JURISDICCIÓN, CARÁCTER	PARA APLICACIONES FINANCIERAS			TOTAL
	A ADMINIST. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG.SOCIAL	
Jefatura de Gabinete de Ministros	0	1.035.554.896	0	1.035.554.896
Administración Central	0	1.035.554.896	0	1.035.554.896
Ministerio del Interior, Obras Públicas y Vivienda	0	66.619.524	0	66.619.524
Administración Central	0	66.619.524	0	66.619.524
Ministerio de Seguridad	0	0	825.000.000	825.000.000
Administración Central	0	0	825.000.000	825.000.000
Ministerio de Defensa	0	0	2.059.169.978	2.059.169.978
Administración Central	0	0	2.059.169.978	2.059.169.978
Ministerio de Producción	0	2.210.000	0	2.210.000
Administración Central	0	2.210.000	0	2.210.000
Ministerio de Transporte	0	3.748.090.760	0	3.748.090.760
Administración Central	0	3.748.090.760	0	3.748.090.760
Ministerio de Energía y Minería	0	834.515.085	0	834.515.085
Administración Central	0	834.515.085	0	834.515.085
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	130.000.000	0	130.000.000
Administración Central	0	130.000.000	0	130.000.000
Ministerio de Salud	0	310.000	0	310.000
Administración Central	0	310.000	0	310.000
TOTAL	0	5.617.300.285	2.884.169.978	8.701.470.243

27431

CAPÍTULO I
Planilla Nº 15
Anexa al Art. 4º

27431

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(para aplicaciones financieras)
(en pesos)

ORIGEN / DESTINO JURISDICCIÓN , CARÁCTER	PARA APLICACIONES FINANCIERAS A ADMINIST. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG.SOCIAL	TOTAL
Jefatura de Gabinete de Ministros	1.035.554.896	0	0	1.035.554.896
Organismos Descentralizados	1.035.554.896	0	0	1.035.554.896
Ministerio del Interior, Obras Públicas y Vivienda	66.619.524	0	0	66.619.524
Organismos Descentralizados	66.619.524	0	0	66.619.524
Ministerio de Seguridad	825.000.000	0	0	825.000.000
Instituciones de Seguridad Social	825.000.000	0	0	825.000.000
Ministerio de Defensa	2.059.169.978	0	0	2.059.169.978
Instituciones de Seguridad Social	2.059.169.978	0	0	2.059.169.978
Ministerio de Producción	2.210.000	0	0	2.210.000
Organismos Descentralizados	2.210.000	0	0	2.210.000
Ministerio de Transporte	3.748.090.760	0	0	3.748.090.760
Organismos Descentralizados	3.748.090.760	0	0	3.748.090.760
Ministerio de Energía y Minería	834.515.085	0	0	834.515.085
Organismos Descentralizados	834.515.085	0	0	834.515.085
Ministerio de Ciencia, Tecnología e Innovación Productiva	130.000.000	0	0	130.000.000
Organismos Descentralizados	130.000.000	0	0	130.000.000
Ministerio de Salud	310.000	0	0	310.000
Organismos Descentralizados	310.000	0	0	310.000
TOTAL	8.701.470.243	0	0	8.701.470.243

27431

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS – TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Administración Central	301.870	290.919	10.966	203.809	128.673	75.136
Organismos Descentralizados	46.984	43.820	3.164	59.900	9.142	50.758
Instituciones de la Seguridad Social	14.794	14.759	35	0	0	0
Total general (*)	**363.663**	**349.498**	**14.165**	**263.709**	**137.815**	**125.894**

(*) No incluye Reserva de Cargos Vacantes

27431

FOLIO 89

FOLIO Nº 21

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS – TOTALES POR JURISDICCIÓN

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Poder Legislativo Nacional	17.691	12.398	5.293	0	0	0
Poder Judicial de la Nación	26.555	24.122	2.433	0	0	0
Ministerio Público	8.822	8.656	166	0	0	0
Presidencia de la Nación	1.932	1.932	0	2.900	0	2.900
Jefatura de Gabinete de Ministros	892	892	0	0	0	0
Ministerio de Modernización	961	933	28	30.050	30.050	0
Ministerio del Interior, Obras Públicas y Vivienda	4.180	4.069	111	9.349	3.349	6.000
Ministerio de Relaciones Exteriores y Culto	2.608	2.467	141	18.234	18.234	
Ministerio de Justicia y Derechos Humanos	18.007	18.007	0	7.277	7.277	0
Ministerio de Seguridad	102.267	101.182	1.085	35.680	10.360	25.320
Ministerio de Defensa	108.421	106.866	1.555	87.791	63.763	24.028
Ministerio de Hacienda	2.163	1.980	183	17.548	0	17.548
Ministerio de Producción	1.973	1.944	29	0	0	0
Ministerio de Agroindustria	12.072	9.439	2.633	3.100	3.100	0
Ministerio de Turismo	312	312	0	0	0	0
Ministerio de Transporte	3.933	3.933	0	0	0	0
Ministerio de Energía y Minería	3.373	3.373	0	0	0	0
Ministerio de Finanzas	758	758	0	0	0	0
Ministerio de Educación	1.688	1.688	0	900	900	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	14.050	14.050	0	0	0	0
Ministerio de Cultura	1.850	1.767	83	782	782	0
Ministerio de Trabajo, Empleo y Seguridad Social	16.749	16.738	11	560	0	560
Ministerio de Salud	7.906	7.782	124	19.538	0	19.538
Ministerio de Ambiente y Desarrollo Sustentable	1.667	1.398	269	0	0	0
Ministerio de Desarrollo Social	2.833	2.812	21	30.000	0	30.000
Total general	**363.663**	**349.498**	**14.165**	**263.709**	**137.815**	**125.894**

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

PODER LEGISLATIVO Y JUDICIAL

RECURSOS HUMANOS

ADMINISTRACIÓN CENTRAL

JURISDICCIÓN	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Poder Legislativo Nacional	16.196	10.969	5.227	0	0	0
Poder Judicial de la Nación	26.555	24.122	2.433	0	0	0
Ministerio Público	8.822	8.656	166	0	0	0
Total general	**51.573**	**43.747**	**7.826**	**0**	**0**	**0**

ORGANISMOS DESCENTRALIZADOS

ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Auditoría General de la Nación	1.495	1.429	66	0	0	0
Total general	**1.495**	**1.429**	**66**	**0**	**0**	**0**

FOLIO 91

FOLIO Nº 23

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

ADMINISTRACIÓN CENTRAL

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Presidencia de la Nación	**1.286**	**1.286**	**0**	**0**	**0**	**0**
Secretaría General de la Presidencia de la Nación	824	824	0	0	0	0
Agencia Federal de Inteligencia	2	2	0	0	0	0
Secretaría de Políticas Integrales Sobre Drogas de la Nación Argentina	72	72	0	0	0	0
Secretaría Legal y Técnica de la Presidencia de la Nación	334	334	0	0	0	0
Consejo Nacional de Coordinación de Políticas Sociales	54	54	0	0	0	0
Jefatura de Gabinete de Ministros	**723**	**723**	**0**	**0**	**0**	**0**
Jefatura de Gabinete de Ministros	667	667	0	0	0	0
Sistema Federal de Medios y Contenidos Públicos	56	56	0	0	0	0
Ministerio de Modernización	**601**	**596**	**5**	**28.400**	**28.400**	**0**
Ministerio de Modernización	601	596	5	28.400	28.400	0
Ministerio del Interior, Obras Públicas y Vivienda	**795**	**716**	**79**	**5.600**	**0**	**5.600**
Ministerio del Interior, Obras Públicas y Vivienda	795	716	79	5.600	0	5.600
Ministerio de Relaciones Exteriores y Culto	**2.608**	**2.467**	**141**	**18.234**	**18.234**	**0**
Ministerio de Relaciones Exteriores y Culto	2.608	2.467	141	18.234	18.234	0
Ministerio de Justicia y Derechos Humanos	**17.525**	**17.525**	**0**	**7.277**	**7.277**	**0**
Servicio Penitenciario Federal	15.464	15.464	0	7.277	7.277	0
Ministerio de Justicia y Derechos Humanos	1.778	1.778	0	0	0	0
Ente de Cooperación Técnica y Financiera	283	283	0	0	0	0
Ministerio de Seguridad	**102.184**	**101.107**	**1.077**	**35.680**	**10.360**	**25.320**
Policía Federal Argentina	32.664	31.853	811	13.500	0	13.500
Ministerio de Seguridad	619	619	0	10.000	10.000	0
Gendarmería Nacional	38.904	38.638	266	0	0	0
Prefectura Naval Argentina	24.191	24.191	0	360	360	0
Policía de Seguridad Aeroportuaria	5.806	5.806	0	11.820	0	11.820
Ministerio de Defensa	**107.527**	**106.016**	**1.511**	**86.922**	**62.894**	**24.028**
Ministerio de Defensa	530	530	0	0	0	0
Estado Mayor Conjunto de las Fuerzas Armadas	235	194	41	1.954	587	1.367
Instituto de Investigaciones Científicas y Técnicas para la Defensa	446	63	383	0	0	0
Estado Mayor General del Ejército	59.079	58.405	674	32.651	11.708	20.943
Estado Mayor General de la Armada	26.861	26.634	227	31.786	31.786	0
Estado Mayor General de la Fuerza Aérea	20.376	20.190	186	20.531	18.813	1.718
Ministerio de Hacienda	**2.084**	**1.901**	**183**	**17.548**	**0**	**17.548**
Instituto Nacional de Estadística y Censos	621	453	168	6.300	0	6.300
Ministerio de Hacienda	1.463	1.448	15	11.248	0	11.248
Ministerio de Producción	**587**	**558**	**29**	**0**	**0**	**0**
Comisión Nacional de Comercio Exterior	44	44	0	0	0	0
Ministerio de Producción	543	514	29	0	0	0

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Ministerio de Agroindustria	567	565	2	0	0	0
Ministerio de Agroindustria	567	565	2	0	0	0
Ministerio de Turismo	**282**	**282**	**0**	**0**	**0**	**0**
Ministerio de Turismo	282	282	0	0	0	0
Ministerio de Transporte	**690**	**690**	**0**	**0**	**0**	**0**
Ministerio de Transporte	690	690	0	0	0	0
Ministerio de Energía y Minería	**223**	**223**	**0**	**0**	**0**	**0**
Ministerio de Energía y Minería	223	223	0	0	0	0
Ministerio de Finanzas	**100**	**100**	**0**	**0**	**0**	**0**
Ministerio de Finanzas	100	100	0	0	0	0
Ministerio de Educación	**1.376**	**1.376**	**0**	**900**	**900**	**0**
Ministerio de Educación	1.376	1.376	0	900	900	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	**412**	**412**	**0**	**0**	**0**	**0**
Ministerio de Ciencia, Tecnología e Innovación Productiva	412	412	0	0	0	0
Ministerio de Cultura	**1.276**	**1.195**	**81**	**608**	**608**	**0**
Ministerio de Cultura	1.276	1.195	81	608	608	0
Ministerio de Trabajo, Empleo y Seguridad Social	**1.861**	**1.850**	**11**	**560**	**0**	**560**
Ministerio de Trabajo, Empleo y Seguridad Social	1.861	1.850	11	560	0	560
Ministerio de Salud	**4.705**	**4.705**	**0**	**2.080**	**0**	**2.080**
Ministerio de Salud	4.705	4.705	0	2.080	0	2.080
Ministerio de Ambiente y Desarrollo Sustentable	**223**	**223**	**0**	**0**	**0**	**0**
Ministerio de Ambiente y Desarrollo Sustentable	223	223	0	0	0	0
Ministerio de Desarrollo Social	**2.677**	**2.656**	**21**	**0**	**0**	**0**
Ministerio de Desarrollo Social	2.143	2.131	12	0	0	0
Secretaría Nacional de Niñez, Adolescencia y Familia	534	525	9	0	0	0
Total general	**250.312**	**247.172**	**3.140**	**203.809**	**128.673**	**75.136**

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

ORGANISMOS DESCENTRALIZADOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Presidencia de la Nación	646	646	0	**2.900**	0	**2.900**
Sindicatura General de la Nación	417	417	0	2.500	0	2.500
Autoridad Regulatoria Nuclear	229	229	0	400	0	400
Jefatura de Gabinete de Ministros	169	169	0	0	0	0

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Agencia de Administración de Bienes del Estado	169	169	0	0	0	0
Ministerio del Interior, Obras Públicas y Vivienda	**3.385**	**3.353**	**32**	**3.749**	**3.349**	**400**
Instituto Nacional del Agua	192	192	0	0	0	0
Registro Nacional de las Personas	799	799	0	0	0	0
Dirección Nacional de Migraciones	2.164	2.132	32	3.349	3.349	0
Tribunal de Tasaciones de la Nación	55	55	0	400	0	400
Ente Nacional de Obras Hídricas de Saneamiento	160	160	0	0	0	0
Organismo Regulador de Seguridad de Presas	15	15	0	0	0	0
Ministerio de Justicia y Derechos Humanos	**482**	**482**	**0**	**0**	**0**	**0**
Instituto Nacional de Asuntos Indígenas	11	11	0	0	0	0
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	391	391	0	0	0	0
Centro Internacional para la Promoción de los Derechos Humanos	24	24	0	0	0	0
Agencia Nacional de Materiales Controlados	56	56	0	0	0	0
Ministerio de Defensa	**726**	**709**	**17**	**869**	**869**	**0**
Instituto Geográfico Nacional	100	100	0	0	0	0
Dirección General de Fabricaciones Militares	360	343	17	0	0	0
Servicio Meteorológico Nacional	266	266	0	869	869	0
Ministerio de Hacienda	**79**	**79**	**0**	**0**	**0**	**0**
Tribunal Fiscal de la Nación	79	79	0	0	0	0
Ministerio de Producción	**1.386**	**1.386**	**0**	**0**	**0**	**0**
Instituto Nacional de Tecnología Industrial	1.186	1.186	0	0	0	0
Instituto Nacional de la Propiedad Industrial	200	200	0	0	0	0
Ministerio de Agroindustria	**11.505**	**8.874**	**2.631**	**3.100**	**3.100**	**0**
Instituto Nacional de Tecnología Agropecuaria	7.933	5.319	2.614	0	0	0
Instituto Nacional de Investigación y Desarrollo Pesquero	249	249	0	0	0	0
Instituto Nacional de Vitivinicultura	392	392	0	0	0	0
Instituto Nacional de Semillas	61	61	0	0	0	0
Servicio Nacional de Sanidad y Calidad Agroalimentaria	2.870	2.853	17	3.100	3.100	0
Ministerio de Turismo	**30**	**30**	**0**	**0**	**0**	**0**
Instituto de Promoción Turística	30	30	0	0	0	0
Ministerio de Transporte	**3.243**	**3.243**	**0**	**0**	**0**	**0**
Agencia Nacional de Seguridad Vial	87	87	0	0	0	0
Dirección Nacional de Vialidad	1.062	1.062	0	0	0	0
Comisión Nacional de Regulación del Transporte	80	80	0	0	0	0
Organismo Regulador del Sistema Nacional de Aeropuertos	81	81	0	0	0	0
Administración Nacional de Aviación Civil	1.921	1.921	0	0	0	0
Junta de Investigación de Accidentes de Aviación Civil	12	12	0	0	0	0
Ministerio de Energía y Minería	**3.150**	**3.150**	**0**	**0**	**0**	**0**
Comisión Nacional de Energía Atómica	2.499	2.499	0	0	0	0
Servicio Geológico Minero Argentino	205	205	0	0	0	0
Ente Nacional Regulador del Gas	340	340	0	0	0	0
Ente Nacional Regulador de la Electricidad	106	106	0	0	0	0
Ministerio de Modernización	**360**	**337**	**23**	**1.650**	**1.650**	**0**
Ente Nacional de Comunicaciones	360	337	23	1.650	1.650	0

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Ministerio de Finanzas	**658**	**658**	**0**	**0**	**0**	**0**
Comisión Nacional de Valores	106	106	0	0	0	0
Superintendencia de Seguros de la Nación	325	325	0	0	0	0
Unidad de Información Financiera	227	227	0	0	0	0
Ministerio de Educación	**312**	**312**	**0**	**0**	**0**	**0**
Fundación Miguel Lillo	246	246	0	0	0	0
Comisión Nacional de Evaluación y Acreditación Universitaria	66	66	0	0	0	0
Ministerio de Ciencia, Tecnología e Innovación Productiva	**13.638**	**13.638**	**0**	**0**	**0**	**0**
Consejo Nacional de Investigaciones Científicas y Técnicas	13.393	13.393	0	0	0	0
Comisión Nacional de Actividades Espaciales	245	245	0	0	0	0
Ministerio de Cultura	**574**	**572**	**2**	**174**	**174**	**0**
Teatro Nacional Cervantes	276	276	0	0	0	0
Biblioteca Nacional	38	36	2	74	74	0
Instituto Nacional del Teatro	156	156	0	0	0	0
Fondo Nacional de las Artes	104	104	0	100	100	0
Ministerio de Trabajo, Empleo y Seguridad Social	**345**	**345**	**0**	**0**	**0**	**0**
Superintendencia de Riesgos de Trabajo	345	345	0	0	0	0
Ministerio de Salud	**3.201**	**3.077**	**124**	**17.458**	**0**	**17.458**
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	98	98	0	0	0	0
Hospital Nacional Dr. Baldomero Sommer	120	109	11	0	0	0
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	292	292	0	0	0	0
Instituto Nacional Central Único Coordinador de Ablación e Implante	189	76	113	0	0	0
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	472	472	0	0	0	0
Hospital Nacional Profesor Alejandro Posadas	1.241	1.241	0	0	0	0
Colonia Nacional Dr. Manuel A. Montes de Oca	187	187	0	458	0	458
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	131	131	0	0	0	0
Servicio Nacional de Rehabilitación	86	86	0	17.000	0	17.000
Superintendencia de Servicios de Salud	376	376	0	0	0	0
Instituto Nacional del Cáncer	6	6	0	0	0	0
Agencia Nacional de Laboratorios Públicos	3	3	0	0	0	0
Ministerio de Ambiente y Desarrollo Sustentable	**1.444**	**1.175**	**269**	**0**	**0**	**0**
Administración de Parques Nacionales	1.444	1.175	269	0	0	0
Ministerio de Desarrollo Social	**156**	**156**	**0**	**30.000**	**0**	**30.000**
Instituto Nacional de Asociativismo y Economía Social	156	156	0	30.000	0	30.000
Total general	**45.489**	**42.391**	**3.098**	**59.900**	**9.142**	**50.758**

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

FOLIO 95

FOLIO Nº 27

INSTITUCIONES DE LA SEGURIDAD SOCIAL

JURISDICCIÓN / ORGANISMO	CARGOS OCUPADOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
Ministerio de Seguridad	**83**	**75**	**8**	**0**	**0**	**0**
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal	83	75	8	0	0	0
Ministerio de Defensa	**168**	**141**	**27**	**0**	**0**	**0**
Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	168	141	27	0	0	0
Ministerio de Trabajo, Empleo y Seguridad Social	**14.543**	**14.543**	**0**	**0**	**0**	**0**
Administración Nacional de la Seguridad Social (ANSES)	14.543	14.543	0	0	0	0
Total general	**14.794**	**14.759**	**35**	**0**	**0**	**0**

INLEG-2017-35565557-APN-SST#SLYT

27431

H. SENADO DE LA NACIÓN FOLIO 96 MESA DE ENTRADAS

CÁMARA DE DIPUTADOS FOLIO Nº 28

CAPÍTULO I
Planilla Anexa al Art. 6° B

RESERVA DE CARGOS VACANTES

JEFATURA DE GABINETE DE MINISTROS

ESC	DESCRIPCIÓN DEL ESCALAFÓN	RESERVA TOTAL	RESERVA PERMANENTE	RESERVA TEMPORARIA
121	Personal de Talleres Gráficos	2	2	0
201	Personal Civil de las Fuerzas Armadas	566	483	83
209	Personal de la Dir. Gral. de Fabricaciones Militares	539	532	7
211	Personal de la Comisión Nacional de Comercio Exterior	14	14	0
213	Personal Civil de la Policía de Seguridad Aeroportuaria	206	206	0
216	Personal de la Administración Nacional de Aviación Civil	512	512	0
217	Ente Nacional Regulador de la Electricidad	226	226	0
218	Personal Comisión Nacional de Regulación del Transporte	279	279	0
219	Ente Nacional Regulador del Gas	0	0	0
222	Organismo Regulador del Sistema Nacional de Aeropuertos	15	15	0
223	Personal de la Dirección Nacional de Vialidad	1.748	1.748	0
225	Personal del INPROTUR	14	14	0
229	Personal Embarcado de Construcciones Portuarias y Vías Navegables	269	269	0
230	Personal No Docente de Univ. Nacional - F. M. Lillo	0	0	0
232	Personal Embarcado del INIDEP	45	45	0
238	Personal del ENOHSA	0	0	0
240	Personal de Administradores Gubernamentales	29	29	0
250	Personal Convencionado - ANSES	1.361	1.361	0
251	Personal Superior y Gerencial - ANSES	134	134	0
260	Personal de la Superintendencia de Riesgos del Trabajo	209	209	0
277	Personal Profesional de los Establecimientos Hospitalarios y Asistenciales	1.882	1.880	2
283	Personal del ENABIEF	45	45	0
285	Personal del Organismo Regulador de Seguridad de Presas	24	24	0
286	Personal del O.C.C.O.V.I	1	1	0
298	Personal del Instituto Nacional de la Propiedad Industrial	230	230	0
299	Personal de la Comisión Nacional de Comunicaciones	305	305	0
303	Personal del Sistema Nacional de Empleo Público (SINEP)	18.741	18.242	499
304	Personal de la Unidad de Información Financiera	4	4	0
305	Personal del Servicio Nacional de Sanidad y Calidad Agroalimentaria	1.511	1.502	9
320	Sindicatura General de la Nación	104	104	0
700	Personal Docente	90	28	62
899	Personal de la Autoridad Regulatoria Nuclear	93	93	0
Total general		**29.198**	**28.536**	**662**

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

INLEG-2017-20328029-APN-MHA

INLEG-2017-35565557-APN-SST#SLYT

27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
1	313	17	0	3	51	Puesta en Valor Fachada del Honorable Congreso de la Nación - Etapa II	50.000.000	80.000.000	70.000.000	0	200.000.000	25,00	40,00	35,00	0,00	100,00
5	320	23	4	6	51	Instalación y Puesta en Marcha de Nuevas Máquinas Enfriadores - Juzgado Nacional de Trabajo - Presidente Perón N° 990. C.A.B.A.	4.138.488	3.386.035	0	0	7.524.523	55,00	45,00	0,00	0,00	100,00
5	320	24	7	1	52	Juzgado Federal de Junín - Ampliación y Remodelación de Edificio	6.603.735	41.089.911	0	0	47.693.646	14,00	86,00	0,00	0,00	100,00
5	320	24	9	5	51	Adecuación del 1° y 2° piso para la instalación del tribunal - Tribunal Oral en lo Criminal Federal Santa Rosa - Av. Rivadavia 202, Santa Rosa, Provincia de La Pampa	8.277.946	5.518.632	0	0	13.796.578	60,00	40,00	0,00	0,00	100,00
5	320	24	12	4	51	Construcción Nuevo Edificio sede de los Tribunales Federales del Neuquén. - Av. Belgrano N° 110, esquina Irigoyen N° 372 - Provincia de Neuquén	69.423.813	56.801.302	0	0	126.225.115	55,00	45,00	0,00	0,00	100,00
5	320	24	14	2	51	Construcción de Nuevo Edificio para la Centralización de la Justicia Federal - Centro Judicial de Posadas - Av. Santa Catalina esquina Centenario - Posadas - Provincia de Misiones.	62.686.045	114.950.945	3.912.445		181.549.435	29,00	54,00	17,00	0,00	100,00
5	320	24	15	4	51	Construcción de nuevo edificio para la centralización de la Justicia Federal, Etapa 2. - CF y JF N° 1 Resistencia - Hipólito Yrigoyen N° 65. Resistencia. Chaco.	35.123.985	41.100.131	45.732.692	0	121.956.808	29,00	34,00	37,00	0,00	100,00
5	320	24	16	3	51	Modificaciones en la instalación termomecánica y reacondicionamiento de torres de enfriamiento Re-CF de Apelaciones de Córdoba - Concepción Arenal N° 690. Córdoba.	8.638.875	22.585.342	18.965.433	0	50.189.650	17,00	45,00	38,00	0,00	100,00
5	320	24	17	5	51	Remodelación de edificio. Etapa 2 - JF 3 de Febrero - Urquiza N° 4968. 3 de Febrero. Buenos Aires	13.192.114	10.793.548	0	0	23.985.662	55,00	45,00	0,00	0,00	100,00
5	320	24	17	6	51	Construcción de un nuevo edificio para la instalación del Juzgado Federal. - Juzgado Federal Campana - San Martín N° 117. Campana. Buenos Aires. Etapa II	47.225.431	20.239.471	0	0	67.464.902	70,00	30,00	0,00	0,00	100,00
5	320	24	21	4	51	Adaptación funcional - Juzgado Federal Goya - Belgrano N° 942. Goya Corrientes	10.152.462	6.711.614	0	0	16.864.076	64,00	36,00	0,00	0,00	100,00
5	320	24	22	2	51	Readecuación del tablero general del edificio, montantes y tableros seccionales. - Cámara Nacional en lo Penal Económico - Av. de los Inmigrantes N° 1950. C.A.B.A.	10.955.695	15.169.424	7.584.714	0	33.709.833	32,00	45,00	23,00	0,00	100,00
5	320	24	22	3	51	Adecuación de los Núcleos Sanitarios Ala Retiro - Fuero Penal Económico - Av. de los Inmigrantes N° 1950, Ciudad Autónoma de Buenos Aires	26.419.654	5.799.436	0	0	32.219.090	82,00	18,00	0,00	0,00	100,00
5	335	5	0	4	51	Ampliacion del Laboratorio Fotográfico de la Morgue Judicial - Junín 760	10.085.000	10.000.000	0	0	20.085.000	50,00	50,00	0,00	0,00	100,00
5	335	21	0	16	51	Adecuación Integral Edificio Viflarino 2010	15.000.000	65.000.000	5.000.000	0	85.000.000	24,00	76,00	0,00	0,00	100,00
5	335	21	0	27	51	Refacción de los Patios Interiores del Palacio - Patios 3 y 4	14.000.000	2.425.000	0	0	16.425.000	85,24	14,76	0,00	0,00	100,00
5	335	21	0	31	51	Adecuación Integral para el Edificio Calle Rivadavia 737/767/771	15.000.000	40.000.000	5.000.000	0	60.000.000	33,00	67,00	0,00	0,00	100,00
10	360	16	0	8	51	Puesta en Valor Fachada del Edificio Sito en Av. Belgrano N° 909 - CABA	750.000	750.000	0	0	1.500.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	52	Puesta en Valor Fachada, Edificio Tucumán N° 1393 - CABA	1.000.000	2.500.000	0	0	3.500.000	28,57	71,43	0,00	0,00	100,00
10	360	16	0	8	53	Construccion de Vestuarios y Oficinas en Depósito Rondeau N°3528 - CABA	100.000	500.000	0	0	600.000	16,67	83,33	0,00	0,00	100,00
10	360	16	0	8	54	Construccion de Oficinas en Depósito Mazza N° 2247 CABA	100.000	500.000	0	0	600.000	16,67	83,33	0,00	0,00	100,00
10	360	16	0	8	55	Puesta en Valor, Cubiertas en Depósito Calle 15 de Noviembre de 1889 N° 1932 - CABA.	750.000	750.000	0	0	1.500.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	56	Puesta en Valor, Espacios Comunes y Nucleos Sanitarios en Edificio Sito en 25 de Mayo N° 179 - CABA	1.250.000	1.250.000	0	0	2.500.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	57	Puesta en Valor Auditorio, Terrazas y Oficina Subsuelo Perú N°543/45 - CABA	750.000	750.000	0	0	1.500.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	58	Adecuacion de Tablero General - Perón N° 2455 - CABA	400.000	400.000	0	0	800.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	60	Puesta en Valor de Inmueble Sito en Saavedra N° 515, Lomas de Zamora - Provincia de Buenos Aires	150.000	450.000	0	0	600.000	25,00	75,00	0,00	0,00	100,00
10	360	16	0	8	61	Puesta en Valor Inmueble Sito en Sanchez de Bustamante N°487, Lomas de Zamora - Provincia Buenos Aires	750.000	750.000	0	0	1.500.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	62	Puesta en Valor Inmueble Sito en Chacabuco N°2146/48 Olivos - Provincia Buenos Aires	1.000.000	1.000.000	0	0	2.000.000	50,00	50,00	0,00	0,00	100,00
10	360	16	0	8	63	Puesta en Valor Inmueble Sito en Rivadavia Esquina Mendoza Santa Fe - Provincia de Santa Fe	500.000	1.500.000	0	0	2.000.000	25,00	75,00	0,00	0,00	100,00
10	360	16	0	8	64	Puesta en Valor y Ampliación de Inmueble Sito en Paraná - Provincia de Entre Ríos	1.000.000	2.000.000	0	0	3.000.000	33,33	66,67	0,00	0,00	100,00
10	360	16	0	8	65	Puesta en Valor Inmueble Sito en Rivadavia N°226 - Santa Rosa - Provincia de La Pampa	1.000.000	2.000.000	0	0	3.000.000	33,33	66,67	0,00	0,00	100,00
20	301	16	0	12	52	Obras en el Entorno de la Casa de Gobierno	122.500.000	17.500.000	0	0	140.000.000	87,50	12,50	0,00	0,00	100,00
20	301	37	0	1	51	Refacción de las Piletas Olímpicas del Centro Recreativo Nacional (CeReNa)	23.100.000	42.900.000	0	0	66.000.000	35,00	65,00	0,00	0,00	100,[illegible]
25	347	8	0	1	51	Construcción Oficinas - Edificio El Ladrillo	1.000.000	23.545.454	545.546	0	25.091.000	3,99	93,84	2,17	0,00	100,[illegible]
25	347	71	0	1	51	Reforma y Acondicionamiento de Techo y Zinguería Predio Ferial Tecnópolis	10.011.945	3.988.055	0	0	14.000.000	71,51	28,49	0,00	0,00	100[illegible]
25	347	71	0	2	51	Reforma y Acondicionamiento de Techos y Zinguerías Galpones Varios de Tecnópolis	2.152.568	2.147.432	0	0	4.300.000	50,06	49,94	[illegible]	[illegible]	[illegible]

IF-2017-[illegible]

27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
25	347	71	0	4	51	Instalación de Sistema de Incendio Microestadio en Tecnópolis	2.002.389	35.997.611	0	0	38.000.000	5,27	94,73	0,00	0,00	100,00
25	347	72	0	1	51	Intervenciones Termo-mecánicas para el CCK	3.146.611	2.353.389	0	0	5.500.000	57,21	42,79	0,00	0,00	100,00
25	347	72	0	2	51								57,09	0,00	0,00	100,00
30	325	72	0	94	51	Ampliación							55,00	0,00	0,00	100,00
30	325	73	1	50	51	Aprovechamiento Multipropósito e Tambolar, Provincia de San Juan	459.754.790	4.748.620.800	5.713.523.200	4.566.101.210	15.488.000.000	2,97	30,66	36,89	29,48	100,00
30	325	73	1	51	51	Proyecto Hidroeléctrico Los Blancos							5,00	45,00	45,00	100,00
30	325	73	2	46	51	Construcción de 10 Radares Meteorológicos Argentinos - Etapa	100.000.000	400.000.000	200.000.000	0	700.000.000	14,29	57,14	28,57	0,00	100,00
40	332	18	2	1									33,23	35,18	0,00	100,00
41	343	44	0	1	51	Construcción del Instituto de Conducción Conjunta Estratégica para la Formacion Policial y Conducción Estratégica	57.030.000	46.740.000	0	0	103.770.000	53,00	47,00	0,00	0,00	100,00
41	375	42	0	2	51	Construcción Pabellón Sanidad en la Escuela de Gendarmería Nacional "General Martín de Guemes"	26.510.640	25.489.360	0	0	52.000.000	51,00	49,00	0,00	0,00	100,00
41	375	42	0	3	51	Construcción Pabellón Sanidad en la Región I - Campo de Mayo - Provincia de Buenos Aires	20.108.070	25.489.360	0	0	45.597.430	51,00	49,00	0,00	0,00	100,00
41	375	45	0	11	51	Remodelación del Complejo Fronterizo Salvador Mazza - Yacuiba	836.440	21.711.360	0	0	22.547.800	3,71	96,29	0,00	0,00	100,00
41	380	31	0	26	51								33,33	0,00	0,00	100,00
41	380	31	0	26	51	Construcción Polo Logístico							50,00	0,00	0,00	100,00
41	380	31	0	3								50,00	50,00	0,00	0,00	100,00
45	372	17	0	12	51	Recuperación y Puesta en Valor de Estructura de Hormigón Armado en el CITEDEF - Villa Martelli, Provincia de Buenos Aires	35.000.000	40.000.000	45.000.000	0	120.000.000	29,16	33,33	37,51	0,00	100,00
45	374	16	0	8	51	Construcción de Viviendas de Servicio para el Personal de Oficiales y Suboficiales en la Guarnición de Rospentek para Conservación de la Capacidad Apoyo Institucional	13.600.000	13.600.000	21.800.000	0	49.000.000	27,75	27,75	44,50	0,00	100,00
45	374	16	0	64	60	Transformación de la Aeronave N°21	31.080.500	23.919.500			55.000.000	50,00	50,00	0,00	0,00	100,00
45	381	16	0	31	51	Recuperación de Infraestructura y Capacidades de Apoyo del Centro Experimental de Lanzamiento de Proyectiles Autopropulsado I.	17.564.034	11.900.000	14.545.751	74.150.100	118.159.885	14,86	10,08	12,31	62,75	100 00
51	608	1	0	5	51	Edificio Centro de Energías Renovables	60.134.400	5.011.200	0	0	65.145.600	90,00	10,00	0,00	0,00	100,00
52	363	36	0	6	53	Construcción de Centro de Capacitación y Transferencia de Tecnología Salta	12.372.474	14.310.250	13.317.276	0	40.000.000	30,93	35,78	33,29	0,00	100,00
52	363	36	0	7	59	Readecuación Vivero Makallé -Chaco (BID 2853)	2.474.494	3.525.506	0	0	6.000.000	41,24	58,76	0,00	0,00	100,00
52	363	36	0	10	51	Construcción de Invernadero en el Centro Nacional de Desarrollo Acuícola (BID 3255)	1.134.143	2.990.857	0	0	4.125.000	27,49	72,61	0,00	0,00	100,00
52	363	36	0	11	51	Implementación del Sistema de Transferencia de Tecnología de Riego. Universidad Nacional de Catamarca (CAF 9458)	1.825.633	4.259.811	0	0	6.085.444	30,00	70,00	0,00	0,00	100,00
52	363	36	0	11	52	Implementación del Sistema de Transferencia de Tecnología de Riego. Universidad Nacional del Nordeste (CAF 9458)	1.005.801	2.346.868	0	0	3.352.669	30,00	70,00	0,00	0,00	100,00
52	363	36	0	11	53	Implementación del Sistema de Transferencia de Tecnología de Riego. Universidad Nacional de Cuyo (CAF 9458)	1.907.768	4.451.459	0	0	6.359.227	30,00	70,00	0,00	0,00	100,00
52	363	36	0	11	54	Implementación del Sistema de Transferencia de Tecnología de Riego. Universidad Nacional del Sur (CAF 9458)	1.500.083	3.500.193	0	0	5.000.276	30,00	70,00	0,00	0,00	100,00
52	363	41	0	3	51	Mejoramiento Sistemas de Riego Angulos, provincia de La Rioja (BID N° 3806)	4.693.791	5.395.337	6.687.419	0	16.776.547	27,98	32,16	39,86	0,00	100,00
52	363	41	0	3	52	Readecuación Sistemas de Riego Superficiales Angulos, provincia de La Rioja (BID N° 3806)	5.770.049	1.034.254	0	0	6.804.303	84,80	15,20	0,00	0,00	100,00
52	363	41	0	4	51	Construcción Muelles Pescadores Artezanales, Ushuaia y Almanza, Tierra del Fuego (BID N° 3806)	4.152.596	4.773.255	5.916.360	0	14.842.211	27,98	32,16	39,86	0,00	100,00
52	363	41	0	5	51	Microembalses Arroyo El Cano Córdoba (BID 3806)	4.998.936	5.746.091	7.122.172	0	17.867.199	27,98	32,16	39,86	0,00	100,00
52	363	41	0	6	51	Mejoramiento de la Infraestructura de Riego, Sistema Hídrico Figueroa, Santiago del Estero (BID N° 3806)	5.311.395	6.105.250	7.567.342	0	18.983.987	27,98	32,16	39,86	0,00	100,00
52	363	41	0	7	51	Mejoramiento del Riego en Colalao del Valle (BID N° 3806)	12.138.349	5.754.264	0	0	17.892.613	60,00	40,00	0,00	0,00	100,00
52	607	16	0	4	51	Construcción Subsede en Puerto Madryn (BID 3255/OC-AR)	6.911.263	7.938.000	9.846.737	0	24.696.000	27,99	32,14	39,87	0,00	100,00
52	607	16	0	4	52	Construcción Subsede en Caleta Paula (BID 3255/OC-AR)	6.198.197	7.119.000	8.830.803	0	22.148.000	27,99	32,14	39,87	0,00	100,00
52	607	16	0	4	54	Construcción Subsede en Rawson (BID 3255/0C-AR)	6.582.156	7.560.000	9.377.844	0	23.520.000	27,99	32,14	39,87	0,00	100,00

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
52	607	16	0	5	51	Construcción del Centro de Experimentación y Desarrollo de la Maricultura (CENIDMAR) (BID 3255/OC-AR)	14.261.339	38.220.000	20.318.661	0	72.800.000	19,59	52,50	27,91	0,00	100,00
52	609	16	0	20	51	Sistema de Energía Renovable para Sede Central - Energía Solar - INV	1.800.000	2.000.000	0	0	3.800.000	47,00	53,00	0,00	0,00	100,00
53	322	18	0	2	51	Refacción, Restauración y Puesta en Valor Hoteles N°1 y N°2 Unidad Turística Chapadmalal - Etapa I	14.580.000	91.000.000	84.000.000	30.420.000	220.000.000	6,63	41,36	38,18	13,83	100,00
53	322	18	0	3	51	Restauración y Puesta en Valor Hotel N°5 - Unidad Turística Chapadmalal	2.000.000	3.000.000	0	0	5.000.000	40,00	60,00	0,00	0,00	100,00
53	322	18	0	4	51	Restauración y Puesta en Valor Hoteles N°7, N°8, N°9 y Polideportivo - Unidad Turística Chapadmalal	4.000.000	6.000.000	0	0	10.000.000	40,00	60,00	0,00	0,00	100,00
53	322	18	0	18	51	Puesta en Valor Complejo Chapadmalal	70.000.000	150.000.000	0	0	220.000.000	31,82	68,18	0,00	0,00	100,00
53	322	18	0	19	51	Puesta en Valor Complejo Embalse Río III	40.000.000	75.000.000	0	0	115.000.000	34,78	65,22	0,00	0,00	100,00
53	322	22	2	46	51	Construcción Centro Integral De Visitantes Salinas Grandes Provincia de Jujuy	9.659.998	4.140.002	0	0	13.800.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	50	51	Humahuaca: Museo del Carnaval	12.600.000	11.400.000	0	0	24.000.000	52,50	47,50	0,00	0,00	100,00
53	322	22	2	51	51	Construcción Pasarela en Agua, Plaza Mirador y Pasarela de Acceso, Parque Provincial Moconá, Misiones	47.034.320	33.595.944	0	0	80.630.264	58,33	41,67	0,00	0,00	100,00
53	322	22	2	61	51	Construcción Circuito de Promoción Turística Sostenible para el Fomento del Patrimonio Natural, la Diversidad y Herencia Cultural - Tramo 2	17.500.000	12.500.000	0	0	30.000.000	58,33	41,67	0,00	0,00	100,00
53	322	22	2	65	51	Construcción Centro de Recepción de Visitantes Posta Santa Cruz - Camino Real - Córdoba (BID N° 2606/OC-AR)	12.969.821	5.558.496	0	0	18.528.317	70,00	30,00	0,00	0,00	100,00
53	322	22	2	67	51	Costrucción Centro de Talasoterapia Mar de Anzenusa - Miramar de Ansenuza - Córdoba (BID N° 2606/OC-AR)	16.940.000	11.660.000	0	0	28.600.000	59,23	40,77	0,00	0,00	100,00
53	322	22	2	68	51	Construcción Centro de Interpretación Cerro Colorado, Provincia de Córdoba	23.100.000	15.900.000	0	0	39.000.000	59,23	40,77	0,00	0,00	100,00
53	322	22	2	69	51	Construcción Centro de Interpretación Bañado La Estrella, Provincia de Formosa	53.760.000	23.040.000	0	0	76.800.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	74	51	Construcción Centro de Interpretación Qhapaq - Ñan - Angualasto, San Juan	13.650.000	5.850.000	0	0	19.500.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	82	51	Remodelación Puerto Cabotaje (Oficina Recepción , Boleterías y Amarre)	5.600.000	10.000.000	24.400.000	0	40.000.000	14,00	25,00	61,00	0,00	100,00
53	322	22	2	84	51	Adecuación Corredor Fluvial: Equipamiento Turístico Terminal Portuaria de Rosario, Rosario, Santa Fé	8.400.000	3.600.000	0	0	12.000.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	85	51	Adecuación Corredor Fluvial. Equipamiento Turístico Terminal Portuaria de Santa Fe, Santa Fé	8.400.000	3.600.000	0	0	12.000.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	86	51	Adecuación Corredor Fluvial: Equipamiento Turístico Terminal Portuaria de la Ciudad de Corrientes, Corrientes	8.400.000	3.600.000	0	0	12.000.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	87	51	Adecuación Corredor Fluvial: Equipamiento Turístico Terminal Portuaria de La Paz, Entre Ríos	8.400.000	3.600.000	0	0	12.000.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	88	51	Adecuación Corredor Fluvial: Equipamiento Turístico Terminal Portuaria de Posadas, Misiones	8.400.000	3.600.000	0	0	12.000.000	70,00	30,00	0,00	0,00	100,00
53	322	22	2	89	51	Puesta en Valor del Monumento a los Héroes de la Independencia - Humahuaca - Provincia de Jujuy (BID N° 2606/OC-AR)	5.635.000	2.415.000	0	0	8.050.000	70,00	30,00	0,00	0,00	100,00
57	327	66	1	2	52	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Metrobus Morón - Provincia de Buenos Aires	100.000.000	100.000.000	0	0	200.000.000	50,00	50,00	0,00	0,00	100,00
57	327	66	1	2	58	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Metrobus Neuquén - Provincia de Neuquén	275.000.000	55.000.000	0	0	330.000.000	81,67	18,33	0,00	0,00	100,00
57	327	66	1	3	51	Desarrollo e Implementación de Ciclovías y Bicisendas	1.000.000	10.000.000	330.000.000	759.000.000	1.100.000.000	0,09	0,91	30,00	69,00	100,00
57	327	66	1	16	58	Cercos Perimetrales	11.905.002	121.164.998	0	0	133.070.000	8,95	91,05	0,00	0,00	100,00
57	327	66	1	18	53	Construcción Estación Retiro Subterránea de las Líneas Mitre y Sarmiento y Distribuidor Retiro -	25.000.000	100.000.000	1.787.400.000	4.170.600.000	6.083.000.000	0,41	1,64	29,38	68,57	100,00
57	327	66	1	24	51	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - VAP II	1.130.000.000	1.200.000.000	1.000.000.000	0	3.330.000.000	26,67	40,00	33,33	0,00	100,00
57	327	66	1	24	52	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Refugios y Mobiliarios Urbano II	1.000.000	290.000.000	310.000.000	0	601.000.000	0,17	48,25	51,58	0,00	100,00
57	327	66	1	24	53	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - VAP Interior	800.000.000	1.200.000.000	1.000.000.000	0	3.000.000.000	26,67	40,00	33,33	0,00	100,0
57	327	66	1	24	54	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Metrobus AMBA	1.000.000	1.300.000.000	1.300.000.000	0	2.601.000.000	0,04	49,98	49,98	0,00	100,0
57	327	66	1	24	55	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Metrobus Interior	1.000.000	1.300.000.000	1.300.000.000	0	2.601.000.000	0,04	49,98	49,98	0,00	100
57	327	66	1	24	56	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Demarcación Horizontal	500.000	200.000.000	200.000.000	0	400.500.000	0,12	49,94	49,94	0,00	100

27431

H. SENADO DE LA NACIÓN FOLIO 99 MESA DE ENTRADAS

CÁMARA DE DIPUTADOS FOLIO 31

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
57	327	66	1	24	57	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Intervencion en el Espacio Publico	500.000	200.000.000	200.000.000	0	400.500.000	0,12	49,94	49,94	0,00	100,00
57	327	66	1	25	51	Renovación Integral Línea Belgrano Norte	20.000.000	60.000.000	2.829.480.000	6.602.120.000	9.511.600.000	0,21	0,63	29,75	69,41	100,00
57	327	66	1	26	51	Renovación Integral Línea Mitre	10.000.000	30.000.000	3.116.400.000	7.271.600.000	10.428.000.000	0,10	0,29	29,88	69,73	100,00
57	327	66	1	27	51	Rehabilitacion Integral de Trenes de Pasajeros Área Metropolitana de Buenos Aires - Belgrano Norte	20.000.000	60.000.000	3.156.000.000	7.364.000.000	10.600.000.000	0,19	0,57	29,77	69,47	100,00
57	327	66	1	28	51	Rehabilitacion Integral de Trenes de Pasajeros Área Metropolitana de Buenos Aires - Belgrano Sur	20.000.000	60.000.000	3.156.000.000	7.364.000.000	10.600.000.000	0,19	0,57	29,77	69,47	100,00
57	327	66	1	29	51	Rehabilitacion Integral de Trenes de Pasajeros Área Metropolitana de Buenos Aires - Mitre	10.000.000	30.000.000	3.225.000.000	7.525.000.000	10.790.000.000	0,09	0,28	29,89	69,74	100,00
57	327	66	1	31	51	Autopista sobre el Arroyo Morón entre el Acceso Oeste y la Ruta Nacional N° 201	60.000.000	180.000.000	300.000.000	460.000.000	1.000.000.000	6,00	18,00	30,00	46,00	100,00
57	327	66	1	32	51	Construcción Estación Correo Central de las Líneas Mitre / Sarmiento y Tunel de Interconección	1.000.000	100.000.000	1.789.860.000	4.176.340.000	6.067.200.000	0,02	1,65	29,50	68,83	100,00
57	327	66	1	32	52	Construcción Estación 9 de Julio Subterránea de las Líneas Sarmiento / Mitre y Tunel de Interconección	1.000.000	100.000.000	1.571.820.000	3.667.580.000	5.340.400.000	0,02	1,87	29,43	68,68	100,00
57	327	66	1	32	53	Construcción Estación Plaza Miserere Subterranea de las Líneas Sarmiento / Mitre y Tunel de Interconección	1.000.000	50.000.000	458.700.000	1.070.300.000	1.580.000.000	0,06	3,16	29,03	67,75	100,00
57	327	66	1	32	54	Interoperabilidad Roca - San Martin - Mitre - Sarmiento (Incluye etapas Constitucion, Central, Retiro, Correo Central, 9 de Julio/Rivadavia, Miserere)	22.000.000	100.000.000	627.000.000	1.463.000.000	2.212.000.000	0,99	4,52	28,35	66,14	100,00
57	327	66	1	33	51	Programa de Estructuración del Túnel Internacional Paso de Agua Negra (PETAN)	50.000.000	150.000.000	2.000.000.000	24.875.842.857	27.075.842.857	0,18	0,55	7,40	91,87	100,00
57	327	66	1	34	51	Desarrollo e Impementación de Ciclovias y Bicisendas II	141.000.000	10.000.000	420.000.000	969.000.000	1.540.000.000	0,07	0,71	30,00	69,22	100,00
57	327	66	1	35	51	Mejora del Transporte en el Área Metropolitana - Autopista del Bicentenano - Paseo del Bajo (CAF S/N)	2.800.000.000	1.829.630.000	1.829.630.000	0	6.459.260.000	43,35	28,33	28,32	0,00	100,00
57	327	66	2	22	51	Enlace Ferrocarriles Mitre/San Martin mediante el uso de Traza Urquiza	142.856.489	285.712.978	1.369.269.160	3.194.961.373	4.992.800.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	52	Construcción de un Empalme Operativo entre los Ferrocarriles Sarmiento y San Martin en Mercedes	6.781.162	13.562.325	64.996.954	151.659.559	237.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	53	Duplicación de Vía Caseros - Haedo y Renovación Vias Corredor Caseros - Haedo - Temperley	27.124.650	54.249.300	259.987.815	606.638.235	948.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	54	Refuncionalización de Playa de Cargas Alianza	61.030.462	122.060.924	584.972.584	1.364.936.030	2.133.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	55	Terminal Ferroportuaria Estación Saldías (incluye enlace doble vía al Puerto de Buenos Aires)	27.124.650	54.249.300	259.987.815	606.638.235	948.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	56	Centro Logistico Campo de Mayo	135.623.249	271.246.498	1.299.939.076	3.033.191.177	4.740.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	57	Centro Logistico Palomar	58.772.364	117.544.727	563.328.873	1.314.434.036	2.054.080.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	58	Estación Multimodal en el Mercado Central	33.905.812	67.811.624	324.984.769	758.297.795	1.185.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	22	59	Enlace desde vía Temperley-Ezeiza hacia vía Temperley-Haedo, altura Santa Catalina	6.781.162	13.562.325	64.996.954	151.659.559	237.000.000	2,86	5,72	27,42	64,00	100,00
57	327	66	2	27	51	Renovación de Vías Corredor Ferroviario Buenos Aires - Mendoza - Línea San Martín	150.000.000	11.846.892.652	15.227.523.411	4.004.827.049	31.229.243.112	0,00	35,11	62,90	1,99	100,00
57	327	66	2	28	51	Rehabilitacion Integral de Trenes de Carga - Mitre	20.000.000	60.000.000	3.126.000.000	7.294.000.000	10.500.000.000	0,19	0,57	29,77	69,47	100,00
57	327	66	2	29	51	Rehabilitacion Integral de Trenes de Carga - Roca	20.000.000	60.000.000	4.326.000.000	10.094.000.000	14.500.000.000	0,14	0,41	29,83	69,62	100,00
57	327	66	2	30	51	Rehabilitacion Integral de Trenes de Carga - San Martin	40.000.000	120.000.000	4.902.000.000	11.438.000.000	16.500.000.000	0,24	0,73	29,71	69,32	100,00
57	327	66	2	31	51	Rehabilitacion Integral de Trenes de Carga - Urquiza	20.000.000	60.000.000	3.126.000.000	7.294.000.000	10.500.000.000	0,19	0,57	29,77	69,47	100,00
57	327	66	2	32	51	Recuperación y Mantenimiento del Ferrocarril General Belgrano - (CAF 7351)	820.859.999	1.720.000.000	2.000.000.000	2.000.000.000	6.540.859.999	12,55	26,30	30,58	30,57	100,00
57	327	91	0	69	51	Refuncionalización Sede Central de la Subsecretaría de Puertos y Vías Navegables - Ciudad Autónoma de Buenos Aires	300.000	41.001.562	0	0	41.301.562	0,00	100,00	0,00	0,00	100,00
57	327	91	0	89	51	Construcción de Nueva Terminal Portuaria en Ita Ibaté - Provincia de Corrientes	101.984.619	129.288.198	55.449.930	0	286.722.747	35,57	45,09	19,34	0,00	100,00
57	327	91	0	93	51	Construcción de Muelle Multipropósito para Graneles Sólidos en el Puerto de Bahía Blanca - Provincia de Buenos Aires	100.000	189.000.000	110.900.000	0	300.000.000	0,00	63,03	36,97	0,00	100,00
57	327	91	0	94	51	Obra de abrigo y Puesta en Valor del Muelle Isla Martin Garcia	100.000	75.000.000	14.900.000	0	90.000.000	0,00	83,44	16,56	0,00	100,00
57	327	91	0	95	51	Relleno de Dársena Interior y Nuevo Muelle Multipropósito - Puerto Rosario	100.000	50.000.000	49.900.000	0	100.000.000	0,00	50,10	49,90	0,00	100,00
57	327	91	0	96	51	Refuncionalización de la Delegación Río Uruguay de la Dirección Nacional de Vías Navegables - Provincia de Entre Ríos	200.000	20.200.000	0	0	20.400.000	0,00	100,00	0,00	0,00	100,00
57	327	91	0	97	51	Refuncionalización de la Delegación Bahía Blanca de la Dirección Nacional de Vías Navegables - Provincia de Buenos Aires	100.000	5.400.000	0	0	5.500.000	0,00	100,00	0,00	0,00	100,00

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
57	327	91	0	98	51	Refuncionalización de la Delegación Quequén de la Dirección Nacional de Vías Navegables - Provincia de Buenos Aires	100.000	3.600.000	0	0	3.900.000	0,00	100,00	0,00	0,00	100,00
57	327	91	0	99	51	Refuncionalización de la Delegación Río de la Plata de la Dirección Nacional de Vías Navegables - Ciudad Autónoma de Buenos Aires	200.000	44.800.000	0	0	45.000.000	0,00	100,00	0,00	0,00	100,00
57	327	91	1	3	51	Dragado de Apertura y Mantenimiento Bravo - Guazú - Talavera	10.000.000	217.138.230	61.531.160	456.022.210	744.691.600	1,34	29,16	8,26	61,24	100,00
57	327	91	1	3	52	Dragado de Apertura San Pedro	100.000	77.490.880	18.009.120	87.987.850	183.587.850	0,00	42,26	9,81	47,93	100,00
57	604	16	1	1	52	Atención de Emergencias en Regiones y Distritos en Rutas Varias	100.000.000	100.000.000	100.000.000	0	300.000.000	30,00	32,00	38,00	0,00	100,00
57	604	42	10	28	51	Conexión Vial Resistencia - Corrientes - Autopista	1.000.000	1.000.000	89.200.000	1.165.459.459	1.256.659.459	0,08	0,08	7,10	92,74	100,00
57	604	42	10	29	51	Conexión Vial Santa Fe - Paraná - Acceso Sur a Santa Fe	1.000.000	1.000.000	1.568.200.000	1.627.659.000	3.197.859.000	0,03	0,03	49,04	50,90	100,00
57	604	42	10	31	55	Corredor NOA: Autopista Rutas Nacionales Nº 9 y 34 - Rosario de la Frontera - Acceso a Salta	47.203.454	1.425.667.936	2.967.716.928	1.396.572.672	5.837.160.990	0,81	24,42	50,84	23,93	100,00
57	604	42	10	34	51	Travesía Urbana Corrientes	465.600.000	336.000.000	0	0	801.600.000	58,00	42,00	0,00	0,00	100,00
57	604	43	10	1	51	Ruta Segura Acceso Sur a Tucumán	10.000.000	100.000.000	0	0	110.000.000	9,09	90,91	0,00	0,00	100,00
57	604	43	10	4	51	Corredor del Iberá (Rutas Nacionales Nº 12, 119, 123)	30.000.000	364.573.440	364.573.440	774.718.560	1.533.865.440	9,83	19,68	19,68	50,81	100,00
57	604	43	10	5	51	Ruta Segura Ruta Nacional Nº 136 Paso Gualeguaychú - Fray Bentos	10.000.000	130.000.000	120.000.000	0	260.000.000	3,85	50,00	46,15	0,00	100,00
57	604	43	10	8	51	Ruta Segura Ruta Nacional Nº 11 San Justo - Reconquista	30.000.000	75.000.000	314.028.800	650.311.200	1.069.340.000	9,83	19,67	19,67	50,83	100,00
57	604	43	10	9	51	Ruta Segura Variante Gualeguay	40.000.000	40.000.000	28.800.000	21.200.000	130.000.000	30,00	31,00	22,00	17,00	100,00
57	604	43	10	18	51	Ruta Segura Ruta Nacional Nº 40 San Juan - San José de Jáchal	10.000.000	65.577.600	65.577.600	139.352.400	280.507.600	9,84	19,67	19,67	50,82	100,00
57	604	43	10	20	51	Sistema Cristo Redentor: Ruta Segura Ruta Nacional Nº 7 Luján de Cuyo - Potrerillos	10.000.000	508.200.000	140.000.000	0	658.200.000	1,52	77,21	21,27	0,00	100,00
57	604	44	10	2	51	Conexión Vial Santa Fe - Paraná - Circunvalación Paraná	1.000.000	2.000.000	1.584.000.000	1.649.100.000	3.236.100.000	0,03	0,06	48,95	50,96	100,00
57	604	44	10	6	51	Reconstrucción Paso Garibaldi	4.000.000	190.666.667	205.333.333	0	400.000.000	1,00	47,67	51,33	0,00	100,00
57	604	44	10	9	51	Conexión Vial Resistencia - Corrientes - Construcción de Puente sobre el Río Paraná	1.000.000	1.000.000	2.178.000.000	6.637.825.000	8.817.825.000	9,84	19,67	19,67	50,82	100,00
57	604	44	10	10	51	Conexión Vial Santa Fe - Paraná - Construcción de Puente sobre el Río Paraná	1.000.000	1.000.000	1.282.100.000	3.567.950.000	4.852.050.000	0,02	0,02	26,42	73,54	100,00
57	604	44	10	11	51	Sistema Cristo Redentor: Obras de Seguridad Ruta Nacional Nº 7 Potrerillos - Las Cuevas	2.000.000	200.000.000	1.000.000.000	2.952.500.000	4.154.500.000	5,91	43,71	31,80	18,58	100,00
57	604	44	10	11	52	Sistema Cristo Redentor: Readecuación de Túneles Caracoles y Cristo Redentor	550.000.000	1.732.500.000	1.843.875.000	0	4.126.375.000	13,33	41,99	44,68	0,00	100,00
57	604	44	10	11	53	Sistema Cristo Redentor: Ruta Nacional Nº 7 Variante Uspallata y Acceso a Aduana	10.000.000	370.250.000	213.750.000	0	594.000.000	0,00	63,16	36,84	0,00	100,00
57	604	45	10	2	51	Pavimentación Acceso Sur a Paraná	2.584.796	99.000.000	10.560.000	0	112.144.796	2,30	88,28	9,42	0,00	100,00
57	604	45	10	3	51	Pavimentación Rectificación Ruta Nacional Nº 157 km 990	1.000.000	49.000.000	0	0	50.000.000	2,00	98,00	0,00	0,00	100,00
57	604	45	10	3	52	Pavimentación Ruta Nacional Nº 157 Variante Recreo	3.600.000	72.000.000	44.400.000	0	120.000.000	3,00	60,00	37,00	0,00	100,00
57	604	45	10	5	51	Pavimentación Ruta Nacional Nº 259 Trevelin - Futaleufú	6.000.000	19.008.000	126.720.000	487.872.000	639.600.000	0,00	27,91	27,91	44,18	100,00
57	604	45	10	12	51	Pavimentación Ruta Nacional Nº 149 Iglesia - Las Flores	560.592	11.211.837	6.913.966	0	18.686.395	3,00	60,00	37,00	0,00	100,00
57	604	45	10	13	51	Pavimentación Ruta Nacional Nº 149 Uspallata - Barreal	7.392.000	151.536.000	214.368.000	0	373.296.000	1,98	40,59	57,43	0,00	100,00
57	604	45	10	23	51	Pavimentación Ruta Nacional Nº 51 San Antonio de los Cobres - Sico	70.000.000	570.000.000	370.000.000	0	1.010.000.000	6,93	56,44	36,63	0,00	100,00
57	604	45	10	26	51	Pavimentación Autopista Ruta Nacional Nº 7 San Martín - Mendoza	16.300.000	136.000.000	3.000.000	0	155.300.000	10,50	87,57	1,93	0,00	100,00
57	604	45	10	30	51	Pavimentación en Ruta Segura Ruta Nacional Nº 40 San Juan - San José Jáchal	29.090.996	44.730.837	63.277.770	0	137.099.603	24,00	48,00	28,00	0,00	100,00
57	604	45	10	33	51	Pavimentaciones varias - Ruta Nacional Nº 0040; Int. Ruta Nacional Nº 242 - Puente sobre Río Agrio, Km 2483,50 - Km 2484,59	25.000.000	25.000.000	0	0	50.000.000	46,15	53,85	0,00	0,00	100,00
57	604	47	20	1	51	Construcción y Puesta en Valor de Infraestructura de Apoyo y Soporte del Plan Nacional Vial en Casa Central	56.000.000	40.000.000	40.000.000	0	136.000.000	41,18	29,41	29,41	0,00	100,00
57	604	47	21	2	51	Campamentos Viales en Distrito Buenos Aires	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	22	2	51	Campamentos Viales en Distrito Córdoba	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	23	2	51	Campamentos Viales en Distrito Tucumán	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	24	2	51	Campamentos Viales en Distrito Mendoza	10.000.000	30.000.000	20.000.000	0	60.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	25	2	51	Campamentos Viales en Distrito Salta	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	26	1	51	Obras Edilicias Generales en Distrito Jujuy	8.000.001	167.000.000	25.000.000	0	200.000.001	4,00	83,50	12,50	0,00	100,00
57	604	47	26	2	51	Campamentos Viales en Distrito Jujuy	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	27	2	51	Campamentos Viales en Distrito Santa Fe	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	28	2	51	Campamentos Viales en Distrito La Rioja	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	29	2	51	Campamentos Viales en Distrito San Juan	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	30	2	51	Campamentos Viales en Distrito Corrientes	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	[illegible]	[illegible]	[illegible]

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
57	604	47	31	2	51	Campamentos Viales en Distrito Catamarca	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	32	2	51	Campamentos Viales en Distrito Neuquén	4.983.333	17.166.667	7.866.667	0	30.016.667	16,60	57,19	26,21	0,00	100,00
57	604	47	33	2	51	Campamentos Viales en Distrito Chubut	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	35	1	51	Obras Edilicias Generales en Distrito Misiones	2.100.001	11.900.000	0	0	14.000.001	15,00	85,00	0,00	0,00	100,00
57	604	47	35	2	51	Campamentos Viales en Distrito Misiones	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	36	2	51	Campamentos Viales en Distrito Santiago del Estero	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	37	2	51	Campamentos Viales en Distrito Entre Ríos	10.000.000	30.000.000	20.000.000	0	60.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	38	2	51	Campamentos Viales en Distrito Chaco	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	39	2	51	Campamentos Viales en Distrito Bahía Blanca	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	47	40	2	51	Campamentos Viales en Distrito Río Negro	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	41	2	51	Campamentos Viales en Distrito La Pampa	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	42	2	51	Campamentos Viales en Distrito Formosa	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	43	2	51	Campamentos Viales en Distrito Santa Cruz	6.666.667	20.000.000	13.333.333	0	40.000.000	16,00	50,00	34,00	0,00	100,00
57	604	47	44	2	51	Campamentos Viales en Distrito Tierra del Fuego	3.333.333	6.666.667	6.666.667	0	16.666.667	20,00	40,00	40,00	0,00	100,00
57	604	48	29	1	51	Obras de Seguridad en Distrito San Juan	10.500.000	43.100.000	2.400.000	0	56.000.000	18,75	76,96	4,29	0,00	100,00
57	604	48	30	1	51	Obras de Seguridad en Distrito Corrientes	16.500.000	75.000.000	90.000.000	43.500.000	225.000.000	7,33	33,33	40,00	19,34	100,00
57	604	48	32	1	51	Obras de Seguridad en Distrito Neuquén	24.750.000	60.250.000	0	0	85.000.000	29,12	70,88	0,00	0,00	100,00
57	604	48	34	1	51	Obras de Seguridad en Distrito San Luis	9.000.000	51.000.000	0	0	60.000.000	15,00	85,00	0,00	0,00	100,00
57	604	48	37	1	51	Obras de Seguridad en Distrito Entre Ríos	27.200.000	155.550.000	34.000.000	21.250.000	238.000.000	11,43	65,36	14,29	8,92	100,00
57	604	48	40	1	51	Obras de Seguridad en Distrito Río Negro	60.000.000	328.550.282	120.000.000	75.000.000	583.550.282	10,28	56,30	20,57	12,85	100,00
57	604	49	1	3	51	Mantenimiento de Puentes Ruta Nacional N° 14 - Provincia de Misiones	5.544.000	17.640.000	2.016.000	0	25.200.000	22,00	70,00	8,00	0,00	100,00
57	604	49	1	4	51	Mantenimiento de Puentes Ruta Nacional N° 3 - Provincia de Santa Cruz	1.920.000	10.880.000	0	0	12.800.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	5	51	Mantenimiento de Puentes Ruta Nacional N° 40 - Provincia de Río Negro	1.050.000	5.950.000	0	0	7.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	6	51	Mantenimiento de Puentes Ruta Nacional N° 95 - Puente General Lavalle - Provincia de Formosa	3.300.000	10.500.000	1.200.000	0	15.000.000	22,00	70,00	8,00	0,00	100,00
57	604	49	1	7	51	Mantenimiento de Puentes Ruta Nacional N° 95 - Puentes sobre Arroyo Pilagá y Monte Lindo - Provincia de Formosa	1.200.000	6.800.000	0	0	8.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	8	51	Mantenimiento de Puentes Ruta Nacional N° 95 - Puentes sobre Arroyo Tatú Piré - Formosa	1.500.000	8.500.000	0	0	10.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	9	51	Mantenimiento de Puentes Ruta Nacional N° 95 - Puentes sobra Arroyo Pavao y Porteño - Formosa	1.200.000	6.800.000	0	0	8.000.000	15,00	85,00	0,00	0.00	100,00
57	604	49	1	11	51	Mantenimiento Puente sobre Río Carcarañá	1.350.000	7.650.000	0	0	9.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	21	51	Remoción de Puente sobre Río Carcarañá	2.025.000	11.475.000	0	0	13.500.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	22	51	Mantenimiento de Puentes Ruta Nacional N° 168 - Provincia de Santa Fe	4.500.000	25.500.000	0	0	30.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	23	51	Reparaciones Puente Arroyo Golondrinas	6.000.000	34.000.000	0	0	40.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	1	24	51	Mantenimiento de Puentes Ruta Nacional N° 40 - Provincia de Chubut	2.283.688	12.940.899	0	0	15.224.587	15,00	85,00	0,00	0,00	100,00
57	604	49	2	1	51	Puente sobre Río Chusca	3.750.000	21.250.000	0	0	25.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	3	51	Construcción de Puente sobre Arroyo Bai	900.000	5.100.000	0	0	6.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	4	51	Construcción de Puente sobre Arroyo Iribu Cua	1.050.000	5.950.000	0	0	7.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	5	51	Construcción de Puente sobre Arroyo Santa Lucía	1.320.000	4.200.000	480.000	0	6.000.000	22,00	70,00	8,00	0,00	100,00
57	604	49	2	6	51	Construcción de Puente sobre Arroyo Santa María	900.000	5.100.000	0	0	6.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	7	51	Mantenimiento de Puentes Ruta Nacional N° 76 - Puente sobre Río Talampaya (Km 64,33) - Provincia de La Rioja	5.280.000	16.800.000	1.920 000	0	24.000.000	22,00	70,00	8 00	0,00	100,00
57	604	49	2	8	51	Mantenimiento de Puentes Ruta Nacional N° 76 - Puente sobre Río El Medano (Km 68,30) - Provincia de La Rioja	2.250.000	12.750.000	0	0	15.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	35	51	Puente Nuevo sobre Arroyo Capioví	4.750.500	26.919.500	0	0	31.670.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	37	51	Puente sobre Arroyo La Ensenada	7.500.000	42.500.000	0	0	50.000.000	15,00	85,00	0,00	0,00	100,00
57	604	49	2	38	51	Puente Ruta Nacional N° 22 sobre Río Colorado	10.000.000	1.000.000	0	0	11.000.000	90,00	10,00	0,00	0,00	100,00
57	604	50	1	21	51	Repavimentación Ruta Nacional N° 127 - Corrientes	200.000.000	100.000.000	0	0	300.000.000	60,00	40,00	0,00	0,00	100,00
57	604	50	1	25	51	Repavimentación Ruta Nacional N° 152 - La Pampa	200.000.000	35.200.000	168.000.000	16.800.000	420.000.000	47,00	8,00	40,00	5,00	100,00
57	604	50	1	30	51	Repavimentación Ruta Nacional N° 3 - Chubut	2.315.195	23.151.947	30.869.262	20.836.752	77.173.156	3,00	30,00	[illegible]	[illegible]	[illegible]

NL-2017-27655556-APN-SST#SLYT

27431

FOLIO Nº 102

FOLIO Nº 341

27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
57	604	50	1	32	51	Repavimentación Ruta Nacional Nº 3 - Santa Cruz	12.488.936	93.667.019	187.334.037	187.334.037	480.824.029	2,60	19,48	38,96	38,96	100,00
57	604	50	1	35	51	Repavimentación Ruta Nacional Nº 35 - La Pampa	30.400.004	92.064.182	101.243.709	29.401.378	253.109.273	16,22	32,43	32,43	18,92	100,00
57	604	50	1	47	51	Repavimentación Ruta Nacional Nº 16 - Santiago del Estero	30.000.000	700.000.000	466.666.667	0	1.196.666.667	2,50	58,50	39,00	0,00	100,00
57	604	51	1	31	51	Obras Varias Ruta Nacional Nº 38 / Ruta Nacional Nº 79	14.964.360	112.232.700	224.465.400	224.465.400	576.127.860	2,60	19,48	38,96	38,96	100,00
58	105	23	0	18	51	Ampliación y Actualización de las Capacidades Experimentales del Laboratorio de Propiedades Mecánicas del Centro Atómico Bariloche - Fase 2, Provincia de Río Negro	1.135.000	12.865.000	2.500.000	2.000.000	18.500.000	3,00	65,00	32,00	0,00	100,00
58	328	73	0	4	51	Construcción Gasoducto - Mendoza	406.262.430	238.598.570	0	0	644.861.000	63,00	37,00	0,00	0,00	100,00
72	113	16	0	20	51	Restauración Integral y Puesta en Valor del Edificio del Teatro Nacional Cervantes - Etapa II	50.000.000	166.000.000	0	0	216.000.000	23,15	76,85	0,00	0,00	100,00
72	113	16	0	24	51	Restauracion y Puesta en Valor Torre Mario Roberto Alvarez	10.000.000	14.000.000	16.000.000	0	40.000.000	25,00	35,00	40,00	0,00	100,00
72	337	17	0	1	51	Puesta en valor del Centro Nacional de la Música - Ex Biblioteca Nacional y Construcción de Edificios Anexos	50.000.000	100.000.000	150.000.000	0	300.000.000	16,67	33,33	50,00	0,00	100,00
72	337	18	0	1	51	Restauración y Puesta en Valor de Monumentos Históricos Nacionales - Etapa II	7.500.000	49.500.000	100.000.000	143.000.000	300.000.000	2,50	16,50	33,33	47,67	100,00
72	337	18	1	4	51	Ampliación y Puesta en Valor del Museo Nacional de Bellas Artes - Etapa II	11.300.000	50.000.000	80.000.000	158.700.000	300.000.000	3,77	16,67	26,66	52,90	100,00
75	850	1	1	7	51	Ampliación y Remodelación de los Edificios propiedad de Anses de las provincias de Mendoza y La Rioja	14.661.000	12.489.000	0	0	27.150.000	54,00	46,00	0,00	0,00	100,00
80	310	37	0	1	51	Construcción Edificio Base Nacional de Control de Vectores en Juan José Castelli - Provincia de Chaco - Préstamo FONPLATA ARG-19/2013	1.370.360	3.523.784	3.321.976	0	8.216.120	16,68	42,89	40,43	0,00	100,00
80	310	37	0	2	51	Puesta en Valor Edificio Base de Control de Vectores - Provincia de Catamarca - Préstamos FONPLATA ARG-19/2013	773.585	1.989.221	1.763.163	0	4.525.969	17,09	43,95	38,96	0,00	100,00
80	310	37	0	3	51	Puesta en Valor Edificio Base de Control de Vectores - Provincia de Corrientes - Préstamos FONPLATA ARG-19/2013	495.886	1.275.139	1.130.230	0	2.901.255	17,09	43,95	38,96	0,00	100,00
80	310	37	0	4	51	Puesta en Valor Edificio Base de Control de Vectores - Provincia de Tucumán - Préstamos FONPLATA ARG-19/2013	813.255	2.091.231	1.853.580	0	4.758.066	17,09	43,95	38,96	0,00	100,00
80	310	37	0	5	51	Puesta en Valor Edificio Base de Control de Vectores Punilla - Provincia de Córdoba - Préstamos FONPLATA ARG-19/2013	1.467.827	3.774.414	3.345.485	0	8.587.726	17,09	43,95	38,96	0,00	100,00
80	310	38	0	10	51	Remodelación del Bioterio del Área de Contención Biológica y de Insectario del Instituto Nacional de Parasitología Dr. Mario Fatala Chaben - ANLIS	617.747	1.588.497	4.660.844	0	6.867.088	9,00	23,13	67,87	0,00	100,00
81	107	21	0	1	51	Reparación Seccional El Sauco Parque Nacional Patagonia y Vivienda de Guardaparques PN Patagonia	2.518.126	5.428.058	0	0	7.946.184	32,00	68,00	0,00	0,00	100,00
81	107	21	0	2	51	Construcción de Sede Administración Parque Interjurisdiccional Marino Costero Patagonia Austral	2.664.266	5.781.918	0	0	8.446.184	31,54	68,46	0,00	0,00	100,00
81	107	21	0	3	51	Construcción de Galpón/Taller y Alojamiento para para Personal en Tránsito en el Parque Nacional El Impenetrable	3.248.826	5.500.000	9.697.358	0	18.446.184	22,00	78,00	0,00	0,00	100,00
81	107	21	0	4	51	Construcción de Destacamento y Vivienda para Guardaparquesen el Parque Nacional El Impenetrable	3.248.826	5.697.358	0	0	8.946.184	36,00	64,00	0,00	0,00	100,00
81	107	23	0	11	51	Construcción Subcentral de Incendio y Oficina Informes Junin de los Andes - Parque Nacional Lanin	11.398.920	8.101.080	0	0	19.500.000	58,00	42,00	0,00	0,00	100,00
81	107	23	0	15	51	Construcción Subcentral de Incendio en El Chaltén - Parque Nacional Los Glaciares	11.508.525	5.991.475	0	0	17.500.000	65,76	34,24	0,00	0,00	100,00
81	107	23	0	39	51	Construcción de Muelles en Caleta Sara e Isla Leones y Puesta en Valor Faro	8.644.180	12.255.400	12.900.420	0	33.800.000	25,57	36,26	38,17	0,00	100,00
81	107	23	0	39	53	Puesta en valor del Faro Leones en el Parque Interjurisdiccional Marino Costero Patagonia Austral	14.248.650	30.751.350	0	0	45.000.000	31,66	68,34	0,00	0,00	100,00
81	107	23	0	41	51	Construcción de Museo, Sanitarios y Salón de Merendantes en el Monumento Natural Bosques Petrificados	3.614.175	8.832.000	6.000.009	0	18.446.184	19,60	47,30	33,10	0,00	100,00
81	107	23	0	42	51	Construcción de Subcentral de Incendios para ICE en Rio La Pataia Parque Nacional Tierra del Fuego	3.614.176	8.832.000	10.000.008	0	22.446.184	22,00	78,00	0,00	0,00	100,00
81	107	23	0	43	51	Construcción de Centro de Visitantes en el Parque Nacional Talampaya	1.787.426	6.658.758	0	0	8.446.184	24,00	76,00	0,00	0,00	100,00
81	107	23	0	44	51	Construcción de 7 km de Camino de Vinculación entre el Centro Operativo y la Ruta Provincial Nº63 en el Parque Nacional Monte León	1.787.425	6.658.758	12.000.000	0	20.446.183	8,74	32,57	58,69	0,00	100,00

; 27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
81	107	24	0	37	51	Restauración Seccional La Escuelita - Parque Nacional Mburucuyá	2.000.000	2.000.000	0	0	4.000.000	50,00	50,00	0,00	0,00	100,00
81	107	24	0	44	51	Construcción de Intendencia, Centro de Interpretación y Baños Públicos - Parque Nacional Campos del Tuyu	4.000.000	13.500.000	0	0	17.500.000	22,85	77,15	0,00	0,00	100,00
81	107	24	0	52	51	Restauración del Edificio de Parques Nacionales	50.000.000	50.000.000	0	0	100.000.000	50,00	50,00	0,00	0,00	100,00
81	317	44	0	6	51	Construcción Planta de Tratamiento Efluentes Líquidos Industriales PIC Lanús (BIRF N°7706-AC)	325.960.849	214.449.309	210.956.108	157.929.736	909.296.002	45,00	50,00	5,00	0,00	100,00
81	317	44	0	8	51	Saneamiento Cloacal-Las Heras-Cañuelas-Pte. Perón (BIRF N°7706-AC)	61.600.000	158.400.000	0	0	220.000.000	20,00	60,00	20,00	0,00	100,00
81	317	60	0	11	51	Construcción e Instalación de Radios Comunitarias	1.729.496	2.698.353	1.856.179	0	6.284.028	27,52	42,94	29,54	0,00	100,00
81	317	62	0	29	51	Relleno Sanitario Zona Metropolitana de Mendoza	31.781.725	91.454.125	110.998.005	200.715.173	434.949.028	8,00	92,00	0,00	0,00	100,00
81	317	62	0	34	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Alto Valle de Río Negro (BID Nº 3249/OC-AR)	15.520.067	91.160.000	105.719.933	0	212.400.000	0,00	100,00	0,00	0,00	100,00
81	317	62	0	44	51	Construcción de un Relleno Sanitario para la Ciudad de Paraná y Municipios Vecinos	90.533.730	33.366.270	0	0	123.900.000	73,00	27,00	0,00	0,00	100,00
81	317	62	0	46	51	Construcción del centro ambiental regional de Santa Elena, Entre Ríos	7.501.365	50.100.000	45.058.635	0	102.660.000	8,00	92,00	0,00	0,00	100,00
81	317	62	0	47	51	Construcción del Centro Ambiental de Colón, Entre Ríos	2.922.800	23.200.000	21.077.200	0	47.200.000	8,00	92,00	0,00	0,00	100,00
81	317	62	0	48	51	Construcción del Centro Ambiental de La Rioja	2.922.800	23.200.000	21.077.200	0	47.200.000	8,00	92,00	0,00	0,00	100,00
81	317	62	0	49	51	Planta Biogás Las Heras	6.118.506	2.254.980	0	0	8.373.486	73,07	26,93	0,00	0,00	100,00
81	317	62	0	50	51	Sistema Biogás Relleno Olavarría	6.177.907	2.276.873	0	0	8.454.780	74,00	26,00	0,00	0,00	100,00
81	317	62	0	51	51	Sistema de Biogás Rafaela	4.384.444	1.615.890	0	0	6.000.334	73,07	26,93	0,00	0,00	100,00
81	317	62	0	52	51	Biodigestor Tapalqué	1.796.996	662.285	0	0	2.459.281	73,07	26,93	0,00	0,00	100,00
81	317	62	0	53	51	Construcción de un Centro Ambiental en el Municipio de El Calafate, provincia de Santa Cruz	13.840.540	5.100.942	8.117.778	0	27.059.260	51,00	49,00	0,00	0,00	100,00
81	317	62	0	54	51	Planta de Separación y Saneamiento del Basural de Junín de los Andes	15.520.067	55.279.933	0	0	70.800.000	29,00	71,00	0,00	0,00	100,00
81	317	62	0	55	51	Construcción de Plantas de transferencia y equipamiento para relleno sanitario en la región de Tupungato, Mendoza	21.687.175	60.912.825	0	0	82.600.000	26,26	73,74	0,00	0,00	100,00
Total							13.681.142.934	48.285.267.656	100.351.331.925	163.800.511.417	326.118.253.932					

INLEG-2017-35565557-APN-SST#SLYT

CONTRATACIÓN PARA ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentajes)				
					2018	2019	2020	RESTO	TOTAL	2018	2019	2020	RESTO	TOTAL
20	109	16	0	Mantenimiento de Equipos y Otros Servicios SIGEN	4.742.497	3.984.493	-	-	8.726.990	54,00	46,00	-	-	100,00
41	375	1	0	Mantenimiento de Centro de Computos Gendarmería	2.400.000	3.120.000	4.056.000	-	9.576.000	25,00	33,00	42,00	-	100,00
41	375	1	0	Mantenimiento Central Avaya Aura	1.848.000	2.402.400	3.123.120	-	7.373.520	25,00	33,00	42,00	-	100,00
41	375	1	0	Contratación Servicio Internet 100 Mbps	600.000	780.000	1.014.000	-	2.394.000	25,00	30,00	45,00		100,00
41	375	48	0	Mantenimiento y Reparación de Equipos de Comunicaciones Ruta Nacional N° 14	9.600.000	12.480.000	16.224.000	-	38.304.000	25,00	33,00	42,00	-	100,00
41	375	48	0	Mamtenimiento de Unidades de Comunicaciones Móviles	6.000.000	7.800.000	10.140.000	-	23.940.000	25,00	33,00	42,00	-	100,00
41	375	48	0	Servicios de Enlace Telecomunicaciones, Telefonía Celular y Satelital	40.299.011	52.388.715	68.105.329	-	160.793.055	25,00	33,00	42,00	-	100,00
41	380	31	0	Incorporación Helicópteros Pesados Off Shore	399.000.000	213.500.000	213.500.000	-	826.000.000	48,00	26,00	26,00	-	100,00
41	380	31	0	Reconversión de Aeronaves Dauphin AS365N3	127.585.000	112.575.000	150.100.000	-	390.260.000	33,00	29,00	38,00	-	100,00
45	370	24	0	Contrato de Mantenimiento Preventivo y Correctivo, de la Electrónica y Antenas de las Estaciones de Radar Secundario Monopulso Argentino (RSMA)	68.534.220	42.156.540	-	-	110.690.760	62,00	38,00	-	-	100,00
45	374	16	0	Adquisición de Vehículos de Combate Blindados a Rueda (VCBR)	320.000.000	320.000.000	320.000.000	-	960.000.000	33,00	33,00	34,00	-	100,00
45	381	16	0	Recuperación Ciclo Logístico A4-AR	180.000.000	147.000.000	105.000.000	42.000.000	474.000.000	38,00	31,00	22,00	9,00	100,00
45	381	16	0	Aeronaves Supersónicas II	1.620.000.000	1.722.000.000	1.575.000.000	6.363.000.000	11.280.000.000	15,00	15,00	15,00	55,00	100,00
45	381	16	0	Modernización Radares TPS 43 y Fabricación de RAME	400.000.000	345.000.000	-	-	745.000.000	54,00	46,00	-	-	100,00
45	381	16	0	Completamiento de Flota y Escalón Logístico MI-171E	315.000.000	192.000.000	168.000.000	24.000.000	699.000.000	45,00	27,00	24,00	4,00	100,00
45	381	16	0	Incorporación Aeronaves de Enlace Monomotor	25.200.000	21.000.000	12.600.000	-	58.800.000	43,00	36,00	21,00	-	100,00
45	381	16	0	Incorporación Aeronaves de Enlace Bimotor	28.800.000	25.200.000	14.700.000	-	68.700.000	42,00	37,00	21,00	-	100,00
45	381	16	0	Incorporación Aeronaves T-6C-"TEXAN II"	1.134.000.000	913.500.000	630.000.000	503.463.219	3.180.963.219	36,00	29,00	20,00	15,00	100,00
45	381	16	0	Aeronaves de Transporte Mediano de Medio Alcance	1.044.000.000	798.000.000	21.000.000	-	1.863.000.000	56,00	43,00	1,00	-	100,00
52	363	41	0	Adquisición de Equipamientos Varios para la Gestión Integral de Riegos	75.928.500	115.274.900	122.778.000	-	313.981.400	24,00	37,00	39,00	-	100,00
52	363	41	0	Adquisición de Equipamiento Básico Agrícola (PROSAP)	1.730.000	1.903.000	2.093.300	-	5.726.300	30,00	33,00	37,00	-	100,00
57	327	66	0	Adquisición de Materiales para la Rehabilitación Integral del FFCC San Martín	150.000.000	11.572.765.084	5.337.266.158	14.121.386.004	31.181.417.246	1,00	37,00	17,00	45,00	100,00
57	327	66	0	Adquisición de Material Rodante-Proyecto de Renovación del FFCC Belgrano Cargas	1.450.492.349	1.454.436.670	-	-	2.904.929.019	50,00	50,00	-	-	100,00
				Total	7.405.759.577	18.079.266.802	8.774.699.907	21.053.849.223	55.313.575.509					

INLEG-2017-35565557-APN-SST#SLYT

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
		1		**Poder Legislativo Nacional**
1		313		Cámara de Diputados
1	313	17	0	Formación y Sanción Legislativa
		5		**Poder Judicial de la Nación**
5		320		Consejo de la Magistratura
5	320	23	0	Justicia Ordinaria de la Ciudad Autónoma de Buenos Aires
5	320	23	4	Fuero del Trabajo
5	320	24	7	Área Cámara de la Plata
5	320	24	9	Área Cámara Bahía Blanca
5	320	24	12	Área Cámara General Roca
5	320	24	14	Área Cámara Posadas
5	320	24	15	Área Cámara Resistencia
5	320	24	16	Área Cámara de Córdoba
5	320	24	17	Área Cámara San Martín
5	320	24	21	Área Cámara de Corrientes
5	320	24	22	Fuero Penal Económico
5		335		Corte Suprema de Justicia de la Nacion
5	335	5	0	Pericias Judiciales
5	335	21	0	Justicia de Máxima Instancia
		10		**Ministerio Público**
10		360		Procuración General de la Nación
10	360	16	0	Ejercicio de la Acción Pública y Defensa de la Legalidad
		20		**Presidencia de la Nación**
20		109		Sindicatura General de la Nación
20	109	16	0	Control Interno del Poder Ejecutivo Nacional
20		301		Secretaría General de la Presidencia de la Nación
20	301	16	0	Conducción del Poder Ejecutivo Nacional
20	301	37	0	Desarrollo del Deporte y del Alto Rendimiento Deportivo
		25		**Jefatura de Gabinete de Ministros**
25		347		Sistema Federal de Medios y Contenidos Públicos
25	347	8	0	Actividad Común a los Programas 70, 71 y 72
25	347	71	0	Formulación de Iniciativas para la Implementación de Contenidos en Parques Temáticos
25	347	72	0	Formulación de Iniciativas para la Implementación de Expresiones Federales
		30		**Ministerio de Interior, Obra Pública y Vivienda**
30		325		Ministerio del Interior, Obras Públicas y Vivienda
30	325	72	0	Formulación, Programación, Ejecución y Control de Obras Públicas
30	325	73	0	Recursos Hídricos
30	325	73	1	Programa de Aprovechamientos Multipropósito
30	325	73	2	Adaptación a Excesos Hídricos y a Sequías de Núcleos Urbanos, Areas Rurales
		40		**Ministerio de Justicia y Derechos Humanos**
40		332		Ministerio de Justicia y Derechos Humanos
40	332	18	0	Política e Infraestructura Penitenciaria - Justicia 2020
40	332	18	2	Proyectos Prioritarios

27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
41				**Ministerio de Seguridad**
41	343			Ministerio de Seguridad
41	343	44	0	Acciones de Formación y Capacitación
41	375			Gendarmería Nacional
41	375	1	0	Actividades Centrales
41	375	42	0	Asistencia Sanitaria de la Gendarmería Nacional
41	375	48	0	Seguridad en Fronteras
41	380			Prefectura Naval Argentina
41	380	31	0	Policía de Seguridad de la Navegación
45				**Ministerio de Defensa**
45	370			Ministerio de Defensa
45	370	24	0	Apoyo a la Actividad Aérea Nacional
45	372			Instituto de Investigaciones Científicas y Técnicas de las Fuerzas Armadas
45	372	17	0	Desarrollo Tecnológico para la Defensa
45	374			Estado Mayor General del Ejercito
45	374	16	0	Alistamiento Operacional del Ejército
45	381			Estado Mayor General de la Fuerza Aérea
45	381	16	0	Alistamiento Operacional de la Fuerza Aérea
51				**Ministerio de Producción**
51	608			Instituto Nacional de Tecnología Industrial
51	608	1	0	Actividades Centrales
52				**Ministerio de Agroindustria**
52	363			Ministerio de Agroindustria
52	363	36	0	Políticas para el Aumento de la Producción y Productividad en las Cadenas Agroindustriales en Forma Sostenible
52	363	41	0	Programa de Servicios Agrícolas Provinciales
52	607			Instituto Nacional de Investigación y Desarrollo Pesquero
52	607	16	0	Investigación y Desarrollo Pesquero
52	609			Instituto Nacional de Vitivinicultura
52	609	16	0	Control de Genuinidad de la Producción Vitivinícola
53				**Ministerio de Turismo**
53	322			Ministerio de Turismo
53	322	18	0	Plan Federal de Turismo Social
53	322	22	0	Inversiones con Financiamiento Internacional
53	322	22	2	Desarrollo Turístico en Nuevos Corredores (BID Nº 2606-0/OC)
57				**Ministerio de Transporte**
57	327			Ministerio de Transporte
57	327	66	0	Infraestructura de Obras de Transporte
57	327	66	1	Infraestructura de Transporte
57	327	66	2	Infraestructura de Ferroviaria de Cargas
57	327	91	0	Coordinación de Políticas de Transporte Fluvial y Marítimo
57	327	91	1	Infraestructura de transporte fluvial y marítimo
57	604			Dirección Nacional de Vialidad
57	604	16	0	Ejecución Obras de Mantenimiento y Rehabilitación en Red por Administración

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
57	604	16	1	Mantenimiento por Administración y Atención de Emergencias
57	604	42	0	Construcción de Autopistas y Autovías
57	604	42	10	Fortalecimiento de la Red Autopistas Federales - Plan Nacional Vial - Fase 1
57	604	43	0	Construcción de Rutas Seguras
57	604	43	10	Ruta Segura - Plan Nacional Vial - Fase 1
57	604	44	0	Construcción de Túneles y Puentes Grandes
57	604	44	10	Obras Especiales de Accesobilidad y Concectividad Vial - Plan Nacional Vial - Fase 1
57	604	45	0	Construcción de Rutas Nuevas y Obras de Pavimentación
57	604	45	10	Obras de Pavimientación - Plan Nacional Vial Fase 1
57	604	47	0	Construcción y Puesta en Valor de Infraestructura de Apoyo y Soporte al Plan Vial Nacional
57	604	47	20	Obras Edilicias en Casa Central
57	604	47	21	Obras Edilicias en Distrito Buenos Aires
57	604	47	22	Obras Edilicias en Distrito Córdoba
57	604	47	23	Obras Edilicias en Distrito Tucumán
57	604	47	24	Obras Edilicias en Distrito Mendoza
57	604	47	25	Obras Edilicias en Distrito Salta
57	604	47	26	Obras Edilicias en Distrito Jujuy
57	604	47	27	Obras Edilicias en Distrito Santa Fe
57	604	47	28	Obras Edilicias en Distrito La Rioja
57	604	47	29	Obras Edilicias en Distrito San Juan
57	604	47	30	Obras Edilicias en Distrito Corrientes
57	604	47	31	Obras Edilicias en Distrito Catamarca
57	604	47	32	Obras Edilicias en Distrito Neuquén
57	604	47	33	Obras Edilicias en Distrito Chubut
57	604	47	35	Obras Edilicias en Distrito Misiones
57	604	47	36	Obras Edilicias en Distrito Santiago del Estero
57	604	47	37	Obras Edilicias en Distrito Entre Ríos
57	604	47	38	Obras Edilicias en Distrito Chaco
57	604	47	39	Obras Edilicias en Distrito Bahía Blanca
57	604	47	40	Obras Edilicias en Distrito Río Negro
57	604	47	41	Obras Edilicias en Distrito La Pampa
57	604	47	42	Obras Edilicias en Distrito Formosa
57	604	47	43	Obras Edilicias en Distrito Santa Cruz
57	604	47	44	Obras Edilicias en Distrito Tierra del Fuego
57	604	48	0	Ejecución de Obras de Seguridad en Rutas Nacionales
57	604	48	29	Obras de Seguridad en Distrito San Juan
57	604	48	30	Obras de Seguridad en Distrito Corrientes
57	604	48	32	Obras de Seguridad en Distrito Neuquén
57	604	48	34	Obras de Seguridad en Distrito San Luis
57	604	48	37	Obras de Seguridad en Distrito Entre Ríos
57	604	48	40	Obras de Seguridad en Distrito Río Negro
57	604	49	0	Reparación y Construcción de Puentes y Alcantarillas
57	604	49	1	Reparación de Puentes

27431

**CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS**

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
57	604	49	2	Construcción de Puentes Menores
57	604	50	0	Repavimentación de Rutas Nacionales
57	604	50	1	Obras de Repavimentación - Plan Vial Nacional - Fase 1
57	604	51	0	Ejecución de Obras Menores para el Fortalecimiento de la Red Vial
57	604	51	1	Obras Menores -Plan Nacional Vial - Fase 1
58				**Ministerio de Energía y Minería**
58	**105**			Comisión Nacional de Energía Atómica
58	105	23	0	Investigación y Aplicaciones no Nucleares
58	**328**			Ministerio de Energía y Minería
58	328	73	0	Formulación y Ejecución de Política de Hidrocarburos
72				**Ministerio de Cultura**
72	**113**			Teatro Nacional Cervantes
72	113	16	0	Acciones Artísticas del Teatro Nacional Cervantes
72	**337**			Ministerio de Cultura
72	337	17	0	Gestión de Organismos Estables
72	337	18	0	Gestión de Museos Nacionales
72	337	18	1	Gestión del Museo Nacional de Bellas Artes - MNBA
75				**Ministerio de Trabajo, Empleo y Seguridad Social**
75	**850**			Administración Nacional de la Seguridad Social
75	850	1	1	Desarrollo de Infraestructura
80				**Ministerio de Salud**
80	**310**			Ministerio de Salud
80	310	37	0	Prevención y Control de Enfermedades Endémicas
80	310	38	0	Funciones Esenciales de Salud Pública (BIRF 7993-AR)
81				**Ministerio de Ambiente y Desarrollo Sustentable**
81	**107**			Administración de Parques Nacionales
81	107	21	0	Conservación de la Biodiversidad (GEF TF Nº 094428/AR)
81	107	23	0	Programa de Desarrollo de Corredores Turísticos (BID Nº 2606/OC-AR)
81	107	24	0	Infraestructura en Áreas Naturales Protegidas
81	**317**			Ministerio de Ambiente y Desarrollo Sustentable
81	317	44	0	Desarrollo Sustentable de la Cuenca Matanza - Riachuelo
81	317	60	0	Política Ambiental, Cambio Climático y Desarrollo Sustentable
81	317	62	0	Coordinación de Políticas Ambientales

27431

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentajes)				
			2018	2019	2020	RESTO	TOTAL	2018	2019	2020	RESTO	TOTAL
20	301	*Microestadio y Natatono Cubierto- Municipio Hurlingham- Provincia de Buenos Aires*	16.050.000	24.075.000	48.150.000	72.225.000	160.500.000	10,00	15,00	30,00	45,00	100,00
30	325	*Mejoramiento de un tramo del canal Arroyo Medrano Etapa I - Municipio Esteban Echeverría- Provincia de Buenos Aires*	18.900.000	28.350.000	56.700.000	85.050.000	189.000.000	10,00	15,00	30,00	45,00	100,00
30	325	*Villa Independencia II Calle Homero- Municipio Lomas de Zamora - Provincia de Buenos Aires*	20.700.000	31.050.000	62.100.000	93.150.000	207.000.000	10,00	15,00	30,00	45,00	100,00
30	325	*Reservorio Lavallol - Municipio Lomas de Zamora -*	9.370.000	14.055.000	28.110.000	42.165.000	93.700.000	10,00	15,00	30,00	45,00	100,00
30	325	*Obra Barrio San Lorenzo- Municipio Alberti- Provincia de Buenos Aires*	6.600.000	9.900.000	19.800.000	29.700.000	66.000.000	10,00	15,00	30,00	45,00	100,00
30	325	*Sistema de Desagues Pluviales Esquel*	14.700.000	22.050.000	44.100.000	66.150.000	147.000.000	10,00	15,00	30,00	45,00	100,00
30	325	*Infraestructura Comunitana Municipio de Rafaela*	14.800.000	22.200.000	44.400.000	66.600.000	148.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Optimizacion de las Defensas Fluviales de la ciudad de Goya.	73.060.000	109.590.000	219.180.000	328.770.000	730.600.000	10,00	15,00	30,00	45,00	100,00
30	325	Obras de Infra Urbana Nuevo Loteo 60 Has. (barrio los paraisos). Provision de agua potable y Suministro de energia - Provincia de Salta	11.000.000	16.500.000	33.000.000	49.500.000	110.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Mensura Ex Lotes 55 y 14 - Provincia de Salta	4.400.000	6.600.000	13.200.000	19.800.000	44.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Defensas para Control de la Erosion en el Rio Pilcomayo- Mision de la Paz	10.500.000	15.750.000	31.500.000	47.250.000	105.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Plan de Depuradora Cafayate	7.200.000	10.800.000	21.600.000	32.400.000	72.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Obras Generales En Hospital San Bernardo - Provincia de Salta	22.000.000	33.000.000	66.000.000	99.000.000	220.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Escuela de Aviación -Provincia de Salta	7.300.000	10.950.000	21.900.000	32.850.000	73.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Refuncionalizacion, refaccion y ampliacion hospital pablo soria S.S. de Jujuy	4.000.000	6.000.000	10.000.000	0	20.000.000	20,00	30,00	50,00	0,00	100,00
30	325	Refuncionalizacion, refaccion y ampliacion hospital patersson San Pedro de Jujuy	2.000.000	3.000.000	5.000.000	0	10.000.000	20,00	30,00	50,00	0,00	100,00
30	325	Contruccion Centro de Rehabilitacion de adicciones - Provincia de Jujuy	4.000.000	6.000.000	12.000.000	18.000.000	40.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Hospital salud Mental neurosiquiatrico - Provincia de Jujuy	4.000.000	6.000.000	12.000.000	18.000.000	40.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Puesta en valor historica ciudad humahuaca	2.000.000	3.000.000	5.000.000	0	10.000.000	20,00	30,00	50,00	0,00	100,00
30	325	Desegües pluviales Ciudad del Carmen - Provincia de Jujuy	13.000.000	19.500.000	39.000.000	58.500.000	130.000.000	10,00	15,00	30,00	45,00	100,00
30	325	OBRA 114 VIVIENDAS Bº LOS PAJAROS - CIUDAD DE CONCORDIA	10.590.000	15.885.000	31.770.000	47.655.000	105.900.000	10,00	15,00	30,00	45,00	100,00
30	325	REPARACION 41 VIVIENDAS VANDALIZADAS - Ciudad de Concordia	1.750.000	1.750.000	0	0	3.500.000	50,00	50,00	0,00	0,00	100,00

30	325	OBRA 23 VIVIENDAS Bº EL MARTILLO - CIUDAD DE CONCORDIA	2.720.000	4.080.000	8.160.000	12.240.000	27.200.000	10,00	15,00	30,00	45,00	100,00
30	325	Programa de Regularización Dominal - Provincia de Entre Ríos	2.860.000	4.290.000	7.150.000	0	14.300.000	20,00	30,00	50,00	0,00	100,00
30	325	Programa de Arbolado y equipamiento urbano - Bº Agua Patito - Ciudad de Concordia	1.550.000	1.550.000	0	0	3.100.000	50,00	50,00	0,00	0,00	100,00
30	325	Ampliacion Hábitat I - Zona Sur - Ciudad de Concordia	15.930.000	23.895.000	47.790.000	71.685.000	159.300.000	10,00	15,00	30,00	45,00	100,00
30	325	Construcción "Casa del Futuro" - Ciudad de Concordia	4.000.000	4.000.000	0	0	8.000.000	50,00	50,00	0,00	0,00	100,00
30	325	Proyectos "Construir Empleo" - Ciudad de Concordia	3.500.000	5.250.000	8.750.000	0	17.500.000	20,00	30,00	50,00	0,00	100,00
30	325	Defensas Barrio San Pedro Pescador - Chaco	22.090.000	33.135.000	66.270.000	99.405.000	220.900.000	10,00	15,00	30,00	45,00	100,00
30	325	Ampliación Canal 16 Emp. RN11 - Riacho Arazá - Chaco	11.340.000	17.010.000	34.020.000	51.030.000	113.400.000	10,00	15,00	30,00	45,00	100,00
30	325	Rehabilitación Defensa contra Inundaciones La Leonesa y Las Palmas - Chaco	2.670.000	4.005.000	8.010.000	12.015.000	26.700.000	10,00	15,00	30,00	45,00	100,00
30	325	Construcción Sistema de Control Río Negro Barranqueras - Chaco	2.940.000	4.410.000	7.350.000	0	14.700.000	20,00	30,00	50,00	0,00	100,00
30	325	Ampliación Embalse Compensador Canal Soberania Naciona AMGR - Chaco	3.580.000	5.370.000	8.950.000	0	17.900.000	20,00	30,00	50,00	0,00	100,00
30	325	Reparación Compuertas e Izaje Obra de Control Laguna Blanca - Chaco	2.200.000	2.200.000	0	0	4.400.000	50,00	50,00	0,00	0,00	100,00
30	325	Readecuación Hidraulica Canal y Aliviador Río Muerto Las Colonia - Chaco	12.110.000	18.165.000	36.330.000	54.495.000	121.100.000	10,00	15,00	30,00	45,00	100,00
30	325	Saneamiento y Mejoramiento Ambiental Lagunas AMGR - Chaco	2.330.000	3.495.000	6.990.000	10.485.000	23.300.000	10,00	15,00	30,00	45,00	100,00
30	325	Dragado Riacho Barranqueras - Chaco	3.620.000	5.430.000	9.050.000	0	18.100.000	20,00	30,00	50,00	0,00	100,00
30	325	Plan de Desagües pluviales y de mitigacion de inundaciones - Ciudad de Salta - Provincia de Salta	91.250.000	136.875.000	273.750.000	410.625.000	912.500.000	10,00	15,00	30,00	45,00	100,00
30	325	Construcción de Viviendas - Provincia de Corrientes	300.000.000	100.000.000	100.000.000	0	500.000.000	70,00	15,00	15,00	0,00	100,00
30	325	Remodelación y Refacción del Hospital Ramón Mazza – La Madrid – Tucumán	2.880.405	4.320.607	8.641.215	12.961.822	28.804.049	10,00	15,00	30,00	45,00	100,00
30	325	Policlinica Graneros - Provincia de Tucumán	1.646.441	2.469.662	4.939.324	7.408.986	16.464.413	10,00	15,00	30,00	45,00	100,00
30	325	Hospital Alberdi -Provincia de Tucumán	1.923.487	2.885.231	5.770.462	8.655.694	19.234.874	10,00	15,00	30,00	45,00	100,00
30	325	Rehabilitacion de tramos de Redes de Agua Potable en mal estado en SMT.	15.304.165	22.956.248	45.912.496	68.868.745	153.041.654	10,00	15,00	30,00	45,00	100,00
30	325	Rehabilitacion de tramos de Redes de Agua Potable en mal estado en el interior de la Provincia.	6.121.664	9.182.496	18.364.993	27.547.490	61.216.643	10,00	15,00	30,00	45,00	100,00
30	325	Rehabilitacion de tramos de Redes de Agua Potable en mal estado en el interior de la Provincia.	7.652.082	11.478.124	22.956.248	34.434.372	76.520.826	10,00	15,00	30,00	45,00	100,00
30	325	NUEVA TOMA SUPERFICIAL BURRUYACU - TRANQUITAS	3.050.000	3.050.000	0	0	6.100.000	50,00	50,00	0,00	0,00	100,00
30	325	ACONDICIONAMIENTO INTEGRAL DE SISTEMA DE PROVISION DE AGUA POTABLE RIO NIO	4.250.000	4.250.000	0	0	8.500.000	50,00	50,00	0,00	0,00	100,00
30	325	Encauce y protección de márgenes en Río Salí-Pte. M. Barros-Pte. Lucas Córdoba. GSMT - Provincia de Tucumán	46.552.074	69.828.112	139.656.224	209.484.336	465.520.746	10,00	15,00	30,00	45,00	100,00
30	325	Encauce y protección de márgenes en Río Salí-Pte. Lucas Córdoba-Pte. Derivador San Andrés. GSMT - Provincia de Tucumán	39.898.639	59.847.959	119.695.919	179.543.879	398.986.396	10,00	15,00	30,00	45,00	100,00
30	325	Arroyo Dupy Etapa III - Ramal Rafael Castillo y Laferrere	30.000.000	45.000.000	90.000.000	135.000.000	300.000.000	10,00	15,00	30,00	45,00	100,00

27431

30	325	Reconstrucción de Cauce Original Arrollo Mollins en Villa Madero	5.600.000	8.400.000	16.800.000	25.200.000	56.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Reservorio Mollins con compuertas y estación de Bombeo	6.400.000	9.600.000	19.200.000	28.800.000	64.000.000	10,00	15,00	30,00	45,00	100,00
30	613	*Emisarios Marinos Zona Norte y Sur de Comodoro Rivadavia*	110.000.000	165.000.000	330.000.000	495.000.000	1.100.000.000	10,00	15,00	30,00	45,00	100,00
30	613	*Nueva Planta de Tratamiento de Efluentes Cloacales Zona Sur de Puerto Madryn*	37.200.000	55.800.000	111.600.000	167.400.000	372.000.000	10,00	15,00	30,00	45,00	100,00
30	613	Saneamiento integral Ciudad del Carmen - Provincia de Jujuy	61.030.000	91.545.000	183.090.000	274.635.000	610.300.000	10,00	15,00	30,00	45,00	100,00
30	613	Nueva Planta de Tratamiento de Efluentes Cloacales - Ciudad de Concordia	69.650.000	104.475.000	208.950.000	313.425.000	696.500.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Laguna Limpia y Capitán Solari - Chaco	2.750.000	4.125.000	8.250.000	12.375.000	27.500.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Colonia Elisa - Chaco	3.620.000	5.430.000	10.860.000	16.290.000	36.200.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Villa Río Bermejito - Chaco	3.920.000	5.880.000	11.760.000	17.640.000	39.200.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales General Vedia - Chaco	2.110.000	3.165.000	6.330.000	9.495.000	21.100.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales La Leonesa - Chaco	9.040.000	13.560.000	27.120.000	40.680.000	90.400.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Campo Largo - Chaco	9.310.000	13.965.000	27.930.000	41.895.000	93.100.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Makalle - Chaco	4.520.000	6.780.000	13.560.000	20.340.000	45.200.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Las Garcitas - Chaco	4.220.000	6.330.000	12.660.000	18.990.000	42.200.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Santa Sylvina - Chaco	7.830.000	11.745.000	23.490.000	35.235.000	78.300.000	10,00	15,00	30,00	45,00	100,00
30	613	Desagües Cloacales Puerto Eva Perón - Chaco	2.050.000	2.050.000	0	0	4.100.000	50,00	50,00	0,00	0,00	100,00
30	613	Red de Agua Potable Las Piedritas - Chaco	2.650.000	2.650.000	0	0	5.300.000	50,00	50,00	0,00	0,00	100,00
30	613	Red de Agua Potable La Aurora - Chaco	2.940.000	4.410.000	7.350.000	0	14.700.000	20,00	30,00	50,00	0,00	100,00
30	613	Dique Quines - Provincia de San Luis	900.000.000	1.782.000.000	1.782.000.000	936.000.000	5.400.000.000	16,67	33,00	33,00	17,33	100,00
30	613	Acueducto del este - Provincia de San Luis	750.000.000	1.485.000.000	1.485.000.000	780.000.000	4.500.000.000	16,67	33,00	33,00	17,33	100,00
30	613	Acueducto Formosa - Rio Paraguay - Ingeniero Juárez	1.440.000.000	2.880.000.000	2.880.000.000	4.320.000.000	11.520.000.000	12,50	25,00	25,00	37,50	100,00
30	613	Acueducto Troncal Oberá - Provincia de Misiones	100.000.000	100.000.000	780.000.000	100.000.000	1.080.000.000	12,50	25,00	50,00	12,50	100,00
52	363	Perforaciones de pozos de agua lucha sequia puna jujeña	3.000.000	4.500.000	7.500.000	0	15.000.000	20,00	30,00	50,00	0,00	100,00
57	327	*Paso Bajo Nivel Vias del FFCC Roca y Avda. San Martín - Municipio Almirante Brown- Provincia de Buenos Aires*	25.000.000	37.500.000	75.000.000	112.500.000	250.000.000	10,00	15,00	30,00	45,00	100,00
57	327	*Paso Bajo Nivel Calle Vieytes-Rincón - Municipio Lomas de Zamora - Provincia de Buenos Aires*	18.970.000	28.455.000	56.910.000	85.365.000	189.700.000	10,00	15,00	30,00	45,00	100,00
57	327	*Parador de Micros de Larga distacia- Municipio Hurlingham- Provincia de Buenos Aires*	7.200.000	10.800.000	21.600.000	32.400.000	72.000.000	10,00	15,00	30,00	45,00	100,00
57	327	Refacccion y Puesta en valor edificio deposito y taller Estacion Metán -Provincia de Salta	2.920.000	4.380.000	7.300.000	0	14.600.000	20,00	30,00	50,00	0,00	100,00
57	604	*Acondicionamiento Av 9 de Julio/Eva Perón (ex Pasco) - RP 49- Municipio Lomas de Zamora -*	27.000.000	40.500.000	81.000.000	121.500.000	270.000.000	10,00	15,00	30,00	45,00	100,00
57	604	*Pavimento para recorrido colectivos - Municipio Lomas de Zamora - Provincia de Buenos Aires*	12.200.000	18.300.000	36.600.000	54.900.000	122.000.000	10,00	15,00	30,00	45,00	100,00
57	604	*Distribuidor Combate de Pavon y Paso Morales- Municipio Hurlingham- Provincia de Buenos Aires*	4.500.000	6.750.000	13.500.000	20.250.000	45.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Rotonda Acceso Curuzu Cuatia. Ruta Nacional 119. Provincia de Corrientes.	6.000.000	9.000.000	18.000.000	27.000.000	60.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Iluminacion autopista Ruta 66 SS JUJUY - PERICO JUJUY	7.000.000	10.500.000	21.000.000	31.500.000	70.000.000	10,00	15,00	30,00	45,00	100,00

INLEG-2017-35565557-APN-SST#SLYT

27431

57	604	Obras de mejoramiento seguridad vial acceso sur SS JUJUY	2.500.000	2.500.000	0	0	5.000.000	50,00	50,00	0,00	0,00	100,00
57	604	Programa de Pavimentación de calles y recuperación Serv. Pcos. - Ciudad de Concordia	5.500.000	8.250.000	16.500.000	24.750.000	55.000.000	10,00	15,00	30,00	45,00	100,00
57	604	PROVISION Y COLOCACION DE MICROMEDIDORES DE AGUA - Ciudad de Concordia	10.280.000	15.420.000	30.840.000	46.260.000	102.800.000	10,00	15,00	30,00	45,00	100,00
57	604	Obras readecuación y completamiento Red de Agua - EDOS - Ciudad de Concordia	3.780.000	5.670.000	9.450.000	0	18.900.000	20,00	30,00	50,00	0,00	100,00
57	604	Obras readecuación y completamiento Red Cloacal - EDOS - Ciudad de Concordia	3.020.000	4.530.000	9.060.000	13.590.000	30.200.000	10,00	15,00	30,00	45,00	100,00
57	604	Mejora Acceso Norte a la ciudad de Concordia - Ruta Nacional A 015	5.390.000	8.085.000	16.170.000	24.255.000	53.900.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa II - Km 1290,4 a 1082,2 - Provincia de Salta	337.510.000	506.265.000	1.012.530.000	1.518.795.000	3.375.100.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa II - Km a 1082,2 a 1110,2 - Provincia de Salta	45.390.000	68.085.000	136.170.000	204.255.000	453.900.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa I - Km 1110,2 a 1138,9 - Provincia de Salta	46.520.000	69.780.000	139.560.000	209.340.000	465.200.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa III - Km 976,54 a 938,955 - Provincia de Salta	60.920.000	91.380.000	182.760.000	274.140.000	609.200.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa III - Km 976,54 a 1082,2 - Provincia de Salta	171.280.000	256.920.000	513.840.000	770.760.000	1.712.800.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa III - Km 1086,236 a 976,54 - Provincia de Salta	177.830.000	266.745.000	533.490.000	800.235.000	1.778.300.000	10,00	15,00	30,00	45,00	100,00
57	604	Renovación Parcial Etapa III - Km 1311 a 1290,4 - Provincia de Salta	33.390.000	50.085.000	100.170.000	150.255.000	333.900.000	10,00	15,00	30,00	45,00	100,00
57	604	Rutas Nacionales Varias en Zona Norte: Provincia de Tucumán, Provincia de Salta, Provincia de Jujuy, Provincia de Catamarca y Provincia de Santiago del Estero	7.290.000	10.935.000	21.870.000	32.805.000	72.900.000	10,00	15,00	30,00	45,00	100,00
57	604	Señalamiento Horizontal en Varias Rutas Nacionales de la Zona Norte: Provincias de Tucumán, Salta, Catamarca, La Rioja, Jujuy, Santiago del Estero - Etapa IV a	37.500.000	56.250.000	112.500.000	168.750.000	375.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Varios tramos de Rutas Nacionales en las provincias de Tucumán, Salta, Jujuy, Catamarca, Santiago del Estero, Chaco	6.250.000	9.375.000	18.750.000	28.125.000	62.500.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 86 - Tramo: Villa General Güemes - Posta Cambio Zalazar - Sección: Villa General Güemes - San Martín 2	5.000.000	7.500.000	15.000.000	22.500.000	50.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 86 - Tramo: Villa General Güemes - Posta Cambio Zalazar - Sección: San Martín 2 - Posta Cambio Zalazar	5.370.000	8.055.000	16.110.000	24.165.000	53.700.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 95 - Tramo: Límite con Chaco - Empalme Ruta Nacional N°86 - Sección: Límite con Chaco - Empalme Ruta Nacional N°81	5.120.000	7.680.000	15.360.000	23.040.000	51.200.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 95 - Tramo: Límite con Chaco - Empalme Ruta Nacional N°86 - Sección: Empalme Ruta Nacional N°81 - Empalme Ruta Nacional N°86	5.220.000	7.830.000	15.660.000	23.490.000	52.200.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 9 - Tramo: Salta - Límite con Jujuy	3.750.000	5.625.000	11.250.000	16.875.000	37.500.000	10,00	15,00	30,00	45,00	100,00

57	604	Ruta Nacional N° 34 - Tramo: Empalme Ruta Nacional N°9 (Izquierda) - Límite Provincia de Salta y Jujuy - Sección: km 1129,43 - km 1149,98	5.130.000	7.695.000	15.390.000	23.085.000	51.300.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 16 - Joaquín V. Gonzalez - Metán - Puente sobre Río Juramento - Provincia de Salta	6.840.000	10.260.000	20.520.000	30.780.000	68.400.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 34 - Corredor del NOA Sección: Intersección Ruta Nacional N° 9 - Limite Salta / Jujuy	82.290.000	123.435.000	246.870.000	370.305.000	822.900.000	10,00	15,00	30,00	45,00	100,00
57	604	Ruta Nacional N° 34 - Corredor del NOA Sección: Limite Salta/Jujuy - San Pedro de Jujuy	189.270.000	283.905.000	567.810.000	851.715.000	1.892.700.000	10,00	15,00	30,00	45,00	100,00
57	604	Autopista Ruta Nacional N° 16 - Roque Sáenz Peña - Salta Sección: Lte. Chaco/Santiago Estero - El Caburé - Provincia de Salta	41.410.000	62.115.000	124.230.000	186.345.000	414.100.000	10,00	15,00	30,00	45,00	100,00
57	604	Autopista Ruta Nacional N° 16 - Roque Sáenz Peña - Salta Sección: El Caburé - Monte Quemado - Provincia de Salta	32.400.000	48.600.000	97.200.000	145.800.000	324.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Autopista Ruta Nacional N° 16 - Roque Sáenz Peña - Salta Sección: Monte Quemado - Limite. Santiago del Estero/Chaco	25.800.000	38.700.000	77.400.000	116.100.000	258.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Autopista Ruta Nacional N° 16 - Roque Sáenz Peña - Salta Sección: El Quebrachal - El Tunal - Provincia de Salta	22.500.000	33.750.000	67.500.000	101.250.000	225.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Autopista Ruta Nacional N° 16 - Roque Sáenz Peña - Salta Sección: El Tunal - Intersección Ruta Nacional N° 9/34 - Provinica de Salta	32.630.000	48.945.000	97.890.000	146.835.000	326.300.000	10,00	15,00	30,00	45,00	100,00
57	604	Recuperacion de espacios verdes del Parque San Martin y puesta en valor circuito güemesiano - Ciudad de Salta - Provincia de Salta	23.160.000	34.740.000	69.480.000	104.220.000	231.600.000	10,00	15,00	30,00	45,00	100,00
57	604	Pavimantación 27 cuadras en Campo Santo. Provincia de Salta	3.370.000	5.055.000	10.110.000	15.165.000	33.700.000	10,00	15,00	30,00	45,00	100,00
57	604	Puesta en Valor Rutas Provinciales - Provincia de Tucumán - DPVT	12.375.368	18.563.052	37.126.105	55.689.158	123.753.683	10,00	15,00	30,00	45,00	100,00
57	604	Construccion de nuevo puente sobre el Arroyo Nueva Esperanza en calle Constitucion (Ruta Provincial N° 315) entre Ruta Nacional N° 9 y Tafi Viejo.	3.498.248	5.247.373	10.494.746	15.742.119	34.982.486	10,00	15,00	30,00	45,00	100,00
57	604	Repavimentacion de Ruta Provincial N° 312 -Tramo: Los Gutierrez (Interseccion con Ruta Provincial N° 304) - Mayo (Interseccion con Ruta Provincial N° 321)	14.269.687	21.404.531	42.809.063	64.213.594	142.696.875	10,00	15,00	30,00	45,00	100,00
57	604	Construccion de nuevo puente sobre el Rio Muerto en Ruta Provincial N° 338. Tramo: Horco Molle - El Paraiso.	3.172.830	4.759.245	9.518.490	14.277.736	31.728.301	10,00	15,00	30,00	45,00	100,00
57	604	Reconstruccion de puente sobre el Rio Seco en Ruta Provincial N° 324 entre Arcadia y Sargento Moya	3.335.539	5.003.309	10.006.618	15.009.927	33.355.393	10,00	15,00	30,00	45,00	100,00
57	604	Construccion de nuevo puente sobre Rio Salí en Ruta Provincial N° 323. Tramo: Rio Colorado - Santa Rosa de Leales.	6.020.241	9.030.362	18.060.725	27.091.088	60.202.416	10,00	15,00	30,00	45,00	100,00
57	604	Repavimentación de Ruta Provincial N° 321- Tramo: Lules (Interseccion con Ruta Provincial N° 301) – El Bracho (Interseccion con Ruta Nacional N° 9)	28.463.030	42.694.545	85.389.090	128.083.635	284.630.300	10,00	15,00	30,00	45,00	100,00

27431

HOJA 6

57	[illegible]	Mejora de obra básica y pavimentación de Ruta Provincial Nº 327-Tramo: Arcadia (Inters. c/ Ruta Nac. Nº 38) - Los Puestos (Inters. c/ Ruta Nac. Nº 9) Sección I: Arcadia (Inters. c/Ruta Nac. Nº 38) -San Antonio de Padua (Inters. c/Ruta Nac. Nº 157).	63.334.700	95.002.050	190.004.100	285.006.150	633.347.000	10,00	15,00	30,00	45,00	100,00
57	604	Ensanche y Repavimentación Ruta Provincial N° 4 desde Rotonda San Justo hasta límite con Morón	20.000.000	30.000.000	60.000.000	90.000.000	200.000.000	10,00	15,00	30,00	45,00	100,00
57	669	READECUACION AEROPUERTO COMODORO PIERRESTEGUI -CIUDAD DE CONCORDIA	2.250.000	2.250.000	0	0	4.500.000	50,00	50,00	0,00	0,00	100,00
58	328	*Apertura Línea 500 kv - Provincia de Chubut*	25.000.000	37.500.000	75.000.000	112.500.000	250.000.000	10,00	15,00	30,00	45,00	100,00
58	328	*Obras Gasoducto Patagónico Cordillerano*	170.000.000	255.000.000	510.000.000	765.000.000	1.700.000.000	10,00	15,00	30,00	45,00	100,00
58	328	Centro Ambiental de Recomposición Energética - CARE Etapa I y II	30.000.000	45.000.000	90.000.000	135.000.000	300.000.000	10,00	15,00	30,00	45,00	100,00
70	330	Pabellón 1 Sede Andina - Universidad Nacional de Río Negro	33.250.000	49.875.000	99.750.000	149.625.000	332.500.000	10,00	15,00	30,00	45,00	100,00
70	330	Pluviales Secundarios y Terciarios de la Ciudad de Goya	43.460.000	65.190.000	130.380.000	195.570.000	434.600.000	10,00	15,00	30,00	45,00	100,00
70	330	Construcción Campus Universitario 1ra Etapa San Salvador de Jujuy UNJU	9.000.000	13.500.000	27.000.000	40.500.000	90.000.000	10,00	15,00	30,00	45,00	100,00
58	328	Línea de 132kv San Isidro Alem - Oberá - Provincia de Misiones	10.000.000	15.000.000	30.000.000	45.000.000	100.000.000	10,00	15,00	30,00	45,00	100,00
58	328	Construcción LAT 132 kv Charata - Villa Ángela con estaciones transformadoras - Provincia de Chaco	15.000.000	22.500.000	45.000.000	67.500.000	150.000.000	10,00	15,00	30,00	45,00	100,00
57		Puerto Las Palmas Acceso Ruta Provincial 56	29.000.000	110.000.000	110.000.000	41.000.000	290.000.000	10,00	40,00	42,00	8,00	100,00
57	604	Pavimento Urbano Ciudad de Santa Rosas. Provincia de La Pampa.	15.000.000	22.500.000	45.000.000	67.500.000	150.000.000	10,00	15,00	30,00	45,00	100,00
57	604	Puente Santa Fe - Santo Tomé. Provincia de Santa Fe.	8.000.000	12.000.000	24.000.000	36.000.000	80.000.000	10,00	15,00	30,00	45,00	100,00
30	325	Hospital del Bicentenario de Escobar	5.000.000	15.000.000	15.000.000	15.000.000	50.000.000	10,00	30,00	30,00	30,00	100,00
58	328	Linea de tension 132kv el impenetrable. Provincia de Chaco	10.000.000	15.000.000	30.000.000	45.000.000	100.000.000	10,00	15,00	30,00	45,00	100,00
57		Puerto Barranquera	25.000.000	100.000.000	100.000.000	26.000.000	251.000.000	10,00	40,00	40,00	10,00	100,00
57	327	Adquisición de bienes y servicios para la Modernización de la red de transporte ferroviario	3.300.000.000	6.000.000.000	6.000.000.000	32.000.000.000	47.300.000.000	10,00	40,00	40,00	10,00	100,00
		Perforaciones, provisióon de equipamiento y conexión eléctrica Zona Centro Primera Etapa	10.000.000	25.000.000	25.000.000	5.000.000	65.000.000	10,00	40,00	40,00	10,00	100,00
		Perforaciones, provisióon de equipamiento y conexión eléctrica Zona Sur Primera Etapa	10.000.000	25.000.000	25.000.000	5.000.000	65.000.000	20,00	70,00	10,00	0,00	100,00
		Construcción del Centro Penitenciario Federal - Misiones UP 17	87.868.000	293.112.000	33.020.000	0	414.000.000	20,00	60,00	10,00	10,00	100,00
		Construcción del Centro Penitenciario Federal - Corrientes	80.000.000	223.000.000	61.000.000	50.000.000	414.000.000	80,00	20,00	0,00	0,00	100,00
		Construcción Pasa Fauna Ruta Nacional Nro. 12	10.000.000	5.000.000	0	0	15.000.000	15,00	30,00	30,00	25,00	100,00
		Rehabilitación Integral de Carga Urquiza	200.000.000	500.000.000	500.000.000	300.000.000	1.500.000.000	16,67	33,00	31,00	19,33	100,00
		Acueducto Norte - La Pampa	330.000.000	653.400.000	613.800.000	382.800.000	1.980.000.000	7,00	13,00	13,00	67,00	100,00
		Total	**10.626.426.600**	**18.857.724.906**	**23.561.175.818**	**52.398.558.731**	**105.443.886.055**					

27431

IF-2017-[illegible]5655[illegible]7-APN-SST#SLYT

27431

UNIVERSIDADES NACIONALES
PRESUPUESTO 2018
DISTRIBUCION DE CREDITOS
-En Pesos-

Universidades Nacionales	Salud	Educación y Cultura	Ciencia y Técnica	TOTAL
Buenos Aires	752.289.380	15.690.988.579	20.700.885	16.463.978.844
Catamarca		1.266.808.910	2.920.492	1.269.729.402
Centro	7.746.705	1.462.821.728	3.635.750	1.474.204.183
Comahue	8.846.433	2.056.449.946	3.668.150	2.068.964.529
Córdoba	201.043.114	6.276.248.865	9.774.113	6.487.066.092
Cuyo	62.782.254	3.665.310.879	5.023.269	3.733.116.402
Entre Rios		1.205.749.325	1.705.501	1.207.454.826
Formosa		764.379.469	1.475.898	765.855.367
General San Martin		1.167.099.438	1.222.664	1.168.322.102
General Sarmiento		651.013.112	1.212.873	652.225.985
Jujuy		1.178.324.036	1.853.399	1.180.177.435
La Matanza	8.052.950	1.468.024.498	1.515.975	1.477.593.423
La Pampa		1.040.938.211	1.957.085	1.042.895.296
La Patagonia San Juan Bosco	7.959.106	1.646.121.755	1.529.265	1.655.610.126
La Plata	25.795.157	6.394.742.875	12.767.541	6.433.305.573
La Rioja	52.289.986	1.136.304.740	1.188.624	1.189.783.350
Litoral	9.499.676	2.392.613.786	5.325.955	2.407.439.417
Lomas de Zamora		1.292.295.906	1.223.494	1.293.519.400
Lujan		1.233.171.789	1.707.638	1.234.879.427
Mar del Plata		1.970.109.139	5.430.987	1.975.540.126
Misiones		1.451.647.970	2.581.231	1.454.229.201
Nordeste	9.993.105	2.615.768.320	2.805.383	2.628.566.808
Quilmes		822.350.284	1.233.467	823.583.751
Rio Cuarto		1.472.719.781	5.276.608	1.477.996.389
Rosario	38.013.682	4.637.885.546	6.874.362	4.682.773.590
Salta		1.569.460.408	3.840.199	1.573.300.607
San Juan		2.696.491.143	5.160.067	2.701.651.210
San Luis		1.650.999.906	4.494.960	1.655.494.866
Santiago del Estero	6.681.653	951.040.639	2.253.169	959.975.461
Sur	8.450.962	1.802.286.466	4.722.404	1.815.459.832
Tecnológica		6.087.396.073	3.244.366	6.090.640.439
Tucumán	17.624.616	4.379.974.728	8.155.354	4.405.754.698
La Patagonia Austral		925.014.521	1.214.457	926.228.978
Lanús		651.166.060	1.179.295	652.345.355
Tres de Febrero		667.572.064	1.174.047	668.746.111
Villa Marla	6.221.548	550.262.376	1.186.563	557.670.487
De las Artes		1.014.454.878	1.175.531	1.015.630.409
Chilecito		385.439.683	1.169.966	386.609.649
Noroeste		454.076.987	1.169.966	455.246.953
Río Negro	1.543.933	727.015.940	1.169.966	729.729.839
Chaco Austral	5 684.386	296.572.016	1.169.966	303.426.368
Avellaneda		346.481.819	581.823	347.063.642
Del Oeste		180.135.901	581.823	180.717.724
Tierra del Fuego		390.997.128	581.823	391.578.951
Moreno		310.831.352	581.823	311.413.175
Arturo Jauretche	5.847.612	480.688.663	581.823	487.118.098
José Clemente Paz		299.555.072		299.555.072
Villa Mercedes		131.247.479		131.247.479
Comechingones		46.694.128		46.694.128
Hurlingham		220.392.785		220.392.785
Alto Uruguay		38.067.408		38.067.408
Rafaela		100.900.668		100.900.668
San Antonio de Areco		66.946.325		66.946.325
Guillermo Brown		34.171.852		34.171.852
Pedagógica Nacional		154.226.745		154.226.745
Scalabrini Ortiz		34.150.000		34.150.000
SUBTOTAL	**1.236.366.258**	**92.604.600.100**	**150.000.000**	**93.990.966.358**
Programa de Incentivos			150.959.013	150.959.013
Universidades de Reciente Creación		250.000.000		250.000.000
Gastos para Ciencia y Técnica			500.000.000	500.000.000
Hospitales Universitarios	140.000.000			140.000.000
Programa de Fortalecimiento de Recursos			210.000.000	210.000.000
Gastos de funcionamiento SIU		75.392.000		75.392.000
SUBTOTAL	**140.000.000**	**325.392.000**	**860.959.013**	**1.326.351.013**
Total General	**1.376.366.258**	**92.929.992.100**	**1.010.959.013**	**95.317.317.371**

27431

FOLIO Nº 49

FOLIO 117

PLANILLA B anexa al Artículo 12

UNIVERSIDADES 2018

Universidades Nacionales	MONTO En pesos
Catamarca	$ 30.000.000
Centro	$ 55.000.000
Comahue	$ 15.000.000
Córdoba	$ 20.000.000
Cuyo	$ 20.000.000
Entre Ríos	$ 35.000.000
Formosa	$ 20.000.000
General San Martin	$ 155.000.000
General Sarmiento	$ 30.000.000
Jujuy	$ 20.000.000
La Matanza	$ 60.000.000
La Pampa	$ 20.000.000
La Patagonia San Juan Bosco	$ 30.000.000
La Plata	$ 20.000.000
La Rioja	$ 20.000.000
Litoral	$ 20.000.000
Lomas de Zamora	$ 40.000.000
Mar del Plata	$ 25.000.000
Misiones	$ 20.000.000
Nordeste	$ 20.000.000
Quilmes	$ 30.000.000
Río Cuarto	$ 30.000.000
Rosario	$ 20.000.000
Salta	$ 40.000.000
San Juan	$ 25.000.000
San Luis	$ 20.000.000
Santiago del Estero	$ 20.000.000
Sur	$ 20.000.000
Tucumán	$ 20.000.000
La Patagonia Austral	$ 30.000.000
Lanús	$ 30.000.000
Tres de Febrero	$ 40.000.000
Villa María	$ 30.000.000
Instituto Universitario Nacional del Arte	$ 25.000.000
Noroeste	$ 20.000.000
Río Negro	$ 117.000.000
Chaco Austral	$ 20.000.000
Avellaneda	$ 30.000.000
Del Oeste	$ 20.000.000
Tierra del Fuego	$ 25.000.000
Moreno	$ 20.000.000
Arturo Jauretche	$ 30.000.000
José Clemente Paz	$ 30.000.000
Villa Mercedes	$ 10.000.000
Hurlingham	$ 20.000.000
Alto Uruguay	$ 10.000.000
Rafaela	$ 30.000.000
San Antonio de Areco	$ 10.000.000
Pedagógica Nacional	$ 20.000.000
SUBTOTAL	**$ 1.467.000.000**
Hospitales Universitarios	$ 350.000.000
SUBTOTAL	**$ 350.000.000**
Total General	**$ 1.817.000.000**

Planilla anexa A Atículo 16

Denominación de la obra	**Provincia**	**Monto 2018 (en pesos)**
Obra de cloacas de Tres Algarrobos, Carlos Tejedor	Buenos Aires	37.200.0[illegible]
Ampliación Sistema de agua potable a la localidad de Las Breñas - Chaco	Chaco	43.33[illegible]
Rehabilitación y Ampliación Planta Cloacal Existente y Construcción de la impulsión- Rada Tilly - Chubut	Chubut	45.[illegible]16
Ampliación Redes de Desagües Cloacales - Villa Allende - Córdoba	Córdoba	16.[illegible]0
Construccion de Colector Principal Estaciones de Bombeo Cloaca Maxima Planta Depuradora y Obra de descarga Liquidos Cloacales - Sierras Chicas- Córdoba	Córdoba	36.51[illegible]
Construcción de Sistema Agua Potable - Concordia - Entre Ríos (PAYS II)	Entre Ríos	112.110.332
Ampliación Sistema de agua potable a la localidad de Villaguay - Entre Ríos	Entre Ríos	15.477.888
Cuenca Sureste – Obras básicas; colectores, estación elevadora de líquidos cloacales, impulsiones y red subsidiaria de líquido cloacal - PARANA	Entre Ríos	22.500.000
Planta tratamiento efluentes Gualeguaychu - 1era etapa	Entre Ríos	17.500.000
Construcción Acueducto de Santa Rosa - General Pico - La Pampa	La Pampa	34.049.425
Ampliación Sistemas Recolección y tratamiento de Efluentes - Cuenca El Paramillo – Mendoza	Mendoza	125.290.036
AMPLIACION ESTABLECIMIENTO DEPURADOR- RIVADAVIA -PROVINCIA DE MENDOZA (610)	Mendoza	49.858.884
Construcción Colector cloacal del Oeste II- 1° Etapa-Neuquén Ciudad- Neuquén	Neuquén	92.019.635
Construcción Acueducto Nexo IV Ramal Este y Nexo I Ramal Plotier - Mari Menuco - Neuquén	Neuquén	40.270.340
Construcción Plan Director de Agua Potable Cipolletti	Río Negro	26.887.900
Construcción Reactor Biólogico - Bariloche - Río Negro	Río Negro	33.500.000
Construcción Sistema de Desagües Cloacales - El Bolsón - Río Negro	Río Negro	32.557.213
Construcción Sistema Cloacal -San Agustín, Valle Fertil- San Juan	San Juan	29.936.660
CONSTRUCCIÓN ACUEDUCTO SAN LORENZO - SANTA FE	Santa Fé	73.279.529
Ampliación Redes Cloacales Barrio Roque Saenz Peña Este y Oeste - Gran Rosario - Santa Fe	Santa Fé	11.063.726
Ampliación Planta Depuradora - Alderetes y Banda de Rio Sali -Tucumán	Tucumán	27.249.256
Construcción de Redes Colectores - Alderetes - Banda del Río Salí - Provincia de Tucumán	Tucumán	29.749.257
Construcción Sistema Potabilizador y de Distribución - Amaicha del Valle - Tucumán	Tucumán	29.674.949
Subtotal ENOHSA		**981.942.424**
Ampliación del Sistema de Desagües Cloacales de las localidades de Fray Mamerto Esquiú y Valle Viejo, Catamarca. Etapa II	Catamarca	69.061.400
Acueducto del norte de Catamarca.	Catamarca	65.000.000
Plan Director de Agua Potable para 7 localidades del interior de Chaco, Provincia de Chaco	Chaco	77.965.333
Plan Director de Desagües Cloacales de la localidad de General San Martín, Provincia de Chaco	Chaco	100.933.673
Manejo Integrado de Derrames del Río Bermejo y Alimentación del Estero Bellaco - 1era etapa.	Chaco / Formosa	62.065.548
Construcción de Red de Colectores y Planta Depuradora en Pirané, Provincia de Formosa	Formosa	40.618.473
Expansión de Redes Colectoras de Desagües Cloacales en la ciudad de Formosa.	Formosa	29.177.586
Construcción de Planta de Tratamiento de Líquidos Cloacales en La Quiaca. Provincia de Jujuy	Jujuy	19.205.161
Adquisición e Instalación 33.000 Micromedidores. Provincia de Jujuy	Jujuy	39.375.000
Recuperación y desarrollo del área de riego y drenaje de Manantiales - Provincias de Salta y Jujuy	Jujuy / Salta	90.154.200
Plan Maestro de Abastecimiento de Agua Potable para las Ciudades de Posadas y Garupá. Segunda y Tercera Etapa, Misiones	Misiones	38.251.693
Ampliación del sistema de redes de agua potable y cloacas en la localidad de El Soberbio, Misiones	Misiones	49.517.306
Desagües cloacales de Aristóbulo del Valle. Provincia de Misiones.	Misiones	34.026.856
Nuevo Sistema de Bombeo en toma de Agua Cruda e Impulsión a Planta Potabilizadora de la Localidad de Dos de Mayo	Misiones	20.000.000
Agua Potable municipio de Campo Grande	Misiones	20.000.000
Sistema provision agua potable San Vicente etapa I	Misiones	21.000.000
Sistema provision agua potable San Vicente etapa II	Misiones	21.000.000
Sistema agua potabele localidad de Corpus	Misiones	15.000.000
Sistema agua potabele localidad de Bernardo de Yrigoynen	Misiones	15.000.000
Desagues cloacales Bernardo de Yrigoyen	Misiones	15.000.000
Desagues cloacales localidad de Corpus	Misiones	15.000.000
Desagues cloacales ciudad de Jardín América	Misiones	15.000.000
Desagues cloacales ciudad de Cerro Azul	Misiones	15.000.000
Adquisición e Instalación 20.000 Micromedidores. Provincia de Salta	Salta	27.000.000
Ampliación de Redes de Cloacas y Planta de Tratamiento de Aguas Residuales en la ciudad de Salta	Salta	43.861.054
Ampliación de la Red Fina Cloacal de la ciudad de Santiago del Estero	Santiago del Estero	44.825.839
Construcción de Planta de Tratamiento y Red Cloacal en la localidad de Añatuya, Santiago del Estero	Santiago del Estero	30.018.459
Subtotal Programa 73 - Recursos Hídricos		**1.033.057.577**

INLEG-2017-35565557-APN-SST#SLYT

Planilla Anexa 8 Artículo 16

PROVINCIA	MUNICIPIO	AREA DE INTERVENCION	MONTO 2018 TOTAL PROYECTO
Mendoza	Maipú	San Roque	$ 33.600.000
Mendoza	Ciudad de Mendoza	Favaloro-El Triángulo	$ 33.600.000
Chaco	25 de mayo	Colonia Aborigen	$ 33.600.000
Chaco	General Guemes	Espinillo	$ 33.600.000
Chaco	General Guemes	Fortin Lavalle	$ 33.600.000
Chaco	General Guemes	Zaparinqui	$ 33.600.000
Corrientes	Curuzu Cuatia		$ 18.600.000
Corrientes	Capital	Barrio Montaña	$ 18.600.000
Corrientes	Isla Apipe	Isla Apipé	$ 23.600.000
Formosa	Mojon de Fierro	Mojón de Fierro	$ 13.600.000
Misiones	2 de MAYO	BARRIOS MACUCO, COOPERATIVA Y TEALERA	$ 33.600.000
Misiones	POSADAS	Chacra 112	$ 18.600.000
Misiones	TRES CAPONES	BARRIO PERON	$ 18.600.000
Misiones	Colonia Victoria	Colonia Victoria	$ 18.600.000
Misiones	25 DE MAYO	Colonia Aborigen	$ 18.600.000
Misiones	OBERA	BARRIO CABALLERIZA	$ 18.600.000
Catamarca	San Fernando del Valle de Catamarca	Barrio Papa Francisco	$ 33.600.000
Jujuy	General San Martín	40has/El triángulo	$ 18.600.000
Jujuy	Puna	Caspala	$ 18.600.000
Jujuy	Libertador General San Martín	Libertador General San Martín	$ 18.600.000
Jujuy	Tilcara	Tilcara	$ 53.600.000
Jujuy	Departamento Valle Grande	Pueblo de Santa Ana	$ 18.600.000
La Rioja	Chilecito	Barrio Pomán	$ 18.600.000
La Rioja	Aimogasta	Aimogasta	$ 18.600.000
LA RIOJA	Felipe Varela	Villa Unión	$ 18.600.000
Salta	Cerrillos	Loteo 60 ha	$ 73.600.000
Salta	Santa Victoria Este	Etapa 2 -Mensura Caso Lhaka Honhat	$ 23.600.000
Santiago del Estero	Alberdi	Sachayoj	$ 18.600.000
Santiago del Estero	Silpica	Nueva Francia	$ 18.600.000
Santiago del Estero	Las Tinajas	Las Tinajas	$ 18.600.000
Catamarca	La Merced	La Banda	$ 3.600.000
Chubut	Puerto Madryn	Nueva Chubut	$ 18.600.000
Chubut	TRELEW	BARRIO MOREIRA BANDERITAS	$ 18.600.000
Chubut	Comodoro Rivadavia	Fracción 14 y 15	$ 23.600.000
La Pampa	Victorica	Sector Norte	$ 33.600.000
La Pampa	Santa Rosa	Villa Parque	$ 18.600.000
La Pampa	General Pico	Carlos Berg	$ 18.600.000
Neuquen	CENTENARIO	SARMIENTO OESTE I	$ 33.600.000
Neuquen	EL CHOCÓN	BARRIO LLEQUÉN 1 Y 2	$ 33.600.000
Tierra del fuego	Almanza	Almanza	$ 23.600.000
Total Programa 37- Acciones del programa "Hábitat Nación"			**$ 999.000.000**

CAMARA DE DIPUTADOS FOLIO Nº 51

H. SENADO DE LA NACION FOLIO 119 MESA DE ENTRADAS

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Planilla Anexa C Artículo 16

Denominación	Provincia	Monto 2018 En pesos
Plan Nacional de Vivienda - Localidades Varias	Catamarca	$ 100.000.000
Plan Nacional de Vivienda - Localidades Varias	Chaco	$ 140.350.000
Plan Nacional de Vivienda - Localidades Varias	Chubut	$ 121.450.000
Plan Nacional de Vivienda - Localidades Varias	Córdoba	$ 310.800.000
Plan Nacional de Vivienda - Localidades Varias	Corrientes	$ 61.100.000
Plan Nacional de Vivienda - Localidades Varias	Entre Ríos	$ 82.700.000
Plan Nacional de Vivienda - Localidades Varias	Jujuy	$ 223.150.000
Plan Nacional de Vivienda - Localidades Varias	La Pampa	$ 40.950.000
Plan Nacional de Vivienda - Localidades Varias	San Juan	$ 85.950.000
Plan Nacional de Vivienda - Localidades Varias	Mendoza	$ 296.520.000
Plan Nacional de Vivienda - Localidades Varias	Misiones	$ 111.500.000
Plan Nacional de Vivienda - Localidades Varias	Salta	$ 176.400.000
Plan Nacional de Vivienda - Localidades Varias	Santiago del Estero	$ 118.260.000
Plan Nacional de Vivienda - Localidades Varias	Tucumán	$ 131.300.000
Total Programa 38 - Acciones de Vivienda y desarrollo Urbano		$ 2.000.430.000

27431

Planilla anexa D Artículo 16

Denominación de la Obra	Provincia	Monto
Cordón Cuneta y Enripiado de Calles	Neuquén	6.100.000
Espacios Verdes	Neuquén	6.600.000
SUM Galpón Jovén	Neuquén	2.712.000
Reparación Planta Depuradora - Centenario	Neuquén	12.900.000
Sistema de Tratamiento de Líquidos Cloacales – Lonco Pue	Neuquén	9.000.000
Reacondicionamiento de Colector Pluvioaluvional Oeste	Neuquén	3.000.000
Desagües Aluvionales de Plaza Huincul	Neuquén	3.480.000
Viviendas e Infraestructura en Capital – Ex Cartodromo A	Neuquén	9.730.000
Vivienda e Infraestructura en Villa la Angostura	Neuquén	3.740.000
Vivienda e Infraestructura Barrio Richardson	Córdoba	6.247.000
Vivienda e Infraestructura Barrio Costa Canal	Córdoba	6.227.000
Financiamiento de obras viales urbanas, periurbanas, caminos de producción, acceso a pueblos y obras de seguridad vial	Córdoba	5.590.000
Red Colectora Cloacal y conexiones domiciliarias. Barrio Villa Libertador	Córdoba	3.000.000
Programa Hábitat	Córdoba	7.000.000
Puente Rio Uruguay entre Misiones y Rio Grande do Sul (Brasil)	Misiones	10.000.000
Ruta Provincial 3	Misiones	2.000.000
Total		**97.326.000**

27431

CAPÍTULO III

Planilla Anexa al Artículo 20

FOLIO 122

FOLIO Nº 54

PRESUPUESTO 2018

CONTRIBUCIONES AL TESORO NACIONAL

(en pesos)

	Aportes a Ingresar al Tesoro Nacional
ORGANISMOS DESCENTRALIZADOS	**60.375.000**
- Superintendencia de Seguros de la Nación	53.333.000
- Ente Nacional Regulador del Gas	3.000.000
- Ente Nacional Regulador de la Electricidad	4.042.000
BANCO CENTRAL DE LA REPÚBLICA ARGENTINA	**516.000.000**
TOTAL	576.375.000

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

INLEG-2017-35565557-APN-SST#SLYT

27431

CAPÍTULO VII

Planilla Anexa al Artículo 32

H. SENADO DE LA NACIÓN MESA DE ENTRADAS 123

CAMARA DE DIPUTADOS FOLIO Nº 55

OPERACIONES DE CREDITO PÚBLICO

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (en pesos)	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	220.000.000.000	90 días	Servicio de la deuda y gastos no operativos
"	"	220.000.000.000	180 días	"
"	"	220.000.000.000	360 días	"
"	"	220.000.000.000	18 meses	"
"	"	220.000.000.000	2 años	"
"	"	220.000.000.000	3 años	"
"	"	220.000.000.000	4 años	"
"	"	70.000.000.000	2 años	Programa de Inversiones Prioritarias
"	Préstamo	1.950.000.000	3 años	Programa de Modernización de los Sistemas de Riego y Promoción de Nuevas Tecnologías de Riego Mecanizado
"	"	530.000.000	3 años	Proyecto Suministro de Pistolas calibre 9x19, Rifles de asalto y Know-How
"	"	8.300.000.000	3 años	Adquisición de Patrulleros Oceánicos OPV
"	"	3.150.000.000	3 años	Proyecto Adquisición Aeronaves BEECHCRAFT T-6 TEXAN, Motores Aeronáuticos Turbohélice PT6A-68 y Soporte Adicional
"	"	4.500.000.000	3 años	Recuperación de las Capacidades de Transporte Aéreo de las Fuerzas Armadas – Aviones de Mediana Carga

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

27431

CAPÍTULO VII
Planilla Anexa al Artículo 32
(continuación)

FOLIO 124

FOLIO Nº 56

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO EN PESOS	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central	Préstamo	1.580.000.000	3 años	AYSA – Estación de Bombeo
"	"	3.600.000.000	3 años	AYSA – Río Subterráneo
"	"	1.360.000.000	3 años	Plan Belgrano – Programa de Desarrollo de los Servicios de Agua y Saneamiento
"	"	1.417.679.879	18 meses	Recuperación de las Capacidades de Defensa Antiaérea de las Fuerzas Armadas – Sistemas de Lanzadores de Misiles Portátiles de muy baja y baja cobertura

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

OTORGAMIENTO DE AVALES

ENTE AVALADO	TIPO DE DEUDA	MONTO MAXIMO AUTORIZADO	PLAZO MINIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
INVAP S.E.	Garantía de ejecución, anticipo y operaciones de prefinanciación de exportaciones	U$S 75.000.000	A la vista	Ejecución de Proyectos de exportación en las áreas Nuclear y/o Espacial
Aerolíneas Argentinas Sociedad Anónima y/o Austral Líneas Aéreas – Cielos del Sur Sociedad Anónima	Bancaria/Financiera /Comercial	U$S 372.000.000	A la vista	Financiamiento destinado a la cancelación de deuda con el BNDES por la adquisición de aeronaves
Agua y Saneamientos Argentinos S.A. (AySA S.A.) o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	Bancaria/Financiera /Comercial	U$S 1.900.000.000	A la vista	Plan Director de Obras AySA S.A.: Río Subterráneo Norte y E.E, Planta Depuradora Escobar-Pilar, Planta Depuradora San Miguel-Santa María, Planta Laferrere+Redes La Matanza-Merlo, ampliación Planta El Jagüel, Gestión de barros / Co-generación de energía en Plantas Norte y Sudoeste, y otras obras del Plan Director.
ARSAT S.A.	Bancaria/Financiera /Comercial	U$S 250.000.000	A la vista	Obras de Construcción del tercer Satélite Geoestacionario Argentino
Agua y Saneamientos Argentinos S.A. (AySA S.A.)	Préstamo	U$S 224.000.000	3 años	Río Subterráneo y Estación Elevadora Tramo II
Provincia de Buenos Aires	Préstamo	U$S 150.000.000	3 años	Río Salado Superior Tramo IV Etapa II
Provincia de Buenos Aires	Préstamo	U$S 40.000.000	3 años	Plan de manejo integral de la cuenca río Lujan Etapa II
Ciudad Autónoma de Buenos Aires	Préstamo	U$S 104.000.000	3 años	Modernización de la Línea D (Etapa I)
Provincia de Córdoba	Préstamo	U$S 97.000.000	3 años	Construcción de Acueductos Troncales
Provincia de Entre Ríos	Préstamo	U$S 23.000.000	3 años	Gasoducto Productivo III, del Nordeste Entrerriano
Provincia de Entre Ríos	Préstamo	U$S 33.000.000	3 años	Cierre Energético Norte: Los Conquistadores - La Paz
Provincia de Jujuy	Préstamo	U$S 81.000.000	3 años	GIRSU Y Valorización Energética

27431

FOLIO 126

Planilla Anexa al Artículo 59 (continuación)

FOLIO 58

Provincia de San Juan	Préstamo	U$S 51.000.000	3 años	Acueducto Gran Tulum - Etapa II
Provincia de Santa Fe	Préstamo	U$S 150.000.000	3 años	Acueducto Desvío Arijón Etapa II - Tramo: Desvío Arijón – Rafaela
Provincia de Santa Fe	Préstamo	U$S 200.000.000	5 años	Desarrollo de la infraestructura energética y productiva de la provincia.
Provincia de Santa Fe	Préstamo	U$S 200.000.000	5 años	Desarrollo de la infraestructura social de la provincia.
Provincia de Entre Ríos	Préstamo	U$S 235.000.000	3 años	Mandisoví Chico
Provincia de Córdoba	Préstamo	U$S 156.000.000	3 años	Nuevos Hospitales y equipamiento médico
Provincia de Córdoba	Préstamo	U$S 97.000.000	3 años	Programa avanzado de educación secundaria (Escuelas PROA)
Provincia de Córdoba	Bancaria/Financiera /Comercial	U$S 108.000.000	1 año	Rutas, Puentes: Red primaria y secundaria provincial
Provincia de Córdoba	Bancaria/Financiera /Comercial	U$S 140.000.000	1 año	Rutas, Puentes: Red primaria y secundaria provincial
Provincia de Córdoba	Bancaria/Financiera /Comercial	U$S 60.000.000	1 año	Desarrollo de Cloacas en Ciudades de la Provincia
Provincia de Mendoza	Préstamo	U$S 50.000.000	1 año	Recambio de alumbrado público a LED en Municipios
Sociedad de Transportes Mendoza (S.A.U.P.E.)	Préstamo	U$S 100.000.000	1 año	Ampliación red metrotranvía en área metropolitana Gran Mendoza
Empresa Mendocina de Energía S.A.	Préstamo	U$S 150.000.000	1 año	Proyectos de energías renovables: Lujan de Cuyo-Lavalle-La Paz-General Alvear- El Sosneado 1
Provincia de Buenos Aires	Préstamo	U$S 51.000.000	3 años	Planta Potabilizadora La Plata
Provincia del Chaco	Bancaria/Financiera /Comercial	U$S 390.000.000	1 año	Rutas, Puentes: Red primaria y secundaria provincial

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

INLEG-2017-35565557-APN-SST#SLYT

27431

Planilla Anexa al Artículo 41

FOLIO 127

FOLIO Nº 59

COLOCACION DE BONOS DE CONSOLIDACION DE DEUDAS

En Pesos

CONCEPTO	TOTAL
Artículo 7° de la Ley N° 23.982, Incisos b) y c)	700.000.000
Artículo 7° de la Ley N° 23.982, Incisos d), e) y g)	140.000.000
Artículo 7° de la Ley N° 23.982, Incisos h)	450.000.000
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	30.000.000
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	80.000.000
Beneficiarios de Leyes Nº 24.411; Nº 24.043; N° 25.192, Nº 26.690 y 27.139	1.200.000.000
Leyes Nros. 25.471, 26.572, 26.700, 27.179 y 27.133	6.000.000.000
TOTAL	8.600.000.000

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

PRESUPUESTO 2018
Fondos Fiduciarios
(en pesos)

CONCEPTO	DESARROLLO PROVINCIAL	PARA LA VIVIENDA SOCIAL	INFRAEST. REGIONAL	DE CAPITAL SOCIAL	PROM. CIENT. Y TECN.	PARA EL TRANSP. ELECT FED	SISTEMA INFRAEST. TRANSPORTE	DE INFRAEST. HÍDRICA	FONDCE	FONDEP	RECUP. DE LA ACTIVIDAD OVINA	CONSUMO RESIDENCIAL DE GAS	REFINANC. HIPOTEC.	PROM INDUSTRIA SOFTWARE	PROGRAMA HOGAR (LEY 26.020)
I - INGRESOS CORRIENTES	466.994.511	54.000.000	1.373.750.242	80.325.250	200.000.000	473.556.960	70.155.476.279	5.420.169.317	70.000.000	40.000.000	90.000.000	5.100.984.519	111.200.000	100.000.000	8.409.229.473
Ingresos Tributarios	0	0	0	0	0	0	34.215.300.000	4.938.400.000	0	0	0	0	0	0	0
Ingresos no Tributarios	69.920	0	765.825.703	0	0	323.556.960	2.791.314.433	0	70.000.000	0	0	287.400.000	0	0	0
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Contrib. de la Seguridad Social	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	466.924.591	54.000.000	607.924.539	20.325.250	0	150.000.000	2.251.606.254	481.769.317	0	0	10.000.000	5.785.621	111.200.000	0	0
Transferencias Corrientes	0	0	0	60.000.000	200.000.000	0	30.897.255.592	0	0	40.000.000	80.000.000	4.807.798.898	0	100.000.000	8.409.229.473
Del Tesoro Nacional	0	0	0	60.000.000	200.000.000	0	30.897.255.592	0	0	0	80.000.000	4.807.798.898	0	100.000.000	7.279.201.285
Otras Transferencias	0	0	0	0	0	0	0	0	0	40.000.000	0	0	0	0	1.130.028.188
II - GASTOS CORRIENTES	75.936.291	54.000.000	253.790.174	61.722.884	200.000.000	107.092.282	55.022.312.848	771.605.399	4.560.000	337.910.995	50.000.000	5.003.510.638	4.300.000	100.000.000	7.845.231.918
Remuneraciones	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bienes y Servicios	6.342.732	54.000.000	21.857.440	60.087.328	0	79.193.336	265.000	505.000	4.560.000	6.411.66[illegible]	2.400.000	1.293.456	2.660.000	0	932.057
Impuestos Indirectos	0	0	0	1.413.010	0	27.898.946	0	0	0	114.406.23[illegible]	0	33.236.806	0	0	4.087.167
Depreciación y Amortización	0	0	0	222.546	0	0	0	0	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ajuste por Variación de Inventario	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	68.193.559	0	83.960.893	0	0	0	1.621.753.918	295.111.316	0	0	0	0	1.640.000	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	0	69.062.517	0	200.000.000	0	52.977.235.046	0	0	217.093.097	47.600.000	4.968.980.376	0	100.000.000	7.669.100.707
Impuestos Directos	0	0	0	0	0	0	423.058.884	475.989.083	0	0	0	0	0	0	0
Otros	1.400.000	0	78.909.324	0	0	0	0	0	0	0	0	0	0	0	171.111.987
III - RESULTADO ECONÓMICO (I-II)	391.058.220	0	1.119.960.068	18.602.366	0	366.464.678	15.133.163.431	4.648.563.918	65.440.000	-297.910.995	40.000.000	97.473.881	106.900.000	0	563.997.555
IV - INGRESOS DE CAPITAL	0	0	0	37.812.546	0	675.980.975	0	0	0	0	0	0	0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	0	0	37.812.546	0	675.980.975	0	0	0	0	0	0	0	0	0
.Transferencias de la Adm. Nacional	0	0	0	37.590.000	0	184.097.225	0	0	0	0	0	0	0	0	0
.Otros (incluye increm.deprec.y amort.)	0	0	0	222.546	0	491.883.750	0	0	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	700.000	1.500.000.000	2.757.526	457.063	0	1.042.445.653	10.038.538.773	9.299.526.685	0	900.000.000	0	187.159.910	0	0	0
Inversión Real	700.000	0	2.757.526	457.063	0	0	0	0	0	0	0	0	0	0	0
Transferencias de Capital	0	1.500.000.000	0	0	0	1.042.445.653	10.038.538.773	9.299.526.685	0	900.000.000	0	187.159.910	0	0	0
VI - INGRESOS TOTALES (I+IV)	466.994.511	54.000.000	1.373.750.242	118.137.796	200.000.000	1.149.537.935	70.155.476.279	5.420.169.317	70.000.000	40.000.000	90.000.000	5.100.984.519	111.200.000	100.000.000	8.409.229.473
VII- GASTOS TOTALES (II+V)	76.636.291	1.554.000.000	256.547.700	62.179.947	200.000.000	1.149.537.935	65.060.851.621	10.071.132.084	4.560.000	1.237.910.995	50.000.000	5.190.670.548	4.300.000	100.000.000	7.845.231.918
VIII - RESULTADO FINANCIERO (VI-VII)	390.358.220	-1.500.000.000	1.117.202.542	55.957.849	0	0	5.094.624.658	-4.650.962.767	65.440.000	-1.197.910.995	40.000.000	-89.686.029	106.900.000	0	563.997.555
IX - FINANCIAMIENTO (X-XI)	-390.358.220	1.500.000.000	-1.117.202.542	-55.957.849	0	0	-5.094.624.658	4.650.962.767	-65.440.000	1.197.910.995	-40.000.000	89.686.029	-106.900.000	0	-563.997.555
X - FUENTES FINANCIERAS	18.594.565.948	1.500.000.000	2.071.833.356	13.395.934	236.059.676	0	0	4.859.638.798	293.360.000	1.197.910.995	20.862.800	95.471.650	16.120.000	105.901	0
Disminución de Activos Financieros	18.594.565.948	1.500.000.000	2.071.833.356	13.395.934	236.059.676	0	0	4.859.638.798	293.360.000	1.197.910.995	20.862.800	95.471.650	16.120.000	105.901	0
Endeudamiento e Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Incremento del Patrimonio	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
XI - APLICACIONES FINANCIERAS	18.984.924.168	0	3.189.035.898	69.353.783	236.059.676	0	5.094.624.658	208.676.031	358.800.000	0	60.862.800	5.785.621	123.020.000	105.901	563.997.555
Aumento de Activos Financieros	12.000.000.000	0	3.189.035.898	69.353.783	236.059.676	0	4.222.363.463	0	358.800.000	0	60.862.800	5.785.621	114.440.000	105.901	563.997.555
Amort.de Deuda y Disminución de Otros Pasivos	6.984.924.168	0	0	0	0	0	872.261.195	208.676.031	0	0	0	0	8.580.000	0	0
.Amortización en Moneda Nacional	5.016.980.418	0	0	0	0	0	872.261.195	208.676.031	0	0	0	0	[illegible]	0	0
.Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
.Disminución de Otros Pasivos	1.967.943.750	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

PRESUPUESTO 2018
Fondos Fiduciarios
(en pesos)

CONCEPTO	FONDO DE SEGURIDAD AEROPORT.	FONDO FIDUC. PROCREAR	FONDAGRO	COBERTURA UNIVERSAL DE SALUD	FONDO DE ENERGIAS RENOVABLES	SERVICIOS DE ATENCIÓN MEDICA DTO 34/15	DEL SERVICIO UNIVERSAL
I - INGRESOS CORRIENTES	68.609.365	5.330.134.444	100.000	1.120.192.188	240.338.500	30.877.808	2.060.603.810
Ingresos Tributarios	0	0	0	0	0	0	0
Ingresos no Tributarios	0	0	0	0	0	0	1.227.000.[illegible]
Ventas de Bienes y Servicios	0	0	0	0	0	0	0
Contrib. de la Seguridad Social	0	0	0	0	0	0	0
Rentas de la Propiedad	68.609.365	5.330.134.444	0	1.120.192.188	240.338.500	30.877.808	833.603.810
Transferencias Corrientes	0	0	100.000	0	0	0	0
Del Tesoro Nacional	0	0	100.000	0	0	0	0
Otras Transferencias	0	0	0	0	0	0	0
II - GASTOS CORRIENTES	6.575.365	788.869.950	32.227.406	3.000.000.000	0	371.876.979	367.878.262
Remuneraciones	0	0	0	0	0	0	0
Bienes y Servicios	6.575.365	696.430.503	3.240.000	0	0	0	34.323.744
Impuestos Indirectos	0	92.439.447	5.551.961	0	0	0	12.642.442
Depreciación y Amortización	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0
Ajuste por Variación de Inventario	0	0	0	0	0	0	0
Intereses en Moneda Nacional	0	0	0	0	0	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0
Transferencias Corrientes	0	0	23.435.445	3.000.000.000	0	371.876.979	0
Impuestos Directos	0	0	0	0	0	0	321.012.076
Otros	0	0	0	0	0	0	0
III - RESULTADO ECONÓMICO (I-II)	**62.034.000**	**4.541.264.494**	**-32.127.406**	**-1.879.807.812**	**240.338.500**	**-340.999.171**	**1.692.625.548**
IV - INGRESOS DE CAPITAL	0	9.000.000.000	0	0	0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	9.000.000.000	0	0	0	0	0
.Transferencias de la Adm. Nacional	0	9.000.000.000	0	0	0	0	0
.Otros (incluye increm.deprec.y amort.)	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	1.035.394.197	8.003.175.685	0	0	0	0	1.890.360.000
Inversión Real	0	0	0	0	0	0	0
Transferencias de Capital	1.035.394.197	8.003.175.685	0	0	0	0	1.890.360.000
VI - INGRESOS TOTALES (I+IV)	68.609.365	14.330.134.444	100.000	1.120.192.188	240.338.500	30.877.808	2.060.603.810
VII- GASTOS TOTALES (II+V)	1.041.969.562	8.792.045.635	32.227.406	3.000.000.000	0	371.876.979	2.258.338.262
VIII - RESULTADO FINANCIERO (VI-VII)	**-973.360.197**	**5.538.088.809**	**-32.127.406**	**-1.879.807.812**	**240.338.500**	**-340.999.171**	**-197.734.452**
IX - FINANCIAMIENTO (X-XI)	973.360.197	-5.538.088.809	32.127.406	1.879.807.812	-240.338.500	340.999.171	197.734.452
X - FUENTES FINANCIERAS	973.360.197	9.220.865.597	76.400.000	1.879.807.812	6.000.000.000	340.999.171	204.247.225
Disminución de Activos Financieros	973.360.197	9.220.865.597	76.400.000	1.879.807.812	0	340.999.171	204.247.225
Endeudamiento e Incremento de Otros Pasivos	0	0	0	0	0	0	0
.Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0
.Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0
.Incremento de Otros Pasivos	0	0	0	0	0	0	0
Incremento del Patrimonio	0	0	0	0	6.000.000.000	0	0
XI - APLICACIONES FINANCIERAS	0	14.758.954.406	44.272.594	0	6.240.338.500	0	6.512.773
Aumento de Activos Financieros	0	7.337.586.877	44.272.594	0	6.240.338.500	0	6.512.773
Amort.de Deuda y Disminución de Otros Pasivos	0	7.421.367.529	0	0	0	0	0
.Amortización en Moneda Nacional	0	7.421.367.529	0	0	0	0	0
.Amortización en Moneda Extranjera	0	0	0	0	0	0	0
.Disminución de Otros Pasivos	0	0	0	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0

PARTICIPACIÓN PÚBLICO PRIVADA (PPP)
CONTRATACIÓN DE OBRAS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	CONCEPTO	FONDOS PÚBLICOS (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
40	332	18	2	Construcción del Complejo Penitenciario Federal Agote, Mercedes - Provincia de Buenos Aires - Etapa II	0	0	0	5.464.826.133	5.464.826.133	33,33	33,33	33,33	0,00	100,00
40	332	18	1	Construcción del Centro Penitenciario Federal VI, Ezeiza - Provincia de Buenos Aires	0	0	0	34.100.515.072	34.100.515.072	25,00	33,33	33,33	8,33	100,00
40	332	18	2	Construcción del Centro Penitenciario Federal de Junín, Junín - Provincia de Buenos Aires	0	0	0	48.090.469.974	48.090.469.974	16,67	33,33	33,33	16,67	100,00
30	310	99	0	Hospital Interzonal General de Agudos Dr. Oscar E. Allende - Mar del Plata, Provincia de Buenos Aires	0	0	0	8.667.022.499	8.667.022.499	33,33	33,33	33,33	0,00	100,00
30	310	99	0	Hospital Zonal General de Agudos Dr. Isidoro Iriarte, Quilmes - Provincia de Buenos Aires	0	0	0	7.209.735.530	7.209.735.530	25,00	33,33	33,33	8,33	100,00
30	310	99	0	Construcción del Nuevo Hospital Zonal de Agudos Dr. Lucio Melendez - Almirante Brown, Provincia de Buenos Aires	0	0	0	5.982.546.504	5.982.546.504	25,00	33,33	33,33	8,33	100,00
30	310	99	0	Construcción del Hospital Interzonal de Agudos Vicente Lopez y Planes - General Rodriguez, Provincia de Buenos Aires	0	0	0	5.982.546.504	5.982.546.504	16,67	33,33	33,33	16,67	100,00
30	310	99	0	Construcción del Hospital Interzonal Neuropsiquiátrico Especial de Agudos y Crónicos Dr. Melchor Romero, Provincia de Buenos Aires	0	0	0	5.982.546.504	5.982.546.504	16,67	33,33	33,33	16,67	100,00
30	310	99	0	Nuevo Hospital de Pilar, Pilar - Provincia de Buenos Aires	0	0	0	3.911.665.022	3.911.665.022	8,33	33,33	33,33	25,00	100,00
30	310	99	0	Nuevo Hospital Norpatagonico Castro Rendón - Provincia de Neuquén	0	0	0	10.584.505.353	10.584.505.353	8,33	33,33	33,33	25,00	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 3 y 226 - Corredor A	0	0	2.894.362.860	41.854.984.041	44.749.346.901	14,30	26,25	34,91	24,54	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 5 - Corredor B	0	0	3.809.564.900	40.614.437.967	44.424.002.867	17,64	35,47	34,48	12,41	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 7 - Corredor C	0	0	2.864.052.476	25.994.954.306	28.859.006.782	24,08	37,24	21,32	17,27	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 8, 36, 158 y A005- Corredor D	0	0	3.367.404.404	44.952.112.131	48.319.516.534	11,81	31,88	37,73	19,00	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 9, A008, A012, 1V11, 34, 11 y 193 - Corredor E	0	0	4.411.726.846	61.642.757.976	66.054.484.821	11,60	30,17	29,87	28,00	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 9 y 33 - Corredor F	0	0	3.382.825.982	47.081.075.271	50.463.901.253	7,84	33,99	41,41	16,75	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 12, 16 - Corredor G	0	0	5.059.843.754	48.414.322.566	53.474.166.320	25,00	33,33	33,33	8,33	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 9, 34, 38, 66, 1V66 y A016 - Corredor H	0	0	3.730.873.929	40.979.540.364	44.710.414.293	19,88	32,01	29,04	19,07	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 3, 33, 229, 249 y 252 - Red de Accesos a Bahía Blanca	0	0	2.007.138.762	26.778.193.280	28.785.332.042	10,32	33,06	44,58	12,04	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 34 y 19 - Corredor I	0	0	1.942.687.915	36.535.083.550	38.477.771.465	12,47	19,65	27,21	40,90	100,00

27431

FOLIO Nº 63 CAMARA DE DIPUTADOS

FOLIO 131 H. SENADO DE LA NACION • MESA DE ENTRADAS

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

PARTICIPACIÓN PÚBLICO PRIVADA (PPP)

CONTRATACIÓN DE OBRAS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	CONCEPTO	FONDOS PÚBLICOS (en pesos)					AVANCE FÍSICO (en porcentajes)				
					2018	2019	2020	RESTO	TOTAL	2018	2019	2020	RESTO	TOTAL
					0	0	3.966.876.600	42 508.213 657	46 475.090.257	16,98	35,80	31,92	15,00	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 205, Autopista Buen Ayre y A002- Acceso Sur a Buenos Aires	0	0	1 340.925.582	10 949.942 400	12.290 867.982	16,51	50,19	33,30	0,00	100,00
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 40 y Ruta Nacional N° 47 - Provincia de Mendoza, Corredor Cuyo	0	0	2.417.984.906	33.953.888.870	36.371.873.776	8,33	33,33	33,33	25,00	100,00
57	604	44	10	Conexión Vial Santa Fe - Paraná - Construcción de Puente sobre el Río Paraná	0	0	2.417.984.906	33.953.888.870	36.371.873.776	8,33	33,33	33,33	25,00	100,00
57	604	44	10	Conexión Vial Resistencia - Corrientes - Construcción de Puente sobre el Río Paraná	0	0	0	25.080.675.728	25.080.675.728	33,33	33,33	33,33	0,00	100,00
57	327	66	1	Renovación y Mejoramiento de Vías Bahía Blanca - Añelo (Proyecto Vaca Muerta) - Provincias de Buenos Aires, Río Negro y Neuquén	0	0	0	26 031.747 223	26.031.747 223	38,42	45,34	16,23	0,00	100,00
58	328	77	0	Línea Extra Alta Tensión 500 kw Vinculación entre E.T. Río Diamente – E.T. Charlone Ampliaciones ET - Provincias de Buenos Aires y Mendoza	0	0	0	18.180.805.427	18 180 805 427	27,57	50,39	22,04	0,00	100,00
58	328	77	0	Nueva Línea Extra Alta Tensión 500 kw para la Vinculación de la ET Atucha II – ET Belgrano I, Ampliaciones ET - Provincia de Buenos Aires	0	0	0	4 545.201 357	4 545.201.357	27,57	50,39	22,04	0,00	100,00
58	328	77	0	Nueva Estación Transformadora 500/220 kw Oscar Smith y Nueva Línea Extra alta Tensión 500 kw - Provincia de Buenos Aires	0	0	0	27.059.518.033	27.059.518.033	11,34	49,12	39,54	0,00	100,00
58	328	77	0	Nueva Línea de Extra Alta Tensión 500 kV para la Vinculación de las ET Charlone - ET Intermedia - ET Plomer, Ampliaciones ET - Provincia de Buenos Aires	0	0	0	22 457.559.184	22 457 559.184	16,78	43,50	37,54	2,19	100,00
58	328	77	0	Nueva Línea Extra Alta Tensión 500 kV para la Vinculación de las ET Vivorata - ET Plomer, y Ampliaciones ET - Provincia de Buenos Aires	0	0	0	5.614.389.796	5 614 389.796	16,78	43,50	37,54	2,19	100,00
58	328	77	0	Nueva Estación Transformadora 500/220 kV Plomer para la vinculación de líneas- Provincia de Buenos Aires	0	0	0	19.443.276.138	19 443 276 138	15,23	49,43	35,35	0,00	100,00
58	328	77	0	Nueva Línea Extra Alta Tensión en 500kV para Vincular las ET Choele Choel - ET Puerto Madryn 2° Te Ruta Nacional N° a y Ampliaciones ET - Provincias de Chubut y Río Negro	0	0	0	20 532.406.399	20 532 406.399	0,00	34,96	45,05	19,99	100,00
58	328	77	0	Nueva Línea Extra Alta Tensión 500kV para la Vinculación de las ET Rodeo - ET La Rioja y Ampliaciones ET - Provincias de La Rioja y San Juan.	0	0	0	38.349.657.076	38.349.657.076	25,00	33,33	33,33	8,33	100,00
58	328	75	0	Proyecto de Recambio de Alumbrado Público	0	0	0	115.048.971.229	115.048.971.229	25,00	33,33	33,33	8,33	100,00
30	325	38	0	Programa de Desarrollo de Viviendas	0	0	0	22.166.101.790	22.166.101.790	33,33	33,33	33,33	0,00	100,00
30	325	73	0	Construcción Sistema de Riego Meseta Intermedia - Provincia de Chubut	0	0	0	7.976.728.672	7.976.728.672	33,33	33,33	33,33	0,00	100,00
30	325	73	0	Sistema de riego Mari Menuco - Provincia de Neuquén	0	0	0	24.236.983.272	24.236.983.272	33,33	33,33	33,33	0,00	100,00
30	325	73	0	Sistema de riego Negro Muerto - Provincia de Río Negro	0	0	0	76.699.314.153	76.699.314.153	0,00	20,00	20,00	60,00	100,00
30	325	73	0	Construcción Acueducto Río Subterráneo Norte - Provincia de Buenos Aires	0	0	0	34.514.691.369	34.514.691.369	0,00	33,33	33,33	33,33	100,00
30	325	73	0	Construcción Planta Depuradora Laferrere y Redes Asociadas - Provincia de Buenos Aires	0	0	0	26.844.759.953	26.844.759.953	0,00	37,14	31,43	31,43	100,00
30	325	73	0	Construcción Planta Depuradora Escobar - Provincia de Buenos Aires	0	0	0	15.339.862.831	15.339.862.831	0,00	50,00	25,00	25,00	100,00
30	325	73	0	Construcción Planta Depuradora Santa María - Provincia de Buenos Aires										

INLEG-2017-35565557-APN-SST#SLYT

PARTICIPACIÓN PÚBLICO PRIVADA (PPP)
CONTRATACIÓN DE OBRAS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	CONCEPTO	FONDOS PÚBLICOS (en pesos) 2018	2019	2020	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2018	2019	2020	RESTO	TOTAL
30	325	73	0	Construcción Plantas Depuradoras Norte y Sudoeste - Waste to Energy - Provincia de Buenos Aires	0	0	0	3.834.965.708	3.834.965.708	0,00	50,00	50,00	0,00	100,00
30	325	73	0	Reducción Agua no Contabilizada Gran Mendoza, Provincia de Mendoza	0	0	0	9.430.180.675	9.430.180.675	16,67	33,33	33,33	16,67	100,00
30	325	73	0	Sistema de Acueducto Norte	0	0	0	3.067.972.566	3.067.972.566	16,67	33,33	33,33	16,67	100,00
30	325	73	0	Desarrollo del Plan Micro y Macromedición de Aguas del Norte	0	0	0	690.293.827	690.293.827	16,67	33,33	33,33	16,67	100,00
30	325	73	0	Planta depuradora Gran Rosario, Provincia de Santa Fe	0	0	0	2.791.855.035	2.791.855.035	16,67	33,33	33,33	16,67	100,00
30	325	73	0	Planta Potabilizadora Santa Fe, Provincia de Santa Fe	0	0	0	5.100.504.391	5.100.504.391	16,67	33,33	33,33	16,67	100,00
30	325	73	0	Readecuación sistema cloacal San Miguel de Tucumán y Área Metropolitana, Provincia de Tucumán	0	0	0	4.601.958.849	4.601.958.849	16,67	33,33	33,33	16,67	100,00
57	327	66	2	Mejora en la Conectividad Ferroviaria de Cargas en Accesos Portuarios	0	0	0	21.169.010.706	21.169.010.706	18,84	34,06	16,30	30,80	100,00
57	327	66	2	Mejora de la Red de Cargas para Mejorar la Competitividad de las Economías Regionales	0	0	0	60.975.954.751	60.975.954.751	3,27	14,84	28,18	53,71	100,00
57	327	66	1	Corredores Viales de Acceso a Areas Metropolitanas	0	0	0	43.105.014.554	43.105.014.554	4,61	25,13	39,88	30,39	100,00
57	327	66	2	Mejora en la Conectividad Ferroviaria de Pasajeros del Area Metropolitana	0	0	0	46.403.085.062	46.403.085.062	4,30	23,31	37,02	35,37	100,00
57	327	66	1	RER - Estación Subterranea Constitución y Tunel de interconeccion - Etapa 1 - Fase 1	0	0	0	21.709.942.711	21.709.942.711	0,00	39,92	40,00	20,08	100,00
57	327	66	1	RER Estación Subterranea Obelisco y Tunel de interconección - Etapa 1 - Fase 2	0	0	0	70.971.086.427	70.971.086.427	3,78	16,24	26,24	53,73	100,00
57	327	66	1	RER - Estación Retiro Subterranea de las lineas Mitre/ Sarmiento + Distribuidor Retiro + Tunel desde Retiro a Correo Central Etapa 1 - Fase 3	0	0	0	55.231.579.802	55.231.579.802	0,00	0,00	15,63	84,37	100,00
57	327	66	1	RER- Electromecánica Roca - Subestación Eléctrica Retiro - Cálculo Electromecánica Roca y Subestación Eléctrica Retiro	0	0	0	23.615.315.147	23 615.315.147	0,00	0,00	14,00	86,00	100,00
30	325	73	0	Construcción Planta Depuradora El Jagüel -Provincia de Buenos Aires	0	0	0	6.135.945.132	6.135.945.132	0,00	50,00	25,00	25,00	100,00
30	325	73	0	Generación de energía en Planta de tratamiento de aguas residuales (Salta)	0	0	0	345.146.914	345.146.914	16,67	33,33	33,33	16,67	100,00
30	325	73	0	*Desagües cloacales para Fray M. Esquiú y Valle Viejo - Etapa II - Catamarca*	0	0	0	2.300.979.425	2.300.979.425	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Sistema Cloacal de la Ciudad de San Martín - Chaco*	0	0	0	2.377.678.739	2.377.678.739	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Sistema Cloacal de la Ciudad de Barranqueras - Chaco*	0	0	0	1.533.986.283	1.533.986.283	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Provisión de Agua Potable a la localidad de Corzuela - Chaco*	0	0	0	751.653.279	751.653.279	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Sistema cloacal Villa Ángela - Chaco*	0	0	0	1.955.832.511	1.955.832.511	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Ejecución de la red de abastecimiento de agua de la ciudad de Corzuela - Gral. Pinedo - Provincia del Chaco*	0	0	0	444.856.022	444.856.022	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Mejora del sistema de producción, transporte y distribución de Agua Potable de la Ciudad de Gualeguaychú - Entre Ríos*	0	0	0	2.914.573.938	2.914 573.938	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Sistema cloacal de la Ciudad de Concordia - Entre Ríos*	0	0	0	1.917.482.854	1.917.482.854	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Optimización y ampliación Planta depuradora Gualeguaychú - Entre Ríos*	0	0	0	690.293.827	690.293.827	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Remodelación integral del sistema cloacal de la Ciudad de Concepción del Uruguay - Entre Ríos*	0	0	0	1.917.482.854	1.917.482.854	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Acueducto del desarrollo formoseño - Formosa*	0	0	0	93.364.617.831	93.364.617.831	33,00	33,00	34,00	0,00	100,00
30	325	73	0	*Desarrollo del Plan Micro y Macromedición de Aguas de Formosa - Formosa*	0	0	0	613.594.513	613.594.513	33,00	33,00	34,00	0,00	100,00
30	325	73	1	*Aprovechamiento Hidrológico Los Blancos I y II - Mendoza*	0	0	0	120.734.691.387	120.734.691.387	33,00	33,00	34,00	0,00	100,00

PARTICIPACIÓN PÚBLICO PRIVADA (PPP)
CONTRATACIÓN DE OBRAS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	CONCEPTO	FONDOS PÚBLICOS (en pesos)					AVANCE FÍSICO (en porcentajes)				
					2018	2019	2020	RESTO	TOTAL	2018	2019	2020	RESTO	TOTAL
30	325	73	0	Expansión Servicios de Agua y Cloaca del Pedemonte de Gran Mendoza - Mendoza	0	0	0	4.916.426.037	4.916.426.037	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Sistema de saneamiento Campo Espejo - Mendoza	0	0	0	5.357.447.094	5.357.447.094	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Acueducto Los Monos - Santa Cruz	0	0	0	89.584.798.930	89.584.798.930	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Planta potabilizadora Río Gallegos - Santa Cruz	0	0	0	4.276.937.836	4.276.937.836	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Acueducto Rio Coronda - Santa Fe	0	0	0	17.640.842.255	17.640.842.255	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Planta Depuradora Santa Fe - Santa Fe	0	0	0	6.325.392.438	6.325.392.438	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Descarga de la laguna La Picasa - Santa Fe	0	0	0	19.098.129.224	19.098.129.224	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Renovación de tramos de agua potable obsoletos - Tucumán	0	0	0	14.388.791.335	14.388.791.335	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Renovación de tramos de redes cloacales obsoletos en Tucumán - Tucumán	0	0	0	9.119.548.453	9.119.548.453	33,00	33,00	34,00	0,00	100,00
30	325	73	0	Sistema cloacal de las localidades de Alderetes, Banda del Rio Salí y San Andrés - Tucumán	0	0	0	4.678.658.163	4.678.658.163	33,00	33,00	34,00	0,00	100,00
30	325	73	1	Complejo Hídrico Multipropósito Potrero del Clavillo - Tucumán / Catamarca	0	0	0	50.007.952.828	50.007.952.828	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autopista 9 Yala - Volcán - Jujuy	0	0	0	5.511.327.963	5.511.327.963	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Nueva Ruta RN 68 Salta - El Carril - Salta	0	0	0	2.755.663.982	2.755.663.982	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autopista RN 1V38 Famaillá - Concepción - Tucumán	0	0	0	7.348.437.284	7.348.437.284	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Nueva Conexión La Banda - Santiago del Estero - Santiago del Estero	0	0	0	5.511.327.963	5.511.327.963	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autopista RN 38 Av. Juan Chelemín - Portezuelo - Catamarca	0	0	0	4.133.495.972	4.133.495.972	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autovía RN 11 Rotonda Virgen El Carmen - Int. RN 81 - Formosa	0	0	0	2.755.663.982	2.755.663.982	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autovía RN 11 Int. RN 16 - Int. RP 90 - Chaco	0	0	0	5.511.327.963	5.511.327.963	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Autovía RN 14 Virasoro - San José - Corrientes	0	0	0	9.185.546.605	9.185.546.605	33,00	33,00	34,00	0,00	100,00
57	604	40	11	Pavimentación RP 8 Campo Grande - Jardín de América - Misiones	0	0	0	5.511.327.963	5.511.327.963	33,00	33,00	34,00	0,00	100,00
57	327	66	2	Recuperación Ramal C3 - Avía Terai - Pto. Barranquera - Chaco	0	0	0	6.889.159.954	6.889.159.954	33,00	33,00	34,00	0,00	100,00
57	327	66	2	Recuperación Ramal C15 - Embarcación - Cnel. Cornejo - Salta	0	0	0	4.592.773.303	4.592.773.303	33,00	33,00	34,00	0,00	100,00
57	327	66	2	Recuperación Ramal C14 - Güemes - Paso Socompa - Salta	0	0	0	8.266.991.945	8.266.991.945	33,00	33,00	34,00	0,00	100,00
57	327	66	2	Recuperación Ramal A-A2-A10 (Dean Funes - Serrezuela) Córdoba / La Rioja	0	0	0	11.481.933.256	11.481.933.256	33,00	33,00	34,00	0,00	100,00
57	327	66	2	Recuperación Corredor Rosario-Cba - Santa Fe / Córdoba	0	0	0	14.696.874.568	14.696.874.568	33,00	33,00	34,00	0,00	100,00
81	40			Ruta Nacional N° 40. Chorrillos - Ea San Julio	0	0	0	790.000.000	790.000.000	33,00	33,00	34,00	0,00	100,00
81	40			Ruta Nacional N° 3. Av. Leandro N. Alem - Bahía Lapataia	0	0	0	540.000.000	540.000.000	33,00	33,00	34,00	0,00	100,00
81	328			Proyecto de Interconexión ET Río Gallegos y Río Grande	0	0	0	6.093.304.059	6.093.304.059	33,00	33,00	34,00	0,00	100,00
81	328			Parque Eólico 6 MW Cabo Domingo	0	0	0	309.754.019	309.754.019	33,00	33,00	34,00	0,00	100,00
81	73			Azud cota 172 y Ampliación Planta 4 y Nueva Cisterna Monte Susana	0	0	0	398.000.000	398.000.000	33,00	33,00	34,00	0,00	100,00
81	73			Infraestructura de Agua y Cloacas. Nueva urbanización 60ha (IPV)-. Nueva Cisterna 2000 M3	0	0	0	310.000.000	310.000.000	33,00	33,00	34,00	0,00	100,00
				TOTAL			43.614.253.820	2.140.997.795.068	2.184.612.048.888					

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA		2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	TOTAL
40	[illegible]	[illegible]	[illegible]	Construcción del Complejo Penitenciario Federal Agote, Mercedes - Provincia de Buenos Aires - Etapa II	0	0					[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]										[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	310	99	0	Hospital Interzonal General de [illegible]							[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	310	99	0	Hospital Zonal General de Agudos Dr. Isidoro Iriarte, Quilmes - Provincia de Buenos Aires	0	0																
30	310	99	0	Construcción del Nuevo Hospital Zonal de Agudos Dr. Lucio Meléndez - Almirante Brown, Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	353.024.544	370.675.771	389.209.560	408.670.038	429.103.540	450.558.717	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	310	99	0	Construcción del Hospital Interzonal de Agudos Vicente López y Planes - General Rodríguez, Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	353.024.544	370.675.771	389.209.560	408.670.038	429.103.540	450.558.717	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	310	99	0	Construcción del Hospital Interzonal Neuropsiquiátrico Especial de Agudos y Crónicos Dr. Melchor Romero, Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	353.024.544	370.675.771	389.209.560	408.670.038	429.103.540	450.558.717	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			0	379.798.525	[illegible]	[illegible]	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	[illegible]	99	0	Nuevo Hospital Neuropsiquiátrico [illegible] - Provincia de Neuquén	0	0					[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	2.894.362.860	4.135.780.765	4.900.191.271	4.121.348.341	[illegible]	4.654.611.546	4.782.552.124	5.021.679.730	5.272.763.716	3.291.348.517	1.428.592.272	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional Nº 5 - Corredor B	0	0	3.809.564.900	4.596.622.827	4.444.766.150	4.151.674.778	[illegible]	4.577.221.443	4.808.082.516	5.048.386.641	5.296.705.973	2.606.698.612	725.120.[illegible]	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional Nº 7 - Corredor C	0	0	2.864.052.476	2.549.253.663	3.017.294.522	2.701.166.014	[illegible]	2.976.023.403	3.126.924.573	3.283.270.801	3.447.434.341	1.398.283.350	657.121.856	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	3.367.404.404	4.821.254.163	5.073.692.721	4.479.978.296	[illegible]	4.639.176.073	5.186.134.877	5.445.441.621	5.717.713.702	3.391.624.864	1.192.816.611	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 9, A008, A012, 1V11, 34, 11 y 193 - Corredor E	0	0	4.411.726.846	5.926.633.142	7.431.480.123	6.091.364.861	[illegible]	6.715.729.759	7.051.516.247	7.404.092.059	7.774.298.662	4.740.993.327	2.409.516.693	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 8 y 33 - Corredor F	0	0	3.382.625.982	5.291.626.877	5.204.099.037	4.680.182.143	[illegible]	5.159.878.763	5.417.672.701	5.688.786.336	5.973.204.853	3.647.928.186	1.103.368.322	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	5.059.843.754	5.892.324.223	5.180.015.043	5.020.629.965	[illegible]	5.535.244.536	5.612.008.763	6.102.607.101	6.407.737.456	2.803.385.137	568.710.879	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	3.730.873.929	4.151.190.789	4.719.660.430	4.161.837.997	[illegible]	4.588.426.392	4.817.847.711	5.058.740.097	5.311.677.102	2.683.385.059	1.116.953.960	0	0	0	0	44.710.414.293
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	2.007.136.782	3.219.298.490	2.857.617.934	2.678.008.[illegible]	[illegible]	2.952.503.918	3.100.129.113	3.255.135.569	3.417.892.348	2.031.921.467	453.776.860	0	0	0	0	29.765.332.042
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 34 y 19 - Corredor I	0	0	1.842.687.815	2.748.351.545	4.708.008.550	3.509.260.846	[illegible]	3.868.982.132	4.062.431.239	4.265.562.801	4.478.830.441	3.195.898.674	2.015.004.435	0	0	0	0	38.477.771.486
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	3.986.878.600	4.801.658.492	4.7[illegible].056.482	4.337.180.654	[illegible]	4.791.741.871	5.020.828.754	5.271.870.182	5.535.463.702	2.735.273.087	918.102.956	0	0	0	0	[illegible]
57	604	40	11	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas [illegible]	0	0	1.340.925.582	1.407.013.[illegible]	1.108.274.785	1.162.898.524	[illegible]	1.282.986.598	1.347.114.928	1.414.470.674	1.485.194.208	519.348.073	0	0	0	0	0	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			2.417.984.906	3.300.549.396	3.998.742.537	3.358.663.731	[illegible]							0	0	0	0	[illegible]
57	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]							0	0	0	0	[illegible]
57	[illegible]	[illegible]	[illegible]	[illegible] - Provincia de Buenos Aires [illegible]	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.479.987.512	1.563.988.882	1.631.880.232	1.713.270.543	1.798.934.070	1.888.880.774	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	0	Línea Extra Alta Tensión 500 kV Vinculación entre E.T. Río Diamante – E.T. Charlone Ampliaciones ET - Provincias de Buenos Aires y Mendoza	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.539.109.362	1.612.914.830	1.693.580.572	1.778.236.901	1.867.150.531	1.960.508.057	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	0	Nueva Línea Extra Alta Tensión 500 kV para la Vinculación de la ET Atucha I – ET Belgrano I, Ampliaciones ET - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.072.832.538	1.126.474.164	1.162.797.873	1.241.937.796	1.304.034.655	1.369.236.387	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	[illegible]	[illegible]	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	269.208.134	281.616.541	295.699.458	310.484.442	326.008.664	342.309.097	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	[illegible]	[illegible]	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.596.757.159	1.676.595.027	1.760.424.778	1.848.446.017	1.940.868.318	2.037.911.734	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	0	Nueva Línea Extra Alta Tensión 500 kV para la Vinculación de las ET Vivoratá - ET Plomer, y Ampliaciones ET - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.326.199.827	1.391.459.618	1.461.032.609	1.534.084.450	1.610.788.672	1.691.328.106	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	0	Nueva Estación Transformadora 500/220 kV Plomer para la vinculación de líneas - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	331.299.987	347.864.955	365.258.202	383.521.112	402.697.168	422.832.026	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	77	0	Nueva Línea Extra Alta Tensión [illegible] Puerto Madryn [illegible] Ruta Nacional Nº [illegible] y Ampliaciones ET - Provincias de Chubut y Río Negro	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.147.329.768	1.204.696.257	1.264.931.069	1.328.177.623	1.394.586.504	1.464.315.829	1.537.531.621	1.614.408.202	1.695.128.612	[illegible]	[illegible]
58	328	77	0	Nueva Línea Extra Alta Tensión [illegible] ET Rodeo - ET La Rioja y Ampliaciones ET - Provincias de La Rioja y San Juan	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	1.211.698.398	1.272.179.256	1.336.787.169	1.402.576.527	1.472.705.364	1.546.340.621	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	328	75	0	Proyecto de Recambio de Alumbrado Público	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	2.292.677.847	2.376.126.739	2.494.933.076	2.619.679.730	2.750.663.716	2.888.196.902				[illegible]	[illegible]
30	325	[illegible]	[illegible]	Programa de Desarrollo de Viviendas	0	0	0	11.170.544.845	[illegible]	[illegible]	[illegible]										[illegible]	115.048.971.229
30	325	73	0	Construcción Sistema de Riego [illegible] - Provincia de Chubut	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]										[illegible]	[illegible]
30	325	73	0	Sistema de riego Mari Menuco - Provincia de Neuquén	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]										[illegible]	[illegible]
30	[illegible]	[illegible]	[illegible]	Sistema de riego Negro Muerto - Provincia de Río Negro	0				[illegible]	[illegible]	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]										[illegible]	[illegible]
30	325	73	0	Construcción Planta Depuradora [illegible] y Redes Asociadas - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]										[illegible]	[illegible]
30	325	73	[illegible]	Construcción Planta Depuradora [illegible] - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]										[illegible]	[illegible]
30	[illegible]	73	[illegible]	Construcción Planta Depuradora [illegible] - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]										[illegible]	[illegible]
30	325	73	[illegible]	Construcción Plantas Depuradoras Norte y Sudoeste - Waste to Energy - Provincia de Buenos Aires	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	325	73	0	Reducción Agua no Contabilizada Gran Mendoza, Provincia de Mendoza	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]							[illegible]	181.038.226	190.080.139	199.584.[illegible]	209.574.378	220.053.097	231.055.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3.007.972.566
30	325	73	0	Desarrollo del Plan Micro y Macromedición de Aguas del Norte	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	40.733.601	42.770.281	44.908.[illegible]	47.154.235	49.511.947	51.987.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	[illegible]	[illegible]	[illegible]	Planta depuradora Gran Rosario, Provincia de Santa Fe	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	220.773.771	231.812.460	243.403.083	[illegible]	[illegible]

										272.994.153	288.643.687											5.160.564.391
30	325	73	0	Readecuación sistema cloacal San Miguel de Tucumán y Área Metropolitana, Provincia de Tucumán	0	0																4.661.958.849
57	327	66	2	Mejora en la Conectividad Ferroviaria de Cargas en Accesos Portuarios	0	0				1.133.928.384	1.189.679.782											21.169.018.706
57	327	66	2	[illegible]	0	0				3.263.814.339	3.426.795.025											68.075.954.751
										3.337.108.482	3.422.483.904	2.843.587.100	2.670.766.455	2.804.304.777	2.944.520.016	3.091.746.017	3.248.333.318	3.408.649.984	3.579.082.483	3.758.036.607	3.945.938.437	43.165.314.594
										2.483.831.011	2.687.812.509											48.403.265.062
57	327	66	6	RER - Estación Subterránea Constitución y Túnel de interconexión - Etapa 1 - Fase 1	0	0				1.161.980.653	1.220.079.085	1.281.083.0[illegible]										21.709.840.711
57	327	66	6	RER Estación Subterránea Obelisco y Túnel de interconexión - Etapa 1 - Fase 2	0	0				3.799.583.451	3.989.512.634	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70.671.666.421
57	327	66	6	RER - Estación Retiro Subterránea de las líneas Mitre/ Sarmiento + Distribuidor Retiro + Túnel desde Retiro a Correo Central Etapa 1 - Fase 2	0	0	0	5.362.645.429	2.810.388.648	2.950.158.291	3.163.966.205	3.259.184.516	3.422.122.741	3.593.228.878	3.772.890.322	3.961.534.838	4.159.611.580	4.367.592.159	4.585.971.767	4.815.270.356	5.056.033.873	55.737.579.882
57	327	66	6	RER - Electromecánica Roca - Subestación Eléctrica Retiro - Cálculo Electromecánica Roca y Subestación Eléctrica Retiro	0	0	0	2.292.901.311	1.309.773.188	1.263.961.848	1.327.159.940	1.398.617.937	1.483.193.834	1.536.353.526	1.613.171.202	1.693.828.762	1.778.621.250	1.867.447.313	1.960.819.678	2.058.860.662	2.161.803.695	23.619.378.147
30	325	73	0	Construcción Planta Depuradora El Jagüel - Provincia de Buenos Aires	0	0				328.414.918	344.834.719											6.108.945.122
30	325	73	0	Generación de energía en Planta de tratamiento de aguas residuales (Salta)	0	0	0	33.511.635	17.363.608	18.473.259	19.396.953	20.366.801	21.385.141	22.454.398	23.577.1[illegible]							345.146.914
30	325	73	0	Desagües cloacales para Fray M. Esquiú y Valle Viejo - Etapa II - Catamarca	0	0				123.155.257	128.313.020					165.039.823	173.291.814					2.300.979.425
30	325	73	0	Sistema Cloacal de la Ciudad de San Martín - Chaco	0	0				127.988.430	133.623.454	140.304.626	147.319.858	154.685.851	162.420.147							2.377.878.728
30	325	73	0	Sistema Cloacal de la Ciudad de Barranqueras - Chaco	0	0				82.103.509	86.208.080	90.519.114	95.045.070	99.787.323	104.787.189	110.028.549	115.527.876	121.304.270	127.369.[illegible]	133.737.958	140.424.855	1.533.985.280
30	325	73	0	Provisión de Agua Potable a la localidad de Corzuela - Chaco	0	0				40.230.711	42.242.253											751.983.273
30	325	73	0	Sistema cloacal Villa A[illegible]	0	0				124.681.969	130.915.067											1.609.852.511
30	325	73	0	Ejecución de la red de abastecimiento de agua de la ciudad de Corzuela - Gral. Pinedo - Provincia del Chaco	0	0	0	43.193.773	22.676.206	23.810.015	25.000.517	26.250.543	27.563.070	28.941.224	30.388.285	31.907.699	33.503.084	35.178.238	36.937.150	38.784.008	40.723.208	444.898.327
30	325	73	0	Mejora del sistema de producción, transporte y distribución de Agua Potable de la Ciudad de Gualeguaychú - Entre Ríos	0	0	0	292.907.136	148.599.240	155.996.650	163.795.402	171.985.318	180.585.632	189.614.914	199.096.669	209.050.442	219.502.965	230.478.113	242.002.018	254.102.119	266.807.225	2.914.573.838
30	325	73	0	Sistema cloacal de la Ciudad de Concordia - Entre Ríos	0	0				102.629.384	107.760.896	113.148.892	118.806.337	124.746.654	130.983.986	137.533.186	144.409.845	151.630.337	159.211.854	167.172.447	175.531.069	1.917.482.854
30	325	73	0	Optimización y ampliación Planta depuradora Gualeguaychú - Entre Ríos	0	0				38.946.577	38.793.908					[illegible]	[illegible]					690.283.827
30	325	73	0	Remodelación integral del sistema cloacal de la Ciudad de Concepción del Uruguay - Entre Ríos	0	0				102.629.384	107.760.896								159.211.854	167.172.447	175.531.069	1.917.482.854
30	325	73	0	Acueducto del desarrollo formoseño - Formosa	0	0	0	9.068.128.003	4.759.189.202	4.997.151.912	5.247.009.402	5.509.359.872	5.784.827.866	6.074.069.259	6.377.772.7[illegible]	6.696.661.358	7.031.494.426					90.364.617.831
30	325	73	0	Desarrollo del Plan Micro y Macromedición de Aguas de Formosa - Formosa	0	0				32.841.400	34.483.472											613.564.513
30	325	73	0	Aprovechamiento Hidrológico Los Blancos I y II - Mendoza	0	0				6.460.679.456	6.785.163.402	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]				120.734.891.387
30	325	73	0	Expansión Servicios de Agua y Cloaca del Pedemonte de Gran Mendoza - Mendoza	0	0	0	417.394.617	260.611.174	263.141.733	276.298.819	290.113.760	304.619.448	319.850.42[illegible]								4.516.428.037
30	325	73	0	Sistema de saneamiento Campo Espejo - Mendoza	0	0	0	520.175.038	273.091.880	285.746.496	301.603.814											5.357.447.074
30	325	73	0	Acueducto Los Monos - Santa Cruz	0	0				4.794.844.671	5.034.586.865	5.286.316.250	5.550.632.062	5.828.163.665	6.119.571.849	6.425.550.441	6.746.827.963	7.084.169.361	7.438.377.829	7.810.296.721	8.200.811.557	89.584.798.930
30	325	73	0	Planta potabilizadora Río Gallegos - Santa Cruz	0	0				228.914.423	240.360.145	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	322.105.582	338.210.861				4.378.837.838
30	325	73	0	Acueducto Río Coronda - Santa Fe	0	0	0	1.712.916.817	859.229.880	944.180.323	991.389.819	1.040.959.8[illegible]					1.328.570.575	1.394.999.104	1.464.749.[illegible]	[illegible]	1.614.885.837	17.880.643.256
30	325	73	0	Planta Depuradora Santa Fe - Santa Fe	0	0				338.553.801	355.481.491						476.379.197	500.198.157	525.208.065	551.468.469	579.041.891	6.206.592.438
30	325	73	0	Descarga de la laguna La Picasa - Santa Fe	0	0				1.022.165.633	1.073.290.094	1.126.953.866	1.183.311.118	1.242.476.679	1.304.808.505				1.685.750.068	1.663.037.571	1.748.289.450	16.098.129.224
30	325	73	0	Renovación de tramos de agua potable obsoletos - Tucumán	0	0				778.170.824	806.637.417	849.068.258	891.522.752	936.098.890	982.903.835				1.194.725.754	1.254.462.042	1.317.185.144	14.366.791.330
30	325	73	0	Renovación de tramos de redes cloacales obsoletas en Tucumán - Tucumán	0	0				488.105.335	512.510.602	538.136.1[illegible]										9.119.548.453
30	325	73	0	Sistema cloacal de las localidades de Alderetes, Banda del Río Salí y San Andrés - Tucumán	0	0				250.418.069	262.938.474								[illegible]	[illegible]	429.288.899	4.678.658.353
30	325	73	9	Complejo Hídrico Multipropósito Potrero del Clavillo - Tucumán / Catamarca	0	0	0	4.865.463.494	2.549.110.336	2.676.574.253	2.810.402.964	2.950.923.112	3.098.469.268	3.253.392.731	3.416.062.368				4.152.246.198	4.359.857.419	4.577.850.287	50.057.852.626
57	604	40	11	Autopista 9 Yala - Volcán - Jujuy	0	0				294.982.851	309.731.784	325.218.373	341.479.29[illegible]	358.553.256	376.480.919				457.614.910	480.495.656	504.520.439	5.511.727.985
57	604	40	11	Nueva Ruta RN 68 Salta - El Carril - Salta	0	0				147.491.775	154.865.892											2.755.863.993
57	604	40	11	Autopista RN 1V38 Famaillá - Concepción - Tucumán	0	0				393.312.202	412.978.712								610.153.214	640.660.874	672.693.918	7.348.437.284
57	604	40	11	Nueva Conexión La Banda - Santiago del Estero - Santiago del Estero	0	0				294.982.851	309.731.784	325.218.373	341.479.292	358.553.256	376.480.919				457.614.910	480.495.656	504.520.439	5.511.727.985
57	604	40	11	Autopista RN 38 Av. Juan Chelemín - Portezuelo - Catamarca	0	0	0	401.336.945	210.704.994	221.239.885	232.299.838											4.133.455.977
57	604	40	11	Autovía RN 11 Rotonda Vegas - El Carmen - Int. RN [illegible] - Formosa	0	0				147.491.775	154.865.892											2.755.863.993
57	604	40	11	Autovía RN 11 Int. RN 16 - Int. RP 90 - Chaco	0	0				294.982.851	309.731.784								457.614.910	480.495.656	504.520.439	5.511.727.985
57	604	40	11	Autovía RN 14 Virasoro - San José - Corrientes	0	0				490.637.730	515.218.840											9.166.545.605
57	604	40	11	Pavimentación RP 8 Campo Grande - Jardín de América - Misiones	0	0				294.982.851	309.731.784	[illegible]	[illegible]	[illegible]	[illegible]							5.511.727.985
57	327	66	2	Recuperación [illegible] - Av. Tacal - Pto. [illegible] - Chaco	0	0				355.728.314	367.184.730								572.018.638	600.619.570	630.650.549	6.888.119.954
57	327	66	2	Recuperación Ramal C15 - Embarcación - Cnel. Cornejo - Salta	0	0				246.818.679	259.159.620					329.430.894	345.891.845	363.186.437	381.345.759	400.413.047	420.433.699	4.593.173.300
57	327	66	2	Recuperación Ramal C14 - Cabrera - Paso Socompa - Salta	0	0	0	802.673.981	421.403.788	442.473.977	464.597.676											8.256.991.941
57	327	66	2	Recuperación Ramal A A7-A10 (Dean Funes - Serrezuela) Córdoba / La Rioja	0	0				614.547.180	645.274.980											11.481.903.288
57	327	66	2	Recuperación Corredor Rosario-Cba - Santa Fe / Córdoba	0	0				786.520.404	825.851.424											14.696.574.905
61	40			Ruta Nacional Nº 40. Chorrillos - [illegible]				79.000.000	79.000.000	79.000.000	79.000.000											790.000.000
61	40			Ruta Nacional Nº 3. Av. Leandro N. Alem - Bahía Lapataia						54.000.000	54.000.000											540.000.000
61	326			Proyecto de interconexión ET Río Gallegos y Río Grande						563.591.690	580.809.443											6.063.304.099
61	326			Parque Eólico 6 MW Cabo Corri[illegible]				27.020.000	27.820.000	28.085.918	29.525.494					34.228.108	30.254.971					306.754.010
								39.800.000	39.800.000	39.000.000	39.500.000											308.000.000
61	73			Infraestructura de Agua y Cloacas Nueva urbanización 60ha (IPV)- Nueva Cisterna 2000 M3						31.000.000	31.000.000											310.000.000
							43.614.362.839	311.[illegible]	143.644.487.188	140.081.593.919	147.042.532.458											2.164.912.846.665

27431

TÍTULO II
Planilla Nº 1
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	15.523.616.938	0	2.976.971.879	0	0	0	18.500.588.817
Poder Judicial de la Nación	34.189.029.854	0	177.000.000	0	0	0	34.366.029.854
Ministerio Público	11.876.775.175	0	1.414.000	0	0	0	11.878.189.175
Presidencia de la Nación	4.162.082.606	2.178.680.000	2.675.921.570	0	0	904.570.133	9.921.254.309
Secretaría General	3.787.566.216	0	1.096.743.000	0	0	904.570.133	5.788.879.349
Secretaría Legal y Técnica	374.516.390	0	0	0	0	0	374.516.390
Agencia Federal de Inteligencia	0	2.178.680.000	0	0	0	0	2.178.680.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	0	0	1.133.307.000	0	0	0	1.133.307.000
Consejo Nacional de Coordinación de Políticas Sociales	0	0	445.871.570	0	0	0	445.871.570
Jefatura de Gabinete de Ministros	3.817.966.117	0	0	2.223.245.665	0	467.347.123	6.508.558.905
Ministerio de Modernización	2.222.455.402	0	80.828.568	653.081.061	0	0	2.956.365.031
Ministerio del Interior, Obras Públicas y Vivienda	6.902.897.697	0	42.845.324.760	231.530.829	0	7.574.294.350	57.554.047.636
Ministerio de Relaciones Exteriores y Culto	8.295.035.945	0	208.303.320	0	0	0	8.503.339.265
Ministerio de Justicia y Derechos Humanos	2.548.025.031	11.898.748.967	6.199.845.678	0	0	3.419.921.869	24.067.541.545
Ministerio de Justicia y Derechos Humanos	2.548.025.031	1.248.692.341	45.502.038	0	0	3.419.921.869	7.262.141.279
Servicio Penitenciario Federal	0	10.651.056.626	6.154.343.640	0	0	0	16.805.400.266
Ministerio de Seguridad	0	73.388.109.731	22.285.409.318	0	0	0	95.673.519.049
Ministerio de Seguridad	0	4.924.606.920	51.170.751	0	0	0	4.975.777.671
Policía Federal Argentina	0	23.339.467.294	3.880.945.504	0	0	0	27.220.412.798
Gendarmería Nacional	0	25.527.837.070	11.380.808.795	0	0	0	36.908.645.865
Prefectura Naval Argentina	0	16.240.512.041	6.841.238.374	0	0	0	23.081.750.415
Policía de Seguridad Aeroportuaria	0	3.355.686.406	131.245.894	0	0	0	3.486.932.300
Ministerio de Defensa	0	58.138.448.310	20.265.606.793	1.016.570.709	0	2.301.491.748	81.722.117.560
Ministerio de Defensa	0	1.916.234.176	692.533.446	129.813.195	0	2.301.491.748	5.040.072.565
Estado Mayor General del Ejército	0	29.331.296.274	8.584.186.295	0	0	0	37.915.482.569
Estado Mayor General de la Armada	0	15.604.966.590	5.499.857.423	0	0	0	21.104.824.013
Estado Mayor General de la Fuerza Aérea	0	10.903.352.038	4.657.938.228	886.757.514	0	0	16.448.047.780
Estado Mayor Conjunto de las Fuerzas Armadas	0	382.599.232	831.091.401	0	0	0	1.213.690.633
Ministerio de Hacienda	4.744.304.492	0	0	0	0	198.644.925	4.942.949.417
Ministerio de Producción	0	0	0	5.517.697.625	0	1.749.241.573	7.266.939.198
Ministerio de Agroindustria	821.808.682	0	0	4.968.673.641	0	1.273.524.421	7.064.006.744
Ministerio de Turismo	0	0	0	1.866.494.543	0	111.623.024	1.978.117.567
Ministerio de Transporte	0	0	0	54.199.157.548	0	39.343.893.127	93.543.050.675
Ministerio de Energía y Minería	0	0	0	96.415.895.131	0	3.309.920.675	99.725.815.806
Ministerio de Finanzas	885.258.953	0	0	0	0	603.698.265	1.468.957.218

TÍTULO II
Planilla Nº 1 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Educación	0	0	162.767.658.324	0	0	399.702.263	163.167.360.587
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	3.934.570.565	0	0	15.075.486.543	19.010.057.108
Ministerio de Cultura	0	0	2.991.387.931	0	0	976.841.520	3.968.229.451
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	9.115.980.729	0	0	250.006.600.000	259.122.580.729
Ministerio de Salud	0	0	38.994.077.869	0	0	7.420.505.608	46.414.583.477
Ministerio de Ambiente y Desarrollo Sustentable	0	0	0	4.145.281.473	0	1.034.543.701	5.179.825.174
Ministerio de Desarrollo Social	0	0	173.599.561.093	0	0	400.657.985	174.000.219.078
Servicio de la Deuda Pública	0	0	0	0	406.387.000.000	0	406.387.000.000
Obligaciones a Cargo del Tesoro	37.339.651.937	200.000.000	16.029.951.998	76.543.696.750	0	1.778.679.016	131.891.979.701
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**133.308.908.829**	**145.804.987.008**	**505.149.814.395**	**247.781.324.975**	**406.387.000.000**	**338.351.187.869**	**1.776.783.223.076**

27431

TÍTULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Poder Legislativo Nacional	16.664.387.760	1.570.152.595	18.234.540.355	0	0	814.404	53.422.999	18.288.777.758	211.811.059	0	0	211.811.059	18.500.588.817
Poder Judicial de la Nación	32.355.413.860	1.121.149.000	33.476.562.860	0	177.000.000	0	35.000	33.653.597.860	712.431.994	0	0	712.431.994	34.366.029.854
Ministerio Público	11.591.715.172	224.896.018	11.816.611.190	0	1.414.000	80.000	84.000	11.818.189.190	59.999.985	0	0	59.999.985	11.878.189.175
Presidencia de la Nación	3.589.539.000	3.764.815.983	7.354.354.983	0	0	616.323	1.052.926.694	8.407.898.000	444.525.176	164.260.000	0	608.786.176	9.016.684.176
Secretaría General	1.010.495.000	2.778.294.455	3.788.789.455	0	0	0	604.457.545	4.393.247.000	391.062.216	100.000.000	0	491.062.216	4.884.309.216
Secretaría Legal y Técnica	294.165.000	61.894.000	356.059.000	0	0	0	0	356.059.000	18.457.390	0	0	18.457.390	374.516.390
Agencia Federal de Inteligencia	1.578.680.000	600.000.000	2.178.680.000	0	0	0	0	2.178.680.000	0	0	0	0	2.178.680.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	389.404.000	262.629.745	652.033.745	0	0	516.323	412.616.932	1.065.167.000	3.880.000	64.260.000	0	68.140.000	1.133.307.000
Consejo Nacional de Coordinación de Políticas Sociales	316.795.000	61.997.783	378.792.783	0	0	100.000	35.852.217	414.745.000	31.126.570	0	0	31.126.570	445.871.570
Jefatura de Gabinete de Ministros	1.457.830.000	3.748.218.703	5.206.048.703	0	0	567.304	380.085.993	5.586.702.000	474.509.782	0	0	474.509.782	6.041.211.782
Ministerio de Modernización	1.191.081.496	714.161.069	1.905.242.565	0	0	0	80.500.000	1.985.742.565	497.622.466	473.000.000	0	970.622.466	2.956.365.031
Ministerio del Interior, Obras Públicas y Vivienda	1.749.910.011	2.634.754.459	4.384.664.470	0	0	171.156	3.573.055.020	7.957.890.646	887.207.022	41.134.655.618	0	42.021.862.640	49.979.753.286
Ministerio de Relaciones Exteriores y Culto	6.119.670.000	1.781.360.190	7.901.030.190	0	0	0	510.335.810	8.411.366.000	91.973.265	0	0	91.973.265	8.503.339.265
Ministerio de Justicia y Derechos Humanos	11.101.440.108	2.051.472.892	13.152.913.000	0	5.752.100.000	5.947.142	774.100.150	19.685.060.292	932.356.430	30.202.954	0	962.559.384	20.647.619.676
Ministerio de Justicia y Derechos Humanos	1.315.594.082	889.599.496	2.205.193.578	0	0	5.947.142	763.840.150	2.974.980.870	837.035.586	30.202.954	0	867.238.540	3.842.219.410
Servicio Penitenciario Federal	9.785.846.026	1.161.873.396	10.947.719.422	0	5.752.100.000	0	10.260.000	16.710.079.422	95.320.844	0	0	95.320.844	16.805.400.266
Ministerio de Seguridad	75.153.844.213	5.655.636.408	80.809.480.621	74.221	10.813.698.848	9.300.853	1.157.989.265	92.790.543.808	2.794.008.441	88.966.800	0	2.882.975.241	95.673.519.049
Ministerio de Seguridad	743.657.213	1.039.829.479	1.783.486.692	0	0	1.845.243	1.050.795.025	2.846.126.960	2.040.683.911	88.966.800	0	2.129.650.711	4.975.777.671
Policía Federal Argentina	25.722.874.998	1.271.479.600	26.994.354.598	47.500	0	4.756.900	55.818.000	27.054.976.998	165.433.800	0	0	165.433.800	27.220.412.798
Gendarmería Nacional	28.456.012.004	2.020.001.631	30.476.013.635	26.721	6.220.308.848	2.493.648	4.680.000	36.703.522.852	205.123.013	0	0	205.123.013	36.908.645.865
Prefectura Naval Argentina	17.076.777.997	1.094.494.938	18.171.272.935	0	4.593.390.000	203.062	0	22.764.865.997	316.884.418	0	0	316.884.418	23.081.750.415
Policía de Seguridad Aeroportuaria	3.154.522.001	229.830.760	3.384.352.761	0	0	0	36.696.240	3.421.049.001	65.883.299	0	0	65.883.299	3.486.932.300
Ministerio de Defensa	66.346.073.713	11.534.627.745	77.880.701.458	412.316	131.560	5.680.926	144.081.773	78.030.988.033	1.389.637.779	0	0	1.389.637.779	79.420.625.812
Ministerio de Defensa	1.084.953.248	1.326.122.413	2.411.075.661	1.500	0	500.100	138.698.454	2.550.275.715	188.305.102	0	0	188.305.102	2.738.580.817
Estado Mayor General del Ejército	32.951.395.812	4.364.679.087	37.316.074.899	0	131.560	1.026.210	1.671.284	37.318.903.953	596.578.616	0	0	596.578.616	37.915.482.569
Estado Mayor General de la Armada	18.482.538.441	2.121.046.494	20.603.584.935	0	0	1.094.789	2.800.269	20.607.479.973	497.344.040	0	0	497.344.040	21.104.824.013
Estado Mayor General de la Fuerza Aérea	13.683.726.554	2.653.744.280	16.337.470.834	410.816	0	2.946.142	872.724	16.341.702.516	106.345.264	0	0	106.345.264	16.448.047.780

TÍTULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSIÓN REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Estado Mayor Conjunto de las Fuerzas Armadas	143.459.658	1.069.035.471	1.212.495.129	0	0	91.705	39.042	1.212.625.876	1.064.757	0	0	1.064.757	1.213.690.633
Ministerio de Hacienda	2.532.574.633	1.937.470.805	4.470.045.438	3.486.023	0	0	14.939.780	4.488.471.241	255.833.251	0	0	255.833.251	4.744.304.492
Ministerio de Producción	1.270.400.551	1.972.331.334	3.242.731.885	1.600.000	0	8.050.000	1.410.309.694	4.662.691.579	181.499.414	634.209.132	39.297.500	855.006.046	5.517.697.625
Ministerio de Agroindustria	2.462.867.570	319.314.196	2.782.181.766	0	0	40.000	1.544.649.804	4.326.871.570	279.787.206	1.078.657.512	105.166.035	1.463.610.753	5.790.482.323
Ministerio de Turismo	413.872.000	509.689.000	923.561.000	0	0	0	129.811.000	1.053.372.000	757.522.543	55.600.000	0	813.122.543	1.866.494.543
Ministerio de Transporte	995.820.892	1.284.593.466	2.280.414.358	0	0	75.000	43.394.134.385	45.674.623.743	3.254.587.112	3.469.946.693	1.800.000.000	8.524.533.805	54.199.157.548
Ministerio de Energía y Minería	930.551.438	703.704.350	1.634.255.788	3.465.000	0	250.000	88.828.154.677	90.466.125.465	2.262.913.676	3.646.203.574	40.652.416	5.949.769.666	96.415.895.131
Ministerio de Finanzas	408.512.134	301.779.265	710.291.399	0	0	0	60.000.000	770.291.399	57.377.554	37.590.000	0	94.967.554	865.258.953
Ministerio de Educación	1.403.540.000	1.442.809.679	2.846.349.679	0	0	2.000.000	136.917.031.148	139.765.380.827	4.208.954.072	18.793.323.425	0	23.002.277.497	162.767.658.324
Ministerio de Ciencia, Tecnología e Innovación Productiva	484.066.000	563.622.021	1.047.688.021	0	0	0	1.989.177.979	3.036.866.000	697.704.565	0	200.000.000	897.704.565	3.934.570.565
Ministerio de Cultura	1.520.640.000	1.093.072.323	2.613.712.323	0	0	0	153.654.625	2.767.366.948	220.020.983	4.000.000	0	224.020.983	2.991.387.931
Ministerio de Trabajo, Empleo y Seguridad Social	1.994.495.210	1.124.514.688	3.119.009.898	2.467.361	0	6.403.003	5.690.762.175	8.820.642.437	244.124.299	51.213.993	0	295.338.292	9.115.980.729
Ministerio de Salud	2.913.515.095	12.454.295.211	15.367.810.306	0	0	12.609.111	22.787.761.647	38.168.181.064	443.646.380	382.250.425	0	825.896.805	38.994.077.869
Ministerio de Ambiente y Desarrollo Sustentable	708.203.365	254.331.061	962.534.426	0	0	0	589.494.574	1.552.029.000	1.200.699.986	1.392.552.487	0	2.593.252.473	4.145.281.473
Ministerio de Desarrollo Social	4.689.044.612	5.476.142.189	10.165.186.801	0	120.827.800.000	572.000	42.320.610.841	173.314.169.642	155.836.389	129.555.062	0	285.391.451	173.599.561.093
Servicio de la Deuda Pública	0	1.355.000.000	1.355.000.000	405.032.000.000	0	0	0	406.387.000.000	0	0	0	0	406.387.000.000
Obligaciones a Cargo del Tesoro	0	44.370.000	44.370.000	0	0	0	60.745.417.323	60.789.787.323	0	63.040.147.362	6.283.366.000	69.323.513.362	130.113.300.685
TOTAL	250.049.008.833	65.638.284.650	315.687.293.483	405.043.504.921	137.572.144.408	55.157.222	414.282.526.356	1.272.640.626.390	22.716.591.829	134.606.335.037	8.468.481.951	165.791.408.817	1.438.432.035.207

27431

TÍTULO II
Planilla Nº 3
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, SUBJURISDICCIÓN	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	18.361.195.817	139.393.000	0	0	18.500.588.817	0	0	0	18.500.588.817
Poder Judicial de la Nación	12.074.059.624	22.291.970.230	0	0	34.366.029.854	0	0	0	34.366.029.854
Ministerio Público	11.820.641.419	26.863.766	0	29.999.990	11.877.505.175	684.000	0	684.000	11.878.189.175
Presidencia de la Nación	8.694.375.644	43.252.164	0	1.183.626.501	9.921.254.309	0	0	0	9.921.254.309
Secretaría General	4.651.424.835	2.000.000	0	1.135.454.514	5.788.879.349	0	0	0	5.788.879.349
Secretaría Legal y Técnica	356.059.000	0	0	18.457.390	374.516.390	0	0	0	374.516.390
Agencia Federal de Inteligencia	2.178.680.000	0	0	0	2.178.680.000	0	0	0	2.178.680.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	1.119.829.708	13 477 292	0	0	1.133.307.000	0	0	0	1.133.307.000
Consejo Nacional de Coordinación de Políticas Sociales	388.382.101	27.774.872	0	29.714.597	445.871.570	0	0	0	445.871 570
Jefatura de Gabinete de Ministros	5.991.010.386	20.133.225	0	497 415.294	6.508.558.905	0	0	0	6.508.558.905
Ministerio de Modernización	1.736 431.207	80.000.000	591.999.860	329.677.666	2.738.108.733	0	218.256.298	218.256.298	2.956.365.031
Ministerio del Interior, Obras Públicas y Vivienda	8.815.944.493	2.869.496.183	10.000.000	37.540.899.099	49.236.339.775	982.000	8.316.725.861	8.317.707.861	57.554.047.636
Ministerio de Relaciones Exteriores y Culto	7.183.945.756	1.226.088.244	0	91.973.265	8.502.007.265	1.332.000	0	1.332.000	8.503.339.265
Ministerio de Justicia y Derechos Humanos	8.171.053.237	10.670.514.314	4.345 700.000	880.273.994	24.067.541.545	0	0	0	24.067.541.545
Ministerio de Justicia y Derechos Humanos	89.283.160	6.300.560.859	0	872.297.240	7.262.141.279	0	0	0	7.262.141.279
Servicio Penitenciario Federal	8.081.770.057	4.369.953.455	4.345.700.000	7.976.754	16.805.400.266	0	0	0	16.805.400.266
Ministerio de Seguridad	80.402.965.755	10.157.189.483	2.929.147.519	1.843.103.780	95.332.406.537	0	341.112.512	341.112.512	95.673.519.049
Ministerio de Seguridad	2.247.265.654	962.649.516	0	1.539.380.001	4.749.275.171	0	226.502.500	226.502.500	4.975.777.671
Policía Federal Argentina	26.743.538.998	311.440.000	0	165.433.800	27.220.412.798	0	0	0	27.220.412.798
Gendarmería Nacional	29.997.771.465	5.455.592.866	1.276.777.898	117.624.680	36.847.766.909	0	60.878.956	60.878.956	36.908.645.865
Prefectura Naval Argentina	17.974.390.844	3.401.258.894	1.652.369.621	0	23.028.019.359	0	53.731.056	53.731.056	23.081.750.415
Policía de Seguridad Aeroportuaria	3.439.998.794	26.248.207	0	20.685.299	3.486.932.300	0	0	0	3.486.932.300
Ministerio de Defensa	78.836.749.593	741.284.167	135.624.000	1.852.722	80.715.510.482	24.607.078	982.000.000	1.006.607.078	81.722.117.560
Ministerio de Defensa	5.038.953.404	331.196	0	787.965	5.040.072.565	0	0	0	5.040.072.565
Estado Mayor General del Ejército	36.523.843.925	431.638.644	0	0	36.955.482.569	0	960.000.000	960.000.000	37.915.482.569
Estado Mayor General de la Armada	20.802.561.457	166.638.556	135.624.000	0	21.104.824.013	0	0	0	21.104.824.013
Estado Mayor General de la Fuerza Aérea	16.280.764.931	142.675.771	0	0	16.423.440.702	24.607.078	0	24.607.078	16.448.047.780
Estado Mayor Conjunto de las Fuerzas Armadas	1.190.625.876	0	0	1.064.757	1.191.690.633	0	22.000.000	22.000.000	1.213.690.633

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

H. SENADO DE LA NACIÓN FOLIO 140 MESA DE ENTRADAS

CÁMARA DE DIPUTADOS FOLIO 72

TÍTULO II
Planilla Nº 3 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, SUBJURISDICCIÓN	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Hacienda	4.312.774.666	113.902.288	0	215.110.051	4.641.787.005	0	301.162.412	301.162.412	4.942.949.417
Ministerio de Producción	5.868.027.656	10.579.451	0	902.138.678	6.778.745.785	1.230.000	486.963.413	488.193.413	7.266.939.198
Ministerio de Agroindustria	5.203.755.243	138.316.000	0	348.007.165	5.690.078.408	3.934.447	1.369.993.889	1.373.928.336	7.064.006.744
Ministerio de Turismo	0	1.378.653.720	0	0	1.378.653.720	0	599.463.847	599.463.847	1.978.117.567
Ministerio de Transporte	10.729.948.208	0	0	82.688.854.429	93.418.802.637	0	124.248.038	124.248.038	93.543.050.675
Ministerio de Energía y Minería	16.295.503.935	4.307.598.751	0	77.860.879.441	98.463.982.127	17.138.000	1.244.695.679	1.261.833.679	99.725.815.806
Ministerio de Finanzas	1.307.752.924	0	0	55.892.300	1.363.645.224	6.164.394	99.147.600	105.311.994	1.468.957.218
Ministerio de Educación	139.774.402.007	26.149.763	0	18.610.086.377	158.410.638.147	1.144.000	4.755.578.440	4.756.722.440	163.167.360.587
Ministerio de Ciencia, Tecnología e Innovación Productiva	15.160.437.425	600.000	0	2.483.406.770	17.644.444.195	21.235.000	1.344.377.913	1.365.612.913	19.010.057.108
Ministerio de Cultura	3.520.744.369	111.875.579	0	335.609.503	3.968.229.451	0	0	0	3.968.229.451
Ministerio de Trabajo, Empleo y Seguridad Social	118.257.943.776	233.493.881	2.500.000.000	137.247.803.079	258.239.240.736	950.500	882.389.493	883.339.993	259.122.580.729
Ministerio de Salud	35.819.988.706	52.607.600	6.816.615.581	526.045.878	43.215.257.765	1.866.031	3.197.459.681	3.199.325.712	46.414.583.477
Ministerio de Ambiente y Desarrollo Sustentable	2.436.394.983	29.012.000	0	363.523.299	2.828.930.262	70.680.900	2.280.214.012	2.350.894.912	5.179.825.174
Ministerio de Desarrollo Social	51.689.302.756	1.272.998.454	120.827.800.000	132.579.051	173.922.680.261	0	77.538.817	77.538.817	174.000.219.078
Servicio de la Deuda Pública	1.355.000.000	1.128.000.000	0	196.418.000.000	198.901.000.000	0	207.486.000.000	207.486.000.000	406.387.000.000
Obligaciones a Cargo del Tesoro	50.776.943.373	0	0	73.237.742.328	124.014.685.701	0	7.877.294.000	7.877.294.000	131.891.979.701
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	708.596.292.938	17.069.972.263	138.166.886.960	633.824.600.660	1.534.646.652.821	161.948.350	241.974.621.905	242.136.570.255	1.776.783.223.076

27431

27431

ADMINISTRACIÓN CENTRAL

COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

CARÁCTER ECONÓMICO / FUENTE DE FINANCIAMIENTO	TESORO NACIONAL	OTRAS FUENTES DE FINANCIAMIENTO	IMPORTE
Ingresos Corrientes	730.093.967.989	222.575.627.417	952.669.595.406
Ingresos Tributarios	687.479.503.814	52.549.299.126	740.028.802.940
Impuestos Directos	167.775.685.643	12.921.379.370	180.697.065.013
Impuestos Indirectos	519.703.818.171	39.627.919.756	559.331.737.927
Aportes y Contribuciones a la Seguridad Social	0	9.370.951.329	9.370.951.329
Aportes y Contribuciones a la Seguridad Social	0	9.370.951.329	9.370.951.329
Ingresos No Tributarios	12.057.567.141	16.227.865.508	28.285.432.649
Tasas	512.348.000	8.536.926.865	9.049.274.865
Derechos	109.934.000	401.195.771	511.129.771
Otros No Tributarios	11.435.285.141	7.289.742.872	18.725.028.013
Ventas de Bienes y Serv. de las Administraciones Públicas	642.000	2.496.427.642	2.497.069.642
Ventas de Bienes y Serv. de las Administraciones Públicas	642.000	2.496.427.642	2.497.069.642
Rentas de la Propiedad	29.603.220.034	1.257.612.382	30.860.832.416
Intereses	9.343.931.775	3.014.000	9.346.945.775
Utilidades	20.259.119.000	1.251.698.382	21.510.817.382
Arrendamiento de Tierras y Terrenos	169.259	2.900.000	3.069.259
Transferencias Corrientes	892.660.000	3.117.645.014	4.010.305.014
Del Sector Privado	0	190.009	190.009
Del Sector Público	892.660.000	3.000.000.000	3.892.660.000
Del Sector Externo	0	117.455.005	117.455.005
Contribuciones Figurativas para Financiaciones Corrientes	60.375.000	137.555.826.416	137.616.201.416
De la Administración Nacional	60.375.000	137.555.826.416	137.616.201.416
Recursos de Capital	990.908.822	3.191.037.070	4.181.945.892
Recursos Propios de Capital	986.908.822	50.000	986.958.822
Venta de Activos	986.908.822	50.000	986.958.822
Transferencias de Capital	0	2.682.887.070	2.682.887.070
Del Sector Público	0	2.635.624.000	2.635.624.000
Del Sector Externo	0	47.263.070	47.263.070
Disminución de la Inversión Financiera	4.000.000	30.795.000	34.795.000
Recuperación de Préstamos de Largo Plazo	4.000.000	30.795.000	34.795.000
Contribuciones Figurativas para Financiaciones de Capital	0	477.305.000	477.305.000
De la Administración Nacional	0	477.305.000	477.305.000
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**731.084.876.811**	**225.766.664.487**	**956.851.541.298**

27431

TÍTULO II
Planilla Nº 5
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	184.538.485	0	0	5.500.000	0	0	190.038.485	0	0	0	0	190.038.485
Poder Judicial de la Nación	21.498.929.153	0	3.326.884.000	0	0	0	24.825.813.153	0	0	0	0	24.825.813.153
Ministerio Público	0	0	0	25.863.766	0	684.000	27.547.766	0	0	0	0	27.547.766
Presidencia de la Nación	0	0	553.114.815	13.477.292	0	0	566.592.107	0	0	0	0	566.592.107
Secretaría General	0	0	2.000.000	0	0	0	2.000.000	0	0	0	0	2.000.000
Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el Narcotráfico	0	0	0	13.477.292	0	0	13.477.292	0	0	0	0	13.477.292
Consejo Nacional de Coordinación de Políticas Sociales	0	0	551.114.815	0	0	0	551.114.815	0	0	0	0	551.114.815
Jefatura de Gabinete de Ministros	0	0	18.133.225	2.000.000	0	0	20.133.225	0	0	0	0	20.133.225
Ministerio de Modernización	0	80.000.000	0	0	0	0	80.000.000	0	0	0	0	80.000.000
Ministerio del Interior, Obras Públicas y Vivienda	25.037.628.003	0	38.396.045	48.000	0	982.000	25.077.054.048	0	0	22.000.000	22.000.000	25.099.054.048
Ministerio de Relaciones Exteriores y Culto	576.781.181	0	776.329.856	0	0	0	1.353.111.037	0	0	0	0	1.353.111.037
Ministerio de Justicia y Derechos Humanos	0	1.406.400.000	6.302.463.903	61.154.640	0	0	7.770.018.543	0	0	0	0	7.770.018.543
Ministerio de Justicia y Derechos Humanos	0	0	6.300.560.859	0	0	0	6.300.560.859	0	0	0	0	6.300.560.859
Servicio Penitenciario Federal	0	1.406.400.000	1.903.044	61.154.640	0	0	1.469.457.684	0	0	0	0	1.469.457.684
Ministerio de Seguridad	0	7.884.551.329	2.038.985.428	1.167.604.181	0	0	11.091.140.938	50.000	0	0	50.000	11.091.190.938
Ministerio de Seguridad	0	0	1.639.500.000	160.000	0	0	1.639.660.000	0	0	0	0	1.639.660.000
Policía Federal Argentina	0	0	25.268.700	305.589.300	0	0	330.858.000	50.000	0	0	50.000	330.908.000
Gendarmería Nacional	0	4.943.530.950	2.581.077	560.006.974	0	0	5.506.119.001	0	0	0	0	5.506.119.001
Prefectura Naval Argentina	0	2.941.020.379	345.832.193	284.999.907	0	0	3.571.852.479	0	0	0	0	3.571.852.479
Policía de Seguridad Aeroportuaria	0	0	25.803.458	16.848.000	0	0	42.651.458	0	0	0	0	42.651.458
Ministerio de Defensa	4.019.999	0	565.160.694	1.075.300.114	0	14.101.725	1.658.582.532	0	160.231.078	0	160.231.078	1.818.813.610
Ministerio de Defensa	0	0	0	331.196	0	0	331.196	0	0	0	0	331.196
Estado Mayor General del Ejército	4.019.999	0	351.735.190	840.811.008	0	0	1.196.566.197	0	0	0	0	1.196.566.197
Estado Mayor General de la Armada	0	0	174.162.528	130.745.115	0	0	304.907.643	0	135.624.000	0	135.624.000	440.531.643

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

H. SENADO DE LA NACIÓN
MESA DE ENTR.
FOLIO 143

CAMARA DE DIPUTADOS
FOLIO Nº 75

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Estado Mayor General de la Fuerza Aérea	0	0	39.262.876	103.412.795	0	0	142.675.771	0	24.607.078	0	24.607.078	167.282.849
Estado Mayor Conjunto de las Fuerzas Armadas	0	0	0	0	0	14.101.725	14.101.725	0	0	0	0	14.101.725
Ministerio de Hacienda	0	0	600	113.901.688	0	0	113.902.288	0	0	0	0	113.902.288
Ministerio de Producción	0	0	10.579.451	0	0	600.000	11.179.451	0	630.000	0	630.000	11.809.451
Ministerio de Agroindustria	0	0	357.900.532	0	0	0	357.900.532	0	3.934.447	0	3.934.447	361.834.979
Ministerio de Turismo	1.737.158.400	0	12.100.000	500.000	0	0	1.749.758.400	0	0	0	0	1.749.758.400
Ministerio de Transporte	0	0	0	0	0	0	0	0	2.500.000.000	0	2.500.000.000	2.500.000.000
Ministerio de Energía y Minería	2.198.948.129	0	1.902.937.000	0	3.014.000	0	4.104.899.129	0	17.138.000	[illegible]	25.933.000	4.130.832.129
Ministerio de Finanzas	0	0	0	0	0	5.540.540	5.540.540	0	623.854	0	623.854	6.164.394
Ministerio de Educación	2.383.285	0	5.566.478	18.200.000	0	1.144.000	27.293.763	0	0	0	0	27.293.763
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	600.000	0	0	21.200.000	21.800.000	0	35.000	0	35.000	21.835.000
Ministerio de Cultura	167.703.922	0	0	11.867.511	0	0	179.571.433	0	0	0	0	179.571.433
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	233.493.881	0	0	950.500	234.444.381	0	0	0	0	234.444.381
Ministerio de Salud	0	0	52.607.600	[illegible]	0	3.002.056.040	3.054.663.640	0	0	0	0	3.054.663.640
Ministerio de Ambiente y Desarrollo Sustentable	0	0	29.012.000	[illegible]	0	70.386.209	99.398.209	0	294.691	0	[illegible]	99.692.900
Ministerio de Desarrollo Social	13.208.569	0	3.600.000	10.450	1.254.598.382	0	1.271.417.401	0	0	0	0	1.271.417.401
Servicio de la Deuda Pública	1.128.000.000	0	0	0	0	0	1.128.000.000	0	0	0	0	1.128.000.000
Recursos del Tesoro Nacional	687.479.503.814	0	12.057.567.141	642.000	29.603.220.034	892.660.000	730.033.592.989	986.906.822	0	4.000.000	990.906.822	731.024.501.811
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	740.028.802.940	[illegible]	28.285.432.649	2.497.069.642	30.860.832.416	4.010.305.014	815.053.393.990	986.958.822	2.682.887.070	34.795.000	3.704.640.892	818.758.034.882

27431

27431

TÍTULO II
Planilla Nº 6
Anexa al Título II

ADMINISTRACIÓN CENTRAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, SUBJURISDICCIÓN	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	864.635.380	0	864.635.380	0	39.934.753	0	39.934.753	904.570.133
Secretaría General	0	864.635.380	0	864.635.380	0	39.934.753	0	39.934.753	904.570.133
Jefatura de Gabinete de Ministros	0	463.541.611	0	463.541.611	0	3.805.512	0	3.805.512	467.347.123
Ministerio del Interior, Obras Públicas y Vivienda	0	4.485.359.091	0	4.485.359.091	0	3.088.935.259	0	3.088.935.259	7.574.294.350
Ministerio de Justicia y Derechos Humanos	2.925.089.009	487.388.980	0	3.412.477.989	0	7.443.880	0	7.443.880	3.419.921.869
Ministerio de Justicia y Derechos Humanos	2.925.089.009	487.388.980	0	3.412.477.989	0	7.443.880	0	7.443.880	3.419.921.869
Ministerio de Defensa	0	2.166.078.132	0	2.166.078.132	0	135.413.616	0	135.413.616	2.301.491.748
Ministerio de Defensa	0	2.166.078.132	0	2.166.078.132	0	135.413.616	0	135.413.616	2.301.491.748
Ministerio de Hacienda	0	198.644.925	0	198.644.925	0	0	0	0	198.644.925
Ministerio de Producción	0	1.331.893.257	0	1.331.893.257	0	417.348.316	0	417.348.316	1.749.241.573
Ministerio de Agroindustria	0	1.015.199.673	0	1.015.199.673	0	258.324.748	0	258.324.748	1.273.524.421
Ministerio de Turismo	0	12.887.385	0	12.887.385	0	98.735.639	0	98.735.639	111.623.024
Ministerio de Transporte	0	6.343.042.850	0	6.343.042.850	0	33.000.850.277	0	33.000.850.277	39.343.893.127
Ministerio de Energía y Minería	0	3.193.055.903	0	3.193.055.903	0	116.864.772	0	116.864.772	3.309.920.675
Ministerio de Finanzas	0	603.698.265	0	603.698.265	0	0	0	0	603.698.265
Ministerio de Educación	0	385.039.763	0	385.039.763	0	14.662.500	0	14.662.500	399.702.263
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	13.117.510.723	0	13.117.510.723	0	1.957.975.820	0	1.957.975.820	15.075.486.543
Ministerio de Cultura	0	860.753.000	0	860.753.000	0	116.088.520	0	116.088.520	976.841.520
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	250.006.600.000	250.006.600.000	0	0	0	0	250.006.600.000
Ministerio de Salud	0	7.254.596.901	0	7.254.596.901	0	165.908.707	0	165.908.707	7.420.505.608
Ministerio de Ambiente y Desarrollo Sustentable	0	942.344.372	0	942.344.372	0	92.199.329	0	92.199.329	1.034.543.701
Ministerio de Desarrollo Social	0	375.028.324	0	375.028.324	0	25.629.661	0	25.629.661	400.657.985
Obligaciones a Cargo del Tesoro	0	1.747.336.940	0	1.747.336.940	0	31.342.076	0	31.342.076	1.778.679.016
TOTAL	**2.925.089.009**	**45.848.035.475**	**250.006.600.000**	**298.779.724.484**	**0**	**39.571.463.385**	**0**	**39.571.463.385**	**338.351.187.869**

TÍTULO II
Planilla Nº 7
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, SUBJURISDICCIÓN	PARA FINANCIACIONES CORRIENTES: DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	PARA FINANCIACIONES DE CAPITAL: DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	TOTAL GENERAL
Ministerio de Modernización	0	118.999.860	0	118.999.860	0	473.000.000	0	473.000.000	591.999.860
Ministerio del Interior, Obras Públicas y Vivienda	0	19.430.639	0	19.430.639	0	0	0	0	19.430.639
Ministerio de Justicia y Derechos Humanos	2.925.089.009	0	4.345.700.000	7.270.789.009	0	0	0	0	7.270.789.009
Servicio Penitenciario Federal	2.925.089.009	0	4.345.700.000	7.270.789.009	0	0	0	0	7.270.789.009
Ministerio de Seguridad	0	0	2.929.147.519	2.929.147.519	0	0	0	0	2.929.147.519
Gendarmería Nacional	0	0	1.276.777.898	1.276.777.898	0	0	0	0	1.276.777.898
Prefectura Naval Argentina	0	0	1.652.369.621	1.652.369.621	0	0	0	0	1.652.369.621
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	2.500.000.000	2.500.000.000	0	0	0	0	2.500.000.000
Ministerio de Salud	0	25.425.572	3.791.000.000	3.816.425.572	0	0	0	0	3.816.425.572
Ministerio de Desarrollo Social	0	0	120.901.033.817	120.901.033.817	0	0	4.305.000	4.305.000	120.905.338.817
Recursos del Tesoro Nacional	0	60.375.000	0	60.375.000	0	0	0	0	60.375.000
TOTAL	2.925.089.009	224.231.071	134.466.881.336	137.616.201.416	0	473.000.000	4.306.000	477.305.000	138.093.506.416

27431

TÍTULO II
Planilla Nº 8
Anexa al Título II

ADMINISTRACIÓN CENTRAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Modernización	0	218.256.298	0	218.256.298
Ministerio del Interior, Obras Públicas y Vivienda	0	15.369.292.758	0	15.369.292.758
Ministerio de Relaciones Exteriores y Culto	1.332.000	0	0	1.332.000
Ministerio de Seguridad	0	341.112.512	0	341.112.512
Ministerio de Seguridad	0	226.502.500	0	226.502.500
Gendarmería Nacional	0	60.878.956	0	60.878.956
Prefectura Naval Argentina	0	53.731.056	0	53.731.056
Ministerio de Defensa	56.366.740	2.278.429.803	0	2.334.796.543
Estado Mayor General del Ejército	0	960.000.000	0	960.000.000
Estado Mayor General de la Armada	0	497.055.680	0	497.055.680
Estado Mayor General de la Fuerza Aérea	0	799.374.123	0	799.374.123
Estado Mayor Conjunto de las Fuerzas Armadas	56.366.740	22.000.000	0	78.366.740
Ministerio de Hacienda	0	301.162.412	0	301.162.412
Ministerio de Producción	0	681.400.103	0	681.400.103
Ministerio de Agroindustria	0	2.492.096.712	0	2.492.096.712
Ministerio de Turismo	266.589.306	332.874.541	0	599.463.847
Ministerio de Transporte	17.457.343	19.426.539.163	0	19.443.996.506
Ministerio de Energía y Minería	259.738.897	11.942.677.839	0	12.202.416.736
Ministerio de Finanzas	0	99.147.600	0	99.147.600
Ministerio de Educación	0	4.755.578.440	0	4.755.578.440
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	1.344.377.913	0	1.344.377.913
Ministerio de Trabajo, Empleo y Seguridad Social	0	882.389.493	0	882.389.493
Ministerio de Salud	0	3.197.459.681	0	3.197.459.681
Ministerio de Ambiente y Desarrollo Sustentable	0	2.280.214.012	0	2.280.214.012
Ministerio de Desarrollo Social	3.543.100	0	0	3.543.100
Servicio de la Deuda Pública	0	2.106.855.655.760	0	2.106.855.655.760
Recursos del Tesoro Nacional	15.492.062.000	0	0	15.492.062.000
TOTAL	16.097.089.386	2.172.798.665.040	0	2.188.895.754.426

H. SENADO DE LA NACIÓN · MESA DE ENTRADAS · FOLIO 147

CÁMARA DE DIPUTADOS · FOLIO Nº 79

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

TÍTULO II
Planilla Nº 9
Anexa al Título II

ADMINISTRACIÓN CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Poder Legislativo Nacional	50.645.485	0	0	50.645.485
Poder Judicial de la Nación	2.533.842.923	0	0	2.533.842.923
Presidencia de la Nación	523.339.943	0	0	523.339.943
Consejo Nacional de Coordinación de Políticas Sociales	523.339.943	0	0	523.339.943
Jefatura de Gabinete de Ministros	0	0	1.035.554.896	1.035.554.896
Ministerio del Interior, Obras Públicas y Vivienda	29.780.256.033	0	66.619.524	29.846.875.557
Ministerio de Relaciones Exteriores y Culto	127.022.793	0	0	127.022.793
Ministerio de Justicia y Derechos Humanos	24.593.238	60.000.000	0	84.593.238
Servicio Penitenciario Federal	24.593.238	60.000.000	0	84.593.238
Ministerio de Seguridad	1.162.607.384	915.038.875	825.000.000	2.902.646.259
Ministerio de Seguridad	677.010.484	0	825.000.000	1.502.010.484
Policía Federal Argentina	19.468.000	541.000.000	0	560.468.000
Gendarmería Nacional	50.526.135	289.845.941	0	340.372.076
Prefectura Naval Argentina	399.199.514	77.000.000	0	476.199.514
Policía de Seguridad Aeroportuana	16.403.251	7.192.934	0	23.596.185
Ministerio de Defensa	3.477.674.721	0	2.059.169.978	5.536.844.699
Ministerio de Defensa	0	0	2.059.169.978	2.059.169.978
Estado Mayor General del Ejército	764.927.553	0	0	764.927.553
Estado Mayor General de la Armada	835.243.948	0	0	835.243.948
Estado Mayor General de la Fuerza Aérea	1.807.034.755	0	0	1.807.034.755
Estado Mayor Conjunto de las Fuerzas Armadas	70.468.465	0	0	70.468.465
Ministerio de Hacienda	0	200.000	0	200.000
Ministerio de Producción	194.436.690	0	2.210.000	196.646.690
Ministerio de Agroindustria	1.341.687.355	0	0	1.341.687.355
Ministerio de Turismo	371.104.680	0	0	371.104.680
Ministerio de Transporte	25.690.140.002	0	3.748.090.760	29.438.230.762
Ministerio de Energía y Minería	17.422.648.382	0	834.515.085	18.257.163.467
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	130.000.000	130.000.000
Ministerio de Cultura	67.695.854	0	0	67.695.854
Ministerio de Salud	0	0	310.000	310.000
Ministerio de Desarrollo Social	1.962.047	0	0	1.962.047
Servicio de la Deuda Pública	0	1.213.799.000.000	0	1.213.799.000.000

TÍTULO II
Planilla Nº 9 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Obligaciones a Cargo del Tesoro	33.154.000.000	29.564.706.000	0	62.718.706.000
TOTAL	115.923.657.530	1.244.338.944.875	8.701.470.243	1.368.964.072.648

27431

TÍTULO III
Planilla Nº 1A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	1.804.008.016	0	0	0	0	0	1.804.008.016
Auditoría General de la Nación	1.804.008.016	0	0	0	0	0	1.804.008.016
Presidencia de la Nación	743.157.007	0	0	431.844.836	0	7.550.000	1.182.551.843
Sindicatura General de la Nación	743.157.007	0	0	0	0	0	743.157.007
Autoridad Regulatoria Nuclear	0	0	0	431.844.836	0	7.550.000	439.394.836
Jefatura de Gabinete de Ministros	495.427.752	0	0	0	0	0	495.427.752
Agencia de Administración de Bienes del Estado	495.427.752	0	0	0	0	0	495.427.752
Ministerio de Modernización	0	0	0	2.235.992.110	0	591.999.860	2.827.991.970
Ente Nacional de Comunicaciones	0	0	0	2.235.992.110	0	591.999.860	2.827.991.970
Ministerio del Interior, Obras Públicas y Vivienda	6.761.893.515	0	3.882.450.038	101.264.612	95.985.946	10.000.000	10.851.594.111
Instituto Nacional del Agua	0	0	281.049.523	0	0	0	281.049.523
Registro Nacional de las Personas	3.805.050.941	0	0	0	0	0	3.805.050.941
Dirección Nacional de Migraciones	2.894.336.003	0	0	0	0	10.000.000	2.904.336.003
Tribunal de Tasaciones de la Nación	62.506.571	0	0	0	0	0	62.506.571
Ente Nacional de Obras Hídricas de Saneamiento	0	0	3.601.400.515	0	95.985.946	0	3.697.386.461
Organismo Regulador de Seguridad de Presas	0	0	0	101.264.612	0	0	101.264.612
Ministerio de Justicia y Derechos Humanos	251.654.323	69.104.827	174.073.710	0	0	0	494.832.860
Instituto Nacional de Asuntos Indígenas	0	0	174.073.710	0	0	0	174.073.710
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	212.641.045	0	0	0	0	0	212.641.045
Centro Internacional para la Promoción de los Derechos Humanos	39.013.278	0	0	0	0	0	39.013.278
Agencia Nacional de Materiales Controlados	0	69.104.827	0	0	0	0	69.104.827
Ministerio de Defensa	0	0	192.409.903	3.202.966.911	0	0	3.395.376.814
Instituto Geográfico Nacional	0	0	192.409.903	0	0	0	192.409.903
Dirección General de Fabricaciones Militares	0	0	0	2.575.891.050	0	0	2.575.891.050
Servicio Meteorológico Nacional	0	0	0	627.075.861	0	0	627.075.861
Ministerio de Hacienda	198.644.925	0	0	0	0	0	198.644.925
Tribunal Fiscal de la Nación	198.644.925	0	0	0	0	0	198.644.925
Ministerio de Producción	0	0	2.390.668.988	434.375.145	260.000	0	2.825.304.133
Instituto Nacional de Tecnología Industrial	0	0	2.390.668.988	0	260.000	0	2.390.928.988
Instituto Nacional de la Propiedad Industrial	0	0	0	434.375.145	0	0	434.375.145
Ministerio de Agroindustria	0	0	6.251.655.239	5.236.342.341	4.976.995	0	11.492.974.575
Instituto Nacional de Tecnología Agropecuaria	0	0	6.251.655.239	0	976.995	0	6.252.632.234
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	411.700.920	0	0	411.700.920

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Instituto Nacional de Vitivinicultura	0	0	0	407.619.758	4.000.000	0	411.619.758
Instituto Nacional de Semillas	0	0	0	193.504.702	0	0	193.504.702
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	0	0	4.223.516.961	0	0	4.223.516.961
Ministerio de Turismo	0	0	0	741.739.000	0	0	741.739.000
Instituto Nacional de Promoción Turística	0	0	0	741.739.000	0	0	741.739.000
Ministerio de Transporte	0	899.246.988	0	42.699.318.902	0	9.430.639	43.607.996.529
Agencia Nacional de Seguridad Vial	0	899.246.988	0	0	0	0	899.246.988
Dirección Nacional de Vialidad	0	0	0	39.311.721.421	0	9.430.639	39.321.152.060
Comisión Nacional de Regulación de Transporte	0	0	0	813.816.024	0	0	813.816.024
Organismo Regulador del Sistema Nacional de Aeropuertos	0	0	0	356.774.198	0	0	356.774.198
Administración Nacional de Aviación Civil	0	0	0	2.138.108.600	0	0	2.138.108.600
Junta de Investigación de Accidentes de Aviación Civil	0	0	0	78.898.659	0	0	78.898.659
Ministerio de Energía y Minería	0	0	3.496.835.855	1.288.322.168	0	7.042.000	4.792.200.023
Comisión Nacional de Energía Atómica	0	0	3.102.061.834	0	0	0	3.102.061.834
Servicio Geológico Minero Argentino	0	0	394.774.021	3.800.000	0	0	398.574.021
Ente Nacional Regulador del Gas	0	0	0	816.163.163	0	3.000.000	819.163.163
Ente Nacional Regulador de la Electricidad	0	0	0	468.359.005	0	4.042.000	472.401.005
Ministerio de Finanzas	315.365.892	0	0	999.718.123	0	53.333.000	1.368.417.015
Comisión Nacional de Valores	0	0	0	374.735.033	0	0	374.735.033
Superintendencia de Seguros de la Nación	0	0	0	624.983.090	0	53.333.000	678.316.090
Unidad de Infor. Financiera	315.365.892	0	0	0	0	0	315.365.892
Ministerio de Educación	0	0	400.363.263	0	0	0	400.363.263
Fundación Miguel Lillo	0	0	230.099.763	0	0	0	230.099.763
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	170.263.500	0	0	0	170.263.500
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	15.325.404.544	0	11.000.000	0	15.336.404.544
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	12.904.996.000	0	0	0	12.904.996.000
Comisión Nacional de Actividades Espaciales	0	0	2.420.408.544	0	11.000.000	0	2.431.408.544
Ministerio de Cultura	0	0	1.489.219.379	0	0	0	1.489.219.379
Teatro Nacional Cervantes	0	0	330.745.711	0	0	0	330.745.711
Biblioteca Nacional	0	0	651.345.809	0	0	0	651.345.809
Instituto Nacional del Teatro	0	0	327.848.000	0	0	0	327.848.000
Fondo Nacional de las Artes	0	0	179.279.859	0	0	0	179.279.859

TÍTULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	510.517.063	0	0	0	510.517.063
Superintendencia de Riesgos del Trabajo	0	0	510.517.063	0	0	0	510.517.063
Ministerio de Salud	0	0	17.491.504.618	0	23.500	25.425.572	17.516.953.690
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	0	0	258.673.566	0	0	0	258.673.566
Hospital Nacional Dr. Baldomero Sommer	0	0	870.983.963	0	0	0	870.983.963
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	925.580.363	0	0	0	925.580.363
Instituto Nacional Central Único Coordinador de Ablación e Implante	0	0	206.304.139	0	0	441.377	206.745.516
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	0	805.275.789	0	23.500	0	805.299.289
Hospital Nacional Profesor Alejandro Posadas	0	0	3.780.207.594	0	0	0	3.780.207.594
Colonia Nacional Dr. Manuel A. Montes de Oca	0	0	635.954.091	0	0	7.904.131	643.858.222
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	0	0	247.387.664	0	0	2.030.335	249.417.999
Servicio Nacional de Rehabilitación	0	0	342.595.025	0	0	6.558	342.601.583
Superintendencia de Servicios de Salud	0	0	9.096.498.823	0	0	15.043.171	9.111.541.994
Instituto Nacional del Cáncer (INC)	0	0	235.958.985	0	0	0	235.958.985
Agencia Nacional de Laboratorios Públicos (ANLAP)	0	0	86.084.616	0	0	0	86.084.616
Ministerio de Ambiente y Desarrollo Sustentable	0	0	93.722.095	1.642.715.972	0	0	1.736.438.067
Administración de Parques Nacionales	0	0	93.722.095	1.642.715.972	0	0	1.736.438.067
Ministerio de Desarrollo Social	0	0	971.257.196	0	0	0	971.257.196
Instituto Nacional de Asociativismo y Economía Social (INAES)	0	0	971.257.196	0	0	0	971.257.196
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**10.570.151.430**	**968.351.816**	**52.670.081.891**	**59.014.600.120**	**112.246.441**	**704.781.071**	**124.040.212.768**

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES: GASTOS DE CONSUMO: REMUN.	OTROS G.C.	TOTAL	RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	GASTOS DE CAPITAL: INVERSIÓN REAL.DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	TOTAL GENERAL
Poder Legislativo Nacional	1.721.043.940	49.021.880	1.770.065.820	105.120	0	1.563.000	932.000	1.772.665.940	31.342.076	0		31.342.076	1.804.008.016
Auditoría General de la Nación	1.721.043.940	49.021.880	1.770.065.820	105.120	0	1.563.000	932.000	1.772.665.940	31.342.076	0	0	31.342.076	1.804.008.016
Presidencia de la Nación	894.315.999	120.371.000	1.114.686.999	0	0	0	13.000.000	1.127.686.999	47.314.844	0	0	47.314.844	1.175.001.843
Sindicatura General de la Nación	699.721.000	35.108.000	734.829.000	0	0	0	0	734.829.000	8.328.007	0	0	8.328.007	743.157.007
Autoridad Regulatoria Nuclear	294.594.999	85.263.000	379.857.999	0	0	0	13.000.000	392.857.999	38.986.837	0	0	38.986.837	431.844.836
Jefatura de Gabinete de Ministros	236.106.808	223.784.803	459.891.611	150.000	0	3.500.000	0	463.541.611	31.886.141	0	0	31.886.141	495.427.752
Agencia de Administración de Bienes del Estado	236.106.808	223.784.803	459.891.611	150.000	0	3.500.000	0	463.541.611	31.886.141	0	0	31.886.141	495.427.752
Ministerio de Modernización	1.658.421.944	243.535.092	1.901.957.036	0	0	35.124	22.000.000	1.923.992.160	145.695.549	166.304.401	0	311.999.950	2.235.992.110
Ente Nacional de Comunicaciones	1.658.421.944	243.535.092	1.901.957.035	0	0	35.124	22.000.000	1.923.992.160	145.695.549	166.304.401		311.999.950	2.235.992.110
Ministerio del Interior, Obras Públicas y Vivienda	4.303.614.214	2.584.804.825	6.888.419.039	78.766.904	0	825.309	29.504.173	6.997.515.425	1.288.770.280	2.556.308.406	0	3.844.078.686	10.841.594.111
Instituto Nacional del Agua	211.092.924	38.842.599	249.935.523	0	0	390.000	5.679.500	256.005.023	25.044.500	0	0	25.044.500	281.049.523
Registro Nacional de las Personas	1.659.785.452	1.920.265.489	3.580.050.941	0	0	0	0	3.580.050.941	225.000.000	0	0	225.000.000	3.805.050.941
Dirección Nacional de Migraciones	2.105.469.654	544.804.177	2.650.273.831	41.806	0	257.308	23.824.673	2.674.397.621	219.938.382	0	0	219.938.382	2.894.336.003
Tribunal de Tasaciones de la Nación	55.565.571	3.441.000	59.006.571	0	0	0	0	59.006.571	3.500.000	0	0	3.500.000	62.506.571
Ente Nacional de Obras Hídricas de Saneamiento	200.034.467	53.221.094	253.255.561	76.725.096	0	0	0	331.980.657	810.097.396	2.555.308.406	0	3.365.405.804	3.697.386.461
Organismo Regulador de Seguridad de Presas	71.688.146	24.230.466	95.896.612	0	0	178.000	0	96.074.612	5.190.000	0	0	5.190.000	101.264.612
Ministerio de Justicia y Derechos Humanos	323.141.116	92.535.042	415.676.158	0	0	27.150	71.685.672	487.388.980	7.443.880	0	0	7.443.880	494.832.860
Instituto Nacional de Asuntos Indígenas	102.497.418	35.372.844	137.870.262	0	0	0	35.299.748	173.170.010	903.700	0	0	903.700	174.073.710
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	159.020.600	26.822.191	185.842.791	0	0	27.150	24.385.924	210.255.865	2.385.180	0	0	2.385.180	212.641.045
Centro Internacional para la Promoción de los Derechos Humanos	26.892.205	9.666.073	36.558.278	0	0	0	0	36.558.278	2.455.000	0	0	2.455.000	39.013.278
Agencia Nacional de Materiales Controlados	34.730.893	20.673.934	55.404.827	0	0	0	12.000.000	67.404.827	1.700.000	0	0	1.700.000	69.104.827
Ministerio de Defensa	2.091.350.504	700.578.175	2.791.928.679	0	0	0	2.029.704	2.793.958.383	601.418.431	0	0	601.418.431	3.395.376.814
Instituto Geográfico Nacional	132.391.000	36.521.099	168.912.099	0	0	0	29.704	168.941.803	23.468.100	0	0	23.468.100	192.409.903
Dirección General de Fabricaciones Militares	1.496.083.000	555.610.430	2.051.693.430	0	0	0	0	2.051.693.430	524.197.620	[illegible]	0	524.197.620	2.575.891.050
Servicio Meteorológico Nacional	462.876.504	108.446.646	571.323.150	0	0	0	2.000.000	573.323.150	53.752.711	0	0	53.752.711	627.075.861

27431

27431

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Ministerio de Hacienda	182.079.925	16.515.000	198.594.925	0	0	0	50.000	198.644.925	0	0	0	0	198.644.925
Tribunal Fiscal de la Nación	182.079.925	16.515.000	198.594.925	0	0	0	50.000	198.644.925	0	0	0	0	198.644.925
Ministerio de Producción	913.026.794	105.281.387	1.018.308.181	260.000	0	0	1.359.287.636	2.377.855.817	447.448.316	0	0	447.448.316	2.825.304.133
Instituto Nacional de Tecnología Industrial	563.251.984	53.900.000	617.151.984	260.000	0	0	1.356.168.688	1.973.580.672	417.348.316	0	0	417.348.316	2.390.928.988
Instituto Nacional de la Propiedad Industrial	349.774.810	51.381.387	401.156.197	0	0	0	3.118.948	404.275.145	30.100.000	0	0	30.100.000	434.375.145
Ministerio de Agroindustria	9.396.859.209	1.508.789.028	10.905.648.237	4.976.995	0	5.678.628	181.321.500	11.097.625.260	395.349.215	0	0	395.349.215	11.492.974.575
Instituto Nacional de Tecnología Agropecuaria	5.375.627.010	493.585.887	5.869.212.897	976.995	0	438.628	178.271.500	6.048.900.020	203.732.214	0	0	203.732.214	6.252.632.234
Instituto Nacional de Investigación y Desarrollo Pesquero	205.917.145	77.000.000	282.917.145	0	0	0	250.000	283.167.145	128.533.775	0	0	128.533.775	411.700.920
Instituto Nacional de Vitivinicultura	355.426.758	41.293.000	396.719.758	4.000.000	0	0	0	400.719.758	10.900.000	0	0	10.900.000	411.619.758
Instituto Nacional de Semillas	105.862.561	77.442.141	183.304.702	0	0	0	1.400.000	184.704.702	8.800.000	0	0	8.800.000	193.504.702
Servicio Nacional de Sanidad y Calidad Agroalimentaria	3.354.025.735	819.468.000	4.173.493.735	0	0	5.240.000	1.400.000	4.180.133.735	43.383.226	0	0	43.383.226	4.223.516.961
Ministerio de Turismo	33.034.382	706.677.118	739.711.500	0	0	177.500	0	739.889.000	1.850.000	0	0	1.850.000	741.739.000
Instituto Nacional de Promoción Turística	33.034.382	706.677.118	739.711.500	0	0	177.500	0	739.889.000	1.850.000	0	0	1.850.000	741.739.000
Ministerio de Transporte	6.778.912.428	1.758.695.254	8.537.607.682	0	0	855.970	49.432.342	8.587.895.994	32.846.730.842	2.163.939.054	0	35.010.669.896	43.598.565.890
Agencia Nacional de Seguridad Vial	412.879.467	277.867.521	690.746.988	0	0	0	8.500.000	699.246.988	170.000.000	30.000.000	0	200.000.000	899.246.988
Dirección Nacional de Vialidad	3.794.753.001	1.054.666.111	4.849.419.112	0	0	632.413	0	4.850.051.525	32.327.730.842	2.133.939.054	0	34.461.669.896	39.311.721.421
Comisión Nacional de Regulación de Transporte	668.396.161	105.419.863	773.816.024	0	0	0	0	773.816.024	40.000.000	0	0	40.000.000	813.816.024
Organismo Regulador del Sistema Nacional de Aeropuertos	297.409.998	58.354.000	355.763.998	0	0	10.200	0	355.774.198	1.000.000	0	0	1.000.000	356.774.198
Administración Nacional de Aviación Civil	1.560.607.659	242.568.599	1.803.176.258	0	0	0	34.932.342	1.838.108.600	300.000.000	0	0	300.000.000	2.138.108.600
Junta de Investigación de Accidentes de Aviación Civil	44.866.142	19.819.160	64.685.302	0	0	213.357	6.000.000	70.898.659	8.000.000	0	0	8.000.000	78.898.659
Ministerio de Energía y Minería	3.384.984.005	1.193.409.900	4.578.393.905	0	0	38.500	39.789.500	4.618.221.905	162.436.118	4.500.000	0	166.936.118	4.785.158.023
Comisión Nacional de Energía Atómica	1.920.944.004	1.050.335.900	2.971.279.904	0	0	0	32.664.000	3.003.943.904	93.617.930	4.500.000	0	98.117.930	3.102.061.834
Servicio Geológico Minero Argentino	328.024.999	41.839.000	369.863.999	0	0	38.500	5.889.500	375.791.999	22.782.022	0	0	22.782.022	398.574.021
Ente Nacional Regulador del Gas	727.612.002	68.120.000	795.732.002	0	0	0	780.000	796.512.002	19.651.161	0	0	19.651.161	816.163.163
Ente Nacional Regulador de la	408.403.000	33.115.000	441.518.000	0	0	0	456.000	441.974.000	26.385.005	0	0	26.385.005	468.359.005

H. SENADO DE LA NACIÓN
FOLIO 154
MESA DE ENTRADAS

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

CÁMARA DE DIPUTADOS
FOLIO Nº 86

27431

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES: GASTOS DE CONSUMO REMUN.	GASTOS CORRIENTES: GASTOS DE CONSUMO OTROS G.C.	GASTOS CORRIENTES: GASTOS DE CONSUMO TOTAL	GASTOS CORRIENTES: RENTAS DE LA PROPIED.	GASTOS CORRIENTES: PREST. SEG.SOCIAL	GASTOS CORRIENTES: IMPUESTOS DIRECTOS	GASTOS CORRIENTES: TRANSF. CORRIENTES	GASTOS CORRIENTES: TOTAL	GASTOS DE CAPITAL: INVERSIÓN REAL DIREC.	GASTOS DE CAPITAL: TRANSF. DE CAPITAL	GASTOS DE CAPITAL: INVERSIÓN FINANCIERA	GASTOS DE CAPITAL: TOTAL	TOTAL GENERAL
Electricidad													
Ministerio de Finanzas	1.044.746.315	266.423.900	1.311.172.215	0	0	2.030.000	1.881.800	1.315.084.015	0	0	0	0	1.315.084.015
Comisión Nacional de Valores	287.620.899	86.095.734	373.916.633	0	0	0	818.400	374.735.033	0	0	0	0	374.735.033
Superintendencia de Seguros de la Nación	513.898.524	108.636.166	622.534.690	0	0	1.670.000	778.400	624.983.090	0	0	0	0	624.983.090
Unidad de Infor. Financiera	243.028.892	71.692.000	314.720.892	0	0	360.000	285.000	315.365.892	0	0	0	0	315.365.892
Ministerio de Educación	301.240.130	83.954.633	385.194.763	0	0	0	506.000	385.700.763	14.662.500	0	0	14.662.500	400.363.263
Fundación Miguel Lillo	214.258.130	5.341.633	219.599.763	0	0	0	0	219.599.763	10.500.000	0	0	10.500.000	230.099.763
Comisión Nacional de Evaluación y Acreditación Universitaria	86.982.000	78.613.000	165.595.000	0	0	0	506.000	166.101.000	4.162.500	0	0	4.162.500	170.263.500
Ministerio de Ciencia, Tecnología e Innovación Productiva	9.418.019.424	3.306.333.319	12.724.352.743	79.275.000	0	0	325.782.980	13.129.410.723	1.911.853.821	295.140.000	0	2.206.993.821	15.336.404.544
Consejo Nacional de Investigaciones Científicas y Técnicas	9.096.239.000	3.198.617.000	12.294.856.000	0	0	0	300.000.000	12.594.856.000	15.000.000	295.140.000	0	310.140.000	12.904.996.000
Comisión Nacional de Actividades Espaciales	321.780.424	107.716.319	429.496.743	79.275.000	0	0	25.782.980	534.554.723	1.896.853.821	0	0	1.896.853.821	2.431.408.544
Ministerio de Cultura	839.853.000	248.653.957	1.088.506.957	0	0	0	204.691.043	1.293.198.000	116.088.520	58.678.000	21.254.859	196.021.379	1.489.219.379
Teatro Nacional Cervantes	172.140.000	69.635.000	241.775.000	0	0	0	0	241.775.000	88.970.711	0	0	88.970.711	330.745.711
Biblioteca Nacional	519.484.000	104.582.812	624.066.812	0	0	0	161.188	624.228.000	27.117.809	0	0	27.117.809	651.345.809
Instituto Nacional del Teatro	81.742.000	44.200.000	125.942.000	0	0	0	148.906.000	274.848.000	0	53.000.000	0	53.000.000	327.848.000
Fondo Nacional de las Artes	66.487.000	30.236.145	96.723.145	0	0	0	55.623.855	152.347.000	0	5.678.000	21.254.859	26.932.859	179.279.859
Ministerio de Trabajo, Empleo y Seguridad Social	460.769.790	41.331.363	502.101.153	0	0	0	474.410	502.575.563	7.941.500	0	0	7.941.500	510.517.063
Superintendencia de Riesgos del Trabajo	460.769.790	41.331.363	502.101.153	0	0	0	474.410	502.575.563	7.941.500	0	0	7.941.500	510.517.063
Ministerio de Salud	6.593.432.921	2.454.966.080	9.048.399.001	65.885	0	2.577.055	8.231.302.857	17.282.344.798	209.183.320	0	0	209.183.320	17.491.528.118
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	190.432.188	67.694.060	258.126.248	0	0	0	547.318	258.673.566	0	0	0	0	258.673.566
Hospital Nacional Dr. Baldomero Sommer	559.643.869	299.573.727	859.217.596	0	0	0	0	859.217.596	11.766.367	0	0	11.766.367	[illegible]
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	704.042.724	191.034.109	895.076.833	0	0	185.250	0	895.262.083	30.318.280	0	0	30.318.280	[illegible]
Instituto Nacional Central Único	119.830.926	62.329.992	182.160.918	0	0	0	19.077.851	201.238.769	5.065.370	0	0	5.065.370	206.304.139

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES – GASTOS DE CONSUMO – REMUN.	GASTOS CORRIENTES – GASTOS DE CONSUMO – OTROS G.C.	GASTOS CORRIENTES – GASTOS DE CONSUMO – TOTAL	GASTOS CORRIENTES – RENTAS DE LA PROPIED.	GASTOS CORRIENTES – PREST. SEG.SOCIAL	GASTOS CORRIENTES – IMPUESTOS DIRECTOS	GASTOS CORRIENTES – TRANSF. CORRIENTES	GASTOS CORRIENTES – TOTAL	GASTOS DE CAPITAL – INVERSIÓN REAL DIREC.	GASTOS DE CAPITAL – TRANSF. DE CAPITAL	GASTOS DE CAPITAL – INVERSIÓN FINANCIERA	GASTOS DE CAPITAL – TOTAL	TOTAL GENERAL
Coordinador de Ablación e Implante													
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	565.405.933	220.668.452	786.074.385	23.500	0	380.530	2.682.837	789.161.252	16.138.037	0	0	16.138.037	805.299.289
Hospital Nacional Profesor Alejandro Posadas	2.937.374.709	725.280.265	3.662.654.974	0	0	0	0	3.662.654.974	117.552.620	0	0	117.552.620	3.780.207.594
Colonia Nacional Dr. Manuel A. Montes de Oca	380.655.908	244.384.285	625.040.193	0	0	0	3.413.898	628.454.091	7.500.000	0	0	7.500.000	635.954.091
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	172.672.236	69.779.440	242.451.676	0	0	4.875	0	242.456.551	4.931.113	0	0	4.931.113	247.387.664
Servicio Nacional de Rehabilitación	195.369.796	139.509.275	334.879.071	0	0	0	7.715.954	342.595.025	0	0	0	0	342.595.025
Superintendencia de Servicios de Salud	742.512.007	253.364.267	995.876.274	42.365	0	2.006.400	8.085.617.431	9.083.542.490	12.956.333	0	0	12.956.333	9.096.498.823
Instituto Nacional del Cáncer (INC)	19.545.914	173.431.638	192.977.552	0	0	0	40.026.233	233.003.785	2.955.200	0	0	2.955.200	235.958.985
Agencia Nacional de Laboratorios Públicos (ANLAP)	5.946.711	7.916.570	13.863.281	0	0	0	72.221.335	86.084.616	0	0	0	0	86.084.616
Ministerio de Ambiente y Desarrollo Sustentable	946.970.859	413.759.037	1.360.729.896	0	67.146.000	1.479.234	7.300.000	1.436.655.130	299.782.937	0	0	299.782.937	1.736.438.067
Administración de Parques Nacionales	946.970.859	413.759.037	1.360.729.896	0	67.146.000	1.479.234	7.300.000	1.436.655.130	299.782.937	0	0	299.782.937	1.736.438.067
Ministerio de Desarrollo Social	367.517.758	69.342.000	436.859.758	0	0	0	174.739.018	611.598.776	4.031.530	296.330.888	59.296.002	359.658.420	971.257.196
Instituto Nacional de Asociativismo y Economía Social (INAES)	367.517.758	69.342.000	436.859.758	0	0	0	174.739.018	611.598.776	4.031.530	296.330.888	59.296.002	359.658.420	971.257.196
TOTAL	51.889.443.465	16.188.762.793	68.178.206.258	163.509.804	67.146.000	18.787.470	10.715.710.635	79.143.430.267	38.571.228.820	5.540.200.749	80.550.861	44.191.981.430	123.335.431.697

27431

FOLIO 156

INLEG-2017-20328029-APN-MHA
INLEG-2017-35565557-APN-SST#SLYT

27431

TÍTULO III
Planilla Nº 3A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	1.778.679.016	25.329.000	0	0	0	1.804.008.016	0	0	0	1.804.008.016
Auditoría General de la Nación	1.778.679.016	25.329.000	0	0	0	1.804.008.016	0	0	0	1.804.008.016
Presidencia de la Nación	864.635.380	265.589.358	0	0	39.934.753	1.170.159.491	12.392.352	0	12.392.352	1.182.551.843
Sindicatura General de la Nación	577.617.140	162.218.867	0	0	3.321.000	743.157.007	0	0	0	743.157.007
Autoridad Regulatoria Nuclear	287.018.240	103.370.491	0	0	36.613.753	427.002.484	12.392.352	0	12.392.352	439.394.836
Jefatura de Gabinete de Ministros	463.541.611	28.080.629	0	0	3.805.512	495.427.752	0	0	0	495.427.752
Agencia de Administración de Bienes del Estado	463.541.611	28.080.629	0	0	3.805.512	495.427.752	0	0	0	495.427.752
Ministerio de Modernización	0	2.827.991.970	0	0	0	2.827.991.970	0	0	0	2.827.991.970
Ente Nacional de Comunicaciones	0	2.827.991.970	0	0	0	2.827.991.970	0	0	0	2.827.991.970
Ministerio del Interior, Obras Públicas y Vivienda	4.712.359.091	2.525.921.872	0	0	2.861.935.259	10.100.216.222	0	751.377.889	751.377.889	10.851.594.111
Instituto Nacional del Agua	254.962.023	3.043.000	0	0	23.044.500	281.049.523	0	0	0	281.049.523
Registro Nacional de las Personas	2.843.813.141	961.237.800	0	0	0	3.805.050.941	0	0	0	3.805.050.941
Dirección Nacional de Migraciones	1.264.601.970	1.419.595.651	0	0	219.938.382	2.904.336.003	0	0	0	2.904.336.003
Tribunal de Tasaciones de la Nación	55.565.571	6.941.000	0	0	0	62.506.571	0	0	0	62.506.571
Ente Nacional de Obras Hídricas de Saneamiento	214.601.774	115.104.421	0	0	2.616.302.377	2.946.008.572	0	751.377.889	751.377.889	3.697.386.461
Organismo Regulador de Seguridad de Presas	78.614.612	20.000.000	0	0	2.650.000	101.264.612	0	0	0	101.264.612
Ministerio de Justicia y Derechos Humanos	15.907.180	0	473.886.980	0	5.058.700	494.832.860	0	0	0	494.832.860
Instituto Nacional de Asuntos Indígenas	5.647.000	0	167.523.010	0	903.700	174.073.710	0	0	0	174.073.710
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	8.742.180	0	203.898.865	0	0	212.641.045	0	0	0	212.641.045
Centro Internacional para la Promoción de los Derechos Humanos	594.000	0	35.964.278	0	2.455.000	39.013.278	0	0	0	39.013.278
Agencia Nacional de Materiales Controlados	924.000	0	66.480.827	0	1.700.000	69.104.827	0	0	0	69.104.827
Ministerio de Defensa	2.300.703.763	1.093.885.086	0	0	787.965	3.395.376.814	0	0	0	3.395.376.814
Instituto Geográfico Nacional	184.947.446	6.674.492	0	0	787.965	192.409.903	0	0	0	192.409.903
Dirección General de Fabricaciones Militares	1.584.844.540	991.046.510	0	0	0	2.575.891.050	0	0	0	2.575.891.050
Servicio Meteorológico Nacional	530.911.797	96.164.064	0	0	0	627.075.861	0	0	0	627.075.861
Ministerio de Hacienda	198.644.925	0	0	0	0	198.644.925	0	0	0	198.644.925
Tribunal Fiscal de la Nación	198.644.925	0	0	0	0	198.644.925	0	0	0	198.644.925

27431

TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Ministerio de Producción	1.331.893.257	1.076.062.560	0	0	417.348.316	2.825.304.133	0	0	0	2.825.304.133
Instituto Nacional de Tecnología Industrial	1.331.893.257	641.887.415	0	0	417.348.316	2.390.928.988	0	0	0	2.390.928.988
Instituto Nacional de la Propiedad Industrial	0	434.375.145	0	0	0	434.375.145	0	0	0	434.375.145
Ministerio de Agroindustria	1.010.199.673	10.119.674.913	5.000.000	0	191.596.680	11.326.471.266	0	166.503.309	166.503.309	11.492.974.575
Instituto Nacional de Tecnología Agropecuaria	404.412.770	5.621.653.250	0	0	126.790.973	6.152.856.993	0	99.775.241	99.775.241	6.252.632.234
Instituto Nacional de Investigación y Desarrollo Pesquero	278.067.145	100.000	5.000.000	0	61.805.707	344.972.852	0	66.728.068	66.728.068	411.700.920
Instituto Nacional de Vitivinicultura	327.719.758	80.900.000	0	0	3.000.000	411.619.758	0	0	0	411.619.758
Instituto Nacional de Semillas	0	193.504.702	0	0	0	193.504.702	0	0	0	193.504.702
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	4.223.516.961	0	0	0	4.223.516.961	0	0	0	4.223.516.961
Ministerio de Turismo	0	741.739.000	0	0	0	741.739.000	0	0	0	741.739.000
Instituto Nacional de Promoción Turística	0	741.739.000	0	0	0	741.739.000	0	0	0	741.739.000
Ministerio de Transporte	6.650.158.850	2.565.010.783	0	13.000.000	32.693.734.277	41.921.903.910	0	1.686.092.619	1.686.092.619	43.607.996.529
Agencia Nacional de Seguridad Vial	0	899.246.988	0	0	0	899.246.988	0	0	0	899.246.988
Dirección Nacional de Vialidad	4.840.869.579	127.455.585	0	13.000.000	32.653.734.277	37.635.059.441	0	1.686.092.619	1.686.092.619	39.321.152.060
Comisión Nacional de Regulación de Transporte	415.177.855	358.638.169	0	0	40.000.000	813.816.024	0	0	0	813.816.024
Organismo Regulador del Sistema Nacional de Aeropuertos	356.774.198	0	0	0	0	356.774.198	0	0	0	356.774.198
Administración Nacional de Aviación Civil	958.438.559	1.179.670.041	0	0	0	2.138.108.600	0	0	0	2.138.108.600
Junta de Investigación de Accidentes de Aviación Civil	78.898.659	0	0	0	0	78.898.659	0	0	0	78.898.659
Ministerio de Energía y Minería	3.189.255.903	1.474.729.348	3.800.000	7.550.000	116.864.772	4.792.200.023	0	0	0	4.792.200.023
Comisión Nacional de Energía Atómica	2.819.113.904	177.280.000	0	7.550.000	98.117.930	3.102.061.834	0	0	0	3.102.061.834
Servicio Geológico Minero Argentino	370.141.999	5.885.180	3.800.000	0	18.746.842	398.574.021	0	0	0	398.574.021
Ente Nacional Regulador del Gas	0	819.163.163	0	0	0	819.163.163	0	0	0	819.163.163
Ente Nacional Regulador de la Electricidad	0	472.401.005	0	0	0	472.401.005	0	0	0	472.401.005
Ministerio de Finanzas	603.698.265	764.718.750	0	0	0	1.368.417.015	0	0	0	1.368.417.015
Comisión Nacional de Valores	288.332.373	86.402.660	0	0	0	374.735.033	0	0	0	374.735.033
Superintendencia de Seguros de la Nación	0	678.316.090	0	0	0	678.316.090	0	0	0	678.316.090
Unidad de Infor. Financiera	315.365.892	0	0	0	0	315.365.892	0	0	0	315.365.892

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Educación	385.039.763	661.000	0	0	14.662.500	400.363.263	0	0	0	400.363.263
Fundación Miguel Lillo	218.938.763	661.000	0	0	10.500.000	230.099.763	0	0	0	230.099.763
Comisión Nacional de Evaluación y Acreditación Universitaria	166.101.000	0	0	0	4.162.500	170.263.500	0	0	0	170.263.500
Ministerio de Ciencia, Tecnología e Innovación Productiva	13.117.510.723	14.900.000	0	0	1.957.975.820	15.090.386.543	0	246.018.001	246.018.001	15.336.404.544
Consejo Nacional de Investigaciones Científicas y Técnicas	12.584.856.000	13.000.000	0	0	307.140.000	12.904.996.000	0	0	0	12.904.996.000
Comisión Nacional de Actividades Espaciales	532.654.723	1.900.000	0	0	1.650.835.820	2.185.390.543	0	246.018.001	246.018.001	2.431.408.544
Ministerio de Cultura	860.753.000	512.377.859	0	0	116.088.520	1.489.219.379	0	0	0	1.489.219.379
Teatro Nacional Cervantes	238.525.000	3.250.000	0	0	88.970.711	330.745.711	0	0	0	330.745.711
Biblioteca Nacional	622.228.000	2.000.000	0	0	27.117.809	651.345.809	0	0	0	651.345.809
Instituto Nacional del Teatro	0	327.848.000	0	0	0	327.848.000	0	0	0	327.848.000
Fondo Nacional de las Artes	0	179.279.859	0	0	0	179.279.859	0	0	0	179.279.859
Ministerio de Trabajo, Empleo y Seguridad Social	0	510.517.063	0	0	0	510.517.063	0	0	0	510.517.063
Superintendencia de Riesgos del Trabajo	0	510.517.063	0	0	0	510.517.063	0	0	0	510.517.063
Ministerio de Salud	7.278.234.938	10.093.209.082	0	190.000	142.270.670	17.513.904.690	3.049.000	0	3.049.000	17.516.953.690
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	258.673.566	0	0	0	0	258.673.566	0	0	0	258.673.566
Hospital Nacional Dr. Baldomero Sommer	803.910.932	55.306.664	0	0	11.766.367	870.983.963	0	0	0	870.983.963
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	115.861.502	809.718.861	0	0	0	925.580.363	0	0	0	925.580.363
Instituto Nacional Central Único Coordinador de Ablación e Implante	186.776.463	14.903.683	0	0	5.065.370	206.745.516	0	0	0	206.745.516
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	792.604.399	9.645.890	0	0	0	802.250.289	3.049.000	0	3.049.000	805.299.289
Hospital Nacional Profesor Alejandro Posadas	3.627.281.424	35.373.550	0	0	117.552.620	3.780.207.594	0	0	0	3.780.207.594
Colonia Nacional Dr. Manuel A. Montes de Oca	596.433.436	47.424.786	0	0	0	643.858.222	0	0	0	643.858.222

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	235.226.020	9.260.866	0	0	4.931.113	249.417.999	0	0	0	249.417.999
Servicio Nacional de Rehabilitación	342.568.795	32.788	0	0	0	342.601.583	0	0	0	342.601.583
Superintendencia de Servicios de Salud	0	9.111.541.994	0	0	0	9.111.541.994	0	0	0	9.111.541.994
Instituto Nacional del Cáncer (INC)	232.813.785	0	0	190.000	2.955.200	235.958.985	0	0	0	235.958.985
Agencia Nacional de Laboratorios Públicos (ANLAP)	86.084.616	0	0	0	0	86.084.616	0	0	0	86.084.616
Ministerio de Ambiente y Desarrollo Sustentable	942.344.372	559.628.574	21.441.902	0	92.199.329	1.615.614.177	30.642.768	90.181.122	120.823.890	1.736.438.067
Administración de Parques Nacionales	942.344.372	559.628.574	21.441.902	0	92.199.329	1.615.614.177	30.642.768	90.181.122	120.823.890	1.736.438.067
Ministerio de Desarrollo Social	400.657.985	570.599.211	0	0	0	971.257.196	0	0	0	971.257.196
Instituto Nacional de Asociativismo y Economía Social (INAES)	400.657.985	570.599.211	0	0	0	971.257.196	0	0	0	971.257.196
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	46.104.217.715	35.770.626.038	604.108.882	20.748.000	38.654.263.073	121.053.955.708	46.084.120	2.940.172.948	2.986.257.068	124.040.212.768

TÍTULO III
Planilla Nº 4A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS

COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	102.611.685.615
Ingresos Tributarios	12.236.970.717
Impuestos Directos	511.820.334
Impuestos Indirectos	11.725.150.383
Aportes y Contribuciones a la Seguridad Social	14.795.620.000
Aportes y Contribuciones a la Seguridad Social	14.795.620.000
Ingresos No Tributarios	21.603.484.777
Tasas	17.049.252.662
Derechos	4.218.587.671
Otros No Tributarios	335.644.444
Ventas de Bienes y Serv. de las Administraciones Públicas	3.426.549.545
Ventas de Bienes y Serv. de las Administraciones Públicas	3.426.549.545
Rentas de la Propiedad	4.660.603.217
Intereses	4.580.035.537
Utilidades	80.000.000
Arrendamiento de Tierras y Terrenos	567.680
Transferencias Corrientes	32.871.884
Del Sector Privado	190.000
Del Sector Externo	32.681.884
Contribuciones Figurativas para Financiaciones Corrientes	45.855.585.475
De la Administración Nacional	45.855.585.475
Recursos de Capital	49.669.143.055
Recursos Propios de Capital	28.203.929
Venta de Activos	28.203.929
Transferencias de Capital	10.051.941.009
Del Sector Público	10.038.538.773
Del Sector Externo	13.402.236
Disminución de la Inversión Financiera	17.534.732
Recuperación de Préstamos de Corto Plazo	6.000.000
Recuperación de Préstamos de Largo Plazo	11.534.732
Contribuciones Figurativas para Financiaciones de Capital	39.571.463.385
De la Administración Nacional	39.571.463.385
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	152.280.828.670

TÍTULO III
Planilla Nº 5A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	0	0	0	25.329.000	0	0	25.329.000	0	0	0	0	25.329.000
Auditoría General de la Nación	0	0	0	25.329.000	0	0	25.329.000	0	0	0	0	25.329.000
Presidencia de la Nación	0	0	306.018.011	160.558.185	1.660.682	10.820.830	479.057.708	0	1.571.522	0	1.571.522	480.629.230
Sindicatura General de la Nación	0	0	0	160.558.185	1.660.682	0	162.218.867	0	0	0	0	162.218.867
Autoridad Regulatoria Nuclear	0	0	306.018.011	0	0	10.820.830	316.838.841	0	1.571.522	0	1.571.522	318.410.363
Jefatura de Gabinete de Ministros	0	0	0	0	0	0	0	28.080.629	0	0	28.080.629	28.080.629
Agencia de Administración de Bienes del Estado	0	0	0	0	0	0	0	28.080.629	0	0	28.080.629	28.080.629
Ministerio de Modernización	1.402.492.485	0	3.679.206.200	0	0	0	5.081.698.685	0	0	0	0	5.081.698.685
Ente Nacional de Comunicaciones	1.402.492.485	0	3.679.206.200	0	0	0	5.081.698.685	0	0	0	0	5.081.698.685
Ministerio del Interior, Obras Públicas y Vivienda	0	0	2.969.226.126	2.992.850	61.834.670	0	3.034.053.646	0	0	0	0	3.034.053.646
Instituto Nacional del Agua	0	0	53.000	2.990.000	0	0	3.043.000	0	0	0	0	3.043.000
Registro Nacional de las Personas	0	0	961.237.800	0	0	0	961.237.800	0	0	0	0	961.237.800
Dirección Nacional de Migraciones	0	0	1.980.994.326	0	0	0	1.980.994.326	0	0	0	0	1.980.994.326
Tribunal de Tasaciones de la Nación	0	0	6.941.000	0	0	0	6.941.000	0	0	0	0	6.941.000
Ente Nacional de Obras Hídricas de Saneamiento	0	0	0	2.850	61.834.670	0	61.837.520	0	0	0	0	61.837.520
Organismo Regulador de Seguridad de Presas	0	0	20.000.000	0	0	0	20.000.000	0	0	0	0	20.000.000
Ministerio de Defensa	0	0	93.414.064	2.009.424.492	0	0	2.102.838.556	0	0	0	0	2.102.838.556
Instituto Geográfico Nacional	0	0	5.230.000	1.444.492	0	0	6.674.492	0	0	0	0	6.674.492
Dirección General de Fabricaciones Militares	0	0	0	2.000.000.000	0	0	2.000.000.000	0	0	0	0	2.000.000.000
Servicio Meteorológico Nacional	0	0	88.184.064	7.980.000	0	0	96.164.064	0	0	0	0	96.164.064
Ministerio de Producción	640.476.465	0	561.266.940	1.210.950	0	0	1.202.954.355	0	0	0	0	1.202.954.355
Instituto Nacional de Tecnología Industrial	640.476.465	0	0	1.210.950	0	0	641.687.415	0	0	0	0	641.687.415
Instituto Nacional de la Propiedad Industrial	0	0	561.266.940	0	0	0	561.266.940	0	0	0	0	561.266.940
Ministerio de Agroindustria	8.154.998.863	0	3.166.810.204	812.403.498	219.000	0	12.134.431.565	123.300	0	0	123.300	12.134.554.865

27431

INLEG-2017-20328029-APN-MHA
INLEG-2017-35565557-APN

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Instituto Nacional de Tecnología Agropecuaria	6.233.569.468	0	5.728.000	0	219.000	0	6.239.514.468	123.300	0	0	123.300	6.239.637.768
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	100.000	0	0	100.000	0	0	0	0	100.000
Instituto Nacional de Vitivinicultura	0	0	7.700.000	73.200.000	0	0	80.900.000	0	0	0	0	80.900.000
Instituto Nacional de Semillas	0	0	5.007.204	188.497.498	0	0	193.504.702	0	0	0	0	193.504.702
Servicio Nacional de Sanidad y Calidad Agroalimentaria	1.921.429.395	0	3.148.377.000	550.606.000	0	0	5.620.412.395	0	0	0	0	5.620.412.395
Ministerio de Turismo	1.158.105.600	0	0	0	0	0	1.158.105.600	0	0	0	0	1.158.105.600
Instituto Nacional de Promoción Turística	1.158.105.600	0	0	0	0	0	1.158.105.600	0	0	0	0	1.158.105.600
Ministerio de Transporte	0	0	3.968.708.427	0	0	0	3.968.708.427	0	10.038.538.773	0	10.038.538.773	14.007.247.200
Agencia Nacional de Seguridad Vial	0	0	1.231.600.000	0	0	0	1.231.600.000	0	0	0	0	1.231.600.000
Dirección Nacional de Vialidad	0	0	127.455.585	0	0	0	127.455.585	0	10.038.538.773	0	10.038.538.773	10.165.994.358
Comisión Nacional de Regulación de Transporte	0	0	358.638.169	0	0	0	358.638.169	0	0	0	0	358.638.169
Administración Nacional de Aviación Civil	0	0	2.251.014.673	0	0	0	2.251.014.673	0	0	0	0	2.251.014.673
Ministerio de Energía y Minería	0	0	1.467.413.516	227.390.000	80.000.000	0	1.774.803.516	0	0	534.732	534.732	1.775.338.248
Comisión Nacional de Energía Atómica	0	0	18.640.000	78.640.000	80.000.000	0	177.280.000	0	0	534.732	534.732	177.814.732
Servicio Geológico Minero Argentino	0	0	0	7.000.000	0	0	7.000.000	0	0	0	0	7.000.000
Ente Nacional Regulador del Gas	0	0	857.531.181	141.750.000	0	0	999.281.181	0	0	0	0	999.281.181
Ente Nacional Regulador de la Electricidad	0	0	591.242.335	0	0	0	591.242.335	0	0	0	0	591.242.335
Ministerio de Finanzas	0	0	2.288.765.360	0	0	0	2.288.765.360	0	0	0	0	2.288.765.360
Comisión Nacional de Valores	0	0	86.402.660	0	0	0	86.402.660	0	0	0	0	86.402.660
Superintendencia de Seguros de la Nación	0	0	2.202.362.700	0	0	0	2.202.362.700	0	0	0	0	2.202.362.700
Ministerio de Educación	0	0	76.000	585.000	0	0	661.000	0	0	0	0	661.000
Fundación Miguel Lillo	0	0	76.000	585.000	0	0	661.000	0	0	0	0	661.000

27431

H. SENADO DE LA NACIÓN • MESA DE ENTRADAS • FOLIO 163

CÁMARA DE DIPUTADOS • FOLIO Nº 95

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	0	0	14.900.000	0	0	14.900.000	0	0	0	0	14.900.000
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	0	13.000.000	0	0	13.000.000	0	0	0	0	13.000.000
Comisión Nacional de Actividades Espaciales	0	0	0	1.900.000	0	0	1.900.000	0	0	0	0	1.900.000
Ministerio de Cultura	402.607.357	0	167.117.186	4.150.827	12.321.185	0	586.196.555	0	0	6.000.000	6.000.000	592.196.555
Teatro Nacional Cervantes	0	0	0	3.250.000	0	0	3.250.000	0	0	0	0	3.250.000
Biblioteca Nacional	0	0	5.238.510	845.827	0	0	6.084.337	0	0	0	0	6.084.337
Instituto Nacional del Teatro	402.607.357	0	0	0	0	0	402.607.357	0	0	0	0	402.607.357
Fondo Nacional de las Artes	0	0	161.878.676	55.000	12.321.185	0	174.254.861	0	0	6.000.000	6.000.000	180.254.861
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	1.466.681.621	0	0	0	1.466.681.621	0	0	0	0	1.466.681.621
Superintendencia de Riesgos del Trabajo	0	0	1.466.681.621	0	0	0	1.466.681.621	0	0	0	0	1.466.681.621
Ministerio de Salud	3.000.000	14.704.370.000	920.657.480	167.604.743	4.500.003.484	3.239.000	20.298.874.707	0	0	0	0	20.298.874.707
Hospital Nacional Dr. Baldomero Sommer	0	0	0	55.306.664	0	0	55.306.664	0	0	0	0	55.306.664
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	908.773.480	0	0	0	908.773.480	0	0	0	0	908.773.480
Instituto Nacional Central Único Coordinador de Ablación e Implante	3.000.000	0	0	11.903.683	0	0	14.903.683	0	0	0	0	14.903.683
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	0	1.320.000	8.325.890	0	3.049.000	12.694.890	0	0	0	0	12.694.890
Hospital Nacional Profesor Alejandro Posadas	0	0	0	35.373.550	0	0	35.373.550	0	0	0	0	35.373.550
Colonia Nacional Dr. Manuel A. Montes de Oca	0	0	0	47.424.786	0	0	47.424.786	0	0	0	0	47.424.786

27431

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	0	0	20.000	9.240.866	0	0	9.260.866	0	0	0	0	9.260.866
Servicio Nacional de Rehabilitación	0	0	0	29.304	3.484	0	32.788	0	0	0	0	32.788
Superintendencia de Servicios de Salud	0	14.704.370.000	10.544.000	0	4.500.000.000	0	19.214.914.000	0	0	0	0	19.214.914.000
Instituto Nacional del Cáncer (INC)	0	0	0	0	0	190.000	190.000	0	0	0	0	190.000
Ministerio de Ambiente y Desarrollo Sustentable	0	91.250.000	467.614.378	0	564.196	18.812.054	578.440.628	0	11.830.714	0	11.830.714	590.271.342
Administración de Parques Nacionales	0	91.250.000	467.614.378	0	564.196	18.812.054	578.440.628	0	11.830.714	0	11.830.714	590.271.342
Ministerio de Desarrollo Social	475.289.947	0	80.309.264	0	4.000.000	0	559.599.211	0	0	11.000.000	11.000.000	570.599.211
Instituto Nacional de Asociativismo y Economía Social (INAES)	475.289.947	0	80.309.264	0	4.000.000	0	559.599.211	0	0	11.000.000	11.000.000	570.599.211
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	**12.236.970.717**	**14.795.620.000**	**21.603.484.777**	**3.426.549.545**	**4.860.803.217**	**32.871.864**	**56.758.100.140**	**26.203.929**	**10.051.941.009**	**17.534.732**	**10.097.679.670**	**66.853.779.810**

27431

FOLIO 165
FOLIO Nº 97

27431

TÍTULO III
Planilla Nº 6A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
GASTOS FIGURATIVOS
(en pesos)

DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCIÓN, ENTIDAD	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	7.550.000	0	7.550.000	0	0	0	0	7.550.000
Autoridad Regulatoria Nuclear	0	7.550.000	0	7.550.000	0	0	0	0	7.550.000
Ministerio de Modernización	118.999.860	0	0	118.999.860	473.000.000	0	0	473.000.000	591.999.860
Ente Nacional de Comunicaciones	118.999.860	0	0	118.999.860	473.000.000	0	0	473.000.000	591.999.860
Ministerio del Interior, Obras Públicas y Vivienda	10.000.000	0	0	10.000.000	0	0	0	0	10.000.000
Dirección Nacional de Migraciones	10.000.000	0	0	10.000.000	0	0	0	0	10.000.000
Ministerio de Transporte	9.430.639	0	0	9.430.639	0	0	0	0	9.430.639
Dirección Nacional de Vialidad	9.430.639	0	0	9.430.639	0	0	0	0	9.430.639
Ministerio de Energía y Minería	7.042.000	0	0	7.042.000	0	0	0	0	7.042.000
Ente Nacional Regulador del Gas	3.000.000	0	0	3.000.000	0	0	0	0	3.000.000
Ente Nacional Regulador de la Electricidad	4.042.000	0	0	4.042.000	0	0	0	0	4.042.000
Ministerio de Finanzas	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Superintendencia de Seguros de la Nación	53.333.000	0	0	53.333.000	0	0	0	0	53.333.000
Ministerio de Salud	25.425.572	0	0	25.425.572	0	0	0	0	25.425.572
Instituto Nacional Central Único Coordinador de Ablación e Implante	441.377	0	0	441.377	0	0	0	0	441.377
Colonia Nacional Dr. Manuel A. Montes de Oca	7.904.131	0	0	7.904.131	0	0	0	0	7.904.131
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	2.030.335	0	0	2.030.335	0	0	0	0	2.030.335
Servicio Nacional de Rehabilitación	6.558	0	0	6.558	0	0	0	0	6.558
Superintendencia de Servicios de Salud	15.043.171	0	0	15.043.171	0	0	0	0	15.043.171
TOTAL	224.231.071	7.550.000	0	231.781.071	473.000.000	0	0	473.000.000	704.781.071

27431

TÍTULO III
Planilla Nº 7A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCIÓN, ENTIDAD	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Poder Legislativo Nacional	1.747.336.940	0	0	1.747.336.940	31.342.076	0	0	31.342.076	1.778.679.016
Auditoría General de la Nación	1.747.336.940	0	0	1.747.336.940	31.342.076	0	0	31.342.076	1.778.679.016
Presidencia de la Nación	864.635.380	0	0	864.635.380	39.934.753	0	0	39.934.753	904.570.133
Sindicatura General de la Nación	577.617.140	0	0	577.617.140	3.321.000	0	0	3.321.000	580.938.140
Autoridad Regulatoria Nuclear	287.018.240	0	0	287.018.240	36.613.753	0	0	36.613.753	323.631.993
Jefatura de Gabinete de Ministros	463.541.611	0	0	463.541.611	3.805.512	0	0	3.805.512	467.347.123
Agencia de Administración de Bienes del Estado	463.541.611	0	0	463.541.611	3.805.512	0	0	3.805.512	467.347.123
Ministerio del Interior, Obras Públicas y Vivienda	4.485.359.091	0	0	4.485.359.091	3.088.935.259	0	0	3.088.935.259	7.574.294.350
Instituto Nacional del Agua	252.962.023	0	0	252.962.023	25.044.500	0	0	25.044.500	278.006.523
Registro Nacional de las Personas	2.618.813.141	0	0	2.618.813.141	225.000.000	0	0	225.000.000	2.843.813.141
Dirección Nacional de Migraciones	1.264.801.970	0	0	1.264.801.970	219.938.382	0	0	219.938.382	1.484.740.352
Tribunal de Tasaciones de la Nación	55.565.571	0	0	55.565.571	0	0	0	0	55.565.571
Ente Nacional de Obras Hídricas de Saneamiento	214.601.774	0	0	214.601.774	2.616.302.377	0	0	2.616.302.377	2.830.904.151
Organismo Regulador de Seguridad de Presas	78.614.612	0	0	78.614.612	2.650.000	0	0	2.650.000	81.264.612
Ministerio de Justicia y Derechos Humanos	487.388.980	0	0	487.388.980	7.443.880	0	0	7.443.880	494.832.860
Instituto Nacional de Asuntos Indígenas	173.170.010	0	0	173.170.010	903.700	0	0	903.700	174.073.710
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	210.255.865	0	0	210.255.865	2.385.180	0	0	2.385.180	212.641.045
Centro Internacional para la Promoción de los Derechos Humanos	36.558.278	0	0	36.558.278	2.455.000	0	0	2.455.000	39.013.278
Agencia Nacional de Materiales Controlados	67.404.827	0	0	67.404.827	1.700.000	0	0	1.700.000	69.104.827
Ministerio de Defensa	2.166.078.132	0	0	2.166.078.132	135.413.616	0	0	135.413.616	2.301.491.748
Instituto Geográfico Nacional	167.147.311	0	0	167.147.311	18.588.100	0	0	18.588.100	185.735.411
Dirección General de Fabricaciones Militares	1.496.083.000	0	0	1.496.083.000	88.761.540	0	0	88.761.540	1.584.844.540
Servicio Meteorológico Nacional	502.847.821	0	0	502.847.821	28.063.976	0	0	28.063.976	530.911.797
Ministerio de Hacienda	198.644.925	0	0	198.644.925	0	0	0	0	198.644.925
Tribunal Fiscal de la Nación	198.644.925	0	0	198.644.925	0	0	0	0	198.644.925
Ministerio de Producción	1.331.893.257	0	0	1.331.893.257	417.348.316	0	0	417.348.316	1.749.241.573
Instituto Nacional de Tecnología Industrial	1.331.893.257	0	0	1.331.893.257	417.348.316	0	0	417.348.316	1.749.241.573
Ministerio de Agroindustria	1.015.199.673	0	0	1.015.199.673	258.324.748	0	0	258.324.748	1.273.524.421
Instituto Nacional de Tecnología Agropecuaria	404.412.770	0	0	404.412.770	126.790.973	0	0	126.790.973	531.203.743
Instituto Nacional de Investigación y Desarrollo Pesquero	283.067.145	0	0	283.067.145	128.533.775	0	0	128.533.775	411.600.920
Instituto Nacional de Vitivinicultura	327.719.758	0	0	327.719.758	3.000.000	0	0	3.000.000	330.719.758

TÍTULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Transporte	6.343.042.850	0	0	6.343.042.850	33.000.850.277	0	0	33.000.850.277	39.343.893.127
Dirección Nacional de Vialidad	4.840.869.579	0	0	4.840.869.579	32.653.734.277	0	0	32.653.734.277	37.494.603.856
Comisión Nacional de Regulación de Transporte	415.177.855	0	0	415.177.855	40.000.000	0	0	40.000.000	455.177.855
Organismo Regulador del Sistema Nacional de Aeropuertos	355.774.198	0	0	355.774.198	1.000.000	0	0	1.000.000	356.774.198
Administración Nacional de Aviación Civil	660.322.559	0	0	660.322.559	298.116.000	0	0	298.116.000	958.438.559
Junta de Investigación de Accidentes de Aviación Civil	70.898.659	0	0	70.898.659	8.000.000	0	0	8.000.000	78.898.659
Ministerio de Energía y Minería	3.193.055.903	7.550.000	0	3.200.605.903	116.864.772	0	0	116.864.772	3.317.470.675
Comisión Nacional de Energía Atómica	2.819.113.904	7.550.000	0	2.826.663.904	98.117.930	0	0	98.117.930	2.924.781.834
Servicio Geológico Minero Argentino	373.941.999	0	0	373.941.999	18.746.842	0	0	18.746.842	392.688.841
Ministerio de Finanzas	603.698.265	0	0	603.698.265	0	0	0	0	603.698.265
Comisión Nacional de Valores	288.332.373	0	0	288.332.373	0	0	0	0	288.332.373
Unidad de Infor. Financiera	315.365.892	0	0	315.365.892	0	0	0	0	315.365.892
Ministerio de Educación	385.039.763	0	0	385.039.763	14.662.500	0	0	14.662.500	399.702.263
Fundación Miguel Lillo	218.938.763	0	0	218.938.763	10.500.000	0	0	10.500.000	229.438.763
Comisión Nacional de Evaluación y Acreditación Universitaria	166.101.000	0	0	166.101.000	4.162.500	0	0	4.162.500	170.263.500
Ministerio de Ciencia, Tecnología e Innovación Productiva	13 117 510.723	0	0	13.117.510.723	1.957.975.820	0	0	1.957.975.820	15.075.486.543
Consejo Nacional de Investigaciones Científicas y Técnicas	12.584.856.000	0	0	12.584.856.000	307.140.000	0	0	307.140.000	12.891.996.000
Comisión Nacional de Actividades Espaciales	532.654.723	0	0	532.654.723	1.650.835.820	0	0	1.650.835.820	2.183.490.543
Ministerio de Cultura	860.753.000	0	0	860.753.000	116.088.520	0	0	116.088.520	976.841.520
Teatro Nacional Cervantes	238.525.000	0	0	238.525.000	88.970.711	0	0	88.970.711	327.495.711
Biblioteca Nacional	622.228.000	0	0	622.228.000	27.117.809	0	0	27.117.809	649.345.809
Ministerio de Salud	7.254.596.901	0	0	7.254.596.901	165.908.707	0	0	165.908.707	7.420.505.608
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	258.673.566	0	0	258.673.566	0	0	0	0	258.673.566
Hospital Nacional Dr. Baldomero Sommer	803.910.932	0	0	803.910.932	11.766.367	0	0	11.766.367	815.677.299
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	115.861.502	0	0	115.861.502	0	0	0	0	115.861.502
Instituto Nacional Central Único Coordinador de Ablación e Implante	186.776 463	0	0	186.776 483	5 065.370	0	0	5.065.370	191 841 833

TÍTULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	776.466.362	0	0	776.466.362	16.138.037	0	0	16.138.037	792.604.399
Hospital Nacional Profesor Alejandro Posadas	3.627.281.424	0	0	3.627.281.424	117.552.620	0	0	117.552.620	3.744.834.044
Colonia Nacional Dr. Manuel A. Montes de Oca	588.933.436	0	0	588.933.436	7.500.000	0	0	7.500.000	596.433.436
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	235.226.020	0	0	235.226.020	4.931.113	0	0	4.931.113	240.157.133
Servicio Nacional de Rehabilitación	342.568.795	0	0	342.568.795	0	0	0	0	342.568.795
Instituto Nacional del Cáncer (INC)	232.813.785	0	0	232.813.785	2.955.200	0	0	2.955.200	235.768.985
Agencia Nacional de Laboratorios Públicos (ANLAP)	86.084.616	0	0	86.084.616	0	0	0	0	86.084.616
Ministerio de Ambiente y Desarrollo Sustentable	955.231.757	0	0	955.231.757	190.934.968	0	0	190.934.968	1.146.166.725
Administración de Parques Nacionales	955.231.757	0	- 0	955.231.757	190.934.968	0	0	190.934.968	1.146.166.725
Ministerio de Desarrollo Social	375.028.324	0	0	375.028.324	25.629.661	0	0	25.629.661	400.657.985
Instituto Nacional de Asociativismo y Economía Social (INAES)	375.028.324	0	0	375.028.324	25.629.661	0	0	25.629.661	400.657.985
TOTAL	45.848.035.475	7.650.000	0	45.855.685.475	39.571.463.385	0	0	39.571.463.385	85.427.048.860

27431

H. SENADO DE LA NACIÓN · MESA DE ENTRADAS · FOLIO 169

CÁMARA DE DIPUTADOS · FOLIO Nº 101

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

TÍTULO III
Planilla Nº 8A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Jefatura de Gabinete de Ministros	0	0	1.035.554.896	1.035.554.896
Agencia de Administración de Bienes del Estado	0	0	1.035.554.896	1.035.554.896
Ministerio del Interior, Obras Públicas y Vivienda	293.577.892	751.877.889	66.619.524	1.112.075.305
Ente Nacional de Obras Hídricas de Saneamiento	293.577.892	751.877.889	66.619 524	1.112.075.305
Ministerio de Producción	0	0	2.210.000	2.210.000
Instituto Nacional de Tecnología Industrial	0	0	2.210.000	2.210.000
Ministerio de Agroindustria	17 500.000	99.775.241	0	117.275.241
Instituto Nacional de Tecnología Agropecuana	0	99.775.241	0	99.775.241
Instituto Nacional de Vitivinicultura	17.500.000	0	0	17.500.000
Ministerio de Transporte	0	6.292.558.495	3.748.090.760	10.040.649.255
Dirección Nacional de Vialidad	0	6.292.558.495	3.748.090.760	10.040.649.255
Ministerio de Energía y Minería	0	0	834.515.085	834.515.085
Comisión Nacional de Energía Atómica	0	0	834.515.085	834.515.085
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	246.018.001	130.000.000	376.018.001
Comisión Nacional de Actividades Espaciales	0	246.018.001	130.000.000	376.018.001
Ministerio de Salud	0	0	310.000	310.000
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	0	310.000	310.000
TOTAL	**311.077.892**	**7.390.229.626**	**5.817.300.265**	**13.518.607.783**

27431

FOLIO 170 — H. SENADO DE LA NACIÓN • MESA DE ENTRADAS •

CÁMARA DE DIPUTADOS — FOLIO Nº 302

27431

TÍTULO III
Planilla Nº 9A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Presidencia de la Nación	202.647.520	0	0	202.647.520
Autoridad Regulatoria Nuclear	202.647.520	0	0	202.647.520
Jefatura de Gabinete de Ministros	1.035.554.896	0	0	1.035.554.896
Agencia de Administración de Bienes del Estado	1.035.554.896	0	0	1.035.554.896
Ministerio de Modernización	2.253.706.715	0	0	2.253.706.715
Ente Nacional de Comunicaciones	2.253.706.715	0	0	2.253.706.715
Ministerio del Interior, Obras Públicas y Vivienda	613.251.518	255.577.672	0	868.829.190
Dirección Nacional de Migraciones	561.398.675	0	0	561.398.675
Ente Nacional de Obras Hídricas de Saneamiento	51.852.843	255.577.672	0	307.430.515
Ministerio de Defensa	1.008.953.490	0	0	1.008.953.490
Dirección General de Fabricaciones Militares	1.008.953.490	0	0	1.008.953.490
Ministerio de Producción	126.891.795	2.210.000	0	129.101.795
Instituto Nacional de Tecnología Industrial	0	2.210.000	0	2.210.000
Instituto Nacional de la Propiedad Industrial	126.891.795	0	0	126.891.795
Ministerio de Agroindustria	2.016.828.211	15.551.741	0	2.032.379.952
Instituto Nacional de Tecnología Agropecuaria	602.432.777	15.551.741	0	617.984.518
Instituto Nacional de Vitivinicultura	17.500.000	0	0	17.500.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	1.396.895.434	0	0	1.396.895.434
Ministerio de Turismo	416.366.600	0	0	416.366.600
Instituto Nacional de Promoción Turística	416.366.600	0	0	416.366.600
Ministerio de Transporte	17.925.881.299	1.857.911.754	0	19.783.793.053
Agencia Nacional de Seguridad Vial	332.353.012	0	0	332.353.012
Dirección Nacional de Vialidad	16.522.183.655	1.857.911.754	0	18.380.095.409
Administración Nacional de Aviación Civil	1.071.344.632	0	0	1.071.344.632
Ministerio de Energía y Minería	1.134.589.253	534.732	0	1.135.123.985
Comisión Nacional de Energía Atómica	834.515.085	534.732	0	835.049.817
Servicio Geológico Minero Argentino	1.114.820	0	0	1.114.820
Ente Nacional Regulador del Gas	180.118.018	0	0	180.118.018
Ente Nacional Regulador de la Electricidad	118.841.330	0	0	118.841.330
Ministerio de Finanzas	1.524.046.610	0	0	1.524.046.610
Superintendencia de Seguros de la Nación	1.524.046.610	0	0	1.524.046.610
Ministerio de Ciencia, Tecnología e Innovación Productiva	0	130.000.000	0	130.000.000

TÍTULO III
Planilla Nº 9A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Comisión Nacional de Actividades Espaciales	0	130.000.000	0	130.000.000
Ministerio de Cultura	79.818.696	0	0	79.818.696
Biblioteca Nacional	4.084.337	0	0	4.084.337
Instituto Nacional del Teatro	74.759.357	0	0	74.759.357
Fondo Nacional de las Artes	975.002	0	0	975.002
Ministerio de Trabajo, Empleo y Seguridad Social	956.164.558	0	0	956.164.558
Superintendencia de Riesgos del Trabajo	956.164.558	0	0	956.164.558
Ministerio de Salud	10.202.426.625	310.000	0	10.202.736.625
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	99.054.619	0	0	99.054.619
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	0	310.000	0	310.000
Superintendencia de Servicios de Salud	10.103.372.006	0	0	10.103.372.006
TOTAL	39.497.127.786	2.262.095.899	0	41.759.223.685

27431

TÍTULO III
Planilla Nº 1B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Seguridad	0	0	25.261.689.358	0	0	0	25.261.689.358
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	25.261.689.358	0	0	0	25.261.689.358
Ministerio de Defensa	0	0	33.649.760.867	0	0	0	33.649.760.867
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	33.649.760.867	0	0	0	33.649.760.867
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	1.283.735.200.339	0	0	169.779.462.391	1.453.514.662.730
Administración Nacional de la Seguridad Social	0	0	1.283.735.200.339	0	0	169.779.462.391	1.453.514.662.730
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**0**	**0**	**1.342.646.650.564**	**0**	**0**	**169.779.462.391**	**1.512.426.112.955**

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

H. SENADO DE LA NACIÓN · MESA DE ENTRADAS · FOLIO 173

CÁMARA DE DIPUTADOS · FOLIO Nº 105

TÍTULO III
Planilla Nº 2B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL.DIREC.	DE CAPITAL	FINANCIERA		
Ministerio de Seguridad	114.047.990	40.381.361	154.429.351	0	25.107.260.007	0	0	25.261.689.358	0	0	0	0	25.261.689.358
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	114.047.990	40.381.361	154.429.351	0	25.107.260.007	0	0	25.261.689.358	0	0	0	0	25.261.689.358
Ministerio de Defensa	116.498.567	13.262.850	129.761.417	0	33.511.579.216	0	0	33.641.340.635	8.420.232	0	0	8.420.232	33.649.760.867
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	116.498.567	13.262.850	129.761.417	0	33.511.579.216	0	0	33.641.340.635	8.420.232	0	0	8.420.232	33.649.760.867
Ministerio de Trabajo, Empleo y Seguridad Social	16.858.761.828	6.671.840.541	23.530.602.369	63.045.587	1.014.527.846.666	0	244.864.722.000	1.282.786.216.642	948.983.697	0	0	948.983.697	1.283.735.200.339
Administración Nacional de la Seguridad Social	16.858.761.828	6.671.840.541	23.530.602.369	63.045.587	1.014.527.846.666	0	244.864.722.000	1.282.786.216.642	948.983.697	0	0	948.983.697	1.283.735.200.339
TOTAL	17.089.308.385	6.725.484.752	23.814.793.137	63.045.587	1.073.146.685.911	0	244.864.722.000	1.341.889.246.835	957.403.929	0	0	957.403.929	1.342.846.650.564

27431

TÍTULO III
Planilla Nº 3B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Seguridad	0	9.653.880.896	0	15.607.808.462	0	25.261.689.358	0	0	0	25.261.689.358
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	9.653.880.896	0	15.607.808.462	0	25.261.689.358	0	0	0	25.261.689.358
Ministerio de Defensa	0	13.949.293.274	0	19.700.467.593	0	33.649.760.867	0	0	0	33.649.760.867
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	13.949.293.274	0	19.700.467.593	0	33.649.760.867	0	0	0	33.649.760.867
Ministerio de Trabajo, Empleo y Seguridad Social	112.959.200.000	1.203.035.554.215	0	0	137.047.400.000	1.453.042.154.215	0	472.508.515	472.508.515	1.453.514.662.730
Administración Nacional de la Seguridad Social	112.959.200.000	1.203.035.554.215	0	0	137.047.400.000	1.453.042.154.215	0	472.508.515	472.508.515	1.453.514.662.730
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**112.959.200.000**	**1.226.638.728.385**	**0**	**35.308.276.055**	**137.047.400.000**	**1.511.953.604.440**	**0**	**472.508.515**	**472.508.515**	**1.512.426.112.955**

27431

TÍTULO III
Planilla Nº 4B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	1.625.247.304.440
Ingresos Tributarios	423.973.114.923
Impuestos Directos	126.015.700.000
Impuestos Indirectos	297.957.414.923
Aportes y Contribuciones a la Seguridad Social	745.200.545.170
Aportes y Contribuciones a la Seguridad Social	745.200.545.170
Ingresos No Tributarios	1.327.338.000
Otros No Tributarios	1.327.338.000
Rentas de la Propiedad	169.431.430.292
Intereses	169.431.430.292
Contribuciones Figurativas para Financiaciones Corrientes	285.314.876.055
De la Administración Nacional	285.314.876.055
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**1.625.247.304.440**

TÍTULO III
Planilla Nº 5B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Seguridad	0	9.493.880.896	48.000.000	0	112.000.000	0	9.653.880.896	0	0	0	0	9.653.880.896
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	9.493.880.896	48.000.000	0	112.000.000	0	9.653.880.896	0	0	0	0	9.653.880.896
Ministerio de Defensa	0	13.949.293.274	0	0	0	0	13.949.293.274	0	0	0	0	13.949.293.274
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	13.949.293.274	0	0	0	0	13.949.293.274	0	0	0	0	13.949.293.274
Ministerio de Trabajo, Empleo y Seguridad Social	423.973.114.923	721.757.371.000	1.279.338.000	0	169.319.430.292	0	1.316.329.254.215	0	0	0	0	1.316.329.254.215
Administración Nacional de la Seguridad Social	423.973.114.923	721.757.371.000	1.279.338.000	0	169.319.430.292	0	1.316.329.254.215	0	0	0	0	1.316.329.254.215
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	423.973.114.923	745.200.545.170	1.327.338.000	0	169.431.430.292	0	1.339.932.428.385	0	0	0	0	1.339.932.428.385

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

H. SENADO DE LA NACIÓN
MESA DE ENTRADAS
FOLIO 177

CÁMARA DE DIPUTADOS
FOLIO Nº 109

TÍTULO III
Planilla Nº 6B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Trabajo, Empleo y Seguridad Social	134.466.881.336	0	35.308.276.055	169.775.157.391	4.305.000	0	0	4.305.000	169.779.462.391
Administración Nacional de la Seguridad Social	134.466.881.336	0	35.308.276.055	169.775.157.391	4.305.000	0	0	4.305.000	169.779.462.391
TOTAL	134.466.881.336	0	35.308.276.055	169.775.157.391	4.305.000	0	0	4.305.000	169.779.462.391

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

27431

H. SENADO DE LA NACIÓN • MESA DE ENTRADAS • FOLIO 178

CÁMARA DE DIPUTADOS FOLIO Nº 116

TÍTULO III
Planilla Nº 7B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Seguridad	0	0	15.607.808.462	15.607.808.462	0	0	0	0	15.607.808.462
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	15.607.808.462	15.607.808.462	0	0	0	0	15.607.808.462
Ministerio de Defensa	0	0	19.700.467.593	19.700.467.593	0	0	0	0	19.700.467.593
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	19.700.467.593	19.700.467.593	0	0	0	0	19.700.467.593
Ministerio de Trabajo, Empleo y Seguridad Social	250.006.600.000	0	0		0	0	0	0	250.006.600.000
				250.006.600.000					
Administración Nacional de la Seguridad Social	250.006.600.000	0	0	250.006.600.000	0	0	0	0	250.006.600.000
TOTAL	**250.006.600.000**	**0**	**35.308.276.055**	**285.314.876.055**	**0**	**0**	**0**	**0**	**285.314.876.055**

TÍTULO III
Planilla Nº 8B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Seguridad	0	0	825.000.000	825.000.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	0	825.000.000	825.000.000
Ministerio de Defensa	0	0	2.059.169.978	2.059.169.978
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	0	2.059.169.978	2.059.169.978
Ministerio de Trabajo, Empleo y Seguridad Social	2.210.000.000	462.508.515	0	2.672.508.515
Administración Nacional de la Seguridad Social	2.210.000.000	462.508.515	0	2.672.508.515
TOTAL	2.210.000.000	462.508.515	2.884.169.978	5.556.678.493

27431

TÍTULO III
Planilla Nº 9B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
APLICACIONES FINANCIERAS
(en pesos)

JURISDICCIÓN, ENTIDAD / CARÁCTER ECONÓMICO	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ministerio de Seguridad	0	825.000.000	0	825.000.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	0	825.000.000	0	825.000.000
Ministerio de Defensa	0	2.059.169.978	0	2.059.169.978
Instituto de Ayuda Financiera para pago de Retiros y Pensiones Militares	0	2.059.169.978	0	2.059.169.978
Ministerio de Trabajo, Empleo y Seguridad Social	80.577.700.000	34.916.000.000	0	115.493.700.000
Administración Nacional de la Seguridad Social	80.577.700.000	34.916.000.000	0	115.493.700.000
TOTAL	80.577.700.000	37.800.169.978	0	118.377.869.978